As filed with the Securities and Exchange Commission on December 18, 2003
Registration No. 333-110206

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to
Form S-2
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Psychiatric Solutions, Inc.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	23-2491707 (I.R.S. Employer Identification Number)

113 Seaboard Lane, Suite C-100

Franklin, Tennessee 37067
(615) 312-5700
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Joey A. Jacobs

113 Seaboard Lane, Suite C-100
Franklin, Tennessee 37067
(615) 312-5700
(Name, address, including zip code, and telephone number
including area code, of agent for service)

With copies to:

Christopher L. Howard, Esq.

Waller Lansden Dortch & Davis, PLLC
511 Union Street, Suite 2100
Nashville, Tennessee 37219
(615) 244-6380

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:    ☐

     If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box:    ☐

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.    ☐

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated December 18, 2003

PROSPECTUS

6,000,000 Shares

Common Stock

________________________________________________________________________________

This is an offering of shares of common stock of Psychiatric Solutions, Inc. Of the 6,000,000 shares being offered, we are selling 3,000,000 shares and the selling stockholders identified in this prospectus are selling 3,000,000 shares. We will not receive any of the proceeds from the sale of shares by the selling stockholders.

Our common stock is traded on the Nasdaq National Market under the symbol “PSYS.” On December 17, 2003, the last reported sale price of our common stock on the Nasdaq National Market was $16.99 per share.

       Investing in our common stock involves risks. “Risk Factors” begin on page 8.

	Per Share	Total

Public offering price	$	$
Underwriting discount	$	$
Proceeds to Psychiatric Solutions, Inc. (before expenses)	$	$
Proceeds to selling stockholders (before expenses)	$	$

We and the selling stockholders identified in this prospectus have granted the underwriters a 30-day option to purchase up to an aggregate of 900,000 additional shares of common stock to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Lehman Brothers, on behalf of the underwriters, expects to deliver the shares on or about                     , 2003.

________________________________________________________________________________

LEHMAN BROTHERS

MERRILL LYNCH & CO.

RAYMOND JAMES

SUNTRUST ROBINSON HUMPHREY

AVONDALE PARTNERS

STEPHENS INC.

HARRIS NESBITT GERARD

                    , 2003

PROSPECTUS SUMMARY
RISK FACTORS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
MARKET PRICE OF COMMON STOCK
CAPITALIZATION
SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
PRINCIPAL AND SELLING STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
CERTAIN U. S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS OF OUR COMMON STOCK
UNDERWRITING
NOTICE TO CANADIAN RESIDENTS
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION OF DOCUMENTS BY REFERENCE
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
INDEX TO FINANCIAL STATEMENTS
EX-1.1 FORM OF UNDERWRITING AGREEMENT
EX-5.1 OPINION OF WALLER LANSDEN DORTCH & DAVIS
EX-10.14 AMENDMEN TO EMPLOYMENT AGREEMENT
EX-23.1 CONSENT OF ERNST & YOUNG LLP
EX-23.2 CONSENT OF DELOITTE & TOUCHE LLP
EX-23.3 CONSENT OF BDO SEIDMAN LLP
EX-23.4 CONSENT OF BDO SEIDMAN LLP

      You should rely only on the information contained in this prospectus. We have not authorized any person to provide you with any information different from what is contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of the prospectus or of any sale of the common stock.

PROSPECTUS SUMMARY

      The following summary highlights information about us and the offering of our common stock contained elsewhere in this prospectus. It is not complete and may not contain all of the information that may be important to you in making a decision to purchase our common stock. For a more complete understanding of us and our offering of common stock, we urge you to read this entire prospectus carefully, including the “Risk Factors” section, the consolidated financial statements and the notes to those statements and the pro forma financial information. Throughout this prospectus (unless the context otherwise requires), when we refer to “Psychiatric Solutions,” “us,” “we” or “our,” we are describing Psychiatric Solutions, Inc. together with its subsidiaries and other operations. Also, when we refer to “pro forma” financial information or information presented “on a pro forma basis,” such information gives effect to the acquisitions we have completed between July 1, 2002 and June 30, 2003 as if they had occurred at the beginning of the periods presented.

Psychiatric Solutions

      We are a leading provider of inpatient behavioral health care services in the United States. Through our inpatient division, we operate 23 owned or leased behavioral health care facilities with approximately 2,800 beds in 13 states. In addition, through our management contract division, we manage 45 behavioral health care units for third parties and 11 behavioral health care facilities for government agencies. We believe that our singular focus on the provision of behavioral health care services allows us to operate more efficiently and provide higher quality care than our competitors. We primarily operate in underserved markets with limited competition and favorable demographic trends. On a pro forma basis, we generated revenue of $364.2 million and $288.1 million, respectively, for the year ended December 31, 2002 and the nine months ended September 30, 2003.

      Our freestanding inpatient behavioral health care facilities accounted for approximately 77% of our pro forma revenue for the nine months ended September 30, 2003. These facilities offer a wide range of inpatient behavioral health care services. We offer these services through a combination of acute behavioral hospitals and residential treatment centers. Our acute behavioral hospitals provide the most intensive level of care, including 24-hour skilled nursing observation and care, daily interventions and oversight by a psychiatrist and intensive, highly coordinated treatment by a physician-led team of mental health professionals. Our residential treatment centers, or RTCs, offer longer term treatment programs primarily for children and adolescents with long-standing acute behavioral health problems. Our RTCs provide physician-led, multi-disciplinary treatments that address the overall medical, psychiatric, social and academic needs of the patient.

      Our management contract division accounted for approximately 23% of our pro forma revenue for the nine months ended September 30, 2003. This portion of our business involves the development, organization and management of behavioral health care programs within general acute care hospitals and the management of behavioral health care facilities for government agencies. We provide our customers with a variety of management options, including (1) clinical and management infrastructure, (2) personnel recruitment, staff orientation and supervision, (3) corporate consultation and (4) performance improvement plans. Our broad range of services can be customized into individual programs that meet specific facility and community requirements. We are dedicated to providing quality programs with integrity, innovation and flexibility.

Recent Developments

      On November 1, 2003, we acquired the 109-bed Alliance Health Center located in Meridian, Mississippi. Alliance Health Center is a licensed acute care hospital that provides psychiatric care for children, adolescents and adults. In addition, a 60-bed residential treatment center is under construction and is scheduled to open during the third quarter of 2004.

Our Industry

      An estimated 22% of the U.S. adult population and 10% of U.S. children and adolescents suffer from a diagnosable mental disorder in a given year. Based on the 2002 U.S. census, these figures translate to approximately 50 million Americans. In addition, four of the ten leading causes of disability in the United States are mental disorders.

      The behavioral health care industry is extremely fragmented with only a few large national providers. During the 1990s, the behavioral health care industry experienced a significant contraction following a long period of growth. Between 1990 and 1999, nearly 300 inpatient behavioral health care facilities, accounting for over 40% of available beds, were closed. The reduction was largely driven by third party payors who decreased reimbursement, implemented more stringent admission criteria and decreased the authorized length of stay. We believe this reduced capacity has resulted in an underserved patient population.

      Reduced capacity, coupled with mental health parity legislation providing for greater access to mental health services, has resulted in favorable industry fundamentals. Behavioral health care providers have enjoyed significant improvement in reimbursement rates, increased admissions and stabilized lengths of stay. According to the National Association of Psychiatric Health Systems, payments for the inpatient care of behavioral health and addictive disorders have increased nationwide. Average inpatient net revenue in 2001 increased 9.6% to $556 per day from the prior year. Inpatient admissions increased 11.4% in 2001 to an average of 2,354 per facility while average occupancy rates increased from 69.2% in 2000 to 74.1% in 2001. Following a rapid decrease during the early 1990s, inpatient average length of stay stabilized between 9 and 10 days from 1997 to 2001. The average RTC net revenue per patient day in 2001 was $318. RTC admissions rose 27.9% in 2001 while total patient days increased 33.8%. Occupancy rates in freestanding RTCs were 85.2% in 2001 while average length of stay was approximately 285 days. These favorable trends have resulted in high demand for behavioral health care services.

Our Competitive Strengths

      We believe the following competitive strengths contribute to our strong market share in each of our markets and will enable us to continue to successfully grow our business and increase our profitability:

•	Singular focus on behavioral health care — We focus exclusively on the provision of behavioral health care services. We believe this allows us to operate more efficiently and provide higher quality care than our competitors. In addition, we believe our focus and reputation have helped us to develop important relationships and extensive referral networks within our markets and to attract and retain qualified behavioral health care professionals.

•	Strong and sustainable market position — Our facilities have an established presence in each of our markets, and we believe that the majority of our owned and leased facilities have the leading market share in their respective service areas. Our relationships and referral networks would be difficult, time-consuming and expensive for new competitors to replicate. In addition, many of the states in which we operate require a certificate of need to open a behavioral health care facility, which may be difficult to obtain and may further preclude new market participants.

•	Demonstrated ability to identify and integrate acquisitions — We have successfully integrated the five facilities we acquired in 2001 and 2002 as well as the facilities we acquired in 2003 in connection with our acquisition of Ramsay Youth Services, Inc. (“Ramsay”) and six facilities from The Brown Schools, Inc. (“The Brown Schools”). We attribute part of our success in integrating these facilities to our rigorous due diligence review of these facilities prior to completing the acquisitions. We employ a disciplined acquisition strategy that is based on defined criteria including quality of service, return on invested capital and strategic benefits. We also have a comprehensive post-acquisition strategic plan to facilitate the integration of acquired facilities that includes improving facility operations, recruiting psychiatrists and expanding the breadth of services offered by the facilities.

•	Diversified payor mix and revenue base — As we have grown our business, we have focused on diversifying our sources of revenue. On a pro forma basis, for the nine months ended September 30, 2003, we received 33% of our revenue from Medicaid, 23% from multiple commercial payors, 20% from various state and local government payors, 13% from various third parties and 11% from Medicare. As we receive Medicaid payments from more than 35 states, we are not significantly affected by changes in reimbursement policies in any one state. The majority of our Medicaid payments relate to the care of children and adolescents. Management believes that children and adolescents are a patient class that is less susceptible to reductions in reimbursement rates. For the nine months ended September 30, 2003, no single facility represented more than 8% of our pro forma revenue.

•	Experienced management team — Our senior management team has an average of 20 years of experience in the health care industry. Joey A. Jacobs, our Chairman, President and Chief Executive Officer, has over 28 years experience in various capacities in the health care industry. Jack R. Salberg, our Chief Operating Officer, has more than 29 years of operational experience in both profit and non-profit health care sectors. Our senior management operates as a cohesive, complementary group and has extensive operating knowledge of our industry and understanding of the regulatory environment in which we operate. Our senior managers employ conservative fiscal policies and have a successful track record in both operating our core business and integrating acquired assets.

•	Significant free cash flow and minimal capital requirements — We consistently generate significant free cash flow due to the profitable operation of our business, our low capital expenditure requirements and through the active management of our working capital. As the behavioral health care business does not require the procurement and replacement of expensive medical equipment, our capital expenditure requirements are less than that of other facility-based health care providers. Historically, our capital expenditures have amounted to less than 2% of our revenue. Our accounts receivable management is less complex than acute care providers because there are fewer billing codes for behavioral health care facilities.

Our Growth Strategy

      We have experienced significant growth in our operations as measured by the number of our facilities, admissions, patient days, revenue and net income. The principal elements of our growth strategy are to:

•	Continue to Drive Same-Facility Growth — We increased our revenue by approximately 10% for the nine months ended September 30, 2003 as compared to our revenue for the nine months ended September 30, 2002 through same-facility growth. We intend to continue to increase our same-facility growth by increasing our admissions and continuing to maximize reimbursement. We plan to accomplish these goals by:

•	continuing to provide the highest quality service;

•	building relationships that enhance our presence in local and regional markets;

•	developing formal marketing initiatives and expanding referral networks; and

•	expanding our services and developing new services to take advantage of increased demand in select markets where we operate.

•	Grow Through Strategic Acquisitions — Our industry is highly fragmented and we plan to selectively pursue the acquisition of additional inpatient behavioral health care facilities. There are approximately 500 acute and residential treatment facilities in the U.S. and the top three providers operate less than 17% of these facilities. We believe there are a number of acquisition candidates available at attractive valuations, and we have a number of potential acquisitions that are in various stages of development and negotiation. We believe our focus on behavioral health care provides us with a strategic advantage when assessing a potential acquisition. We employ a disciplined acquisition strategy that is based on defined criteria including quality of service, return on invested capital and strategic benefits.

•	Enhance Operating Efficiencies — Our management team has extensive experience in the operation of multi-facility health care services companies. We intend to focus on improving our profitability by optimizing staffing ratios, controlling contract labor costs and reducing supply costs through group purchasing. We believe that our focus on efficient operations increases our profitability and will attract qualified behavioral health care professionals and patients.

      Psychiatric Solutions is a Delaware corporation. Our principal executive office is located at 113 Seaboard Lane, Suite C-100, Franklin, Tennessee 37067, and our telephone number is (615) 312-5700. Our website can be found at www.psysolutions.com. Information on our website is not deemed to be part of this prospectus.

The Offering

Common stock offered by us	3,000,000 shares

Common stock offered by selling stockholders	3,000,000 shares

Common stock to be outstanding after the offering	11,661,601 shares(1)

Use of proceeds	We intend to use the net proceeds from shares sold by us in the offering for general corporate purposes including acquisitions. We will not receive any proceeds from the sale of shares by the selling stockholders. See “Use of Proceeds.”

Nasdaq National Market symbol	“PSYS”

(1)	Unless otherwise indicated, information contained in this prospectus regarding the number of shares of common stock outstanding after this offering does not include an aggregate of up to 7,282,609 shares comprised of the following:

•	up to 900,000 shares issuable by us upon exercise of the underwriters’ over-allotment option;

•	4,673,527 shares issuable upon conversion of our Series A convertible preferred stock and accrued pay-in-kind dividends;

•	1,593,039 shares issuable upon exercise of outstanding stock options granted under our Amended and Restated Psychiatric Solutions, Inc. Equity Incentive Plan and our Amended and Restated Psychiatric Solutions, Inc. Outside Directors’ Non-Qualified Stock Option Plan with a weighted average exercise price of $9.70 per share;

•	82,225 shares issuable upon exercise of outstanding stock options granted separately from our stock option plans with a weighted average exercise price of $16.66; and

•	33,818 shares issuable upon the exercise of outstanding warrants with a weighted average exercise price of $8.72 per share.

      For a discussion of certain risks that should be considered in connection with an investment in our common stock, see “Risk Factors.”

Summary Historical and Pro Forma Financial and Operating Data

      The following table sets forth summary historical financial and operating data of Psychiatric Solutions for, or as of the end of, each of the nine months ended September 30, 2003 and 2002 and each of the years ended December 31, 2002, 2001 and 2000. The following table also sets forth pro forma financial and operating data on a pro forma basis for, or as of the end of, the nine months ended September 30, 2003 and the year ended December 31, 2002. The summary historical financial data as of and for each of the years ended December 31, 2002, 2001 and 2000 were derived from the audited consolidated financial statements of Psychiatric Solutions contained elsewhere in this prospectus. The summary historical financial data as of and for the nine months ended September 30, 2003 and 2002 and the pro forma financial information as of and for the nine months ended September 30, 2003 and the year ended December 31, 2002 were derived from the unaudited condensed consolidated financial statements of Psychiatric Solutions contained elsewhere in this prospectus. These unaudited condensed consolidated financial statements include all adjustments necessary (consisting of normal recurring accruals) for a fair presentation of the financial position and the results of operations for these periods. Operating results for the nine months ended September 30, 2003 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2003. You should read this table in conjunction with Psychiatric Solutions’ consolidated financial statements and notes thereto, “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations” and “Unaudited Pro Forma Condensed Combined Financial Information” contained elsewhere in this prospectus.

	Nine Months Ended September 30,			Year Ended December 31,

	2003	2003	2002	2002	2002	2001	2000

	(Pro Forma)			(Pro Forma)

	(Dollars in thousands, except operating data)
Revenue	$288,063	$193,002	$78,072	$364,225	$113,912	$43,999	$23,502
Costs and expenses:
Salaries, wages and employee benefits	159,150	99,686	44,625	201,978	62,444	26,183	15,257
Other operating expenses	94,392	66,486	22,899	114,649	35,632	11,322	5,826
Provision for bad debts	5,005	3,875	2,038	5,584	3,681	662	467
Depreciation and amortization	5,567	3,630	1,222	7,071	1,770	945	757
Interest expense	16,228	9,363	4,070	21,359	5,564	2,660	1,723
Other expenses	5,617	5,159	—	1,694	144	1,237	—

Total costs and expenses	285,959	188,199	74,854	352,335	109,235	43,009	24,030
Income (loss) from continuing operations before income taxes	$2,104	$4,803	$3,218	$11,890	$4,677	$990	$(528)

Net income (loss)	$940	$2,613	$3,218	$20,442	$5,684	$2,578	$(1,916)

Net (loss) income available to common stockholders	$(20)	$2,121	$3,218	$19,168	$5,684	$2,578	$(1,916)

Basic earnings (loss) per share	$0.00	$0.26	$0.58	$3.14	$0.93	$0.51	$(0.40)

Diluted earnings (loss) per share	$0.00	$0.24	$0.54	$1.80	$0.86	$0.49	$(0.40)

Balance Sheet Data (End of Period):
Cash	$9,574	$9,574	$2,862	N/A	$2,392	$1,262	$336
Working capital (deficit)	31,507	31,507	2,405	N/A	2,369	(3,624)	(4,571)
Property and equipment, net	134,869	134,869	23,728	N/A	33,547	17,980	308
Total assets	290,251	290,251	87,049	N/A	90,138	54,294	26,356
Total debt	174,300	174,300	42,313	N/A	43,822	36,338	16,641
Stockholders’ equity	34,713	34,713	29,345	N/A	30,549	9,238	6,235

	Nine Months Ended September 30,			Year Ended December 31,

	2003	2003	2002	2002	2002	2001	2000

	(Pro Forma)			(Pro Forma)

	(Dollars in thousands, except operating data)
Other Data:
Adjusted EBITDA(1)	29,530	22,969	8,624	42,132	12,273	5,832	1,952
Number of facilities	22	22	5	22	5	4	—
Number of licensed beds	2,886	2,886	699	2,886	699	489	—
Admissions	24,408	17,955	10,662	31,624	14,737	3,027	—
Patient days	574,633	333,755	103,096	750,113	145,575	30,511	—
Average length of stay	24	19	10	24	10	10	—

(1)	Adjusted EBITDA is a non-GAAP financial measure and is defined as net (loss) income before discontinued operations, interest expense (net of interest income), income taxes, depreciation, amortization, stock compensation and other items included in the caption above labeled “Other expenses” as more fully described in the accompanying reconciliation of adjusted EBITDA to net (loss) income. These other expenses may occur in future periods, but the amounts recognized can vary significantly from period to period and do not directly relate to the ongoing operations of our health care facilities. Our management relies on adjusted EBITDA as the primary measure to review and assess the operating performance of our facilities and their management teams. We believe it is useful to investors to provide disclosures of our operating results on the same basis as that used by management. Management and investors also review adjusted EBITDA to evaluate our overall performance and to compare our current operating results with corresponding periods and with other companies in the health care industry. You should not consider adjusted EBITDA in isolation or as a substitute for net income, operating cash flows or other cash flow statement data determined in accordance with accounting principles generally accepted in the United States. Because adjusted EBITDA is not a measure of financial performance under accounting principles generally accepted in the United States and is susceptible to varying calculations, it may not be comparable to similarly titled measures of other companies. The following are the components of adjusted EBITDA for the nine months ended September 30, 2003 and 2002, each of the years ended December 31, 2002, 2001 and 2000 and on a pro forma basis for the nine months ended September 30, 2003 and the year ended December 31, 2002:

	Nine Months Ended
	September 30,			Year Ended December 31,

	2003	2003	2002	2002	2002	2001	2000

	(Pro Forma)			(Pro Forma)

	(Dollars in thousands)
Net income (loss)	$940	$2,613	$3,218	$20,442	$5,684	$2,578	$(1,916)
Discontinued operations	—	—	—	—	—	(1,588)	1,388
Provision for (benefit from) income taxes	1,164	2,190	—	(8,552)	(1,007)	—	—
Interest expense	16,228	9,363	4,070	21,359	5,564	2,660	1,723
Depreciation and amortization	5,567	3,630	1,222	7,071	1,770	945	757
Stock compensation expense	14	14	114	118	118	—	—
Other expenses:
Change in valuation of put warrants	960	960	—	—	—	—	—
Asset impairment charges at Ramsay	—	—	—	125	—	—	—
Change in reserve on stockholder notes	(545)	(545)	—	92	92	—	—
Loss (gain) on sale/disposal of assets	458	—	—	(509)	(34)	—	—
Severance payments to former employees at PMR	—	—	—	1,900	—	—	—
Loss on refinancing long-term debt	4,744	4,744	—	86	86	1,237	—

Total other expenses	5,617	5,159	—	1,694	144	1,237	—

Adjusted EBITDA	$29,530	$22,969	$8,624	$42,132	$12,273	$5,832	$1,952

RISK FACTORS

      Investing in our common stock involves a high degree of risk. You should consider carefully each of the following risks and all other information contained in this prospectus before deciding to purchase shares of our common stock. If any of the events described below actually occur, our business, financial condition and operating results could be adversely affected. As a result, the trading price of our common stock could decline, perhaps significantly, and you could lose all or part of your investment.

Risks Related to Us and Our Business

If federal or state health care programs or managed care companies reduce reimbursement rates or methods of reimbursement for our services, our revenue may decline.

      A portion of our revenue is derived from the Medicare and Medicaid programs and from various state and local government payors. In recent years, federal and state governments have made significant changes in these programs. These changes have, in certain instances, decreased the amount of money we receive for our services. Future federal and state legislation may further reduce the payments received for our services or increase the timing of reimbursement payments to us. Consistent with reimbursement trends in other segments of the health care services industry, the Centers for Medicare and Medicaid Services (“CMS”) proposed on November 19, 2003 a new Medicare prospective payment system (“PPS”) for inpatient behavioral health care facilities. CMS is proposing a per diem PPS. The proposed base per diem amount will cover nearly all labor and non-labor costs of furnishing covered inpatient behavioral health care services — including routine, ancillary and capital costs. The proposed per diem will not, however, include the costs of bad debts and certain other costs that are paid separately. In addition, CMS is proposing that the base per diem be adjusted for specific facility and patient characteristics that influence the cost of patient care. CMS is also proposing to adjust the per diem rate to take into account the increased cost of care associated with the first eight days after admission of a patient. CMS currently plans to begin implementing the new PPS for behavioral health care facilities on April 1, 2004, although CMS may delay implementation beyond such date. CMS has also proposed a three-year transition period that will be a blend of decreasing cost-based payments and increasing PPS payments, with full PPS rates becoming effective in the fourth year. We are uncertain what impact the proposed regulation will have on our business and financial and operating results.

      Insurance and managed care companies and other third parties from whom we receive payment may attempt to control health care costs by requiring that facilities discount their services in exchange for exclusive or preferred participation in their benefit plans, which may reduce the payments we receive for our services.

If we are unable to successfully identify and integrate acquisitions into our business, our operations could be disrupted.

      Our acquisitions of The Brown Schools and Ramsay have significantly increased the size and geographic scope of our operations. We may be unable to achieve the anticipated benefits from the acquisitions of The Brown Schools and Ramsay. If we are unable to realize these anticipated benefits, it could have a material adverse effect on our business and financial and operating results.

      Our ability to successfully identify and integrate future acquisitions with our existing business will be critical to the future success of our business. The completion and integration of acquisitions is subject to numerous conditions beyond our control, including the possibility of negative reactions by existing customers or employees or adverse general and regional economic conditions, general negative industry trends and competition.

Additional financing will be necessary to fund our acquisition program, and additional financing may not be available when needed.

      We expect our capital needs over the next several years, primarily to fund acquisitions, will exceed cash generated from operations. We plan to incur indebtedness and to issue additional debt or equity securities from time to time in order to fund these needs. Our level of indebtedness at any time may restrict our ability to borrow additional funds. In addition, we may not receive additional financing on satisfactory terms, if at all. If we are unable to borrow additional funds or to obtain adequate financing on reasonable terms, we may be unable to consummate acquisitions and may have to change our business strategy to slow our rate of expansion or reduce our operations. If we raise additional funds by issuing equity securities, our stockholders may experience dilution.

If competition decreases our ability to acquire additional facilities on favorable terms, we may be unable to execute our acquisition strategy.

      Competition among hospitals and other health care providers in the United States has intensified in recent years due to cost containment pressures, changing technology, changes in government regulation and reimbursement, changes in practice patterns (such as shifting from inpatient to outpatient treatments), the impact of managed care organizations and other factors. An important part of our business strategy is the acquisition of facilities in growing urban markets. Some facilities and health care providers that compete with us have greater financial resources and a larger, more experienced development staff focused on identifying and completing acquisitions. Any or all of these factors may impede our business strategy.

If we fail to comply with regulations regarding licenses, ownership and operation, we could impair our ability to operate or expand our operations in any state.

      All of the states in which we operate require hospitals and most health care facilities to maintain a license. In addition, some states require prior approval for the purchase, construction and expansion of health care facilities based upon a state’s determination of need for additional or expanded health care facilities or services. Such determinations, embodied in certificates of need issued by governmental agencies with jurisdiction over health care facilities, may be required for capital expenditures exceeding a prescribed amount, changes in bed capacity or services and other matters. Ten states in which we currently own or lease inpatient behavioral health care facilities, Alabama, Florida, Georgia, Illinois, Michigan, Mississippi, Missouri, Oklahoma, North Carolina and Virginia, have certificate of need laws. The failure to obtain any required certificate of need or the failure to maintain a required license could impair our ability to operate or expand operations in any state.

If we fail to comply with extensive laws and government regulations, we could suffer penalties or be required to make significant changes to our operations.

      Participants in the health care industry are required to comply with extensive and complex laws and regulations at the federal, state and local government levels relating to, among other things:

•	billing for services;

•	relationships with physicians and other referral sources;

•	adequacy of medical care;

•	quality of medical equipment and services;

•	qualifications of medical and support personnel;

•	confidentiality, maintenance and security issues associated with health-related information and medical records;

•	licensure;

•	hospital rate or budget review;

•	operating policies and procedures; and

•	addition of facilities and services.

      Among these laws are the Anti-kickback Statute, the Stark Law and the Health Insurance Portability and Accountability Act of 1996, or HIPAA. These laws impact the relationships that we may have with physicians and other referral sources. The Office of Inspector General of the Department of Health and Human Services, or the OIG, has enacted safe harbor regulations that outline practices that are deemed protected from prosecution under the Anti-kickback Statute. Our current financial relationships with physicians and other referral sources may not qualify for safe harbor protection under the Anti-kickback Statute. Failure to meet a safe harbor does not mean that the arrangement automatically violates the Anti-kickback Statute, but may subject the arrangement to greater scrutiny. Further, we cannot guarantee that practices that are outside of a safe harbor will not be found to violate the Anti-kickback Statute.

      In order to comply with the Stark Law, our financial relationships with physicians and their immediate family members must meet an exception. We attempt to structure our relationships to meet an exception to the Stark Law, but the regulations implementing the exceptions, some of which are still under review, are detailed and complex, and we cannot guarantee that every relationship fully complies with the Stark Law.

      HIPAA required the Department of Health and Human Services to issue regulations requiring hospitals and other providers to implement measures to ensure the privacy and security of patients’ medical records and use of uniform data standards for the exchange of information between the hospitals and health plans including claims and payment transactions. The privacy standard became effective April 14, 2003. Full compliance with the privacy standard was required by April 14, 2003. We have met the April 14, 2003 privacy standard compliance deadline, but compliance will be an ongoing process. The transaction standard and the security standard became effective on October 16, 2000 and February 20, 2003, respectively. Full compliance with the transaction standard and security standard is required by October 16, 2003 and April 20, 2005, respectively. We are in compliance with the transaction standard and are in the process of complying with the security standard. We may incur additional expenses in order to comply with the security standard. We cannot predict the full extent of our costs for implementing all of the requirements at this stage.

      If we fail to comply with the Anti-kickback Statute, the Stark Law, HIPAA or other applicable laws and regulations, we could be subjected to liabilities, including criminal penalties, civil penalties (including the loss of our licenses to operate one or more facilities), and the exclusion of one or more of our facilities from participation in the Medicare, Medicaid and other federal and state health care programs.

      Because many of these laws and regulations are relatively new, we do not always have the benefit of significant regulatory or judicial interpretation of these laws and regulations. In the future, different interpretations or enforcement of these laws and regulations could subject our current or past practices to allegations of impropriety or illegality or could require us to make changes in our facilities, equipment, personnel, services, capital expenditure programs and operating expenses. A determination that we have violated these laws, or the public announcement that we are being investigated for possible violations of these laws, could have a material adverse effect on our business, financial condition, results of operations or prospects, and our business reputation could suffer significantly. In addition, we are unable to predict whether other legislation or regulations at the federal or state level will be adopted, what form such legislation or regulation will take or their impact.

Other companies within the health care industry continue to be the subject of federal and state investigations, which increases the risk that we may become subject to investigations in the future.

      Both federal and state government agencies as well as private payors have increased and coordinated civil and criminal enforcement efforts as part of numerous ongoing investigations of health care organizations. These investigations relate to a wide variety of topics, including:

•	cost reporting and billing practices;

•	quality of care;

•	financial relationships with referral sources;

•	medical necessity of services provided; and

•	treatment of indigent patients.

      The OIG and the U.S. Department of Justice have, from time to time, undertaken national enforcement initiatives that focus on specific billing practices or other suspected areas of abuse. Moreover, health care providers are subject to civil and criminal false claims laws, including the federal False Claims Act, which allows private parties to bring whistleblower lawsuits against private companies doing business with or receiving reimbursement under federal government programs. Some states have adopted similar state whistleblower and false claims provisions. Publicity associated with the substantial amounts paid by other health care providers to settle these lawsuits may encourage our current and former employees and other health care providers to bring whistleblower lawsuits. Any investigations of us, our executives or our managers could result in significant liabilities or penalties as well as adverse publicity.

We may be subject to liabilities because of claims brought against our owned, leased and managed inpatient behavioral health care facilities. In addition, if we acquire facilities with unknown or contingent liabilities, we could become liable for material obligations.

      In recent years, plaintiffs have brought actions against hospitals and other health care providers alleging malpractice, product liability or other legal theories. Many of these actions involved large claims and significant defense costs. We maintain professional malpractice liability and general liability insurance coverage of approximately $10.0 million, in excess of our $3.0 million deductible, to cover claims arising out of the operations of our owned and leased inpatient behavioral health care facilities. Some of the claims, however, could exceed the scope of the coverage in effect or coverage of particular claims could be denied. While our professional and other liability insurance has been adequate in the past to provide for liability claims, such insurance may not be available for us to maintain adequate levels of insurance in the future. Moreover, health care providers in our industry are experiencing significant increases in the premiums for malpractice insurance, and it is anticipated that such costs may continue to rise. Malpractice insurance coverage may not continue to be available at a cost allowing us to maintain adequate levels of insurance with acceptable deductible amounts.

      In addition, inpatient behavioral health care facilities that we acquire may have unknown or contingent liabilities, including liabilities for failure to comply with health care laws and regulations. Although we generally obtain contractual indemnification from sellers covering these matters, such indemnification may be insufficient to cover material claims or liabilities for past activities of acquired hospitals.

We may be subject to liabilities because of claims arising from our management contract activities.

      We may be subject to liabilities from the acts, omissions and liabilities of the employees of the behavioral health care units we manage or from the actions of our employees in connection with the management of such units. Our unit management contracts generally require the acute care hospitals for which we manage units to indemnify us against certain claims and to maintain specified amounts of insurance. The hospitals, however, may not maintain such insurance and indemnification may not be available to us.

      Recently, other unit management companies have been subject to complaints alleging that these companies violated laws on behalf of units they managed. In some cases, plaintiffs brought actions against the managing company instead of, or in addition to, its individually managed hospital clients for these violations. Our managed units or other third parties may not hold us harmless for any losses we incur arising out of the acts, omissions and liabilities of the employees of the units we manage. If the courts determine that we are liable for amounts exceeding the limits of any insurance coverage or for claims outside the scope of that coverage or any indemnity, or if any indemnity agreement is determined to be unenforceable, then the resulting liability could affect adversely our business, results of operations and financial condition.

We face periodic reviews, audits and investigations under our contracts with federal and state government agencies, and these audits could have adverse findings that may negatively impact our business.

      As a result of our participation in the Medicare and Medicaid programs, we are subject to various governmental reviews, audits and investigations to verify our compliance with these programs and applicable laws and regulations. Private pay sources also reserve the right to conduct audits. An adverse review, audit or investigation could result in:

•	refunding amounts we have been paid pursuant to the Medicare or Medicaid programs or from private payors;

•	state or federal agencies imposing fines, penalties and other sanctions on us;

•	loss of our right to participate in the Medicare or Medicaid programs or one or more private payor networks; or

•	damages to our reputation in various markets.

      Both federal and state government agencies have heightened and coordinated civil and criminal enforcement efforts as part of numerous ongoing investigations of health care companies. The investigations include:

•	cost reporting and billing practices;

•	quality of care;

•	financial relationships with referral sources;

•	medical necessity of services provided; and

•	treatment of indigent patients.

      We also are subject to potential lawsuits under a federal whistleblower statute designed to combat fraud and abuse in the health care industry. These lawsuits can involve significant monetary awards and bounties to private plaintiffs who successfully bring these suits.

If we fail to cultivate new, or maintain existing, relationships with the physicians in the communities in which we operate, our patient base may decline.

      Our business depends upon the efforts and success of the physicians who provide health care services at our facilities and the strength of our relationships with these physicians.

      Our business could be adversely affected if a significant number of physicians or a group of physicians:

•	terminate their relationship with, or reduce their use of, our facilities;

•	fail to maintain acceptable quality of care or to otherwise adhere to professional standards;

•	suffer damage to their reputation; or

•	exit the market entirely.

We depend on our key management personnel, and the loss of services of one or more key executives or a significant portion of our local management personnel could weaken our management team and our ability to deliver behavioral health care services efficiently.

      We are highly dependent on our senior management team, which has many years of experience addressing the broad range of concerns and issues relevant to our business. We have entered into employment agreements with Joey A. Jacobs, our Chairman, President and Chief Executive Officer, and Jack Salberg, our Chief Operating Officer, each of which include non-competition and non-solicitation provisions. Key man life insurance policies are not maintained on any member of senior management other than Mr. Jacobs. The loss of key management or the inability to attract, retain and motivate sufficient numbers of qualified management personnel could have a material adverse effect on our business and financial and operating results.

The shortage of qualified registered nursing staff and other health care workers could adversely affect our ability to attract, train and retain qualified personnel and could increase operating costs.

      The health care industry is very labor intensive and salaries and benefits are subject to inflationary pressures. Some of our inpatient behavioral health care facilities are experiencing the effects of the tight labor market, including a shortage of nurses, which has caused and may continue to cause an increase in our salaries, wages and benefits expense in excess of the inflation rate. In order to supplement staffing levels, we periodically use temporary help from staffing agencies.

Our substantial indebtedness could adversely affect our financial condition.

      As of September 30, 2003, our total consolidated indebtedness was approximately $174.3 million.

      Our indebtedness could have important consequences to you including:

•	increasing our vulnerability to general adverse economic and industry conditions;

•	requiring that a portion of our cash flow from operations be used for the payment of interest on our debt, thereby reducing our ability to use our cash flow to fund working capital, capital expenditures, acquisitions and general corporate requirements;

•	restricting our ability to sell assets, including capital stock of our restricted subsidiaries, merge or consolidate with other entities, and engage in transactions with our affiliates;

•	limiting our ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions and general corporate requirements;

•	limiting our flexibility in planning for, or reacting to, changes in our business and the health care industry;

•	restricting our ability or the ability of our restricted subsidiaries to pay dividends or make other payments; and

•	placing us at a competitive disadvantage to our competitors that have less indebtedness.

      We and our subsidiaries may be able to incur additional indebtedness in the future, including secured indebtedness. If new indebtedness is added to our and our subsidiaries’ current indebtedness levels, the related risks that we and they now face could intensify. In addition, our amended and restated credit facility requires us to maintain specified financial ratios and tests which may require that we take action to reduce our debt or to act in a manner contrary to our business objectives. Events beyond our control, including changes in general business and economic conditions, may affect our ability to meet those financial ratios and tests. We cannot assure you that we will meet those ratios and tests or that the lenders will waive any failure to meet those ratios and tests. A breach of any of these covenants would result in a default under the amended and restated credit facility and any resulting acceleration thereunder may result in a default under the indenture governing our 10 5/8% senior subordinated notes. If an event of default under our amended and restated credit facility occurs, the lenders could elect to declare all amounts outstanding thereunder, together with accrued interest, to be immediately due and payable.

Our business and financial results depend on our ability to generate sufficient cash flows to service our debt or refinance our indebtedness on commercially reasonable terms.

      Our ability to make payments on and to refinance our debt and fund planned expenditures depends on our ability to generate cash flow in the future. This, to some extent, is subject to general economic, financial, competitive, legislative and regulatory factors and other factors that are beyond our control. We cannot assure you that our business will generate cash flows from operations or that future borrowings will be available to us under our amended and restated credit facility in an amount sufficient to enable us to pay our debt or to fund our other liquidity needs. We cannot assure you that we will be able to refinance our borrowing arrangements or any other outstanding debt on commercially reasonable terms or at all. Refinancing our borrowing arrangements could cause us to:

•	incur a prepayment penalty;

•	pay interest at a higher rate;

•	be subject to additional or more restrictive covenants than those outlined above; and

•	grant additional security interests in our collateral.

      Our inability to generate sufficient cash flow to service our debt or refinance our indebtedness on commercially reasonable terms would have a material adverse effect on our business and results of operations.

If we are unable to integrate and manage our information systems effectively, our operations could be disrupted.

      Our operations depend significantly on effective information systems. Our information systems and applications require continual maintenance, upgrading and enhancement to meet our operational needs. Moreover, our acquisition activity requires frequent transitions from, and the integration of, various information systems. If we experience difficulties with the transition from information systems or are unable to maintain properly or expand our information systems, we could suffer, among other things, operational disruptions and increases in administrative expenses.

Risks Related to the Offering

The price of our common stock may be volatile and this may adversely affect our stockholders.

      Following this offering, the price at which our common stock will trade may be volatile. The public offering price may not be indicative of the price at which our common stock will trade in the future. The stock market has from time to time experienced significant price and volume fluctuations that have affected the market prices of securities, particularly securities of health care companies. The market price of our common stock after this offering may be influenced by many factors, including:

•	our operating and financial performance;

•	the depth and liquidity of the market for our common stock;

•	future sales of common stock or the perception that sales could occur;

•	investor perception of our business and our prospects;

•	developments relating to litigation or governmental investigations;

•	changes or proposed changes in health care laws or regulations or enforcement of these laws and regulations, or announcements relating to these matters; and

•	general economic and stock market conditions.

      In addition, the stock market in general, and the Nasdaq National Market in particular, have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of health care provider companies. These broad market and industry factors may materially reduce the market price of our common stock, regardless of our operating performance. In the past, following periods of volatility in the market price of a particular company’s securities, securities class-action litigation has often been brought against that company. We may become involved in this type of litigation in the future. Litigation of this type is often expensive to defend and may divert our management’s attention and resources from the operation of our business.

Future sales of our common stock may adversely affect our stock price.

      Sales of a substantial number of our shares of common stock in the public market following this offering, or the perception that these sales could occur, could substantially decrease the market price of our common stock. All the shares sold in this offering will be freely tradeable, other than those shares sold to our affiliates. Substantially all of the shares of our common stock held by our affiliates are available for resale in the public market in compliance with Rule 144 or Rule 701 under the Securities Act of 1933, subject to the restrictions on sale or transfer during the lock-up period following the date of this prospectus. As restrictions on resale end, the market price of our common stock could drop significantly if the holders of these shares sell them or are perceived by the market as intending to sell them. We can make no prediction as to the effect, if any, that future sales of common stock, or the availability of common stock for future sale, will have on the market price of our common stock prevailing from time to time.

Our quarterly operating results have varied in the past and may vary in the future and such variations may adversely affect our stock price.

      If our quarterly net revenue and operating results fall below the expectations of securities analysts and investors, the market price of our common stock could fall substantially and prevent investors from reselling their shares of our common stock at or above the offering price. Operating results vary depending on a number of factors, many of which are outside our control, including:

•	demand for our services;

•	loss of a significant unit management contract;

•	introduction of new competitors;

•	the loss of key personnel;

•	wage and cost pressures;

•	costs related to acquisitions of technologies or businesses; and

•	general economic factors.

As we do not anticipate paying cash dividends in the future, you should not expect any return on your investment except through appreciation, if any, in the value of our common stock.

      You should not rely on an investment in our common stock to provide dividend income, as we do not plan to pay dividends on our common stock in the foreseeable future. Thus, if you are to receive any return on your investment in our common stock, it will likely have to come from the appreciation, if any, in the value of our common stock. The payment of future cash dividends, if any, will be reviewed periodically by our board of directors and will depend upon, among other things, conditions then existing, including our earnings, financial condition and capital requirements, restrictions in financing agreements, business opportunities and conditions, and other factors.

Provisions in our certificate of incorporation and bylaws, as well as Delaware law, may hinder a change of control.

      Provisions of our amended and restated certificate of incorporation and amended and restated bylaws, as well as provisions of the Delaware General Corporation Law, could discourage unsolicited proposals to acquire us, even though such proposals may be beneficial to you. These provisions include:

•	classification of the board of directors into three classes;

•	our board’s authorization to issue shares of preferred stock, on terms the board determines in its discretion, without stockholder approval; and

•	provisions of Delaware law that restrict many business combinations.

      We are subject to the provisions of Section 203 of the Delaware General Corporation Law, which could prevent us from engaging in a business combination with a 15% or greater stockholder for a period of three years from the date it acquired such status unless appropriate board or stockholder approvals are obtained.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus includes “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements include statements concerning our plans, objectives, goals, strategies, competition, trends or developments in our industries, future events, future revenue or performance, capital expenditures, financing needs, plans or intentions relating to acquisitions and other information that is not historical information and, in particular, appear under the headings “Prospectus Summary,” “Use of Proceeds,” “Dividend Policy,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” When used in this prospectus, the words “estimates,” “expects,” “anticipates,” “projects,” “plans,” “intends,” “believes” and variations of such words or similar expressions are intended to identify forward-looking statements. All forward-looking statements, including, without limitation, our examination of historical operating trends, are based upon our current expectations and various assumptions. Our expectations, beliefs and projections are expressed in good faith and we believe there is a reasonable basis for them, but there can be no assurance that our expectations, beliefs and projections will be realized.

      There are a number of risks and uncertainties that could cause our actual results to differ materially from the forward-looking statements contained in this prospectus. Important factors that could cause our actual results to differ materially from the forward-looking statements we make in this prospectus are set forth in this prospectus, including under the heading “Risk Factors.”

      In addition, future trends for pricing, margins, revenue and profitability remain difficult to predict in the industries that we serve. There may also be other factors that may cause our actual results to differ materially from the forward-looking statements.

      All forward-looking statements attributable to us or persons acting on our behalf apply only as of the date of this prospectus and are expressly qualified in their entirety by the cautionary statements included in this prospectus. We undertake no obligation to publicly update or revise forward-looking statements which may be made to reflect events or circumstances after the date made or to reflect the occurrence of unanticipated events, except as required by applicable securities laws.

USE OF PROCEEDS

      We estimate that our net proceeds from the sale of the shares of common stock we are offering, assuming a public offering price of $16.05 per share, will be approximately $45.1 million, after deducting the estimated underwriting discounts and approximately $375,000 of estimated offering expenses payable by us. We will not receive any of the net proceeds from the sale of shares by the selling stockholders. See “Principal and Selling Stockholders.”

      We intend to use the net proceeds from our sale of shares of common stock for general corporate purposes including acquisitions. Pending the application of the net proceeds, we expect to invest the proceeds in short-term, interest bearing, investment-grade marketable securities or money market obligations.

DIVIDEND POLICY

      We currently intend to retain future earnings for use in the expansion and operation of our business. Borrowings and the terms of our series A convertible preferred stock may limit our ability to pay dividends. The payment of any future cash dividends will be determined by our board of directors in light of conditions then existing, including our earnings, financial condition and capital requirements, restrictions in financing agreements, business opportunities and conditions, and other factors. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”

      On May 6, 2002, PMR Corporation’s board of directors declared a special cash dividend of $5.10 per share of common stock payable on May 24, 2002 to the stockholders of record as of the close of business on May 17, 2002. The total amount of the dividend was approximately $12.3 million.

MARKET PRICE OF COMMON STOCK

      Our common stock has traded on the Nasdaq National Market under the symbol “PSYS” since August 6, 2002. Prior to August 6, 2002, our common stock was traded on the Nasdaq National Market under the symbol “PMRP.”

      The table below sets forth, for the calendar quarters indicated, the high and low sales prices per share as reported on the Nasdaq National Market for our common stock and, prior to August 6, 2002, for PMR Corporation’s common stock. The stock prices have been adjusted to reflect a 1-for-3 reverse stock split effected on August 5, 2002.

	High	Low

2001
First Quarter	$6.00	$3.36
Second Quarter	$5.25	$3.81
Third Quarter	$4.77	$3.63
Fourth Quarter	$6.42	$4.38
2002
First Quarter	$7.68	$4.89
Second Quarter	$11.43	$3.72
Third Quarter	$6.75	$4.75
Fourth Quarter	$5.94	$5.00
2003
First Quarter	$8.50	$4.47
Second Quarter	$10.17	$7.95
Third Quarter	$14.51	$9.53
Fourth Quarter (through December 17, 2003)	$17.45	$12.26

      At the close of business on December 1, 2003, there were approximately 113 holders of record of our common stock.

CAPITALIZATION

      The following table sets forth the cash and cash equivalents and our consolidated capitalization as of September 30, 2003. You should read this table in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus. See “Summary — Summary Historical and Pro Forma Financial and Operating Data,” “Use of Proceeds,” “Selected Consolidated Historical Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Unaudited Pro Forma Condensed Combined Financial Information.”

	As of September 30, 2003

	Psychiatric	As Adjusted for
	Solutions	the Offering

	(Unaudited)
	(Dollars in thousands)
Cash and cash equivalents	$9,574	$54,701

Debt:
Amended and restated credit facility due 2003-2006(1)	$11,230	$11,230
Mortgage loans due 2037 and 2038(2)	11,730	11,730
Capital lease obligations	26	26
10 5/8% senior subordinated notes	150,000	150,000
Subordinated seller notes with varying maturities	1,314	1,314

Total debt	$174,300	$174,300
Series A convertible preferred stock(3)	25,042	25,042
Redeemable common stock(4)	5,145	—
Common stockholders’ equity	34,713	84,985

Total capitalization	$239,200	$284,327

(1)	In connection with our offering of $150.0 million of 10 5/8% senior subordinated notes, we amended and restated, as well as repaid a portion of, our existing credit facility. At September 30, 2003, our amended and restated credit facility was comprised of a $11.2 million senior secured term note and a $50.0 million senior secured revolving line of credit, which was undrawn. On November 5, 2003, we borrowed approximately $12.1 million under a mortgage loan agreement insured by HUD to refinance the remaining approximately $11.2 million of our term debt at an interest rate of 5.65% with principal and interest payable in 420 monthly installments.

(2)	The mortgage loans insured by HUD are secured by real estate located at Holly Hill Hospital in Raleigh, North Carolina and West Oaks Hospital in Houston, Texas. Interest accrues on the Holly Hill and the West Oaks HUD loans at 5.95% and 5.85% and principal and interest are payable in 420 monthly installments through December 2037 and September 2038, respectively.

(3)	On April 1, 2003, concurrently with the acquisition of The Brown Schools, we received $12.5 million from the private placement of 2,272,727 shares of our series A convertible preferred stock with affiliates of Oak Investment Partners and Salix Ventures and with the 1818 Fund. These investors purchased an additional 2,272,727 shares of our series A convertible preferred stock for $12.5 million on June 19, 2003. As of September 30, 2003, we had incurred approximately $450,000 in issuance costs and accrued $492,000 in pay-in-kind dividends related to the issuance of our series A convertible preferred stock.

(4)	On May 16, 2003, we issued 372,039 shares of our common stock to the 1818 Fund upon exercise of the 1818 Fund’s stock purchase warrant. Because the 1818 Fund maintains the right to demand redemption of these shares, we have classified the shares outside of our permanent stockholders’ equity. This redemption right will terminate upon the sale of the 1818 Fund’s 372,039 shares in the offering.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

      The following table sets forth selected historical financial and operating data of Psychiatric Solutions for, or as of the end of, the nine months ended September 30, 2003 and 2002 and each of the years ended December 31, 2002, 2001, 2000, 1999 and 1998. The selected historical financial data as of and for each of the years ended December 31, 2002, 2001, 2000, 1999 and 1998 were derived from the audited consolidated financial statements of Psychiatric Solutions. The selected historical financial data as of and for each of the nine months ended September 30, 2003 and 2002 were derived from the unaudited condensed consolidated financial statements of Psychiatric Solutions. These unaudited condensed consolidated financial statements include all adjustments necessary (consisting of normal recurring accruals) for a fair presentation of the financial position and the results of operations for these periods. Operating results for the nine months ended September 30, 2003 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2003. You should read this table in conjunction with our consolidated financial statements and notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations” contained elsewhere in this prospectus.

	Nine Months
	Ended September 30,		Year Ended December 31,

	2003	2002	2002	2001	2000	1999	1998

	(Dollars in thousands, except per share amounts and operating data)
Income Statement Data:
Revenue	$193,002	$78,072	$113,912	$43,999	$23,502	$4,500	$1,533
Costs and expenses:
Salaries, wages and employee benefits	99,686	44,625	62,444	26,183	15,257	4,350	2,819
Other operating expenses	66,486	22,899	35,632	11,322	5,826	1,609	993
Provision for bad debts	3,875	2,038	3,681	662	467	529	68
Depreciation and amortization	3,630	1,222	1,770	945	757	234	122
Interest expense	9,363	4,070	5,564	2,660	1,723	371	98
Other expenses	5,159	—	144	1,237	—	—	—

Total costs and expenses	188,199	74,854	109,235	43,009	24,030	7,093	4,100
Income (loss) from continuing operations before income taxes	$4,803	$3,218	$4,677	$990	$(528)	$(2,593)	$(2,567)

Net income (loss)	$2,613	$3,218	$5,684	$2,578	$(1,916)	$(6,877)	$(1,999)

Basic earnings (loss) per share	$0.26	$0.58	$0.93	$0.51	$(0.40)	$(1.69)	$(0.58)

Shares used in computing basic earnings (loss) per share	8,177	5,563	6,111	5,010	4,817	4,062	3,416
Diluted earnings (loss) per share	$0.24	$0.54	$0.86	$0.49	$(0.40)	$(1.69)	$(0.58)

Shares used in computing diluted earnings (loss) per share	10,978	5,934	6,986	5,309	4,817	4,062	3,416
Balance Sheet Data (End of Period):
Cash	$9,574	$2,862	$2,392	$1,262	$336	$1,164	$333
Working capital (deficit)	31,507	2,405	2,369	(3,624)	(4,571)	920	(2,595)
Property and equipment, net	134,869	23,728	33,547	17,980	308	300	154
Total assets	290,251	87,049	90,138	54,294	26,356	13,154	10,161
Total debt	174,300	42,313	43,822	36,338	16,641	6,428	2,680
Series A convertible preferred stock	25,042	—	—	—	—	—	—
Redeemable common stock	5,145	—	—	—	—	—	—
Stockholders’ equity	34,713	29,345	30,549	9,238	6,235	5,817	7,055
Other Data:
Net cash provided by (used in) Continuing operating activities	12,026	7,262	8,922	6,791	(177)	(3,277)	(2,252)
Adjusted EBITDA(1)	22,969	8,624	12,273	5,832	1,952	(1,988)	(2,347)

	Nine Months
	Ended September 30,		Year Ended December 31,

	2003	2002	2002	2001	2000	1999	1998

	(Dollars in thousands, except per share amounts and operating data)
Operating Data:
Number of facilities	22	5	5	4	—	—	—
Number of licensed beds	2,886	699	699	489	—	—	—
Admissions	17,955	10,662	14,737	3,027	—	—	—
Patient days	333,755	103,096	145,575	30,511	—	—	—
Average length of stay	19	10	10	10	—	—	—

(1)	Adjusted EBITDA is a non-GAAP financial measure and is defined as net income (loss) before discontinued operations, interest expense (net of interest income), income taxes, depreciation, amortization, stock compensation and other items included in the caption above labeled “Other expenses” as more fully described in the accompanying reconciliation of adjusted EBITDA to net income (loss). These other expenses may occur in future periods, but the amounts recognized can vary significantly from period to period and do not directly relate to the ongoing operations of our health care facilities. Our management relies on adjusted EBITDA as the primary measure to review and assess operating performance of our facilities and their management teams. We believe it is useful to investors to provide disclosures of our operating results on the same basis as that used by management. Management and investors also review adjusted EBITDA to evaluate our overall performance and to compare our current operating results with corresponding periods and with other companies in the health care industry. You should not consider adjusted EBITDA in isolation or as a substitute for net income, operating cash flows or other cash flow statement data determined in accordance with accounting principles generally accepted in the United States. Because adjusted EBITDA is not a measure of financial performance under accounting principles generally accepted in the United States and is susceptible to varying calculations, it may not be comparable to similarly titled measures of other companies. The following are the components of adjusted EBITDA for the nine months ended September 30, 2003 and 2002 and each of the years ended December 31, 2002, 2001, 2000, 1999 and 1998:

	Nine Months
	Ended September
	30,		Year Ended December 31,

	2003	2002	2002	2001	2000	1999	1998

	(Dollars in thousands)
Net income (loss)	$2,613	$3,218	$5,684	$2,578	$(1,916)	$(6,877)	$(1,999)
Discontinued operations	—	—	—	(1,588)	1,388	4,284	(568)
Provision for (benefit from) income taxes	2,190	—	(1,007)	—	—	—	—
Interest expense	9,363	4,070	5,564	2,660	1,723	371	98
Depreciation and amortization	3,630	1,222	1,770	945	757	234	122
Stock compensation expense	14	114	118	—	—	—	—
Other expenses:
Change in valuation of put warrants	960	—	—	—	—	—	—
Change in reserve on stockholder notes	(545)	—	92	—	—	—	—
Gain on sale/disposal of assets	—	—	(34)	—	—	—	—
Loss from refinancing of long-term debt	4,744	—	86	1,237	—	—	—

Total other expenses	5,159	—	144	1,237	—	—	—

Adjusted EBITDA	$22,969	$8,624	$12,273	$5,832	$1,952	$(1,988)	$(2,347)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Overview

      We are a leading provider of inpatient behavioral health care services in the United States. Through our inpatient division, we operate 23 owned or leased behavioral health care facilities with approximately 2,800 beds in 13 states. In addition, through our management contract division, we manage 45 behavioral health care units for third parties and 11 behavioral health care facilities for government agencies. We believe that our singular focus on the provision of behavioral health care services allows us to operate more efficiently and provide higher quality care than our competitors. We primarily operate in underserved markets with limited competition and favorable demographic trends. Our business is characterized by diversified sources of revenue, stable cash flows and low capital expenditure requirements.

Sources of Revenue

Patient Service Revenue

      Patient service revenue is generated by our inpatient facilities as a result of services provided to patients within the hospital setting. Patient service revenue is reported on an accrual basis in the period in which services are rendered, at established rates, regardless of whether collection in full is expected. Patient service revenue includes amounts estimated by management to be reimbursable by Medicare and Medicaid under provisions of cost or prospective reimbursement formulas in effect. Amounts received are generally less than the established billing rates of the facilities and the differences are reported as deductions from patient service revenue at the time the service is rendered. For the nine months ended September 30, 2003, patient service revenue comprised approximately 77% of total revenue on a pro forma basis.

Management Fee Revenue

      Management fee revenue is earned by our management contract division. The management contract division receives contractually determined management fees and director fees from hospitals and clinics for providing unit management and development services as well as management fees for managing behavioral health care facilities for government agencies. For the nine months ended September 30, 2003, management fee revenue comprised approximately 23% of our total revenue on a pro forma basis.

Recent Acquisitions

      On November 1, 2003, we acquired the 109-bed Alliance Health Center located in Meridian, Mississippi. Alliance Health Center is a licensed acute care hospital that provides psychiatric care for children, adolescents and adults. In addition, a 60-bed residential treatment center is under construction and is scheduled to open during the third quarter of 2004.

      On June 30, 2003, we consummated the acquisition of Ramsay, a public company that traded on the Nasdaq SmallCap Market under the symbol “RYOU,” for approximately $81.3 million, consisting of $56.2 million in cash, or $5.00 per share, $22.3 million in net assumed debt that was repaid in connection with the acquisition and $2.8 million in fees and expenses. We financed the acquisition of Ramsay with proceeds from the issuance of $150 million in 10 5/8% senior subordinated notes and an issuance of $12.5 million of our series A convertible preferred stock. The 11 owned or leased inpatient behavioral health care facilities we acquired from Ramsay, which have an aggregate of 1,292 beds, are located primarily in the Southeastern region of the United States with locations also in Michigan, Missouri and Utah. In the acquisition, we also assumed 10 contracts to manage behavioral health care facilities for government agencies in Florida, Georgia and Puerto Rico.

      In April 2003, we consummated the acquisition of six inpatient behavioral health care facilities from The Brown Schools, Inc. for $63.0 million in cash. The six facilities, which have an aggregate of 895 licensed beds, are located in Austin, San Antonio and San Marcos, Texas; Charlottesville, Virginia; Colorado Springs, Colorado; and Tulsa, Oklahoma. The Brown Schools offer a full continuum of care for troubled adolescents and adults. We financed the acquisition of The Brown Schools with proceeds from the private placement of $12.5 million of our series A convertible preferred stock and an increase in funding under our credit facility.

      The Brown Schools and Ramsay are both leading providers of behavioral health care treatment programs focused primarily on children and adolescents. The Brown Schools and Ramsay operate acute behavioral hospitals and RTCs through a network of owned, leased or state-owned facilities. Both businesses have a national presence and referral base, have strong relationships with payors and have demonstrated favorable operating and financial results. Our business has historically provided acute behavioral health care services to adults. The acquisitions of The Brown Schools and Ramsay broaden our core behavioral health care business.

      Acquiring inpatient behavioral health care facilities is a key part of our business strategy. Because we have grown through acquisitions accounted for as purchases, it is difficult to make meaningful comparisons between our financial statements for the fiscal periods presented. At the time a facility is acquired, we implement a number of measures to lower costs and may make significant investments in the facility.

Results of Operations (Dollars in thousands)

	Three Months Ended September 30,				Nine Months Ended September 30,

	2003		2002		2003		2002
	Amount	%	Amount	%	Amount	%	Amount	%

Revenue	$98,470	100.0%	$32,269	100.0%	$193,002	100.0%	$78,072	100.0%
Salaries, wages, and employee benefits	53,164	54.0%	17,131	53.1%	99,686	51.7%	44,625	57.1%
Professional fees	11,233	11.4%	3,897	12.1%	22,561	11.7%	10,284	13.2%
Supplies	6,204	6.3%	1,432	4.4%	10,887	5.6%	3,664	4.7%
Provision for bad debts	1,218	1.2%	903	2.8%	3,875	2.0%	2,038	2.6%
Other operating expenses	15,132	15.4%	5,297	16.4%	33,038	17.1%	8,951	11.5%
Depreciation and amortization	1,896	1.9%	425	1.3%	3,630	1.9%	1,222	1.6%
Interest expense, net	5,566	5.6%	1,578	4.9%	9,363	4.8%	4,070	5.2%
Other expenses:
Loss on refinancing long-term debt	157	0.2%	—	0.0%	4,744	2.5%	—	0.0%
Change in valuation of put warrants	—	0.0%	—	0.0%	960	0.5%	—	0.0%
Change in reserve on stockholder notes	—	0.0%	—	0.0%	(545)	(0.3)%	—	0.0%

Income before income taxes	3,900	4.0%	1,606	5.0%	4,803	2.5%	3,218	4.1%
Provision for income taxes	1,482	1.5%	—	0.0%	2,190	1.1%	—	0.0%

Net income	$2,418	2.5%	$1,606	5.0%	$2,613	1.4%	$3,218	4.1%

	Years Ended December 31,

	2002		2001		2000

	Amount	%	Amount	%	Amount	%

Revenue	$113,912	100.0%	$43,999	100.0%	$23,502	100.0%
Salaries, wages and employee benefits	62,444	54.8%	26,183	59.6%	15,257	64.9%
Professional fees	14,373	12.6%	7,039	16.0%	3,771	16.0%
Supplies	5,325	4.7%	1,241	2.8%	421	1.8%
Provision for bad debts	3,681	3.2%	662	1.5%	467	2.0%
Other operating expenses	15,934	14.0%	3,042	6.9%	1,634	7.0%
Depreciation and amortization(1)	1,770	1.6%	945	2.1%	757	3.2%
Interest expense, net	5,564	4.9%	2,660	6.0%	1,723	7.3%
Other expenses:
Change in reserve on stockholder notes	92	0.1%	—	0.0%	—	0.0%
Loss on refinancing long-term debt(2)	52	0.0%	1,237	2.8%	—	0.0%
Income (loss) from continuing operations before income taxes	4,677	4.1%	990	2.3%	(528)	(2.2)%
(Benefit from) provision for income taxes	(1,007)	(0.9)%	—	0.0%	—	0.0%

Income (loss) from continuing operations	$5,684	5.0%	$990	2.3%	$(528)	(2.2)%

(1)	Under Statements of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets, goodwill and intangible assets with indefinite lives are no longer amortized, but are reviewed at least annually for impairment. The amortization provisions of SFAS No. 142 apply to goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, we adopted SFAS No. 142 effective January 1, 2002. Depreciation and amortization includes amortization of goodwill of $359,000 and $276,000 for the years ended December 31, 2001 and 2000, respectively.

(2)	In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections. SFAS No. 145 prohibits the classification of gains or losses from debt extinguishments as extraordinary items unless the criteria outlined in Accounting Principles Board Opinion No. 30, Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, are met. SFAS No. 145 is effective for fiscal years beginning after May 15, 2002, with early adoption encouraged. We adopted the provisions of SFAS No. 145 effective January 1, 2003 and as such have reclassified a $1.2 million loss on refinancing long-term debt for the year ended December 31, 2001 to a component of income from continuing operations. The loss had previously been reported as an extraordinary item.

Three Months Ended September 30, 2003 Compared to Three Months Ended September 30, 2002

      Revenue. Revenue from continuing operations was $98.5 million for the quarter ended September 30, 2003 compared to $32.3 million for the quarter ended September 30, 2002, an increase of $66.2 million or 204.9%. Revenue from owned and leased facilities was $74.5 million in the third quarter of 2003 compared to $22.9 million in the third quarter of 2002, an increase of $51.6 million or 225.3%. The increase in revenues from owned and leased facilities relates primarily to revenues of $19.0 million in the quarter ended September 30, 2003 for The Brown Schools acquired in April 2003 and $30.2 million in the quarter ended September 30, 2003 for Ramsay, which was acquired June 30, 2003. The remainder of the increase in revenues from owned and leased facilities is attributable to growth at our other five facilities as evidenced by same-facility growth in admissions and patient days of 2.8% and 8.0%, respectively. Revenue from management contracts was $24.0 million in the third quarter of 2003 compared to $9.4 million in the third quarter of 2002, an increase of $14.6 million or 155.3%. The increase in revenues from management contracts relates primarily to revenues of $11.8 million in the quarter ended

September 30, 2003 for Ramsay’s managed facilities, which includes $0.7 million of increased revenue from the receipt of a prior period contractual settlement. The remainder of the increase in revenues from management contracts relates to the additional management operations acquired in the merger with PMR in August 2002.

      Salaries, wages, and employee benefits. Salaries, wages and employee benefits expense was $53.2 million, or 54.0% of revenue for the quarter ended September 30, 2003, compared to $17.1 million, or 53.1% of revenue for the quarter ended September 30, 2002. Salaries, wages and employee benefits expense from owned and leased facilities was $42.0 million in the third quarter of 2003, or 56.4% of third quarter 2003 revenue from owned and leased facilities, compared to $13.1 million in the third quarter of 2002, or 57.2% of third quarter 2002 revenue from owned and leased facilities. Same-facility salaries, wages and employee benefits expense from owned and leased facilities was $13.8 million in the third quarter of 2003, or 54.7% of third quarter 2003 same-facility revenue from owned and leased facilities. This decrease in same-facility salaries, wages and employee benefits expense as a percentage of revenue from owned and leased facilities relates to efforts within our owned and leased facilities to maintain staffing levels on higher volumes. Salaries, wages and employee benefits expense from management contracts was $10.5 million in the third quarter of 2003, or 43.6% of third quarter 2003 revenue from management contracts, compared to $3.4 million in the third quarter of 2002, or 36.2% of third quarter 2002 revenue from management contracts. Same-facility salaries, wages and employee benefits expense from management contracts was $2.9 million in the third quarter of 2003, or 29.2% of third quarter 2003 same-facility revenue from management contracts. This decrease in same-facility salaries, wages and employee benefits expense as a percentage of revenue from management contracts relates to growth in our business because of the assumption from PMR of a contract to provide case management services in and around Nashville, Tennessee. All costs to provide these services are recorded in other operating expenses because the actual services provided are subcontracted. Salaries, wages and employee benefits expense for our corporate office was $713,000 for the third quarter of 2003 compared to $559,000 for the third quarter of 2002 as the result of the addition of staff necessary to manage the facilities and management contracts acquired during 2003.

      Professional fees. Professional fees were $11.2 million, or 11.4% of revenue for the quarter ended September 30, 2003, compared to $3.9 million, or 12.1% of revenue for the quarter ended September 30, 2002. Professional fees from owned and leased facilities were $9.2 million in the third quarter of 2003, or 12.4% of third quarter 2003 revenue from owned and leased facilities, compared to $2.8 million in the third quarter of 2002, or 12.2% of third quarter 2002 revenue from owned and leased facilities. Same-facility professional fees from owned and leased facilities were $3.0 million in the third quarter of 2003, or 11.7% of third quarter 2003 same-facility revenue from owned and leased facilities. This decrease in professional fees from owned and leased facilities as a percentage of revenue from owned and leased facilities was the result of efforts within owned and leased facilities to reduce our reliance on contract labor as patient volumes increase. Professional fees from management contracts were $1.7 million in the third quarter of 2003, or 7.0% of third quarter 2003 revenue from management contracts, compared to $914,000 in the third quarter of 2002, or 9.7% of third quarter 2002 revenue from management contracts. Same-facility professional fees from management contracts were $952,000 in the third quarter 2003, or 9.5% of third quarter 2003 same-facility revenue from management contracts. Professional fees for our corporate office were $324,000 in the third quarter of 2003 compared to $148,000 in the third quarter of 2002. The increase in professional fees at our corporate office relates to accounting, legal, and other services required to meet the needs of a public company and the newly integrated acquisitions.

      Supplies. Supplies expense was $6.2 million, or 6.3% of revenue for the quarter ended September 30, 2003, compared to $1.4 million, or 4.4% of revenue for the quarter ended September 30, 2002. Supplies expense from owned and leased facilities was $5.4 million in the third quarter of 2003, or 7.2% of third quarter 2003 revenue from owned and leased facilities, compared to $1.4 million in the third quarter of 2002, or 6.1% of third quarter 2002 revenue from owned and leased facilities. Same-facility supplies expense from owned and leased facilities was $1.7 million in the third quarter of 2003, or 6.9% of third quarter 2003 same-facility revenue from owned and leased facilities. Supplies expense from management contracts was $834,000 in the third quarter of 2003, or 3.5% of third quarter 2003 revenue from management contracts, compared to $11,000 in the third quarter of 2002, or less than 1% of third quarter 2002 revenue from management contracts. Same-facility supplies expense from management contracts was $5,000 in the third quarter of 2003, or less than 1% of third quarter 2003 same-facility revenue from management contracts. Supplies expense at owned and leased facilities has historically comprised the majority of our supplies expense as a whole; however, our management contracts segment will have higher supplies expense as a percentage of revenue because the management contracts acquired from Ramsay are for freestanding facilities. Supplies expense for our corporate office consists of office supplies and is negligible to our supplies expense overall.

      Provision for bad debts. The provision for bad debts was $1.2 million, or 1.2% of revenue for the quarter ended September 30, 2003, compared to $903,000, or 2.8% of revenue for the quarter ended September 30, 2002. The provision for bad debts at owned and leased facilities was $1.7 million in the third quarter of 2003, or 2.3% of third quarter 2003 owned and leased facility revenue, compared to $839,000 in the third quarter of 2002, or 3.7% of third quarter 2002 owned and leased facility revenue. Same-facility provision for bad debts from owned and leased facilities was $933,000 in the third quarter 2003, or 3.7% of third quarter 2003 same-facility revenue from owned and leased facilities. The decrease in provision for bad debts as a percentage of revenue is due to our acquisitions in 2003. The facilities acquired during 2003 reported provision for bad debts of approximately 1.0% of revenue for the quarter ended September 30, 2003.

      Other operating expenses. Other operating expenses were approximately $15.1 million, or 15.4% of revenue for the quarter ended September 30, 2003, compared to $5.3 million, or 16.4% of revenue for the quarter ended September 30, 2002. Other operating expenses for owned and leased facilities were $7.7 million for the third quarter of 2003, or 10.4% of third quarter 2003 owned and leased facility revenue, compared to $2.1 million in the third quarter of 2002, or 9.1% of third quarter 2002 owned and leased facility revenue. Same-facility other operating expenses from owned and leased facilities were $2.2 million in the third quarter of 2003, or 8.6% of third quarter 2003 same-facility revenue from owned and leased facilities. Other operating expenses for management contracts were $7.1 million in the third quarter of 2003, or 29.4% of third quarter 2003 management contract revenue, compared to $3.0 million in the third quarter of 2002, or 32.4% of third quarter 2002 management contract revenue. Same-facility other operating expenses from management contracts were $4.1 million in the third quarter of 2003, or 41.3% of third quarter 2003 same-facility revenue from management contracts. This increase in same-facility other operating expenses for management contracts as a percentage of same-facility management contract revenue is attributable to growth in our business because of the assumption from PMR of a contract to provide case management services in and around Nashville, Tennessee where actual services provided are subcontracted and the associated expenses are reported in other operating expenses. Other operating expenses at our corporate office increased to $350,000 in the third quarter of 2003 from $169,000 in the third quarter of 2002 primarily due to increased insurance costs in 2003.

      Depreciation and amortization. Depreciation and amortization expense was $1.9 million for the quarter ended September 30, 2003 compared to $425,000 for the quarter ended September 30, 2002, an increase of approximately $1.5 million or 346.1%. This increase in depreciation and amortization expense is the result of the acquisitions of The Brown Schools in April 2003 and Ramsay in June 2003.

      Interest expense. Interest expense was $5.6 million for the quarter ended September 30, 2003 compared to $1.6 million for the quarter ended September 30, 2002, an increase of $4.0 million or 250.0%. This increase is primarily attributable to the increase in our long-term debt from approximately $42.3 million at September 30, 2002 to approximately $174.3 million at September 30, 2003 due to our 10 5/8% senior subordinated note offering and the expansion of our senior credit facility.

      Other expenses. Other expenses represent items that management considers non-operating. Other expenses for the third quarter of 2003 consisted of $157,000 in loss on the refinancing of our long-term debt.

Nine Months Ended September 30, 2003 Compared to Nine Months Ended September 30, 2002

      Revenue. Revenue from continuing operations was $193.0 million for the nine months ended September 30, 2003 compared to $78.1 million for the nine months ended September 30, 2002, an increase of $114.9 million or 147.1%. Revenue from owned and leased facilities was $145.5 million during the first nine months of 2003 compared to $56.5 million during the first nine months of 2002, an increase of $89.0 million or 157.5%. The increase in revenues from owned and leased facilities relates primarily to revenues of $14.9 million for Riveredge Hospital acquired in July 2002, $37.5 million in the nine months ended September 30, 2003 for The Brown Schools acquired in April 2003 and $30.2 million in the nine months ended September 30, 2003 for Ramsay, which was acquired June 30, 2003. The remainder of the increase in revenues from owned and leased facilities is attributable to growth at our other four facilities as evidenced by same-facility growth in admissions and patient days of 4.5% and 5.5%, respectively. Revenue from management contracts was $47.5 million during the first nine months of 2003 compared to $21.6 million during the first nine months of 2002, an increase of $25.9 million or 119.9%. The increase in revenues from management contracts in the nine months ended September 30, 2003 relates primarily to revenues of $13.6 million from management contracts acquired from PMR in August 2002 and $11.8 million for Ramsay’s managed facilities acquired in June 2003.

      Salaries, wages, and employee benefits. Salaries, wages and employee benefits expense was $99.7 million, or 51.7% of revenue for the nine months ended September 30, 2003, compared to $44.6 million, or 57.1% of revenue for the nine months ended September 30, 2002. Salaries, wages and employee benefits expense from owned and leased facilities was $80.5 million in the first nine months of 2003, or 55.3% of the first nine months of 2003 revenue from owned and leased facilities, compared to $33.3 million in the first nine months of 2002, or 58.9% of the first nine months of 2002 revenue from owned and leased facilities. Same-facility salaries, wages and employee benefits expense from owned and leased facilities was $34.5 million in the first nine months of 2003, or 55.0% of the first nine months of 2003 same-facility revenue from owned and leased facilities. This decrease in salaries, wages and employee benefits expense as a percentage of revenue from owned and leased facilities relates to efforts within our owned and leased facilities to maintain staffing levels on higher volumes. Salaries, wages and employee benefits expense from management contracts was $17.1 million in the first nine months of 2003, or 35.9% of the first nine months of 2003 revenue from management contracts, compared to $9.8 million in the first nine months of 2002, or 45.6% of the first nine months of 2002 revenue from management contracts. Same-facility salaries, wages and employee benefits expense from management contracts was $9.2 million in the first nine months of 2003, or 41.5% of the first nine months of 2003 same-facility revenue from management contracts. This increase in same-facility salaries, wages and employee benefits expense as a percentage of revenue from management contracts relates to our assumption from PMR of a contract to provide case management services in and around Nashville, Tennessee. All costs to provide these services are recorded as other operating expenses because the actual services provided are subcontracted. Salaries, wages and employee benefits expense for our corporate office was $2.2 million for the first nine months of 2003 compared to $1.5 million for the first nine months of 2002 as the result of the addition of staff necessary to manage the facilities and management contracts acquired during 2002 and 2003.

      Professional fees. Professional fees were $22.6 million, or 11.7% of revenue for the nine months ended September 30, 2003, compared to $10.3 million, or 13.2% of revenue for the nine months ended September 30, 2002. Professional fees from owned and leased facilities were $17.8 million in the first nine months of 2003, or 12.3% of the first nine months of 2003 revenue from owned and leased facilities, compared to $7.3 million in the first nine months of 2002, or 12.9% of the first nine months of 2002 revenue from owned and leased facilities. Same-facility professional fees from owned and leased facilities were $7.6 million in the first nine months of 2003, or 12.1% of the first nine months of 2003 same-facility revenue from owned and leased facilities. This decrease in professional fees from owned and leased facilities as a percentage of revenue from owned and leased facilities was the result of efforts within owned and leased facilities to reduce our reliance on contract labor as patient volumes increase. Professional fees from management contracts were $3.5 million in the first nine months of 2003, or 7.3% of the first nine months of 2003 revenue from management contracts, compared to $2.6 million in the first nine months of

2002, or 12.2% of the first nine months of 2002 revenue from management contracts. Same-facility professional fees from management contracts were $2.7 million in the first nine months of 2003, or 12.2% of the first nine months of 2003 same-facility revenue from management contracts. Professional fees for our corporate office were $1.2 million in the first nine months of 2003 compared to $332,000 in the first nine months of 2002. The increase in professional fees at our corporate office relates to accounting, legal, and other services required to meet the needs of a public company and the integration of our acquired facilities.

      Supplies. Supplies expense was $10.9 million, or 5.6% of revenue for the nine months ended September 30, 2003, compared to $3.7 million, or 4.7% of revenue for the nine months ended September 30, 2002. Supplies expense from owned and leased facilities was $10.0 million in the first nine months of 2003, or 6.9% of the first nine months of 2003 revenue from owned and leased facilities, compared to $3.6 million in the first nine months of 2002, or 6.4% of the first nine months of 2002 revenue from owned and leased facilities. Same-facility supplies expense from owned and leased facilities was $4.2 million in the first nine months of 2003, or 6.8% of the first nine months of 2003 same-facility revenue from owned and leased facilities. Supplies expense from management contracts was $853,000 in the first nine months of 2003, or 1.8% of the first nine months of 2003 revenue from management contracts, compared to $31,000 in the first nine months of 2002, or less than 1% of the first nine months of 2002 revenue from management contracts. Same-facility supplies expense from management contracts was $24,000 in the first nine months of 2003, or less than 1% of the first nine months of 2003 same-facility revenue from management contracts. Supplies expense at owned and leased facilities has historically comprised the majority of our supplies expense as a whole; however, our management contracts segment will have higher supplies expense as a percentage of revenue because the management contracts acquired from Ramsay are for freestanding facilities. Supplies expense for the corporate office consists of office supplies and are negligible to our supplies expense overall.

      Provision for bad debts. The provision for bad debts was $3.9 million, or 2.0% of revenue for the nine months ended September 30, 2003, compared to $2.0 million, or 2.6% of revenue for the nine months ended September 30, 2002. The provision for bad debts at owned and leased facilities was $3.9 million in the first nine months of 2003, or 2.7% of the first nine months of 2003 owned and leased facility revenue, compared to $1.8 million in the first nine months of 2002, or 3.3% of the first nine months of 2002 owned and leased facility revenue. Same-facility provision for bad debts from owned and leased facilities was $2.7 million in the first nine months of 2003, or 4.4% of the first nine months of 2003 same-facility revenue from owned and leased facilities. This increase in same-facility provision for bad debts at owned and leased facilities as a percentage of same-facility owned and leased facility revenue relates to slight increases in self-pay accounts receivable as a percentage of total accounts receivable.

      Other operating expenses. Other operating expenses were approximately $33.0 million, or 17.1% of revenue for the nine months ended September 30, 2003, compared to $9.0 million, or 11.5% of revenue for the nine months ended September 30, 2002. Other operating expenses for owned and leased facilities were $14.2 million in the first nine months of 2003, or 9.8% of the first nine months of 2003 owned facility revenue, compared to $8.2 million in the first nine months of 2002, or 8.2% of the first nine months of 2002 owned facility revenue. Same-facility other operating expenses from owned and leased facilities were $5.8 million in the first nine months of 2003, or 9.2% of the first nine months of 2003 same-facility revenue from owned and leased facilities. This increase in same-facility other operating expenses for owned and leased facilities as a percentage of same-facility owned and leased facility revenue relates primarily to increased insurance costs in 2003. Other operating expenses for management contracts were $17.8 million in the first nine months of 2003, or 37.4% of the first nine months of 2003 management contracts revenue, compared to $3.9 in the first nine months of 2002, or 17.8% of the first nine months of 2002 management contracts revenue. Same-facility other operating expenses from management contracts were $4.9 million in the first nine months of 2003, or 22.2% of the first nine months of 2003 same-facility revenue from management contracts. This increase in same-facility other operating expenses for management contracts as a percentage of same-facility management contracts revenue is attributable to growth in our business because of our assumption from PMR of a contract to provide case management services in and around

Nashville, Tennessee where actual services provided are subcontracted and the associated expenses are reported in other operating expenses. Other operating expenses at our corporate office increased to $1.1 million in the first nine months of 2003 from $493,000 in the first nine months of 2002 primarily due to increased insurance costs in 2003.

      Depreciation and amortization. Depreciation and amortization expense was $3.6 million for the nine months ended September 30, 2003 compared to $1.2 million for the nine months ended September 30, 2002, an increase of $2.4 million or 200.0%. This increase in depreciation and amortization expense is the result of the acquisitions of Riveredge Hospital in July 2002, PMR in August 2002, The Brown Schools in April 2003 and Ramsay in June 2003.

      Interest expense. Interest expense was $9.4 million for the nine months ended September 30, 2003 compared to $4.1 million for the nine months ended September 30, 2002, an increase of $5.3 million or 129.3%. This increase is primarily attributable to the increase in our long-term debt from approximately $42.3 million at September 30, 2002 to approximately $174.3 million at September 30, 2003 due to our 10 5/8% senior subordinated note offering and the expansion of our senior credit facility.

      Other expenses. Other expenses totaled $5.2 million for the nine months ended September 30, 2003. Other expenses represent items that management considers non-operating. Other expenses for the first nine months of 2003 consisted of $4.7 million in loss on the refinancing of our long-term debt, $960,000 in expense recorded to recognize the change in fair value of stock purchase “put” warrants (for additional information on these warrants, see “Liquidity and Capital Resources” below) and the release of $545,000 in reserves related to our stockholder notes.

Year Ended December 31, 2002 Compared To Year Ended December 31, 2001

      Revenue. Revenue from continuing operations was $113.9 million for the year ended December 31, 2002 compared to $44.0 million for the year ended December 31, 2001, an increase of $69.9 million or 158.9%. Revenue from owned facilities accounted for $81.9 million of the 2002 results compared to $16.0 million of the 2001 results, an increase of $65.9 million or 411.9%. The increase in revenue from owned facilities relates to full year operations during 2002 of the four facilities purchased during the last four months of 2001 as well as the purchase of a fifth facility at the beginning of the third quarter of 2002. Revenue from unit management contracts accounted for $32.0 million of the 2002 results compared to $28.0 million of the 2001 results, an increase of $4.0 million or 14.3%. The increase in revenue from unit management contracts relates to the additional unit management operations acquired in the PMR Merger.

      Salaries, wages and employee benefits. Salaries, wages and employee benefits expense was $62.4 million, or 54.8% of 2002 revenue, for the year ended December 31, 2002 compared to $26.2 million, or 59.6% of 2001 revenue, for the year ended December 31, 2001. Salaries, wages and employee benefits expense from owned facilities was $47.0 million in 2002, or 57.4% of 2002 revenue from owned facilities, compared to $9.5 million in 2001, or 59.4% of 2001 revenue from owned facilities. This decrease in salaries, wages and employee benefits expense as a percentage of revenue from owned facilities relates to cost containment efforts within our owned facilities. Salaries, wages and employee benefits expense from unit management contracts was $13.2 million in 2002, or 41.3% of 2002 revenue from unit management contracts, compared to $15.5 million in 2001, or 55.4% of 2001 revenue from unit management contracts. This decrease in salaries, wages and employee benefits expense as a percentage of revenue from unit management contracts relates to our acquisition from PMR of a contract to provide case management services in the Nashville, Tennessee area. All costs to provide these services are recorded in other operating expenses because the actual services provided are subcontracted. Salaries, wages and employee benefits expense for our corporate office was $2.1 million for 2002 compared to $1.2 million for 2001 as the result of the addition of staff necessary to manage the acquisitions completed during late 2001 and 2002.

      Professional fees. Professional fees were $14.4 million, or 12.6% of 2002 revenue, for the year ended December 31, 2002 compared to $7.0 million, or 16.0% of 2001 revenue, for the year ended December 31, 2001. Professional fees from owned facilities were $10.3 million in 2002, or 12.6% of 2002 revenue from owned facilities, compared to $2.6 million in 2001, or 16.3% of 2001 revenue from owned facilities. This decrease in professional fees from owned facilities as a percentage of revenue from owned facilities relates to the acquisition of new facilities that are less dependent upon professional fees for operations. Professional fees from unit management contracts were $3.5 million in 2002, or 10.9% of 2002 revenue from unit management contracts, compared to $4.1 million in 2001, or 14.6% of 2001 revenue from unit management contracts. This decrease in professional fees from unit management contracts as a percentage of revenue from unit management contracts relates to cost containment efforts within the unit management division, as well as classification of the costs to provide case management services in the Nashville, Tennessee area. Professional fees for our corporate office were approximately $500,000 in 2002 compared to approximately $300,000 in 2001. The increase in professional fees at our corporate office relate to accounting, legal, and other services required as a public company.

      Supplies. Supplies expense was $5.3 million, or 4.7% of 2002 revenue, for the year ended December 31, 2002 compared to $1.2 million, or 2.8% of 2001 revenue, for the year ended December 31, 2001. Supplies expense at owned facilities comprises almost the entire amount of our supplies expense as a whole. Supplies necessary at owned facilities include medical, pharmaceutical and office supplies. The increase in supplies expense as a percentage of revenue relates to the acquisitions completed during late 2001 and 2002. Supplies expense for the unit management division and the corporate office consist of office supplies and are negligible to supplies expense overall.

      Provision for bad debts. The provision for bad debts was $3.7 million, or 3.2% of 2002 revenue, for the year ended December 31, 2002 compared to $662,000, or 1.5% of 2001 revenue, for the year ended December 31, 2001. The provision for bad debts at owned facilities was $3.5 million in 2002, or 4.3% of 2002 owned hospital revenue, compared to approximately $400,000 in 2001, or 2.5% of 2001 owned hospital revenue. This increase in provision for bad debts at owned facilities as a percentage of owned facilities revenue relates to changes in payer mix and the impact of acquisitions. The provision for bad debts related to unit management contracts was approximately $200,000 in 2002, or less than 1% of 2002 revenue from unit management contracts, compared to approximately $250,000 in 2001, or less than 1% of 2001 revenue from unit management contracts.

      Other operating expenses. Other operating expenses were approximately $15.9 million, or 14.0% of 2002 revenue, for the year ended December 31, 2002 compared to $3.0 million, or 6.9% of 2001 revenue, for the year ended December 31, 2001. Other operating expenses for owned facilities were $6.6 million in 2002, or 8.1% of 2002 owned facilities revenue, compared to $1.0 million in 2001, or 6.3% of 2001 owned facilities revenue. This increase in other operating expenses for owned facilities as a percentage of owned facilities revenue relates primarily to increased insurance costs in 2002. Other operating expenses for unit management contracts was $7.9 million in 2002, or 24.7% of 2002 unit management revenue, compared to $1.6 million in 2001, or 5.7% of 2001 unit management revenue. This increase in other operating expenses for unit management contracts as a percentage of unit management revenue is attributable to the assumption from PMR of a contract to provide case management services in the Nashville, Tennessee area where actual services provided are subcontracted. Other operating expenses at our corporate office increased to $1.3 million in 2002 from approximately $400,000 in 2001 primarily due to increased insurance costs in 2002.

      Depreciation and amortization. Depreciation and amortization expense was $1.8 million for the year ended December 31, 2002 compared to $945,000 for the year ended December 31, 2001, an increase of approximately $800,000 or 87.3%. This increase in depreciation and amortization expense is the result of full year operations in 2002 for the facilities purchased in the last four months of 2001 as well as 2002 acquisitions.

      Interest expense. Interest expense was $5.6 million for the year ended December 31, 2002 compared to $2.7 million for the year ended December 31, 2001, an increase of $2.9 million or 107.4%. The increase in interest expense is due to borrowings under our existing credit facility as well as subordinated debt obtained to fund acquisitions in 2001 and 2002.

Year Ended December 31, 2001 Compared To Year Ended December 31, 2000

      Revenue. Revenue from continuing operations was $44.0 million for the fiscal year ended December 31, 2001 compared to $23.5 million for the fiscal year ended December 31, 2000, an increase of $20.5 million or 87.2%. Hospital acquisitions during fiscal year 2001 accounted for approximately $16.0 million of the increase in revenue during the fiscal year ended December 31, 2001. Additionally, the increase reflects the fact that the operations of Sunrise Behavioral Health, Ltd. were included for all of 2001 as compared to eight months during 2000.

      Salaries, wages and employee benefits. Salaries, wages and employee benefits expense was $26.2 million for the fiscal year ended December 31, 2001 compared to $15.3 million for the fiscal year ended December 31, 2000, an increase of $10.9 million or 71.2%. Of this increase, $9.5 million related to the addition of personnel stemming from our acquisitions in 2001.

      Professional fees. Professional fees were $7.0 million for the fiscal year ended December 31, 2001 compared to $3.8 million for the fiscal year ended December 31, 2000, an increase of $3.2 million or 84.2%. This increase relates primarily to the acquisition of Sunrise Behavioral Health, Ltd. in May 2000.

      Provision for doubtful accounts. The provision for doubtful accounts was $662,000 for the fiscal year ended December 31, 2001 compared to $467,000 for the fiscal year ended December 31, 2000, an increase of $195,000 or 41.8%. This increase is attributable to approximately $400,000 of provision for doubtful accounts related to hospital acquisitions which is offset by improved collections experience related to our management contracts. The provision for doubtful accounts as a percentage of revenue increased from 1.1% for the fiscal year ended December 31, 2000 to 1.5% for the fiscal year ended December 31, 2001.

      Other operating expenses. Other operating expenses were approximately $4.3 million for the fiscal year ended December 31, 2001 compared to $2.1 million for the fiscal year ended December 31, 2000, an increase of $2.2 million or 108.5%. This increase is attributable to our acquisitions during fiscal year 2001.

      Depreciation and amortization. Depreciation and amortization expense was $945,000 for the fiscal year ended December 31, 2001 compared to $757,000 for the fiscal year ended December 31, 2000, an increase of $188,000 or 24.8%. This increase is attributable to acquisitions during fiscal year 2001.

      Interest expense. Interest expense was $2.7 million for the fiscal year ended December 31, 2001 compared to $1.7 million for the fiscal year ended December 31, 2000, an increase of $937,000 or 54.4%. The increase in interest expense is due to borrowings under our line of credit as well as obtaining seller-financed convertible notes to fund acquisitions in 2001.

Liquidity and Capital Resources

      As of September 30, 2003, we had working capital of $31.5 million, including cash and cash equivalents of $9.6 million, compared to working capital of $2.4 million at December 31, 2002. We did not maintain a balance under our revolving line of credit at September 30, 2003, but we had a balance of $5.4 million on our revolving line of credit on December 31, 2002. The increase in our working capital is due to acquisitions during the nine months ended September 30, 2003, which were financed with long-term debt as well as higher accounts receivable as the result of increases in our revenues during the nine months ended September 30, 2003.

      Cash provided by operating activities was $12.0 million for the nine months ended September 30, 2003 compared to cash provided by operating activities of $7.3 million for the nine months ended September 30, 2002. The increase in cash flows from operating activities was due to our acquisitions in the third quarter of 2002 and second quarter of 2003. Cash used in investing activities was $102.2 million for the nine months ended September 30, 2003 compared to cash provided by investing activities of $5.4 million for the nine months ended September 30, 2002. Cash used in investing activities for the nine months ended September 30, 2003 was the result of acquisitions of The Brown Schools, Ramsay and the real estate for a facility in Macon, Georgia (discussed below) during the nine months ended September 30, 2003. Cash provided by investing activities for the nine months ended September 30, 2002 was primarily the result of cash acquired in the acquisition of PMR. Cash provided by financing activities increased to $97.4 million for the nine months ended September 30, 2003 from cash used in financing activities of $11.1 million for the nine months ended September 30, 2002. This increase was due to borrowings for the acquisitions of The Brown Schools and Ramsay and the issuance of our series A convertible preferred stock.

      On August 28, 2003, we borrowed approximately $6.8 million under a mortgage loan agreement insured by HUD, secured by real estate located at West Oaks Hospital in Houston, Texas. Interest accrues on the HUD loan at 5.85% and principal and interest are payable in 420 monthly installments through September 2038. We used the proceeds from the loan to repay approximately $5.8 million of our term debt under our amended and restated senior secured credit facility, pay certain financing costs, and fund required escrow amounts for future improvements to the property. The carrying amount of assets held as collateral approximated $2.7 million as of September 30, 2003.

      On July 31, 2003, we purchased for approximately $3.6 million the real property and improvements associated with Macon Behavioral Health System, which we formerly leased from RHP, located in Macon, Georgia pursuant to a put right held by RHP that was triggered by our acquisition of Ramsay.

      On June 30, 2003, we issued $150 million in 10 5/8% senior subordinated notes, which are fully and unconditionally guaranteed on a senior subordinated basis by substantially all of our existing operating subsidiaries. Proceeds from the issuance of the senior subordinated notes and the private placement of $12.5 million in series A convertible preferred stock were used to finance the acquisition of Ramsay and pay down substantially all of our long-term debt. Interest on the senior subordinated notes accrues at the rate of 10.625% per annum and is payable semi-annually in arrears on June 15 and December 15, commencing on December 15, 2003. The senior subordinated notes will mature on June 15, 2013.

      On April 1, 2003, concurrent with the acquisition of The Brown Schools, we received $12.5 million from the private placement of 2,272,727 shares of our series A convertible preferred stock with affiliates of Oak Investment Partners and Salix Ventures and with the 1818 Fund. These investors purchased an additional 2,272,727 shares of our series A convertible preferred stock for $12.5 million on June 19, 2003. The proceeds were used to acquire The Brown Schools and Ramsay. These investors had previously invested in us with Oak Investment Partners and Salix Ventures (or related entities) being among our co-founders. Representatives of Oak Investment Partners, Salix Ventures and Brown Brothers Harriman & Co. currently serve on our Board of Directors. Each share of series A convertible preferred stock is convertible into one share of our common stock. Holders of our series A convertible preferred stock are entitled to receive pay-in-kind dividends, compounded quarterly, equal to 5% per share of the original share price through March 31, 2005. Thereafter, pay-in-kind dividends will compound quarterly at 7% per share of the original share price. The impact of the series A convertible preferred stock on diluted earnings per share is calculated using the if-converted method.

      In connection with the closing of the sale of our senior subordinated notes, our expanded senior credit facility with our senior lender, CapitalSource Finance LLC (“CapSource”), was amended and restated to increase our senior secured revolving line of credit to $50.0 million from $28.0 million and refinance $36.0 million in term loans with proceeds from the sale of our 10 5/8% senior subordinated notes. Our credit facility is secured by substantially all of our assets and the stock of our existing operating subsidiaries. The term loans accrue interest at the Citibank, N.A. prime rate plus 4.5% subject to a floor of 8.75% and are due in November 2003. The revolving line of credit accrues interest at the Citibank, N.A. prime rate plus 2% subject to a floor of 6.25% and is due in June 2006. At September 30, 2003, the interest rate under the revolving line of credit was 6.25%. Until the maturity date, we may borrow, repay and re-borrow an amount not to exceed the lesser of $50.0 million or the borrowing base (as defined in the amended and restated credit facility). As of September 30, 2003, we had $50.0 million available under the revolving line of credit. Under the revolving line of credit, all of our collections, except for Medicare and Medicaid payments, are deposited into lockbox accounts controlled by CapSource. The funds deposited in the lockboxes are returned to us on a daily basis. Prior to amending and restating our senior credit facility, funds deposited in the lockboxes were applied to outstanding borrowings on a daily basis. As a result, the outstanding borrowings under the revolving line of credit were classified as short-term as of December 31, 2002 and all periods prior to June 30, 2003. We must pay on a monthly basis an unused fee in the amount of 0.5% per annum on the unused portion of the amended and restated credit facility. Such fees were approximately $70,000 for the nine months ended September 30, 2003. We are required to pay interest on a minimum balance of $17.5 million under our revolving line of credit. As of September 30, 2003, our amended and restated senior secured credit facility consisted of approximately $11.2 million of term loans and a $50.0 million revolving line of credit. We refinanced the remaining $11.2 million outstanding on the term loan with borrowings insured by HUD on November 5, 2003.

      Our amended and restated credit facility contains customary covenants which include: (1) a specified monthly patient census for any owned, operated or leased facilities; (2) a limitation on capital expenditures, sales of assets, mergers, changes of ownership, new principal lines of business, indebtedness, dividends and redemptions; and (3) various financial covenants. In addition, our amended and restated credit facility provides CapSource with a right of first refusal to provide additional debt financing to us. As of September 30, 2003, we were in compliance with all debt covenant requirements. If we violate one or more of these covenants, amounts outstanding under the amended and restated credit facility could become immediately payable and additional borrowings could be restricted. As of September 30, 2003, no balance was outstanding under the revolving line of credit portion of our amended and restated senior credit facility.

      On April 1, 2003, our senior credit facility was expanded to approximately $81.0 million with the increase of our revolving line of credit to $28.0 million from $17.5 million and a new $36.0 million term loan in additional to our then-existing $17.0 million term loan. We borrowed approximately $52.2 million during April 2003, including the $36.0 million term loan and $16.2 million under the revolving line of credit, to partially fund our acquisition of The Brown Schools. The revolving line of credit and new $36.0 million term loan were repaid on June 30, 2003 with proceeds from the issuance of our 10 5/8% senior subordinated notes.

      On May 16, 2003, the 1818 Fund exercised its stock purchase warrant to purchase 372,412 shares of our common stock. Deducting the exercise price of $0.01 per share based on the closing price of our common stock on May 15, 2003, the 1818 Fund received 372,039 shares of our common stock from the exercise of its warrant. In certain circumstances, the 1818 Fund has the right to require that we repurchase the 372,039 shares of our common stock that the 1818 Fund received upon the exercise of its stock purchase warrant. This redemption right will terminate upon the 1818 Fund’s sale of its shares in this offering.

      In connection with our acquisition of Sunrise Behavioral Health, Ltd. in May 2000, we issued subordinated convertible notes in the amount of $3.6 million. The principal amount of these convertible notes and the interest thereon was converted into 537,908 shares of our common stock in April and May 2003 based on a conversion price of $8.53 per share.

      We also issued two promissory notes totaling $4.5 million in connection with our acquisitions of three facilities in 2001. At September 30, 2003, one note with a current principal balance of $1.0 million remained outstanding. This note accrues interest at 9% per annum and is due June 30, 2005. Among other customary covenants, the notes contains cross default covenants triggered by a default of any other indebtedness of at least $1.0 million. We were in compliance with these covenants as of September 30, 2003.

      On June 28, 2002, we entered into a Securities Purchase Agreement with the 1818 Fund where the 1818 Fund agreed to issue up to $20 million of senior subordinated notes with detachable nominal warrants. At closing on June 28, 2002, a total of $10 million of the senior subordinated notes were issued. On June 30, 2003, we repaid principal of $10 million, accrued interest and a prepayment penalty of 3% to the 1818 Fund with proceeds from our issuance of 10 5/8% senior subordinated notes, and we no longer have the ability to borrow under the Securities Purchase Agreement with the 1818 Fund.

      In connection with the issuance of the senior subordinated notes with the 1818 Fund, we issued detachable stock purchase warrants for the purchase of 372,412 shares of our common stock at an exercise price of $.01 per share. Also, we provided the 1818 Fund with the ability to require us to repurchase its warrants or the common stock acquired upon exercise of its warrants at fair market value for cash. The 1818 Fund exercised its stock purchase warrant and received 372,039 shares of our common stock on May 16, 2003. Because the 1818 Fund had the ability to require us to repurchase the warrants for cash, the warrants constituted a derivative that required changes in value of the warrants to be recorded as an increase or decrease to our earnings. In connection with the exercise of the warrants, the 1818 Fund provided us with a written consent to waive its ability to require that we repurchase the warrants for cash effective April 1, 2003. As such, we are no longer required to record non-cash expense for increases in the fair market value of our common stock.

      On November 25, 2002, we entered into a mortgage loan agreement, insured by HUD, to borrow approximately $4.9 million, secured by real estate located at Holly Hill Hospital in Raleigh, North Carolina. Interest accrues on the HUD loan at 5.95% and principal and interest are payable in 420 monthly installments through December 2037. We used the proceeds from the loan to replace approximately $4.4 million of our senior term loan with CapSource, pay certain refinancing costs, and fund required escrow amounts for future improvements to the property.

      We believe that our working capital on hand, cash flows from operations and funds available under our revolving line of credit will be sufficient to fund our operating needs, planned capital expenditures and debt service requirements for the next 12 months.

      In addition, we are actively seeking acquisitions that fit our corporate growth strategy and may acquire additional psychiatric facilities. Management continually assesses our capital needs and, should the need arise, we will seek additional financing, including debt or equity, to fund potential acquisitions or for other corporate purposes. In negotiating such financing, there can be no assurance that we will be able to raise additional capital on terms satisfactory to us. Failure to obtain additional financing on reasonable terms could have a negative effect on our plans to acquire additional psychiatric facilities.

Contractual Obligations

	Payments Due by Period (in thousands)

		Less than			After
	Total	1 year	1-3 years	4-5 years	5 years

Long-term debt	$174,271	$754	$887	$126	$172,504
Lease obligations	19,182	4,930	7,256	4,360	2,636

	$193,453	$5,684	$8,143	$4,486	$175,140

      The carrying value of our total long-term debt, including current maturities, of $174.3 million and $43.8 million at September 30, 2003 and December 31, 2002, respectively, approximated fair value. We had $11.2 million of variable rate debt outstanding at September 30, 2003. At the September 30, 2003 borrowing level, a hypothetical 10% adverse change in interest rates would decrease our net income and cash flows by $100,000.

Impact of Inflation

      Although inflation has not had a material impact on our results of operations, the health care industry is very labor intensive and salaries and benefits are subject to inflationary pressures as are rising supply costs which tend to escalate as vendors pass on the rising costs through price increases. Some of our owned, leased and managed inpatient behavioral health care facilities we operate are experiencing the effects of the tight labor market, including a shortage of nurses, which has caused and may continue to cause an increase in our salaries, wages and benefits expense in excess of the inflation rate. Although we cannot predict our ability to cover future cost increases, management believes that through adherence to cost containment policies, labor management and reasonable price increases, the effects of inflation on future operating margins should be manageable. Our ability to pass on increased costs associated with providing health care to Medicare and Medicaid patients is limited due to various federal, state and local laws which have been enacted that, in certain cases, limit our ability to increase prices. In addition, as a result of increasing regulatory and competitive pressures and a continuing industry wide shift of patients into managed care plans, our ability to maintain margins through price increases to non-Medicare patients is limited.

      The behavioral health care industry is typically not directly impacted by periods of recession, erosions of consumer confidence or other general economic trends as most health care services are not considered a component of discretionary spending. However, our facilities may be indirectly negatively impacted to the extent such economic conditions result in decreased reimbursements by federal or state governments or managed care payors. We are not aware of any economic trends that would prevent us from being able to remain in compliance with all of our debt covenants and to meet all required obligations and commitments in the near future.

Quantitative and Qualitative Disclosures about Market Risk

      For information regarding our market risk, see “— Liquidity and Capital Resources” and “— Contractual Obligations.”

Critical Accounting Policies

      Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. In preparing our financial statements, we are required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses included in the financial statements. Estimates are based on historical experience and other information currently available, the results of which form the basis of such estimates. While we believe our estimation processes are reasonable, actual results could differ from those estimates. The following represent the estimates considered most critical to our operating performance and involve the most subjective and complex assumptions and assessments.

Allowance for Doubtful Accounts

      Our ability to collect outstanding patient receivables from third party payors and receivables due under our management contracts is critical to our operating performance and cash flows.

      The primary collection risk with regard to patient receivables lies with uninsured patient accounts or patient accounts for which primary insurance has paid but the portion owed by the patient remains outstanding. We estimate the allowance for doubtful accounts primarily based upon the age of the accounts since the patient discharge date. We continually monitor our accounts receivable balances and utilize cash collection data to support our estimates of the provision for doubtful accounts. Significant changes in payor mix or business office operations could have a significant impact on our results of operations and cash flows.

      The primary collection risk with regard to receivables due under our management contracts is attributable to contractual disputes. We estimate the allowance for doubtful accounts for these receivables based primarily upon the specific identification of potential collection issues. As with our patient receivables, we continually monitor our accounts receivable balances and utilize cash collection data to support our estimates of the provision for doubtful accounts.

Allowances for Contractual Discounts

      The Medicare regulations and various managed care contracts are often complex and may include multiple reimbursement mechanisms for different types of services provided in our facilities and cost settlement provisions requiring complex calculations and assumptions subject to interpretation. We estimate the allowance for contractual discounts on a payor-specific basis given our interpretation of the applicable regulations or contract terms. The services authorized and provided and related reimbursement are often subject to interpretation that could result in payments that differ from our estimates. Additionally, updated regulations and contract renegotiations occur frequently necessitating continual review and assessment of the estimation process by our management.

Professional and General Liability

      We are subject to medical malpractice and other lawsuits due to the nature of the services we provide. For the years ended December 31, 2000 and 2001, and through December 5, 2002, we have obtained professional and general liability insurance for claims in excess of $100,000, up to a maximum of $1.0 million per occurrence and $3.0 million aggregate, with an additional $5.0 million in excess coverage. On December 6, 2002, the deductible on individual malpractice claims was raised to $3.0 million and the insured limit to $10.0 million to mitigate the increases in the cost of professional and general liability insurance and to increase coverage for additional exposures due to our acquisitions. The reserve for professional and general liability risks is based on historical claims, demographic factors, industry trends, severity factors, and other actuarial assumptions calculated by an independent third party. This estimate is discounted to its present value using a 5% discount rate. This estimated accrual for professional and general liabilities could be significantly affected should current and future occurrences differ from historical claim trends and expectations. We have established a captive insurance company to manage this additional self-insured retention. While claims are monitored closely when estimating professional and general liability accruals, the complexity of the claims and wide range of potential outcomes often hampers timely adjustments to the assumptions used in these estimates. Our reserve for professional and general liability was $4.3 million as of September 30, 2003, with approximately $750,000 relating to previous years.

Income Taxes

      As part of our process for preparing our consolidated financial statements, our management is required to compute income taxes in each of the jurisdictions in which we operate. This process involves estimating the current tax benefit or expense of future deductible and taxable temporary differences. The future deductible and taxable temporary differences are recorded as deferred tax assets and liabilities which are components of our balance sheet. Management then assesses the realizability of the deferred tax assets based on reversals of deferred tax liabilities and, if necessary, estimates of future taxable income. If management determines that some or all of a deferred tax asset will more likely than not be realized, then a valuation allowance is recorded against the deferred tax asset. Management must also assess the impact of acquisitions on the realization of deferred tax assets subject to a valuation allowance to determine if all or a portion of the valuation allowance will be offset by reversing taxable differences or future taxable income of the acquired entity. To the extent the valuation allowance can be reversed due to the estimated future taxable income of an acquired entity, then our valuation allowance is reduced accordingly as an adjustment to the purchase price.

BUSINESS

Overview

      We are a leading provider of inpatient behavioral health care services in the United States. Through our inpatient division, we operate 23 owned or leased behavioral health care facilities with approximately 2,800 beds in 13 states. In addition, through our management contract division, we manage 45 behavioral health care units for third parties and 11 behavioral health care facilities for government agencies. We believe that our singular focus on the provision of behavioral health care services allows us to operate more efficiently and provide higher quality care than our competitors. We primarily operate in underserved markets with limited competition and favorable demographic trends. On a pro forma basis, we generated revenue of $364.2 million and $288.1 million, respectively, for the year ended December 31, 2002 and the nine months ended September 30, 2003.

      Our inpatient behavioral health care facilities accounted for approximately 77% of our pro forma revenue for the nine months ended September 30, 2003. These facilities offer a wide range of inpatient behavioral health care services. We offer these services through a combination of acute behavioral hospitals and residential treatment centers. Our acute behavioral hospitals provide the most intensive level of care, including 24-hour skilled nursing observation and care, daily interventions and oversight by a psychiatrist and intensive, highly coordinated treatment by a physician-led team of mental health professionals. Our residential treatment centers, or RTCs, offer longer term treatment programs primarily for children and adolescents with long-standing acute behavioral health problems. Our RTCs provide physician-led, multi-disciplinary treatments that address the overall medical, psychiatric, social and academic needs of the patient.

      Our management contract division accounted for approximately 23% of our pro forma revenue for the nine months ended September 30, 2003. This portion of our business involves the development, organization and management of behavioral health care programs within general acute care hospitals and the management of behavioral health care facilities for government agencies. We provide our customers with a variety of management options, including (1) clinical and management infrastructure, (2) personnel recruitment, staff orientation and supervision, (3) corporate consultation and (4) performance improvement plans. Our broad range of services can be customized into individual programs that meet specific facility and community requirements. We are dedicated to providing quality programs with integrity, innovation and flexibility.

Our Industry

      An estimated 22% of the U.S. adult population and 10% of U.S. children and adolescents suffer from a diagnosable mental disorder in a given year. Based on the 2002 U.S. census, these figures translate to approximately 50 million Americans. In addition, four of the ten leading causes of disability in the United States are mental disorders.

      The behavioral health care industry is extremely fragmented with only a few large national providers. During the 1990s, the behavioral health care industry experienced a significant contraction following a long period of growth. Between 1990 and 1999, nearly 300 inpatient behavioral health care facilities, accounting for over 40% of available beds, were closed. The reduction was largely driven by third party payors who decreased reimbursement, implemented more stringent admission criteria and decreased the authorized length of stay. We believe this reduced capacity has resulted in an underserved patient population.

      Reduced capacity, coupled with mental health parity legislation providing for greater access to mental health services, has resulted in favorable industry fundamentals. Behavioral health care providers have enjoyed significant improvement in reimbursement rates, increased admissions and stabilized lengths of stay. According to the National Association of Psychiatric Health Systems, payments for the inpatient care of behavioral health and addictive disorders have increased nationwide. Average inpatient net revenue in 2001 increased 9.6% to $556 per day from the prior year. Inpatient admissions increased 11.4% in 2001 to an average of 2,354 per facility while average occupancy rates increased from 69.2% in 2000 to 74.1% in

2001. Following a rapid decrease during the early 1990s, inpatient average length of stay stabilized between 9 and 10 days from 1997 to 2001. The average RTC net revenue per patient day in 2001 was $318. RTC admissions rose 27.9% in 2001 while total patient days increased 33.8%. Occupancy rates in freestanding RTCs were 85.2% in 2001 while average length of stay was approximately 285 days. These favorable trends have resulted in high demand for behavioral health care services.

Our Competitive Strengths

      We believe the following competitive strengths contribute to our strong market share in each of our markets and will enable us to continue to successfully grow our business and increase our profitability:

•	Singular focus on behavioral health care — We focus exclusively on the provision of behavioral health care services. We believe this allows us to operate more efficiently and provide higher quality care than our competitors. In addition, we believe our focus and reputation have helped us to develop important relationships and extensive referral networks within our markets and to attract and retain qualified behavioral health care professionals.

•	Strong and sustainable market position — Our facilities have an established presence in each of our markets, and we believe that the majority of our owned and leased facilities have the leading market share in their respective service areas. Our relationships and referral networks would be difficult, time-consuming and expensive for new competitors to replicate. In addition, many of the states in which we operate require a certificate of need to open a behavioral health care facility, which may be difficult to obtain and may further preclude new market participants.

•	Demonstrated ability to identify and integrate acquisitions — We have successfully integrated the five facilities we acquired in 2001 and 2002 as well as the facilities we acquired in 2003 in connection with our acquisition of Ramsay and six facilities from The Brown Schools. We attribute part of our success in integrating these facilities to our rigorous due diligence review of these facilities prior to completing the acquisitions. We employ a disciplined acquisition strategy that is based on defined criteria including quality of service, return on invested capital and strategic benefits. We also have a comprehensive post-acquisition strategic plan to facilitate the integration of acquired facilities that includes improving facility operations, recruiting psychiatrists and expanding the breadth of services offered by the facilities.

•	Diversified payor mix and revenue base — As we have grown our business, we have focused on diversifying our sources of revenue. On a pro forma basis, for the nine months ended September 30, 2003, we received 33% of our revenue from Medicaid, 23% from multiple commercial payors, 20% from various state and local government payors, 13% from various third parties and 11% from Medicare. As we receive Medicaid payments from more than 35 states, we are not significantly affected by changes in reimbursement policies in any one state. The majority of our Medicaid payments relate to the care of children and adolescents. Management believes that children and adolescents are a patient class that is less susceptible to reductions in reimbursement rates. For the nine months ended September 30, 2003, no single facility represented more than 8% of our pro forma revenue.

•	Experienced management team — Our senior management team has an average of 20 years of experience in the health care industry. Joey A. Jacobs, our Chairman, President and Chief Executive Officer, has over 28 years experience in various capacities in the health care industry. Jack R. Salberg, our Chief Operating Officer, has more than 29 years of operational experience in both profit and non-profit health care sectors. Our senior management operates as a cohesive, complementary group and has extensive operating knowledge of our industry and understanding of the regulatory environment in which we operate. Our senior managers employ conservative fiscal policies and have a successful track record in both operating our core business and integrating acquired assets.

•	Significant free cash flow and minimal capital requirements — We consistently generate significant free cash flow due to the profitable operation of our business, our low capital expenditure requirements and through the active management of our working capital. As the behavioral health care business does not require the procurement and replacement of expensive medical equipment, our capital expenditure requirements are less than that of other facility-based health care providers. Historically, our capital expenditures have amounted to less than 2% of our revenue. Our accounts receivable management is less complex than acute care providers because there are fewer billing codes for behavioral health care facilities.

Our Growth Strategy

      We have experienced significant growth in our operations as measured by the number of our facilities, admissions, patient days, revenue and net income. The principal elements of our growth strategy are to:

•	Continue to Drive Same-Facility Growth — We increased our revenue by approximately 10% for the nine months ended September 30, 2003 as compared to our revenue for the nine months ended September 30, 2002 through same-facility growth. We intend to continue to increase our same-facility growth by increasing our admissions and continuing to maximize reimbursement. We plan to accomplish these goals by:

•	building relationships that enhance our presence in local and regional markets;

•	continuing to provide the highest quality service;

•	developing formal marketing initiatives and expanding referral networks; and

•	expanding our services and developing new services to take advantage of increased demand in select markets where we operate.

•	Grow Through Strategic Acquisitions — Our industry is highly fragmented and we plan to selectively pursue the acquisition of additional inpatient behavioral health care facilities. There are approximately 500 acute and residential treatment facilities in the U.S. and the top three providers operate less than 17% of these facilities. We believe there are a number of acquisition candidates available at attractive valuations, and we have a number of potential acquisitions that are in various stages of development and negotiation. We believe our focus on behavioral health care provides us with a strategic advantage when assessing a potential acquisition. We employ a disciplined acquisition strategy that is based on defined criteria including, quality of service, return on invested capital and strategic benefits.

•	Enhance Operating Efficiencies — Our management team has extensive experience in the operation of multi-facility healthcare services companies. We intend to focus on improving our profitability by optimizing staffing ratios, controlling contract labor costs and reducing supply costs through group purchasing. We believe that our focus on efficient operations increases our profitability and will attract qualified behavioral health care professionals and patients.

Services by Segment

      We operate two reportable segments: (1) the operation of inpatient behavioral health care facilities and (2) the management of behavioral health care units for third parties and certain behavioral health care facilities for government agencies. See Note 9 to Notes to Condensed Consolidated Financial Statements for Psychiatric Solutions’ interim financial statements.

Inpatient Behavioral Health Care Facilities Division

      Our inpatient division operates 23 owned or leased inpatient behavioral health care facilities. These facilities offer a wide range of inpatient behavioral health care services. Our facilities work closely with mental health professionals, non-psychiatric physicians, emergency rooms and community agencies that interact with individuals who may need treatment for mental illness or substance abuse. We offer our services through a combination of acute behavioral hospitals and RTCs. Acute inpatient hospitalization is the most intensive level of care offered and typically involves 24-hour skilled nursing observation and care, daily interventions and oversight by a psychiatrist and intensive, highly coordinated treatment by a physician-led team of mental health professionals. Our RTCs provide longer term treatment programs for children and adolescents with long-standing acute behavioral health problems. Our RTCs typically provide physician-led, multi-disciplinary programs to address the overall medical, psychiatric, social and academic needs of the child or adolescent.

      We are a leading provider of inpatient behavioral services for a population of male and female children, adolescents, and adults. We offer a wide variety of services throughout our network of inpatient behavioral health care facilities. Our facilities provide multiple levels of care, including:

• acute psychiatric care;	• partial hospitalization/intensive outpatient;

• chemical dependency;	• reactive attachment disorder;

• acute eating disorders;	• developmentally delayed vocational training;

• dual diagnosis;	• rehabilitation care;

• detoxification;	• neurological disorders;

• therapeutic foster care;	• independent living skills; and

• rapid adoption services;	• day treatment schools.

• attention deficit/hyperactivity disorders;

      Our facilities’ programs have been adapted to the requests of various sources to provide services to patients with multiple issues and specialized needs. Our success rate with these difficult to treat cases has expanded our network of referrals. The services are specialized depending on the age and need of the patient.

      Our major admitting diagnoses include the following:

•	bipolar disorder;

•	depression;

•	impulse disorders; and

•	oppositional defiance.

Management Contract Division

      Our management contract division develops, organizes and manages behavioral health care programs within general third party acute care hospitals and manages behavioral health care facilities for government agencies. We manage 45 behavioral health units, including a contract to provide mental health case management services to approximately 4,300 children and adults with serious mental illness in the Nashville, Tennessee area, and 11 behavioral health care facilities for government agencies.

      Our broad range of services can be customized into individual programs that meet specific facility and community requirements. Our management contract division is dedicated to providing high quality programs with integrity, innovation and sufficient flexibility to develop individual programs that meet specific facility and community requirements. The increased demand for better quality, lower costs and simplified systems places additional burdens on management teams and clinical departments within hospitals. As a result, many general acute care hospitals are increasing efficiency by outsourcing key clinical departments and functions to independent contract managers that can provide focused expertise.

      We provide our customer with a variety of management options, including:

•	clinical and management infrastructure;

•	personnel recruitment, staff orientation and supervision;

•	corporate consultation; and

•	performance improvement plans.

      We and the client hospital determine the programs and services to be offered by the hospital. Each contract is tailored to address the differing needs of the client hospital and its community. Under the contracts, the hospital is the actual provider of the mental health services and utilizes its own facilities (including beds for inpatient programs), support services (such as billing, dietary and housekeeping), and generally its own nursing staff in connection with the operation of its programs.

      Generally, we provide the behavioral health unit of the client hospital with:

•	a behavioral health care director who provides administrative management services and professional direction in all behavioral health care matters relating to patients admitted to the unit, and determines if patients meet the clinical criteria for admission to the unit;

•	a medical director who provides direction in all non-behavioral health care phases of patient care and provides physician coverage, including medical care for patients who do not have a primary physician relationship; and

•	a program manager who maintains a direct reporting relationship to the chief executive officer of the client hospital with respect to the day-to-day operations of the unit. In addition, the program manager generally:

•	provides administrative and training services;

•	assists with the administrative and clinical criteria for admission to the unit;

•	determines whether a patient meets the administrative criteria for admission;

•	advises client hospital with respect to issues relating to compliance with licensing, certification, accreditation and survey requirements;

•	establishes performance improvement standards in conjunction with the client hospital that are consistent with the hospital’s standards; and

•	completes, in conjunction with the hospital, annual performance evaluations of all unit patient care staff.

      While each of the management contracts is tailored to the specific needs of the client hospital, in general the contracts have an initial term of two to five years and are extended for successive one year periods unless terminated by either party. The contracts contain termination provisions that allow either party to terminate upon certain material events, including the failure to cure a breach or default under the contract, bankruptcy and the failure to maintain required licensure. While turnover of contracts is expected, we expect the number of contracts to remain relatively stable. Substantially all of the management contracts contain non-compete and confidentiality provisions. In addition, the management contracts typically prohibit the client hospital from soliciting our employees during the term of the contract and for a specified period thereafter.

      At September 30, 2003, we managed 45 behavioral health care units for third parties located in 15 states as shown below:

Number of
State	Contracts

Arkansas	2
Arizona	1
California	3
Indiana	3
Iowa	4
Louisiana	3
Minnesota	4
Mississippi	3
Missouri	4
Ohio	3
Oklahoma	4
Pennsylvania	2
Tennessee	7
Texas	1
Washington	1
Total Contracts	45

      In addition, we manage 11 inpatient behavioral health care facilities for government agencies located in Florida, Georgia and Puerto Rico. In general, our contracts to manage these facilities have an initial term of one to five years. Most of these contracts may be extended for up to three successive one-year periods at the discretion of the government agency. Payment under the contracts is contingent on the annual appropriation of funds by the respective state legislature. Most contracts allow us to terminate the agreement without cause upon 90 days notice and the government agency may terminate without cause upon 30 days notice or upon the occurrence of certain material events, including our failure to meet certain performance standards for a specified period of time, bankruptcy or default under the contract.

Seasonality of Services

      Our inpatient division typically experiences lower patient volumes and revenue during the third quarter and the latter half of December. The timing of this seasonality corresponds to periods that school is out of session due to the high proportion of children and adolescent patients served by our inpatient division. Management believes that, for a variety of reasons, children and adolescent patients are less likely to be admitted during the summer months and the year-end holidays.

Marketing

      Our national marketing department is focused on increasing the census at our RTCs from various state referral sources by developing relationships and identifying contracting opportunities in their respective territories. Our customer service is managed through our national call center. Both families and agencies seeking placement for children receive quick, confidential service through the call center which further promotes our facilities. Our local and regional marketing is led by clinical and business development representatives at each of our facilities. These individuals manage relationships among a variety of referral sources in their respective communities.

Competition

      The inpatient behavioral health care facility industry and the behavioral health care unit management industry are highly fragmented. The industry is subject to continual changes in the method in which services are provided and the types of companies providing such services. We compete with several national competitors and many regional and local competitors, some of which have greater resources than us. In addition, some of our competitors are owned by governmental agencies and supported by tax revenue, and others are owned by nonprofit corporations and may be supported to a large extent by endowments and charitable contributions. Such support is not available to our facilities.

      In addition, our owned, leased and managed inpatient behavioral health care facilities and managed behavioral health care units compete for patients with other providers of mental health care services, including other inpatient behavioral health care facilities, general acute care hospitals, independent psychiatrists and psychologists. We also compete with hospitals, nursing homes, clinics, physicians’ offices and contract nursing companies for the services of registered nurses.

Properties

      At September 30, 2003, we operated 22 owned or leased inpatient behavioral health care facilities with approximately 2,886 licensed beds in 12 states. The following table sets forth the name, location, number of licensed beds and the acquisition date for each of our owned and leased inpatient behavioral health care facilities.

Facility	Location	Beds	Own/Lease	Date Acquired(1)

Cypress Creek Hospital	Houston, TX	94	Own	9/01
West Oaks Hospital	Houston, TX	160	Own	9/01
Texas NeuroRehab Center	Austin, TX	127	Own	11/01
Holly Hill Hospital	Raleigh, NC	108	Own	12/01
Riveredge Hospital	Chicago, IL	210	Own	7/02
Whisper Ridge Behavioral Health System	Charlottesville, VA	58	Lease	4/03
Cedar Springs Behavioral Health System	Colorado Springs, CO	110	Own	4/03
Laurel Ridge Treatment Center	San Antonio, TX	196	Own	4/03
San Marcos Treatment Center	San Marcos, TX	265	Own	4/03
The Oaks Treatment Center	Austin, TX	118	Own	4/03
Shadow Mountain Behavioral Health System	Tulsa, OK	148	Own	4/03
Ramsay Youth Services of Dothan	Dothan, AL	103	Own	6/03
Hill Crest Behavioral Health	Birmingham, AL	189	Own	6/03
Gulf Coast Youth Academy	Fort Walton Beach, FL	168	Own	6/03
Manatee Palms Youth Services	Bradenton, FL	60	Own	6/03
Havenwyck Facility	Auburn Hills, MI	178	Lease	6/03
Heartland Behavioral Health	Nevada, MO	172	Own	6/03
Brynn Marr Behavioral Health	Jacksonville, NC	76	Own	6/03
Mission Vista Hospital	San Antonio, TX	73	Lease	6/03
Benchmark Behavioral Health	Woods Cross, UT	138	Own	6/03
Macon Behavioral Treatment System(2)	Macon, GA	50	Own	6/03
Manatee Adolescent Treatment Services	Bradenton, FL	85	Own	6/03

(1)	Acquisition dates of April 2003 indicate facilities acquired in connection with The Brown Schools acquisition. Acquisition dates of June 2003 indicate facilities acquired in connection with the acquisition of Ramsay.

(2)	On July 31, 2003, we purchased for approximately $3.6 million the real property and improvements associated with Macon Behavioral Health System, which we formerly leased from Ramsay Hospital Properties, Inc. (“RHP”), pursuant to a put right held by RHP that was triggered by our acquisition of Ramsay.

Reimbursement

      We, as a participant in the health care industry, are affected by the numerous laws and regulations that govern the operations of our facilities and programs at the federal, state and local levels. These laws and regulations include, but are not necessarily limited to, matters such as certificate of need, licensure, accreditation, government health care program participation requirements, reimbursement for patient services, quality of patient care and Medicare and Medicaid fraud and abuse compliance. Changes in these laws and regulations, such as reimbursement policies of Medicare and Medicaid programs, budget cuts or other legislative, regulatory or judicial actions could have an unforeseen material adverse effect on our financial position, results of operations and cash flows.

Medicare

      On a pro forma basis, our owned and leased facilities derived approximately 11% of their revenue from Medicare for the nine months ended September 30, 2003. As behavioral health care facilities, they are exempt from the inpatient services prospective payment system (“PPS”) applicable to general acute care hospitals. Medicare pays for inpatient behavioral health care services on the basis of actual cost subject to a per discharge ceiling, and subject to a deductible and coinsurance of 20% of the provider’s charges. Medicare makes interim payments to the provider based on an estimate of the provider’s cost, and then makes a final settlement based on an annual cost report filed by the provider. Capital related costs are not included, but are reimbursed separately at a rate of 85% of allowable costs.

      With respect to revenue derived from behavioral health care unit management services, we bill our fees to the provider as a purchased management, administrative and consultative support service. Substantially all of the patients admitted to these programs are eligible for Medicare coverage. As a result, the providers rely upon payment from Medicare for the services. Many of the patients are also eligible for Medicaid payments. To the extent that a hospital deems revenue for a program we manage to be inadequate, it may seek to terminate its contract with us or not renew the contract. Similarly, we may not necessarily solicit new unit management contracts if prospective customers do not believe that such programs will generate sufficient revenue.

      In the mid-1980s, changes in reimbursement rates and procedures included the creation of PPS, which uses predetermined reimbursement rates for diagnosis related groups (“DRGs”). Consistent with reimbursement trends for other segments of the health care services industry, the Centers for Medicare and Medicaid Services (“CMS”) proposed on November 19, 2003 a new Medicare PPS for inpatient behavioral health care facilities including both freestanding psychiatric hospitals and certified psychiatric units in general acute care hospitals. CMS is proposing a per diem PPS. The proposed base per diem amount will cover nearly all labor and non-labor costs of furnishing covered inpatient behavioral health care services — including routine, ancillary and capital costs. The proposed per diem will not, however, include the costs of bad debts and certain other costs that are paid separately. In addition, CMS is proposing that the base per diem be adjusted for specific facility characteristics that increase the cost of patient care. CMS is proposing that payment rates for individual facilities be adjusted to reflect geographic differences in wages. CMS is also proposing that rural providers would receive an increased payment adjustment, as would teaching facilities. CMS is proposing that the base rate be adjusted by factors that influence the cost of an individual patient’s care, such as each patient’s DRG, certain other medical and psychiatric comorbidities (i.e., other coexisting conditions that may complicate treatment), and age. In addition, research has shown that the costs of inpatient behavioral care tend to be greatest at admission and a few days thereafter, and decline as a patient stabilizes. Therefore, CMS is proposing to adjust the per diem rate for each day up to and including the eighth day to reflect the number of days the patient has been in the facility. CMS currently plans to begin implementing the new PPS for behavioral health care facilities on April 1, 2004, although CMS may delay implementation beyond such date. CMS has also proposed a three-year transition period that will be a blend of decreasing cost-based payments and increasing PPS payments, with full PPS rates becoming effective in the fourth year.

      Mental health services provided by acute care hospitals that qualify for a PPS exemption are deemed to be Distinct Part Units (“DPUs”) and are not included in the DRG system. Services provided by DPUs are reimbursed on an actual cost basis, subject to certain limitations. The mental health programs we manage that are eligible for reimbursement by the Medicare program currently meet the applicable requirements for designation as DPUs and are exempt from the DRG system.

      Partial hospitalization is an intensive outpatient program of behavioral health care services provided to patients in place of inpatient care. In an August 1, 2000 rule, a new Medicare per diem payment methodology was established for partial hospitalization programs. The per diem rate is adjusted up or down for differences in wages from area to area. Medicare pays this per diem amount regardless of whether it is more or less than a hospital’s actual costs, although there is a three-year transition period during which hospitals whose aggregate costs for Medicare outpatients exceed the Medicare rates will receive some additional Medicare payments, but not up to the level of full costs. The Medicare rates for outpatient services should be updated annually, but in the past when Medicare has adjusted other rates similar to its new rates for hospital outpatient services, the updates have often been increases in amounts that were less than the increase in the “hospital market basket,” i.e., the increase in costs of items and services purchased by hospitals. In some instances, Medicare has reduced rates in the updating process.

      Although Medicare uses a cost-based reimbursement formula for behavioral health care hospital inpatient services, and has established a per diem rate for partial hospitalization services, Medicare will not pay these full amounts to a hospital. It will deduct from that rate an amount for patient “coinsurance,” or the amount that the patient is expected to pay. Many patients are unable to pay the coinsurance amount. Even if these patients are also covered by Medicaid, some states’ Medicaid programs will not pay the Medicare coinsurance amount. As a result, the Medicare coinsurance amount will go uncollected by the provider except to the extent that the provider is partially reimbursed that amount as a Medicare “bad debt” as described in the following paragraph.

      To the extent that neither a Medicare patient nor any secondary payor for that patient pays the Medicare coinsurance amount after a reasonable collection effort or the patient’s indigence is documented, the provider is entitled to be paid 70% of this “bad debt” by Medicare. However, there are instances when Medicare denies reimbursement for all or part of claimed bad debts for coinsurance on Medicare patients on grounds that the provider did not engage in a reasonable collection effort or that the provider failed to maintain adequate documentation of its collection effort or of the patient’s indigence.

      The services we provide through behavioral health care unit management contracts have historically been covered by Medicare, as if provided by the host provider on the basis that the site where the services were furnished was a “provider-based” site. Historically, there were no specific Medicare rules governing what constituted provider-based status. In April 2000, CMS adopted new rules requiring a CMS determination that a facility has provider based status before a provider can bill Medicare for the services rendered at the facility. The new rules have been construed by CMS to apply to inpatient mental health units, and therefore they impact our behavioral health care unit management operations.

      As a result of the Benefits Improvement and Protection Act of 2000, facilities treated as provider-based as of October 1, 2000 were treated as provider-based until October 1, 2002, the effective date of the April 2000 final regulation. In addition, the April 2000 final regulation specifies instances when there may be retrospective recoveries of amounts previously paid if Medicare determines that a site was not “provider-based.” The regulation also places significant restrictions on which personnel can be management employees if the provider based facility is operated under a management contract.

      On August 1, 2002, CMS published changes to the provider-based rules. One of the most significant changes is that facilities treated as provider-based as of October 1, 2000 have until the first day of the provider’s next cost report period that is on or after July 1, 2003 to comply with the new provider-based rules. For all other entities, the changes to the provider-based rules became effective on October 1, 2002. In the final rule, CMS now distinguishes between on and off-campus provider-based entities by establishing separate requirements that are dependent on the location of the provider-based entity. The final rule provides relief from the management contract restrictions for on-campus entities. Under the current regulation, an off-campus entity that is operated pursuant to a management contract is not in compliance with the provider-based criteria if any of its non-management employees are employed by the manager, or if its administrative functions are not integrated with those of the main provider. The final rule eliminated all management contract restrictions for on-campus entities. The final rule provided significantly less relief for provider-based entities located off the campus of the main provider. The final rule also specifies that in addition to possible recoupment of amounts previously paid for providers who bill inappropriately for services of a provider-based entity, future payments may be adjusted to approximate the amounts that would be paid for the same services furnished by an owned, leased or managed facility.

      We believe the sites we presently manage are provider-based within the meaning of the final regulation, and we expect that our provider customers will obtain, or have obtained, determinations of such provider-based status from Medicare. However, it is possible that such sites will not obtain approval as provider-based sites or will lose such approval in the future. In such instances, there may be a loss of Medicare coverage for services furnished at that site and there may be a retrospective recovery by Medicare. It is also possible that the provider-based rules could result in termination or non-renewal of management contracts if a provider does not obtain a determination of provider-based status of an inpatient unit operated under a management contract.

Medicaid

      On a pro forma basis, our owned and leased facilities derived approximately 33% of their revenue from Medicaid for the nine months ended September 30, 2003. We cannot predict the extent or scope of changes that may occur in the ways in which state Medicaid programs contract for and deliver services to Medicaid recipients. All Medicaid funding is generally conditioned upon financial appropriations to state Medicaid agencies by the state legislatures and there are political pressures on such legislatures in terms of controlling and reducing such appropriations. Consequently, any significant reduction in funding for Medicaid programs could have a material adverse effect on our business, financial condition and results of operations.

      Some states may adopt substantial health care reform measures that could modify the manner in which all health services are delivered and reimbursed, especially with respect to Medicaid recipients and other individuals funded by public resources. Many states have enacted or are considering enacting measures designed to reduce their Medicaid expenditures and change private health care insurance. The majority of our Medicaid payments relate to the care of children and adolescents. Management believes that children and adolescents are a patient class that is less susceptible to reductions in reimbursement rates. Most states have applied for and been granted federal waivers from current Medicaid regulations to allow them to serve some or all of their Medicaid participants through managed care providers. The reduction in other public resources could have an impact on the delivery of services to Medicaid recipients. Any significant changes in Medicaid funding, the structure of a particular state’s Medicaid program, the contracting process or reimbursement levels could have a material adverse impact on us.

Managed Care and Commercial Insurance Carriers

      Our facilities are reimbursed for certain behavioral health care services by health maintenance organizations and commercial insurance companies on either a fee-for-service basis or under contractual arrangements which may include reimbursement on a per-diem or a per-diagnosis basis.

      These carriers reimburse the facilities or us directly for charges at rates and limits specified in their contracts or policies. Patients generally remain responsible for any amounts not covered under their insurance policies.

      The Mental Health Parity Act of 1996 is a federal law that prevents certain group health plans from placing annual or lifetime dollar limits on mental health benefits that are lower than annual or lifetime dollar limits for medical and surgical benefits offered under that plan. This law is scheduled to “sunset” on December 31, 2003, but bills have been introduced in Congress which could extend these provisions and potentially apply this concept on a more far-reaching scale. Approximately 33 states have also enacted some form of mental health parity laws. Some of these laws apply only to select groups such as those with severe mental illness or specific diagnosis.

Annual Cost Reports

      All facilities participating in the Medicare program, whether paid on a reasonable cost basis or under PPS, are required to meet certain financial reporting requirements. Federal regulations require submission of annual cost reports covering medical costs and expenses associated with the services provided by each hospital to Medicare beneficiaries. Annual cost reports required under the Medicare and Medicaid programs are subject to routine audits, which may result in adjustments to the amounts ultimately determined to be due to us under these reimbursement programs. These audits often require several years to reach the final determination of amounts earned under the programs. Nonetheless, once the Medicare fiscal intermediaries have issued a final Notice of Program Reimbursement (“NPR”) after audit, any disallowances of claimed costs are due and payable within 30 days of receipt of the NPR. Providers have rights to appeal, and it is common to contest issues raised in audits of prior years’ cost reports.

Regulation and Other Factors

Licensure, Certification and Accreditation

      Health care facilities are subject to federal, state and local regulations relating to the adequacy of medical care, equipment, personnel, operating policies and procedures, fire prevention, rate-setting and compliance with building codes and environmental protection laws. Facilities are subject to periodic inspection by governmental and other authorities to assure continued compliance with the various standards necessary for licensing and accreditation. All of the facilities owned and operated by us are properly licensed under applicable state laws. All of the facilities owned and operated by us are certified under Medicare and Medicaid programs and all are accredited by the JCAHO, the effect of which is to permit the facilities to participate in the Medicare and Medicaid programs. Should any facility lose its accreditation by JCAHO, or otherwise lose its certification under the Medicare and/or Medicaid program, the facility would be unable to receive reimbursement from the Medicare and Medicaid programs. If a provider contracting with us were excluded from any federal health care programs, no services furnished by that provider would be covered by any federal health care program. If we were excluded from federal health care programs, our owned and leased facilities would not be eligible for reimbursement by any federal health care program. In addition, providers would as a practical matter cease contracting for our behavioral health care unit management services because they could not be reimbursed for any management fee amounts they paid to us. Management believes that the facilities we own and operate are in substantial compliance with current applicable federal, state, local and independent review body regulations and standards. The requirements for licensure, certification and accreditation are subject to change and, in order to remain qualified, it may be necessary for us to effect changes in our facilities, equipment, personnel and services. Additionally, certain of the personnel working at facilities owned and operated by us are subject to state laws and regulations governing their particular area of professional practice. We assist our client hospitals in obtaining required approvals for new programs. Some approval processes may lengthen the time required for programs to begin operations.

Certificates of Need (“CON”)

      The construction or expansion of health care facilities, the acquisition of existing facilities, the transfer or change of ownership and the addition of new beds or services may be subject to review by and prior approval of state regulatory agencies under a CON program. Such laws generally require the reviewing state agency to determine the public need for additional or expanded health care facilities and services. Failure to obtain necessary state approval can result in the inability to expand facilities, add services, complete an acquisition or change ownership. Further, violation of such laws may result in the imposition of civil sanctions or revocation of a facility’s license.

The Anti-kickback Statute

      If a hospital fails to substantially comply with the numerous conditions of participation in the Medicare and Medicaid programs or performs certain prohibited acts, such hospital’s participation in the federal health care programs may be terminated, or civil or criminal penalties may be imposed under certain provisions of the Social Security Act or both. For example, the Social Security Act prohibits providers and others from soliciting, receiving, offering or paying, directly or indirectly, any remuneration intended to induce referrals or patients to receive goods or services covered by a federal health care program (the “Anti-kickback Statute”). In addition to felony criminal penalties (fines and imprisonment), the Social Security Act establishes civil monetary penalties and the sanction of excluding violators from participation in the federal health care programs.

      The Anti-kickback Statute has been interpreted broadly by federal regulators and certain courts to prohibit the intentional payment of anything of value if even one purpose of the payment is to influence the referral of Medicare or Medicaid business. Therefore, many commonplace commercial arrangements between hospitals and physicians could be considered by the government to violate the Anti-kickback Statute.

      As authorized by Congress, the OIG has published final safe harbor regulations that outline categories of activities that are deemed protected from prosecution under the Anti-kickback Statute. Currently, there are safe harbors for various activities, including, but not limited to: investment interests, space rental, equipment rental, practitioner recruitment, personal services and management contracts, sale of practice, discounts, employees, investments in group practices, and ambulatory surgery centers. The fact that conduct or a business arrangement does not fall within a safe harbor does not automatically render the conduct or business arrangement unlawful under the Anti-kickback Statute. The conduct and business arrangements, however, do risk increased scrutiny by government enforcement authorities.

      We have a variety of financial relationships with physicians who refer patients to our owned and leased facilities, as well as at mental health programs and facilities we manage. We have contracts with physicians to serve as medical directors at our owned and leased facilities, as well as at mental health programs and facilities we manage. Some of the arrangements with physicians do not meet requirements for safe harbor protection. Failure to meet a safe harbor does not mean that the arrangement automatically violates the Anti-kickback Statute, but may subject the arrangement to greater scrutiny. Further, we cannot guarantee that practices that are outside of a safe harbor will not be found to violate the Anti-kickback Statute. Such a determination could expose us to the risk of criminal penalties, civil monetary penalties and exclusion from participation in Medicare, Medicaid of other federal health care programs.

      The OIG issues advisory opinions to outside parties regarding the interpretation and applicability of the Anti-kickback Statute and other OIG health care fraud and abuse sanctions. An OIG advisory opinion only applies to the people or entities which requested it. However, advisory opinions are published and made available to the public (see http://oig.hhs.gov/fraud/advisoryopinions.html), and they provide guidance on those practices the OIG believes may (or may not) violate federal law.

      On April 3, 2003, the OIG issued Advisory opinion No. 03-8 regarding an arrangement whereby a company would develop and manage distinct part inpatient rehabilitation units located within general acute care hospitals in exchange for a management fee calculated on a per patient per day basis. The OIG found that the proposed arrangement could potentially generate prohibited remuneration under the Anti-kickback Statute and that the OIG could potentially impose administrative sanctions on the management company. The OIG noted that any definitive conclusion regarding the existence of an anti-kickback violation would require a determination of the parties’ intent, which is beyond the scope of the advisory opinion process.

      The OIG’s analysis noted that the proposed arrangement did not qualify for the safe harbor for personal services and management contracts because the aggregate compensation paid by the hospital to the management company was not set in advance. The OIG noted that “per patient,” “per click,” “per order,” and similar payment arrangements with parties in a position, either directly or indirectly, to refer or recommend an item or service payable by a federal health care program are disfavored under the Anti-

kickback Statute. The principal concern is that such arrangements promote overutilization and unnecessarily lengthy stays. Other items of concern to the OIG included that the unit was under the medical direction of a physician in a position to generate referrals to the unit, the management company performed community outreach including marketing, and the fee arrangement could be deemed a success fee. While the proposed arrangement had certain features that would appear to reduce the risk, the OIG could not conclude that the residual risk was sufficiently low to grant protection prospectively.

      We provide services to acute care facilities through behavioral health care management contracts and are compensated, in part, on a per discharge basis. We have not requested an advisory opinion from the OIG with respect to our management contracts. We believe that we are in compliance with the Anti-kickback Statute, despite the fact that our management contracts do not qualify for the safe harbor for personal services and management contracts because the aggregate compensation paid by our client hospitals is not set in advance. There can be no assurances that our contracts will not be reviewed and challenged by the OIG or other regulatory authorities empowered to do so.

Stark Law

      The Social Security Act also includes a provision commonly known as the “Stark Law.” This law prohibits physicians from referring Medicare and Medicaid patients to entities with which they or any of their immediate family members have a financial relationship if these entities provide certain designated health services that are reimbursable by Medicare, including inpatient and outpatient hospital services. Sanctions for violating the Stark Law include denial of payment, refunding amounts received for prohibited services, civil monetary penalties of up to $15,000 per prohibited service provided, and exclusion from the Medicare and Medicaid programs. The statute also provides for a penalty of up to $100,000 for a circumvention scheme. There are exceptions to the self-referral prohibition for many customary financial arrangements between physicians and providers, including employment contracts, leases and recruitment agreements.

      On January 4, 2001, CMS issued final regulations, subject to comment, intended to clarify parts of the Stark Law and some of the exceptions to it. These regulations are considered the first phase of a two-phase process, with the remaining regulations to be published at an unknown future date. The phase one regulations generally became effective January 4, 2002. However, CMS has delayed until January 7, 2004 the effective date of a portion of the phase one regulations related to whether percentage-based compensation is deemed to be “set in advance” for purposes of exceptions to the Stark Law. We cannot predict the final form these regulations will take or the effect that the final regulations will have on our operations.

Similar State Laws

      Many states in which we operate also have laws that prohibit payments to physicians for patient referrals similar to the Anti-kickback Statute and self-referral legislation similar to the Stark Law. The scope of these state laws is broad since they can often apply regardless of the source of payment for care, and little precedent exists for their interpretation or enforcement. These statutes typically provide for criminal and civil penalties as well as loss of facility licensure.

HIPAA and BBA-97

      HIPAA broadened the scope of certain fraud and abuse laws by adding several criminal provisions for health care fraud offenses that apply to all health benefit programs. HIPAA also created new enforcement mechanisms to combat fraud and abuse, including the Medicare Integrity Program and an incentive program under which individuals can receive up to $1,000 for providing information on Medicare fraud and abuse that leads to the recovery of at least $100 of Medicare funds. In addition, federal enforcement officials now have the ability to exclude from Medicare and Medicaid any investors, officers and managing employees associated with business entities that have committed health care fraud, even if the officer or managing employee had no knowledge of the fraud. HIPAA was followed by BBA-97, which created additional fraud and abuse provisions, including civil penalties for contracting with an individual or entity that the provider knows or should know is excluded from a federal health care program.

Other Fraud and Abuse Provisions

      The Social Security Act also imposes criminal and civil penalties for making false claims and statements to Medicare and Medicaid. False claims include, but are not limited to, billing for services not rendered or for misrepresenting actual services rendered in order to obtain higher reimbursement, billing for unnecessary goods and services, and cost report fraud. Criminal and civil penalties may be imposed for a number of other prohibited activities, including failure to return known overpayments, certain gainsharing arrangements, and offering remuneration to influence a Medicare or Medicaid beneficiary’s selection of a health care provider. Like the Anti-kickback Statute, these provisions are very broad. Careful and accurate coding of claims for reimbursement, including preparing cost reports, must be performed to avoid liability.

The Federal False Claims Act and Similar State Laws

      A factor affecting the health care industry today is the use of the Federal False Claims Act and, in particular, actions brought by individuals on the government’s behalf under the False Claims Act’s “qui tam,” or whistleblower, provisions. Whistleblower provisions allow private individuals to bring actions on behalf of the government alleging that the defendant has defrauded the federal government.

      When a defendant is determined by a court of law to be liable under the False Claims Act, the defendant may be required to pay three times the actual damages sustained by the government, plus mandatory civil penalties of between $5,500 and $11,000 for each separate false claim. There are many potential bases for liability under the False Claims Act. Liability often arises when an entity knowingly submits a false claim for reimbursement to the federal government. The False Claims Act defines the term “knowingly” broadly. Thus, although simple negligence will not give rise to liability under the False Claims Act, submitting a claim with reckless disregard to its truth or falsity constitutes “knowing” submission under the False Claims Act and, therefore, will qualify for liability.

      In some cases, whistleblowers and the federal government have taken the position that providers who allegedly have violated other statutes, such as the Anti-kickback Statute and the Stark Law, have thereby submitted false claims under the False Claims Act. A number of states have adopted their own whistleblower provisions whereby a private party may file a civil lawsuit on behalf of the state in state court. From time to time, companies in the health care industry, including our company, may be subject to actions under the False Claims Act.

Administrative Simplification and Privacy Requirements

      Most of our activities require us to receive or use confidential medical information about individual patients. Federal and some state legislation restrict the use and disclosure of confidential medical information and the fact of treatment. There are specific requirements permitting disclosure, but inadequate or incorrect disclosure, even if inadvertent or negligent, can trigger substantial criminal and other penalties.

      The Administrative Simplification Provisions of HIPAA require the use of uniform electronic data transmission standards for health care claims and payment transactions submitted or received electronically. These provisions are intended to encourage electronic commerce in the health care industry. On August 17, 2000, HHS published final regulations establishing electronic data transmission standards that all health care providers must use when submitting or receiving certain health care transactions electronically. Compliance with these regulations was required by October 16, 2002. However, the Administrative Simplification Compliance Act extended the compliance date until October 16, 2003 for entities that file a plan with HHS that demonstrates how they intend to comply with the regulations by the extended deadline. We are in compliance with these regulations.

      The Administrative Simplification Provisions also require HHS to adopt standards to protect the security and privacy of health-related information. HHS proposed regulations containing security standards on August 12, 1998. On February 20, 2003, the final security rule was announced along with modifications to the HIPAA electronic data transactions and code set standards. The security rule requires health care providers to implement organizational, physical and technical practices to protect the security of electronically maintained or transmitted health-related information. We will be required to comply with this rule as of April 21, 2005. In addition, HHS released final regulations containing privacy standards in December 2000. These privacy regulations became effective in April 2001, but compliance with these regulations was not required until April 14, 2003. We have met the April 14, 2003 privacy standard compliance deadline, but compliance will be an ongoing process. The privacy regulations extensively regulate the use and disclosure of individually identifiable health-related information, whether communicated electronically, on paper or orally. The regulations also provide patients with significant new rights related to understanding and controlling how their health information is used or disclosed. Compliance with the security regulations and ongoing compliance with the privacy regulations could impose significant costs on our facilities. The costs of conforming our systems to provide the privacy, security and transaction standard conformance required by HIPAA may require substantial cost investment in software, computers, policies and procedures, employee training and other goods and services. We cannot predict the full extent of our costs for implementing all of the requirements at this stage.

      Violations of the Administrative Simplification Provisions could result in civil penalties of up to $25,000 per type of violation in each calendar year and criminal penalties of up to $250,000 per violation. In addition, there are numerous legislative and regulatory initiatives at the federal and state levels addressing patient privacy concerns. Facilities will continue to remain subject to any federal or state privacy-related laws that are more restrictive than the privacy regulations issued under the Administrative Simplification Provisions. These statutes vary and could impose additional penalties.

Corporate Practice of Medicine/Fee Splitting

      Some states have laws that prohibit corporations and other entities from employing physicians and practicing medicine for a profit or that prohibit certain direct and indirect payments or fee-splitting arrangements between health care providers that are designed to induce or encourage the referral of patients to, or the recommendation of, particular providers for medical products and services. Possible sanctions for violation of these restrictions include loss of license and civil and criminal penalties. In addition, agreements between a corporation and a physician may be considered void and unenforceable. These statutes vary from state to state, are often vague and have seldom been interpreted by the courts or regulatory agencies. Although we structure our arrangements with health care providers to comply with the relevant state law, there can be no assurance that government officials charged with responsibility for enforcing these laws will not assert that we, or certain transactions in which we are involved, are in violation of such laws, or that such laws ultimately will be interpreted by the courts in a manner consistent with our interpretation.

Health Care Industry Investigations

      Significant media and public attention has focused in recent years on the hospital industry. Because the law in this area is complex and constantly evolving, ongoing or future governmental investigations or litigation may result in interpretations that are inconsistent with industry practices, including our practices. It is possible that governmental entities could initiate investigations or litigation in the future at facilities owned or managed by us and that such matters could result in significant penalties as well as adverse publicity. It is also possible that our executives and other management personnel could be included in governmental investigations or litigation or named as defendants in private litigation.

Health Care Reform

      Health care, as one of the largest industries in the United States, continues to attract much legislative interest and public attention. In recent years, various legislative proposals have been introduced or proposed in Congress and in some state legislatures that would effect major changes in the health care system, either nationally or at the state level. Proposals that have been considered include cost controls on hospitals, insurance market reforms to increase the availability of group health insurance to small businesses, patients’ bill of rights and requirements that all businesses offer health insurance coverage to their employees. The cost of certain proposals would be funded in significant part by reductions in payments by government programs, including Medicare and Medicaid, to health care providers such as hospitals. There can be no assurance that future health care legislation or other changes in the administration or interpretation of governmental health care programs will not have a material adverse effect on our business, financial condition or results of operations.

Insurance

      As is typical in the health care industry, we are subject to claims and legal actions by patients in the ordinary course of business. To cover these claims, we maintain professional malpractice liability insurance and general liability insurance in amounts we believe to be sufficient for our operations, although it is possible that some claims may exceed the scope of the coverage in effect. At various times in the past, the cost of malpractice insurance and other liability insurance has risen significantly. Therefore, there can be no assurance that such insurance will continue to be available at reasonable prices which would allow us to maintain adequate levels of coverage.

Conversion Legislation

      Many states have enacted or are considering enacting laws affecting the conversion or sale of not-for-profit hospitals. These laws, in general, include provisions relating to attorney general approval, advance notification and community involvement. In addition, state attorneys general in states without specific conversion legislation may exercise authority over these transactions based upon existing law. In many states there has been an increased interest in the oversight of not-for-profit conversions. The adoption of conversion legislation and the increased review of not-for-profit hospital conversions may limit our ability to grow through acquisitions of not-for-profit hospitals.

Compliance Program

      We are committed to ethical business practices and to operating in accordance with all applicable laws and regulations. Our Corporate Compliance Program was established to ensure that all employees have a solid framework for business, legal, ethical, and employment practices. Our Compliance Program establishes mechanisms to aid in the identification and correction of any actual or perceived violations of any of our policies or procedures or any other applicable rules and regulations. Employee training is a key component of the Corporate Compliance Program. All employees receive training during orientation and annually thereafter. With the advent of the HIPAA regulations, our goal is to have all employees trained with respect to applicable HIPAA compliance issues prior to regulatory deadlines. Subsequent to the initial HIPAA training of all employees, this component will be merged into the annual compliance training. In addition, we require our executive management to sign and adopt a strict Code of Ethics.

Insurance

      We have obtained professional and general liability insurance for claims in excess of $100,000, up to a maximum of $1.0 million per occurrence and $3.0 million aggregate, with an additional $5.0 million in excess coverage. In December 2002, our deductible on individual malpractice claims was raised to $3.0 million and the insured limit to $10.0 million to mitigate the increases in the cost of professional and general liability insurance and to increase coverage for additional exposures due to acquisitions. The reserve for professional and general liability risks is based on historical claims, demographic factors, industry trends, severity factors, and other actuarial assumptions calculated by an independent third party. This estimate is discounted to its present value using a 5% discount rate. This estimated accrual for professional and general liabilities could be significantly affected should current and future occurrences differ from historical claim trends and expectations. We have established a captive insurance company to manage this additional self-insured retention. While claims are monitored closely when estimating professional and general liability accruals, the complexity of the claims and wide range of potential outcomes often hampers timely adjustments to the assumptions used in these estimates. We believe that our insurance coverage conforms to industry standards. There are no assurances, however, that our insurance will cover all claims (e.g., claims for punitive damages), or that claims in excess of our insurance coverage will not arise. A successful lawsuit against us that is not covered by, or is in excess of, our insurance coverage may have a material adverse effect on our business, financial condition and results of operations.

Legal Proceedings

      We are subject to various claims and legal actions which arise in the ordinary course of business. In our opinion, we are not currently a party to any proceeding that would have a material adverse effect on our financial condition or results of operations.

Employees

      As of September 30, 2003, we employed approximately 6,560 employees, of whom approximately 4,783 are full-time employees. Approximately 4,718 employees staff our owned and leased inpatient behavioral health care facilities, approximately 1,781 employees staff our management contracts and approximately 61 are in corporate management including finance, accounting, development, utilization review, training and education, information systems, member services, and human resources. None of our employees is subject to a collective bargaining agreement and we believe that our employee relations are good.

MANAGEMENT

Directors and Officers

      The following table sets forth information with respect to our executive officers and directors as of December 1, 2003:

Name	Age	Position

Joey A. Jacobs	50	Chairman of the Board, President and Chief Executive Officer
Steven T. Davidson	46	Chief Development Officer and Secretary
Jack R. Salberg	55	Chief Operating Officer
Jack E. Polson	37	Chief Accounting Officer
Brent Turner	37	Vice President, Treasurer and Investor Relations
Mark P. Clein	44	Director
Joseph P. Donlan	57	Director
Richard D. Gore	51	Director
Christopher Grant, Jr.	49	Director
Ann H. Lamont	47	Director
Edward K. Wissing	66	Director

      Joey A. Jacobs is our Chairman, President and Chief Executive Officer and one of our directors. He has served as our President and Chief Executive Officer since our co-founding in April 1997. Prior to founding us, Mr. Jacobs served for 21 years in various capacities with Hospital Corporation of America (“HCA,” also formerly known as Columbia and Columbia/HCA), most recently as President of the Tennessee Division. Mr. Jacobs’ background at HCA also includes serving as President of HCA’s Central Group, Vice President of the Western Group, Assistant Vice President of the Central Group and Assistant Vice President of the Salt Lake City Division.

      Steven T. Davidson has served as our Chief Development Officer since joining us in August 1997. Prior to joining us, Mr. Davidson served as the Director of Development at HCA from 1991 until 1997. Mr. Davidson also served as a Senior Audit Supervisor and Hospital Controller during his term at HCA, which began in 1983, where he supervised audits of hospitals and other corporate functions. Prior to joining HCA, Mr. Davidson was employed by Ernst & Young LLP as a Senior Auditor. Mr. Davidson is a Certified Public Accountant and a member of the American Institute of Certified Public Accountants. Mr. Davidson has over 20 years of experience in the health care industry.

      Jack R. Salberg has been our Chief Operating Officer since May 2000. Prior to joining us, Mr. Salberg served as President and Chief Executive Officer of Sunrise Health Care from 1996 to 2000. Prior to that, Mr. Salberg served for 10 years in various capacities with American Healthcorp, most recently as Senior Vice President with specific responsibilities for multi-facility contract management. Mr. Salberg also spent three years as head of Health Group, Inc.’s behavioral health care division. In addition, Mr. Salberg was employed for four years with Humana Corporation as a hospital executive director and seven years with Arden Hill Hospital, an independent hospital, as its associate executive director. Mr. Salberg has more than 29 years of operational experience in the for-profit and non-profit health care sectors.

      Jack E. Polson has served as our Chief Accounting Officer since August 2002. Prior to being appointed Chief Accounting Officer, Mr. Polson had served as our Controller since June 1997. From June 1995 until joining us, Mr. Polson served as Controller for Columbia HealthCare Network, a risk-bearing physician health organization. From May 1992 until June 1995, Mr. Polson served as an internal audit supervisor for HCA.

      Brent Turner joined us in February 2003 as our Vice President, Treasurer and Investor Relations. Prior to joining us, Mr. Turner had served as Executive Vice President and Chief Financial Officer of Educational Services of America, a privately-held owner and operator of schools for children with learning disabilities, since April 2002. From November 2001 until March 2002, Mr. Turner served as Senior Vice President of Business Development for The Brown Schools, a provider of educational and therapeutic services for at-risk youth. From 1996 until January 2001, Mr. Turner was affiliated with Corrections Corporation of America, an owner and operator of private prisons, serving as Treasurer from 1998 to 2001.

      Mark P. Clein has been a member of our board of directors since August 2002. Mr. Clein has been the President and Chief Financial Officer at United Biosource Corporation, a pharmaceutical services company, since September 2003. Also, Mr. Clein has been a Partner at LCI Capital, a consulting and investment firm, since January 2003. Prior to that, he was the Executive Vice President and Chief Financial Officer of US Bioservices Corporation, a specialty pharmacy company, from May 2002 to January 2003. In addition, Mr. Clein was the Chief Executive Officer of PMR from May 1999 to May 2002 and the Executive Vice President and Chief Financial Officer of PMR from May 1996 to May 1999.

      Joseph P. Donlan has been a member of our board of directors since June 2002. Mr. Donlan is the Managing Director of Brown Brothers Harriman & Co., a private banking firm, and co-manager of its The 1818 Mezzanine Fund, L.P. and The 1818 Mezzanine Fund II, L.P., private equity funds. Currently, he is a member of the board of directors of American Tire Distributors, Inc. and several private companies.

      Richard D. Gore has been a member of our board of directors since May 2003. Mr. Gore is the Co-Chief Executive Officer and President of Attentus Healthcare, a non-urban hospital management company that he co-founded in 2002. Mr. Gore also co-founded Province Healthcare Company, a health care services company, in 1996. He served as Executive Vice President of Province Healthcare Company from April 1996 through December 1999 and Chief Financial Officer of Province Healthcare Company from April 1996 until August 2001. In addition, he was the Vice Chairman of the Board of Province Healthcare Company from December 1999 until August 2001.

      Christopher Grant, Jr. has been a member of our board of directors since our formation in 1997. Mr. Grant is the President of Salix Management Corporation, the manager of venture capital partnerships Salix Ventures, L.P., Salix Ventures II, L.P. and Salix Affiliates II, L.P. Mr. Grant co-founded Salix Ventures in 1997. Prior to founding Salix Ventures, he had managed CGJR Health Care Services Group, a Nashville-based health care venture fund, since May 1995.

      Ann H. Lamont has been a member of our board of directors since March 2003. Ms. Lamont has been with Oak Investment Partners since 1982 and became a General Partner in 1986. Prior to joining Oak Investment Partners, Ms. Lamont was a research associate with Hambrecht & Quist.

      Edward K. Wissing has been a member of our board of directors since 1997. Mr. Wissing has been the Chairman of the Board of Pediatric Services of America, Inc., a home health care company, since December 2002 and a director since 2001. Prior to that, he was the President, Chief Executive Officer and a director of American HomePatient, Inc., a national provider of home health care products and services, from May 1984 until May 1998. Currently, he is a member of the board of directors of CareCentric, Inc.

Board of Directors

      Our board of directors is divided into three classes serving staggered three-year terms. Each year, the directors of one class will stand for election as their terms of office expire. Mr. Grant and Ms. Lamont serve as our Class I directors with their term of office expiring in 2006; Messrs. Clein, Donlan and Gore serve as our Class II directors with their terms of office expiring in 2004; and Messrs. Jacobs and Wissing serve as our Class III directors with their terms of office expiring in 2005.

Employment Contracts and Change-In-Control Arrangements

      We have entered into employment agreements with Joey A. Jacobs, our Chairman, President and Chief Executive Officer, and Jack R. Salberg, our Chief Operating Officer and President of our subsidiary

Sunstone Behavioral Health, Inc. The employment agreements have effective dates of August 6, 2002 and October 1, 2002, respectively. Each of the employment agreements has an initial term that extends through December 31, 2003, and is thereafter subject to automatic annual renewals absent prior notice from either party of the intent to terminate the agreement. Under his agreement, Mr. Jacobs receives an annual base salary of $325,000. Mr. Salberg’s annual base salary is $275,000. Mr. Jacobs’ and Mr. Salberg’s base salaries are subject to adjustment according to the policies and practices adopted by us from time to time. Each of Mr. Jacobs and Mr. Salberg is also eligible to receive an annual cash incentive compensation award tied to objective criteria as established by our Board of Directors.

      If we terminate Mr. Jacobs’ employment “without cause,” determine not to extend the term of Mr. Jacobs’ employment agreement or if Mr. Jacobs resigns as a result of a “constructive discharge” (as those terms are defined in the employment agreement), (i) all options held by Mr. Jacobs and scheduled to vest during the succeeding 24 month period will immediately vest and will remain exercisable for 12 months from the date of termination; (ii) certain restricted stock held by Mr. Jacobs will immediately vest; (iii) Mr. Jacobs will receive a lump sum severance payment equal to two times his base salary and bonus earned during the 12 months prior to termination plus any earned but unpaid base salary and bonus on a pro rata basis for the year of termination; and (iv) all benefits and perquisites will continue for 18 months. In the event we terminate Mr. Jacobs’ employment for cause or if Mr. Jacobs resigns other than pursuant to a “constructive discharge” or “change in control” (as those terms are defined in the employment agreement), Mr. Jacobs will only receive his earned but unpaid base salary and vacation through the date of termination.

      If we terminate Mr. Salberg’s employment “without cause” or if Mr. Salberg resigns as a result of a “constructive discharge” (as those terms are defined in the employment agreement), (i) all options held Mr. Salberg and scheduled to vest during the succeeding 18 month period will immediately vest and will remain exercisable for 12 months from the date of termination; (ii) Mr. Salberg will receive a severance payment equal to 1.5 times his base salary and bonus earned during the 12 months prior to termination, paid out over a period of 18 months, plus any earned but unpaid base salary and bonus on a pro rata basis for the year of termination; and (iii) all benefits and perquisites will continue for 18 months. In the event we terminate Mr. Salberg’s employment for cause or if Mr. Salberg resigns other than pursuant to a “constructive discharge” or “change in control” (as those terms are defined in the employment agreement), Mr. Salberg will only receive his earned but unpaid base salary and vacation through the date of termination.

      If Mr. Jacobs is terminated within 18 months after we undergo a “change in control,” and the termination results from the change in control, Mr. Jacobs is entitled to receive a cash amount equal to two times his base salary and bonus earned during the 12 months prior to termination, paid out over a period of 24 months, and the continuation of all benefits and perquisites for 18 months. Mr. Salberg’s agreement contains an identical provision except that he is entitled to receive a cash amount equal to 1.5 times his base salary and bonus earned during the 12 months prior to termination, paid out over a period of 18 months.

      Mr. Jacobs has agreed that during the period of his employment and for a 12 month period thereafter, he will not, among other things, compete with us or solicit our clients or employees. Mr. Salberg’s agreement contains identical covenants that are applicable during the period of Mr. Salberg’s employment and for an 18 month period thereafter.

      PMR and each of Mark P. Clein, former Chief Executive Officer of PMR and one of our directors, and Fred D. Furman, former President and General Counsel of PMR, entered into agreements dated August 25, 1999, providing for, among other things, the employment of such officer until August 30, 2000. On August 30, 2000 and 2001, the terms of the agreements were automatically extended for additional one year terms. In connection with the PMR Merger, Mr. Furman entered into an amendment to his employment agreement with PMR, effective as of May 1, 2002. Pursuant to the amendment, if Mr. Furman’s employment with PMR was terminated by PMR or Mr. Furman in contemplation of, upon or within 180 days following the PMR Merger, then Mr. Furman was entitled to a lump-sum cash severance payment by PMR on the date of such termination equal to three times Mr. Furman’s annual base salary plus three times his average annual bonus.

      In connection with the PMR Merger, Mr. Clein entered into a consulting agreement with PMR pursuant to which Mr. Clein terminated his employment with PMR, effective May 10, 2002, and waived any and all rights to cash severance payments pursuant to his employment agreement. Pursuant to the consulting agreement, Mr. Clein also provided management and strategic consulting to PMR until the closing of the PMR Merger for two lump-sum cash payments of $120,000 each, one of which was paid upon the execution of the consulting agreement and the other of which was paid upon the closing of the PMR Merger. The consulting agreement with Mr. Clein further provided for the extension of the exercise period of all PMR stock options held by Mr. Clein to a date that was 90 days following the earlier of the closing of the PMR Merger or May 10, 2003.

      Effective August 6, 2002, we entered into a consulting agreement with Mr. Furman pursuant to which Mr. Furman receives $2,600 per month and reimbursement for reasonable travel expenses incurred to provide certain consulting services to the Mental Health Cooperative, Inc., one of our customers. The consulting agreement remains in effect unless either party terminates upon 30 days written notice.

      Effective August 5, 2002, we entered into a consulting agreement with Allen Tepper, former Chairman of the Board of PMR, pursuant to which Mr. Tepper serves as a consultant to our subsidiary, Collaborative Care Corporation. The initial consulting agreement provided for an annual base salary of $67,200 and a termination date of August 4, 2003. This consulting agreement was renewed August 5, 2003 with an annual base salary of $72,000 and a new termination date of August 4, 2004.

Compensation Committee Interlocks And Insider Participation

      During 2002, the members of our Compensation Committee of the Board of Directors were Joey A. Jacobs, our Chairman, President and Chief Executive Officer, Christopher Grant, Jr. and David S. Heer. In addition to serving as the our Chairman, President and Chief Executive Officer, Mr. Jacobs serves as a member of the Board of Directors of Stones River Hospital, a hospital in which we manage a unit pursuant to a management agreement. The term of the third amendment to the management agreement is two years, and automatically renews for one year terms unless terminated by either party. Total revenue from this management agreement was $808,000 for the year ended December 31, 2002. We believe the terms of the management agreement are consistent with management agreements negotiated at arms-length. Mr. Heer, who resigned from our board of directors on October 30, 2003, is general partner of Acacia Management, L.P., the general partner of Acacia Venture Partners, L.P. and South Point Venture Partners, L.P., which loaned us $408,494 in October 2000. We repaid the loan in full in April 2002 with accrued interest in the amount of $64,111. See “Certain Relationship and Related Transactions — Additional Relationships And Related Party Transactions.”

      PMR’s Compensation Committee consisted of Richard A. Niglio and Eugene D. Hill, non-employee directors of PMR. There are no interlocks among the members of the Compensation Committee.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Change of Control Transaction

      On August 5, 2002, pursuant to a definitive Merger Agreement dated May 6, 2002, PMR Acquisition Corporation, a newly formed, wholly-owned subsidiary of PMR, a publicly traded Delaware corporation, merged with and into Psychiatric Solutions, Inc., a Delaware corporation whose name, subsequent to the merger, was changed to Psychiatric Solutions Hospitals, Inc. (“PSH”). The surviving corporation in the merger was PSH, which became a wholly-owned subsidiary of PMR. In connection with the PMR Merger, PMR changed its name to Psychiatric Solutions, Inc. and, effective August 6, 2002, the shares of Psychiatric Solutions, Inc., formerly known as PMR Corporation, were approved for listing on the Nasdaq National Market under the ticker symbol “PSYS.”

      In exchange for each outstanding share of common stock, series A preferred stock and series B preferred stock in PSH, holders of PSH common stock, series A preferred stock and series B preferred stock received 0.115125, 0.246951 and 0.312864 shares, respectively, of newly-issued shares of our common stock. Options to acquire PSH common stock were converted into options to purchase shares of our common stock based on the exchange ratio used in the PMR Merger. Existing warrants of PSH were either cancelled or converted into warrants to purchase our common stock, such conversion being based on the applicable exchange ratio. After giving effect to the exercise of all outstanding options and warrants following the PMR Merger, the former PSH stockholders received approximately 72% of our common stock, thereby effecting a change in control. Because former PSH stockholders received a majority of the common stock, the PMR Merger was treated as a reverse acquisition, and PSH was considered the acquiror for accounting and financial reporting purposes.

Grant of Options and Stock Awards to Certain Directors and Executive Officers

      Our directors and members of management have been granted options to purchase our common stock pursuant to our equity incentive plan and our outside directors’ non-qualified stock option plan (the “Outside Directors Plan”).

      In January 2000, PMR loaned Mark P. Clein, one of our directors and the former Chief Executive Officer of PMR, $467,500 pursuant to promissory notes for the purchase of stock in connection with the exercise of stock options (the “Stock Notes”). The Stock Notes, due December 31, 2004, bear interest at the rate of 6.21% per annum and are with recourse in addition to being secured by stock under pledge agreements. PMR also received promissory notes from Mr. Clein for up to $257,208 for tax liabilities related to the purchase of such stock (the “Tax Notes”). The Tax Notes, due December 31, 2004, bear interest at the rate of 6.21% and are secured by stock pledges, but are otherwise without recourse. In May 2002, the Stock Notes and the Tax Notes were amended to include a provision that allows the principal and interest on the notes to be paid, at anytime prior to December 31, 2003, through the delivery to us of common stock valued at the higher of (1) $7.92 or (2) the average closing sales prices of the common stock for the five trading days prior to the delivery of such stock. The amendments also eliminated the provision in each Note which required any dividends received with respect to shares being purchased with the proceeds of such Note to be immediately applied toward the payment of amounts outstanding under such note. As of September 30, 2003, Mr. Clein owed $55,000 under the Stock Notes and $257,208 under the Tax Notes.

Acceleration of PMR Options

      Pursuant to the provisions of the PMR 1997 Equity Incentive Plan, as amended (the “PMR Equity Plan”), upon a change in control of PMR, all of the options granted pursuant to such plan became fully vested and immediately exercisable. For purposes of the PMR Equity Plan, the PMR Merger constituted a change in control. As of October 15, 2003, Mr. Clein held vested options to purchase an aggregate of 84,018 shares of our common stock, subject to our Equity Incentive Plan.

      Pursuant to the provisions of the PMR Outside Directors’ Non-Qualified Stock Option Plan of 1992 (the “PMR Directors Plan”), in the event of a change in control, all of the options granted pursuant to such plan became fully vested and immediately exercisable. For purposes of the PMR Directors Plan, the PMR Merger constituted a change in control. As of October 15, 2003, Charles C. McGettigan, one of our former directors and a former director of PMR, held vested options to purchase an aggregate of 22,867 shares of our common stock, subject to our Outside Directors Plan.

Extension of Option Exercise Periods for Certain Former PMR Officers

      In connection with the closing of the PMR Merger, PMR’s board of directors extended the option exercise period for all options to purchase the common stock held by Mr. Clein to a period that is three years from May 10, 2002, the date of Mr. Clein’s termination of employment with PMR.

Severance Arrangements for Certain Former PMR Officers

      PMR and each of Mr. Clein and Fred D. Furman, former President and General Counsel of PMR, entered into agreements, dated August 25, 1999, providing for, among other things, the employment of such officer until August 30, 2000. On August 30, 2000 and 2001, the terms of the agreements were automatically extended for additional one year terms. In connection with the PMR Merger, Mr. Furman entered into an amendment to his employment agreement with PMR, effective as of May 1, 2002. Pursuant to the amendment, if Mr. Furman’s employment with PMR was terminated by PMR or Mr. Furman in contemplation of, upon or within 180 days following our merger with PMR, then Mr. Furman was entitled to a lump-sum cash severance payment by PMR on the date of such termination equal to three times Mr. Furman’s annual base salary plus three times his average annual bonus.

      In connection with the PMR Merger, Mr. Clein entered into a consulting agreement with PMR pursuant to which Mr. Clein terminated his employment with PMR, effective May 10, 2002, and waived any and all rights to cash severance payments pursuant to his employment agreement. Pursuant to the consulting agreement, Mr. Clein also provided management and strategic consulting to PMR until the closing of the PMR Merger for two lump-sum cash payments of $120,000 each, one of which was paid upon the execution of the consulting agreement and the other of which was paid upon the closing of the PMR Merger. The consulting agreement with Mr. Clein further provided for the extension of the exercise period of all PMR stock options held by Mr. Clein to a date that was 90 days following the earlier of the closing of the PMR Merger or May 10, 2003.

      PMR entered into an agreement with McGettigan, Wick & Co., Inc. on February 8, 2001 to provide financial services to the management and board of directors of PMR in connection with potential strategic alternatives for PMR. PMR paid McGettigan, Wick & Co. a $30,000 retainer fee and agreed to reimburse all reasonable out-of-pocket expenses incurred by McGettigan, Wick & Co. In addition, upon the closing of the PMR Merger, PMR paid McGettigan, Wick & Co. an advisory fee equal to $270,000 in cash. Mr. McGettigan is a founder, owner and managing director of McGettigan, Wick & Co.

Additional Relationships and Related Party Transactions

      Joey A. Jacobs, our Chairman, President and Chief Executive Officer, serves as a member of the Board of Directors of Stones River Hospital, a hospital in which we manage a unit pursuant to a management agreement. The term of the third amendment to the management agreement is two years and automatically renews for one year terms unless terminated by either party. Total revenue from this management agreement was $808,000 for the year ended December 31, 2002. We believe the terms of the management agreement are consistent with management agreements negotiated at arms-length.

      Jack R. Salberg, our Chief Operating Officer, served as a minority owner and member of the board of directors of the entity which owned Riveredge Hospital prior to its acquisition by us during 2002. Mr. Salberg disclosed his interest to the Board of Directors and was not directly involved in the negotiations to acquire the hospital. We believe that the purchase price for the Riveredge acquisition constituted the best estimate of fair value. All terms were negotiated on an arms-length basis.

      Edward K. Wissing, one of our directors, occasionally provides advisory and consulting services to Brentwood Capital Advisors, our financial advisor. Mr. Wissing was also party to a consulting arrangement with Brentwood Capital pursuant to which he provided certain consulting services through May 2003. According to the terms of his consulting agreement, Mr. Wissing was paid a fixed consulting fee of $5,000 per month from August 2002 through May 2003.

      Joseph P. Donlan, one of our directors, is the co-manager of The 1818 Mezzanine Fund, II, L.P. (the “1818 Fund”), which is managed by Brown Brothers Harriman & Co. (“Brown Brothers”). Mr. Donlan is a managing director of Brown Brothers. On June 28, 2002, we entered into a securities purchase agreement with the 1818 Fund where the 1818 Fund agreed to issue up to $20.0 million of senior subordinated notes with detachable warrants. At the closing on June 28, 2002, a total of $10.0 million of the senior subordinated notes were issued. The notes have a term of seven years and bear interest at 12% annually, payable quarterly. We issued detachable stock purchase warrants to the 1818 Fund for the purchase of 372,412 shares of common stock at an exercise price of $.01 per share. On May 16, 2003, the 1818 Fund exercised its stock purchase warrant to purchase 372,412 shares of our common stock. Deducting the exercise price of $0.01 per share based on the closing price of our common stock on May 15, 2003, the 1818 Fund received 372,039 shares of our common stock from the exercise. In addition, the 1818 Fund waived, effective April 1, 2003, its ability to require that we repurchase its stock purchase warrant to purchase 372,412 shares of our common stock. As such, we will no longer be required to record non-cash expense for increases in the fair market value of our common stock with respect to the warrants granted to the 1818 Fund. The 1818 Fund still has the right to require that we repurchase the 372,039 shares of our common stock received upon the exercise of the stock purchase warrant.

      On April 1, 2003, concurrently with the acquisition of The Brown Schools, we received $12.5 million from the private placement of 2,272,727 shares of series A convertible preferred stock with affiliates of Oak Investment Partners and Salix Ventures and with the 1818 Fund. The investors are previous investors in our company, with Oak Investment Partners and Salix Ventures (or related entities) being among our co-founders. Christopher Grant, Jr., a representative of Salix Ventures, and Joseph P. Donlan, a representative of Brown Brothers, currently serve on our Board of Directors, and Ann H. Lamont, a representative of Oak Investment Partners, joined the Board in connection with the private placement. The proceeds were used to purchase six facilities from The Brown Schools. These investors agreed to the private placement of an additional 2,272,727 shares of our series A convertible preferred stock for $12.5 million, which closed on June 19, 2003. Each share of series A convertible preferred stock is convertible into shares of our common stock pursuant to a specified formula. The impact of the series A convertible preferred stock on diluted earnings per share will be calculated using the if-converted method.

      On July 31, 2002, Acacia exercised warrants to purchase 118,623 shares of our common stock. The exercise price for these shares was $.032 per share.

      On October 12, 2000, we entered into unsecured bridge loans with each of Acacia Venture Partners, L.P. and South Point Venture Partners, L.P. (collectively, “Acacia”) and Oak Investment Partners IV, L.P. and Oak IV Affiliates, L.P. (collectively, “Oak”), pursuant to which we borrowed $408,494 from each of Acacia and Oak (the “Bridge Loans”). The Bridge Loans bore interest at 10%, payable monthly. The proceeds were used to fund short-term working capital requirements. On April 30, 2002, we repaid each of the Bridge Loans, together with accrued interest in the amount of $64,111 for each Bridge Loan. Ann H. Lamont, one of our directors, is a general partner of Oak. Davis S. Heer, one of our former directors, is the general partner of Acacia Management, L.P., the general partner of Acacia.

PRINCIPAL AND SELLING STOCKHOLDERS

      The following table sets forth information with respect to ownership of our common stock as of November 30, 2003 by:

•	each beneficial owner of more than 5% of our common stock;

•	each of our directors;

•	certain of our current executive officers and certain former executive officers of PMR Corporation;

•	each of our selling stockholders; and

•	all of our directors and executive officers as a group.

      To our knowledge, unless otherwise indicated, each stockholder listed below has sole voting and investment power with respect to the shares beneficially owned. We are unaware of any person, other than those listed below, who beneficially owns more than 5% of the outstanding shares of our common stock. All computations are based on 8,661,601 shares of common stock outstanding on November 30, 2003 and 11,661,601 outstanding following the offering.

			Percent of Voting
			Power of Common
			Stock(1)

			Prior to	Following
	Number of Shares	Number of Shares	the	the
Name of Beneficial Owner, Executive Officer or Director	Beneficially Owned	to be Sold	Offering	Offering

Beneficial Owners, Directors and Executive Officers
Joey A. Jacobs(2)	281,069		3.2%	2.4%
Steven T. Davidson(3)	37,731		*	*
Jack R. Salberg(4)	44,894		*	*
Jack E. Polson(5)	11,719		*	*
Brent Turner	—		—	—
Christopher Grant, Jr.(6)	805,547		8.6%	6.5%
Salix Ventures(6)	805,547		8.6%	6.5%
Edward K. Wissing(7)	20,034	5,018	*	*
Acacia Venture Partners, L.P.(8)	1,545,745	1,545,745	17.8%	—
Joseph P. Donlan(9)	562,113	372,039	6.4%	1.6%
Ann H. Lamont(10)	5,415,482	1,047,198	43.7%	28.4%
Oak Investment Partners(10)	5,415,482	1,047,198	43.7%	28.4%
Richard D. Gore(11)	1,000		*	*
Mark P. Clein(12)	244,038	30,000	2.8%	1.8%
Allen Tepper(13)	16,359		*	*
Fred D. Furman(14)	58,850		*	*
All directors and executive officers as a group (11 persons)(15)	7,423,627	1,454,255	54.1%	35.7%
Selling Stockholders
Edward K. Wissing(7)	20,034	5,018	*	*
Acacia Venture Partners, L.P.(8)	1,481,845	1,481,845	17.1%	—
South Pointe Venture Partners, L.P.(8)	63,900	63,900	*	—
The 1818 Mezzanine Fund II, L.P.(9)	558,980	372,039	6.3%	1.6%
Oak Investment Partners VII, L.P.(10)	1,632,776	1,004,786	18.9%	5.4%

			Percent of Voting
			Power of Common
			Stock(1)

			Prior to	Following
	Number of Shares	Number of Shares	the	the
Name of Beneficial Owner, Executive Officer or Director	Beneficially Owned	to be Sold	Offering	Offering

Oak VII Affiliates Fund Limited Partnership(10)	40,996	40,996	*	—
Oak Investment Partners VI, Limited Partnership(10)	1,888	1,416	*	—
Mark P. Clein(12)	244,038	30,000	2.8%	1.8%

*	Less than 1%

(1)	Under SEC rules, the number of shares shown as beneficially owned includes shares of common stock subject to options that currently are exercisable or will be exercisable within 60 days of November 30, 2003. The number of shares shown as beneficially owned also includes shares of common stock into which shares of Series A convertible preferred stock are convertible. Shares of common stock subject to options that are currently exercisable or will be exercisable within 60 days of November 30, 2003 and shares of common stock into which shares of series A convertible preferred stock are convertible are considered to be outstanding for the purpose of computing the percentage of the shares held by a holder, but are not considered to be outstanding for computing the percentage held by others.

(2)	Includes options to purchase 133,973 shares. Also includes 4,321 shares owned by Scott D. Jacobs, Mr. Jacobs’ son. Mr. Jacobs disclaims beneficial ownership of the shares held by Scott D. Jacobs.

(3)	Includes options to purchase 37,731 shares.

(4)	Includes options to purchase 36,982 shares.

(5)	Includes options to purchase 11,719 shares.

(6)	Includes options of Mr. Grant to purchase 3,133 shares. Also includes an aggregate of 747,764 shares of common stock into which the shares of series A convertible preferred stock purchased by Salix Ventures II, L.P. and Salix Affiliates II, L.P. may be converted. Mr. Grant is the board designee for Salix Ventures II, L.P. and is the president of Salix Management Corporation, the manager of venture capital partnerships Salix Ventures, L.P., Salix Ventures II, L.P. and Salix Affiliates II L.P. Also, Mr. Grant is the president of CGJR Capital Management, Inc., which is the general partner of each of the three entities in the CGJR Group. As such, Mr. Grant is deemed to beneficially own the shares owned by the CGJR Group. Mr. Grant disclaims such beneficial ownership. The CGJR Group consists of (1) CGJR Health Care Services Private Equities, L.P. which owns 23,477 shares, (2) CGJR II, L.P. which owns 11,483 shares and (3) CGJR/ MF III, L.P. which owns 6,470 shares. Mr. Grant and CGJR Capital Management, Inc. directly own 6,612 and 6,608 shares of our common stock, respectively.

(7)	Includes options to purchase 15,016 shares.

(8)	Acacia Venture Partners, L.P. owns 1,481,845 shares, and South Pointe Venture Partners, L.P. owns 63,900 shares. The address for Acacia Venture Partners is 101 California Street, Suite 3160, San Francisco, California 94111.

(9)	The number of shares beneficially owned by Mr. Donlan includes options granted to Mr. Donlan to purchase 3,133 shares. Also includes an aggregate of 186,941 shares of common stock into which the shares of series A convertible preferred stock purchased by the 1818 Fund may be converted. Mr. Donlan is the board designee and a co-manager of the 1818 Fund. As such, Mr. Donlan is deemed to beneficially own the shares owned by this entity. Mr. Donlan disclaims beneficial ownership of such shares. On May 16, 2003, the 1818 Fund exercised its stock purchase warrant to purchase 372,412 shares of our common stock. Deducting the exercise price of $0.01 per share based on the closing price of our common stock on May 15, 2003, the 1818 Fund received 372,039 shares of our common stock from the exercise.

(10)	Ms. Lamont is the board designee of Oak Investment Partners. The number of shares beneficially owned by Ms. Lamont includes options granted to Ms. Lamont to purchase 1,000 shares of common stock. Includes shares held by Oak Investment Partners VI, Limited Partnership, which owns 1,888 shares of our common stock; Oak Investment Partners VII, Limited Partnership, which owns

1,632,776 shares of our common stock; and Oak VII Affiliates Fund, Limited Partnership, which owns 40,996 shares of our common stock. Also includes an aggregate of 3,679,749 shares of common stock into which the shares of series A convertible preferred stock purchased by Oak Investment Partners X, Limited Partnership, may be converted and an aggregate of 59,073 shares of common stock into which the shares of series A convertible preferred stock purchased by Oak X Affiliates Fund, Limited Partnership, may be converted. Ms. Lamont is a managing member of Oak Associates VI, LLC, the general partner of Oak Investment Partners VI, Limited Partnership; a managing member of Oak Associates VII, LLC, the general partner of Oak Investment Partners VII, Limited Partnership; a managing member of Oak VII Affiliates, LLC, the general partner of Oak VII Affiliates Fund, Limited Partnership; a managing member of Oak Associates X, LLC, the general partner of Oak Investment Partners X, Limited Partnership; and a managing member of Oak X Affiliates, LLC, the general partner of Oak X Affiliates Fund, Limited Partnership. Ms. Lamont disclaims beneficial ownership of such securities, other than options to purchase 1,000 shares of our common stock. The address for Oak Investment Partners is One Gorham Island, Westport, Connecticut 06880.

(11)	Includes options to purchase 1,000 shares.

(12)	Includes options to purchase 153,818 shares. Also includes 59,685 shares held in trusts over which Mr. Clein has sole voting power and sole investment power.

(13)	Includes options to purchase 8,334 shares. Includes 3,025 shares held by Mr. Tepper and 5,000 shares held by Mr. Tepper and Ms. Tepper as Trustees FBO The Tepper 1996 Charitable Remainder Trust UA DTD 11/19/96.

(14)	Includes options to purchase 53,920 shares.

(15)	Includes options to purchase 397,505 shares. Also includes an aggregate of 4,673,527 shares of common stock into which the outstanding shares of series A convertible preferred stock may be converted. Does not include shares held by Messrs. Tepper and Furman, who were executive officers of PMR Corporation prior to the PMR Merger, but are not currently directors or executive officers of Psychiatric Solutions.

DESCRIPTION OF CAPITAL STOCK

      Our amended and restated certificate of incorporation provides that our authorized capital stock consists of 48,000,000 shares of common stock, $0.01 par value, and 6,000,000 shares of preferred stock, $0.01 par value. As of November 30, 2003, there were 8,661,601 shares of our common stock outstanding and 4,545,454 shares of our series A convertible preferred stock outstanding. In addition, as of November 30, 2003, we have accrued pay-in-kind dividends related to our series A convertible preferred stock that would convert into 128,073 shares of our common stock.

Common Stock

      Subject to the rights and preferences specifically granted to our preferred stockholders, our common stockholders are entitled to receive dividends as they may be declared by our board of directors. Our common stockholders do not have fixed or cumulative dividend rights. Upon our liquidation or dissolution, holders of our common stock are entitled to share ratably in all of our assets remaining after payment of our liabilities and payment of any preferential liquidation rights of our preferred stock then outstanding. The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Cumulative voting for directors is not permitted. Subject to certain exceptions, removal of any director (or of our entire board of directors), approval of amendments to our amended and restated certificate of incorporation and approval of amendments to our amended and restated bylaws generally require the affirmative vote of the holders of two-thirds of the combined voting power of our then-outstanding shares of stock, voting together as a single class. Our amended and restated certificate of incorporation and amended and restated bylaws contain no provision that would require greater than a majority of stockholders to approve mergers, consolidations, sales of a substantial amount of assets, or other similar transactions. Our common stockholders do not have preemptive rights to purchase shares of our common stock. The issued and outstanding shares of our common stock are not subject to any redemption provisions and are not convertible into any other shares of our capital stock. All outstanding shares of our common stock are, and the shares of common stock to be issued in this offering will be, upon payment therefor, fully paid and nonassessable. The rights, preferences and privileges of holders of our common stock are subject to those of the holders of shares of our series A convertible preferred stock and to those of holders of any preferred stock that we may issue in the future.

Stockholders’ Agreement

      We entered into a third amended and restated voting agreement with certain of our stockholders on January 6, 2003. Under this agreement, the parties agreed to vote their shares of voting capital stock in favor of any candidate for our board of directors designated by the 1818 Fund. In addition, we agreed to include the 1818 Fund’s designee in the slate of nominees that we recommend to our stockholders for election to our board of directors, we agreed to use our best efforts to ensure that designee’s election, and we agreed to vote any of the shares for which we hold proxies (unless we are otherwise directed by the stockholders submitting their proxies) or for which we are otherwise entitled to vote in favor of that designee. The third amended and restated voting agreement is not binding on any person who purchases or otherwise receives shares from any of the parties to the agreement, and the agreement terminates on the happening of certain events in relation to the 1818 Fund, but in any event, it will terminate no later than June 28, 2012.

Preferred Stock Rights and Preferences

      Our amended and restated certificate of incorporation authorizes our board of directors to designate any series of preferred stock, to designate the powers, preferences, and rights of the shares of any series so designated, and to designate the qualifications, limitations, or restrictions of the series itself all without further action by the holders of our common stock. As of the date of this prospectus, our board of directors has authorized, and we have issued, 4,545,454 shares of series A convertible preferred stock.

      With respect to dividend rights and rights on liquidation, winding-up, and dissolution, the series A convertible preferred stock ranks senior to all classes of our common stock and to any other series of preferred stock that we might issue in the future. Subject to certain exceptions, we may not pay or declare any dividend or other distribution on our common stock or other outstanding equity securities until we have first paid all dividends on the series A preferred stock. Dividends on the series A convertible stock accrue on a daily basis pursuant to a certain formula. In the event of our liquidation, dissolution or winding-up, we must pay the required liquidation preference to the holders of the series A convertible preferred stock before we can make any payment or final distribution of our assets to our common stockholders or any other holders of our equity securities. Upon our acquisition, change of control, or sale of substantially all of our assets, we are required to redeem the series A convertible preferred stock for an amount equal to the liquidation preference. The series A convertible preferred stock liquidation preference is $5.50 per share plus all accrued and unpaid dividends. Shares of series A convertible preferred stock are convertible at the option of the holder into shares of our common stock. Each share of series A convertible preferred stock is convertible into one share of our common stock. Holders of our series A convertible preferred stock are entitled to receive pay-in-kind dividends, compounded quarterly, equal to 5% per share of the original share price through March 31, 2005. Thereafter, pay-in-kind dividends will compound quarterly at 7% per share of the original share price. Circumstances may arise, however, in which a conversion of the series A convertible preferred stock is mandatory. We will at all times reserve from our authorized and unissued common stock a sufficient number of shares to permit conversion in full of the outstanding shares of series A convertible preferred stock. Upon a conversion, we will not issue fractional shares of common stock. The holders of shares of series A convertible preferred stock are entitled to one vote per share, are entitled to vote with the common stockholders as a single class on all matters submitted for a vote of the common stockholders, and are entitled to notice of all stockholders’ meetings. Before we can take certain actions, we must first obtain the approval of at least a majority of the holders of the series A convertible preferred stock voting as a single class. Such actions include 1) amending or repealing our governing documents or certificates of designations in such a way that would adversely affect the rights of the series A convertible preferred stockholders as a class, 2) issuing or creating any securities that are superior to or on parity with the series A convertible preferred stock in any way or issuing any obligation convertible into such securities, 3) increasing the number of authorized shares of series A preferred stock, or 4) declaring any dividend on our common stock.

Anti-Takeover Considerations and Special Provisions of Delaware Law, our Amended and Restated Certificate of Incorporation, and our Amended and Restated Bylaws

Delaware Anti-Takeover Law

      We are subject to the provisions of Section 203 of the Delaware General Corporation Law, which regulates corporate takeovers. This section prevents Delaware corporations, under certain circumstances, from engaging in a “business combination” with:

•	a stockholder who owns 15% or more of our outstanding voting stock (otherwise known as an interested stockholder);

•	an affiliate of an interested stockholder; or

•	an associate of an interested stockholder,

for three years following the date that the stockholder became an interested stockholder. A “business combination” includes a merger or sale of more than 10% of our assets.

      However, the above provisions of Section 203 do not apply if:

•	our board of directors approves the transaction that made the stockholder an interested stockholder, prior to the date of that transaction;

•	after the completion of the transaction that resulted in the stockholder becoming an interested stockholder, that stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding shares owned by our officers and directors; or

•	on or subsequent to the date of the transaction, the business combination is approved by our board of directors and authorized at a meeting of our stockholders by an affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

      This statute could prohibit or delay mergers or other change in control attempts, and thus may discourage attempts to acquire us.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

      A number of provisions of our amended and restated certificate of incorporation and our amended and restated bylaws concern matters of corporate governance and the rights of our stockholders. Provisions that grant our board of directors the ability to issue shares of preferred stock and to set the voting rights, preferences and other terms thereof may discourage takeover attempts that are not first approved by our board of directors, including takeovers which may be considered by some stockholders to be in their best interests. Certain provisions could delay or impede the removal of incumbent directors even if such removal would be beneficial to our stockholders. These provisions also could discourage or make more difficult a merger, tender offer or proxy contest, even if they could be favorable to the interests of stockholders, and could potentially depress the market price of our common stock. Our board of directors believes that these provisions are appropriate to protect our interests and the interests of our stockholders.

      Classified Board of Directors. Our amended and restated certificate of incorporation divides our board of directors into three classes. Moreover, no director may be removed prior to the expiration of his or her term except for cause and upon the vote of at least two-thirds of the combined voting power of the then outstanding shares of our common stock. These provisions in our amended and restated certificate of incorporation may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of our company and may maintain the incumbency of our board of directors because this structure generally increases the difficulty of, or may delay, replacing a majority of the directors.

      Meetings of Stockholders. Our bylaws provide that annual meetings of our stockholders may take place at the time and place established by our board of directors. A special meeting of our stockholders may be called at any time by either the chairman of the board, the chief executive officer, the president, or a majority of the board of directors, and the stockholders are entitled to written notice thereof.

      Filling of Board Vacancies. Our amended and restated certificate of incorporation provides that vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by the affirmative vote of a majority of our directors then in office, even though that number may be less than a quorum of the board of directors.

      Amendment of the Certificate of Incorporation. Our amended and restated certificate of incorporation may be amended or repealed by an affirmative vote of at least two-thirds of the combined voting power of the then-outstanding shares of stock entitled to vote on the proposed amendment. In the event that a resolution to amend the amended and restated certificate of incorporation is adopted by an affirmative vote of at least 80% of our board of directors, final approval of the amendment only requires an affirmative vote of a majority of the combined voting power then outstanding.

      Amendment of the Bylaws. Our amended and restated bylaws may be amended or repealed by a majority of our board of directors. Any amendment or repeal of our amended and restated bylaws that has not previously received the approval of our board shall require for adoption the affirmative vote of the holders of at least a two-thirds of the voting power of our then outstanding shares of stock entitled to vote on any proposed amendment of our amended and restated bylaws.

Limitations on Liability and Indemnification of Officers and Directors

      Our amended and restated certificate of incorporation includes a provision that eliminates the personal liability of our directors for monetary damages for certain breaches of fiduciary duty as a director to the fullest extent permitted by Delaware law. Our amended and restated certificate of incorporation also provides that we must indemnify our directors and officers to the fullest extent permitted by Delaware law, and we must advance expenses to our directors and officers in connection with a legal proceeding to the fullest extent permitted by Delaware law, subject to certain exceptions. These obligations apply with equal force to any surviving or constituent entities to a merger to which we may be a party. We also carry directors’ and officers’ liability insurance.

      The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation may discourage stockholders from bringing a lawsuit against directors for breaches of their fiduciary duty. They may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though an action of this kind, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholders’ investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. However, we believe that these indemnification provisions are necessary to attract and retain qualified directors and officers.

Transfer Agent and Registrar

      StockTrans, Inc. is the transfer agent and registrar for our common stock.

Listing

      Our common stock is listed on the Nasdaq National Market under the trading symbol “PSYS.”

SHARES ELIGIBLE FOR FUTURE SALE

      Upon completion of this offering we will have 11,661,601 shares of our common stock outstanding, based upon the number of shares of our common stock outstanding as of November 30, 2003 and assuming there is no conversion of outstanding shares of our Series A convertible preferred stock into common stock, no exercise of the underwriters’ over-allotment option and no exercise of outstanding options. Of the 11,661,601 outstanding shares, 10,763,261 shares of our common stock will be freely transferable without restriction or further registration under the Securities Act, except that shares purchased by our “affiliates,” as that term is defined in Rule 144, may generally only be sold in compliance with the limitations of Rule 144 described below.

      Future sales of substantial amounts of our common stock in the public market, or the perception that such sales could occur, could adversely affect the prevailing market price of our common stock.

Lock-up Agreements

      Of the shares of our common stock outstanding, 898,340 shares are subject to lock-up agreements. We and the selling stockholders have agreed not to, without the prior consent of Lehman Brothers Inc., directly or indirectly, offer, sell or otherwise dispose of any common stock or any securities which may be converted into or exchanged for our common stock for a period of 90 days from the date of this prospectus. In addition, all of our executive officers and directors have agreed not to, without the prior consent of Lehman Brothers Inc., directly or indirectly, offer, sell or otherwise dispose of any shares of our common stock or any securities that may be converted into or exchanged for our common stock for a period of 90 days from the date of this prospectus. See “Underwriting — Lock-up Agreements.” Lehman Brothers Inc. may give this consent at any time without public notice. With the exception of the underwriters’ over-allotment option, there are no present agreements between the underwriters and us, the selling stockholders or any of our executive officers or directors releasing them or us from these lock-up agreements prior to the expiration of the 90-day period.

Rule 144

      Rule 144 provides a safe harbor from the registration requirements of the Securities Act. In general, under Rule 144 a person (or persons whose shares are aggregated) who owns shares that were acquired from us or one of our affiliates at least one year prior to the proposed sale will be entitled to sell, in any three-month period, a number of shares that does not exceed the greater of one percent of the then-outstanding shares of our common stock or the average weekly trading volume in our common stock on the Nasdaq National Market during the four calendar weeks preceding the date on which notice of such sale is filed, provided certain requirements concerning availability of public information, manner of sale, and notice of sale are satisfied.

      In addition, our affiliates must comply with the restrictions and requirements of Rule 144, other than the one-year holding period requirement, in order to publicly sell shares of our common stock that are not restricted securities. A stockholder who is not one of our affiliates and has not been our affiliate for at least three months prior to the sale and who has beneficially owned restricted shares of our common stock for at least two years may resell the shares without limitation. In meeting the one and two year holding periods described above, a holder of restricted shares of our common stock can include the holding periods of a prior owner who was not our affiliate. The one and two year holding periods described above do not begin to run until the full purchase price is paid by the person acquiring the restricted shares of our common stock from the issuer or one of our affiliates.

CERTAIN U. S. FEDERAL INCOME TAX CONSIDERATIONS FOR

NON-U.S. HOLDERS OF OUR COMMON STOCK

      The following is a general discussion of certain U.S. federal income and estate tax consequences of the ownership and disposition of our common stock by a non-U.S. holder that acquires our common stock pursuant to this offering. This discussion is limited to non-U.S. holders who hold our common stock as a “capital asset” within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended. As used in this discussion, the term “non-U.S. holder” means a beneficial owner of our common stock that is not, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (including any entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or of any political subdivision of the United States;

•	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•	a trust, in general, if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust.

      An individual may be treated as a resident of the United States in any calendar year for U.S. federal income tax purposes, instead of a nonresident, by, among other ways, being present in the United States on at least 31 days in that calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For purposes of this calculation, you would count all of the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year. Residents are taxed for U.S. federal income purposes in the same manner as U.S. citizens.

      This discussion does not consider:

•	U.S. state and local or non-U.S. tax consequences;

•	specific facts and circumstances that may be relevant to a particular non-U.S. holder’s tax position, including, if the non-U.S. holder is a partnership that the U.S. tax consequences of holding and disposing of our common stock may be affected by certain determinations made at the partner level;

•	the tax consequences for the shareholders, partners or beneficiaries of a non-U.S. holder;

•	special tax rules that may apply to particular non-U.S. holders, such as financial institutions, insurance companies, tax-exempt organizations, certain former citizens or former long-term residents of the United States, broker-dealers, partnerships or other entities classified as partnerships for U.S. federal tax purposes, and traders in securities; or

•	special tax rules that may apply to a non-U.S. holder that holds our common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment.

      The following discussion is based on provisions of the Internal Revenue Code, applicable U.S. Treasury regulations and administrative and judicial interpretations, all as in effect and generally available on the date of this prospectus, and all of which are subject to change, retroactively or prospectively. Prospective investors are urged to consult their own tax advisors regarding the U.S. federal, state, local and non-U.S. income and other tax considerations with respect to acquiring, owning and disposing of shares of our common stock.

Dividends

      We do not anticipate paying dividends on our common stock in the foreseeable future. See “Dividend Policy.” In the event, however, that we pay dividends on our common stock, we will have to withhold U.S. federal income tax at a rate of 30%, or a lower rate under an applicable income tax treaty, from the gross amount of the dividends paid to a non-U.S. holder. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

      Under applicable U.S. Treasury regulations, for purposes of the withholding discussed above and for purposes of determining the applicability of a tax treaty rate:

•	a non-U.S. holder who claims the benefit of an applicable income tax treaty rate generally will be required to satisfy certain certification and other requirements;

•	in the case of common stock held by a foreign trust, the certification requirement will generally be applied to the trust or the beneficial owners of the trust depending on whether the trust is a “foreign complex trust,” “foreign simple trust,” or “foreign grantor trust” as defined in the U.S. Treasury regulations; and

•	look-through rules will apply for foreign simple trusts and foreign grantor trusts.

      A non-U.S. holder which is a foreign trust is urged to consult its own tax advisor regarding its status under these U.S. Treasury regulations and the certification requirements applicable to it.

      In order to claim the benefit of an income tax treaty or to claim exemption from withholding because the income is effectively connected with the conduct of a trade or business in the United States, the non-U.S. holder must provide a properly executed IRS Form W-8BEN, for treaty benefits, or W-8ECI, for effectively connected income (or such successor forms as the IRS designates), respectively, prior to the payment of dividends. These forms must be periodically updated. If our common stock is traded on an established securities market, a non-U.S. holder who is claiming the benefits of a treaty will not be required to obtain and provide a U.S. taxpayer identification number on the IRS Form W-8BEN. In certain circumstances, in lieu of providing an IRS Form W-8BEN, a non-U.S. holder may provide certain documentary evidence to establish residence in a foreign country in order to claim treaty benefits.

      A non-U.S. holder that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund together with the required information with the IRS.

      Dividends that are effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States and, if an income tax treaty applies, attributable to a permanent establishment in the United States, are taxed on a net income basis at the regular graduated U.S. federal income tax rates in the same manner as if the non-U.S. holder were a resident of the United States. In such cases, we will not have to withhold U.S. federal withholding tax if the non-U.S. holder complies with applicable certification and disclosure requirements. In addition, a “branch profits tax” may be imposed at a 30% rate, or a lower rate under an applicable income tax treaty, on dividends received by a foreign corporation that are effectively connected with the conduct of a trade or business in the United States.

Gain on Disposition of Common Stock

      A non-U.S. holder generally will not be subject to U.S. federal income or withholding tax with respect to any gain realized on a sale or other disposition of our common stock unless one of the following applies:

•	the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States (and, if required by an income tax treaty, the gain is attributable to a permanent establishment maintained by the non-U.S. holder in the United States); in these cases, the non-U.S. holder will generally be taxed on its net gain derived from the disposition at the regular graduated U.S. federal income tax rates and in the manner applicable to U.S. persons and, if the non-U.S. holder is a foreign corporation, the “branch profits tax” described above may also apply;

•	the non-U.S. holder is an individual who holds our common stock as a capital asset, is present in the United States for 183 days or more in the taxable year of the disposition and meets certain other requirements; in this case, the non-U.S. holder will be subject to a flat 30% tax on its net gain, if any, from the sale or other disposition of all such non-U.S. holder’s capital assets sold or otherwise disposed of during the taxable year; or

•	we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five year period ending on the date of such disposition or the period that the non-U.S. holder held our common stock. Generally, a corporation is a “United States real property holding corporation” if the fair market value of its “United States real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide property interests plus its other assets used or held for use in a trade or business. If we are, or were to become, a United States real property holding corporation, gain realized upon a disposition of our common stock by a non-U.S. holder that did not directly or indirectly own more than 5% of our common stock during the shorter of the five year period ending on the date of disposition or the period that the non-U.S. holder held our common stock generally would not be subject to U.S. federal income tax, provided that our common stock is “regularly traded on an established securities market” within the meaning of the Section 897(c)(3) of the Internal Revenue Code. If we are, or were to become, a U.S. real property holding corporation and a non-U.S. holder owned directly or indirectly more than 5% of our common stock during the period described above or our common stock is not “regularly traded on an established securities market,” then a non-U.S. holder would generally be subject to U.S. federal income tax on its net gain derived from the disposition of our common stock as though the non-U.S. holder was engaged in a business in the United States and the gain was effectively connected with such business. In addition, if we are, or were to become, a U.S. real property holding corporation, and our common stock is not “regularly traded on an established securities market,” a non-U.S. holder would generally be subject to a withholding tax equal to 10% of the amount realized on the disposition of our common stock. This withholding tax may be claimed as a credit against the non-U.S. holder’s U.S. federal income tax liability and, if in excess thereof, refunded, provided the appropriate information is timely furnished to the IRS. Although there can be no assurance, we do not believe that we are or have been a United States real property holding corporation. Prospective investors should consult their own tax advisors prior to the purchase of our common stock and from time to time concerning our status as a United States real property holding corporation.

Federal Estate Tax

      Common stock owned or treated as owned by an individual who is a non-U.S. holder (as specifically defined for U.S. federal estate tax purposes) at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise and, therefore, may be subject to U.S. federal estate tax.

Information Reporting and Backup Withholding Tax

      We must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to that holder and the amount of tax, if any, withheld from those dividends. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected dividends or withholding was reduced or eliminated by an applicable income tax treaty. Copies of the information returns reporting those dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder is a resident under the provisions of an applicable income tax treaty or agreement.

      Under some circumstances, U.S. Treasury regulations require additional information reporting and backup withholding on reportable payments on common stock. Generally, information reporting and backup withholding of U.S. federal income tax (currently imposed at a rate of 28%) may apply to dividends made by us or our paying agents in their capacities as such, to non-U.S. holders if the payee fails to make the appropriate certification that the holder is not a U.S. person.

      The payment of the proceeds of the sale or other disposition of our common stock by a non-U.S. holder to or through the U.S. office of any broker, U.S. or non-U.S., generally will be reported to the IRS and reduced by backup withholding, unless the non-U.S. holder certifies its status as a non-U.S. holder under penalties of perjury or otherwise establishes an exemption. The payment of the proceeds of the sale or other disposition of our common stock by a non-U.S. holder to or through a non-U.S. office of a non-U.S. broker will not be reduced by backup withholding or reported to the IRS, unless the non-U.S. broker has certain enumerated connections with the United States. In general, the payment of proceeds from the sale or other disposition of our common stock by or through a non-U.S. office of a broker that is a U.S. person or has certain enumerated connections with the United States will be subject to information reporting, but not backup withholding, unless the broker has documentary evidence in its files that the holder is a non-U.S. holder and other conditions are met or the non-U.S. holder otherwise establishes an exemption.

      Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that the required information is furnished to the IRS in a timely manner. These backup withholding and information reporting rules are complex and non-U.S. holders are urged to consult their own tax advisors regarding the application of these rules to them.

      All certifications described in this section “Certain U.S. Federal Income Tax Considerations For Non-U.S. Holders of Our Common Stock” are subject to special rules with respect to reliance standards, under which certifications provided by holders may not be relied upon under certain circumstances (for example, if we, our paying agent, or the broker had actual knowledge or reason to know that the certification is false).

      The foregoing discussion of certain U.S. federal income and estate tax considerations is not tax advice and is not based on an opinion of counsel. Accordingly, each prospective non-U.S. holder of our common stock should consult that holder’s own tax adviser with respect to the federal, state, local and non-U.S. tax consequences of the acquisition, ownership and disposition of our common stock.

UNDERWRITING

      Under the underwriting agreement, which is filed as an exhibit to the registration statement relating to this prospectus, each of the underwriters named below, for whom Lehman Brothers Inc. is acting as representative, has severally agreed to purchase from us and the selling stockholders the respective number of shares of common stock shown opposite its name below:

Number of
Underwriters	Shares

Lehman Brothers Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Raymond James & Associates, Inc.
SunTrust Capital Markets, Inc.
Avondale Partners, LLC
Stephens Inc.
Harris Nesbitt Corp.

Total	6,000,000

      The underwriting agreement provides that the underwriters’ obligations to purchase shares of our common stock depends on the satisfaction of the conditions contained in the underwriting agreement, which include:

•	the representations and warranties made by us and the selling stockholders to the underwriters are true;

•	there is no material change in the financial markets;

•	we and the selling stockholders deliver customary closing documents to the underwriters;

•	if any shares of common stock are purchased from the selling stockholders, then all of the shares that the underwriters agreed to purchase must be purchased; and

•	if an underwriter defaults, purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

Over-Allotment Option

      We have granted to the underwriters an option to purchase up to an aggregate of 900,000 shares of common stock, exercisable solely to cover over-allotments, at the public offering price less the underwriting discounts and commissions shown on the cover page of this prospectus. The underwriters may exercise this option at any time until 30 days after the date of the underwriting agreement. To the extent the underwriters exercise this option, each underwriter will be committed, so long as the conditions of the underwriting agreement are satisfied, to purchase a number of additional shares proportionate to that underwriter’s initial commitment as indicated in the preceding table.

Commission and Expenses

      The representatives have advised us that the underwriters propose to offer the shares of common stock directly to the public at the public price set forth on the cover page of this prospectus, and to selected dealers, at such public price less a selling concession not in excess of $          per share. The underwriters may allow, and the selected dealers may reallow, a concession not in excess of $          per share to brokers and dealers. After the offering, the underwriters may change the offering price and other selling terms.

      The following table summarizes the underwriting discounts and commissions we and the selling stockholders will pay to the underwriters. The underwriting discounts and commissions are equal to the public price per share less the amount the underwriters respectively pay us and the selling stockholders per share. The underwriting discounts and commissions equal           % of the public offering price.

	Without Over-	With Over-
	Allotment	Allotment

Paid by Psychiatric Solutions, Inc.	$	$
Paid by selling stockholders	$	$

      We estimate that the total expenses of the offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding underwriting discounts and commissions, will be approximately $                    million. The underwriters have agreed to pay a portion of our offering expenses.

Lock-up Agreements

      We and the selling stockholders have agreed not to, without the prior written consent of Lehman Brothers Inc., directly or indirectly, offer, sell or otherwise dispose of any common stock or any securities which may be converted into or exchanged for any common stock for a period of 90 days from the date of this prospectus. In addition, all of our executive officers and directors and have agreed under lock-up agreements not to, without the prior written consent of Lehman Brothers Inc., directly or indirectly, offer, sell or otherwise dispose of any common stock or any securities which may be converted into or exchanged or exercised for any common stock for a period of 90 days from the date of this prospectus.

      The restrictions described in the foregoing paragraph do not limit our ability to:

•	sell shares of common stock to the underwriters;

•	issue shares of common stock under employee benefit plans or upon exercise of options under employee benefit plans or issue any options to acquire shares of common stock under employee benefit plans; or

•	issue shares of common stock or other securities upon exercise of currently outstanding options, warrants or rights.

Stabilization, Short Positions and Penalty Bids

      The underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Exchange Act of 1934:

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

      These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

      Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters make representation that the underwriters will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Indemnification

      We and the selling stockholders have agreed to indemnify the underwriters against liabilities relating to the offering arising under the Securities Act, liabilities arising from breaches of some or all of the representations and warranties contained in the underwriting agreement, and to contribute to payments that the underwriters may be required to make for these liabilities.

Passive Market Making

      In connection with this offering, underwriters and selling group members may engage in passive market making transactions in our common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Exchange Act during the period before commencement of offerings or sales of common stock and extending through the completion of the distribution. A passive market maker must display its bids at a price not in excess of the highest independent bid of the security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must be lowered when specified purchase limits are exceeded.

Stamp Taxes

      Purchasers of the shares of our common stock offered by this prospectus may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover of this prospectus.

Other Relationships

      Avondale Partners, LLC, an underwriter of this offering, provided financial advisory services to The Brown Schools, Inc. in connection with the sale of certain facilities of The Brown Schools, Inc. to us. Avondale Partners, LLC received a fee in connection with rendering such services on or about the date such sales closed.

      We entered into an engagement letter on April 1, 2003 with Harris Nesbitt Gerard, Inc., an underwriter of this offering, related to its services as a financial advisor to us in connection with general financial advice and assistance. That engagement letter contains a right of first refusal, which expires on October 1, 2004, in favor of Harris Nesbitt which requires us to include them as co-managing underwriter in connection with any public sale of any equity securities (including any public sale of any securities convertible into or exchangeable or exercisable for equity securities) with compensation and other economic terms consistent with industry practice as agreed upon in good faith between us and Harris Nesbitt.

      Certain of the underwriters or their affiliates have provided from time to time and may in the future provide investment banking, lending, financial advisory and other related services to us and our affiliates for which they have received and may continue to receive customary fees and commissions.

Electronic Distribution

      A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

      Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as an underwriter or selling group member and should not be relied upon by investors.

NOTICE TO CANADIAN RESIDENTS

Offers and Sales in Canada

      This prospectus is not, and under no circumstances is to be construed as, an advertisement or a public offering of shares in Canada or any province or territory thereof. Any offer or sale of shares in Canada will be made only under an exemption from the requirements to file a prospectus with the relevant Canadian securities regulators and only by a dealer properly registered under applicable provincial securities laws or, alternatively, pursuant to an exemption from the dealer registration requirement in the relevant province or territory of Canada in which such offer or sale is made.

      This prospectus is for the confidential use of only those persons to whom it is delivered by the underwriters in connection with the offering of the shares into Canada. The underwriters reserve the right to reject all or part of any offer to purchase shares for any reason or allocate to any purchaser less than all of the shares for which it has subscribed.

Responsibility

      Except as otherwise expressly required by applicable law or as agreed to in contract, no representation, warranty, or undertaking (express or implied) is made and no responsibilities or liabilities of any kind or nature whatsoever are accepted by any underwriter or dealer as to the accuracy or completeness of the information contained in this prospectus or any other information provided by us or the selling stockholders in connection with the offering of the shares into Canada.

Resale Restrictions

      The distribution of the shares in Canada is being made on a private placement basis only and is exempt from the requirement that we and the selling stockholders prepare and file a prospectus with the relevant Canadian regulatory authorities. Accordingly, any resale of the shares must be made in accordance with applicable securities laws, which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with exemptions from registration and prospectus requirements. Canadian purchasers are advised to seek legal advice prior to any resale of the shares.

Representations of Purchasers

      Each Canadian investor who purchases shares will be deemed to have represented to us, the selling stockholders, the underwriters and any dealer who sells shares to such purchaser that: (i) the offering of the shares was not made through an advertisement of the shares in any printed media of general and regular paid circulation, radio, television or telecommunications, including electronic display, or any other form of advertising in Canada; (ii) such purchaser has reviewed the terms referred to above under “Resale Restrictions” above; (iii) where required by law, such purchaser is purchasing as principal for its own account and not as agent; and (iv) such purchaser or any ultimate purchaser for which such purchaser is acting as agent is entitled under applicable Canadian securities laws to purchase such shares without the benefit of a prospectus qualified under such securities laws, and without limiting the generality of the foregoing: (a) in the case of a purchaser located in a province other than Ontario, Newfoundland or Labrador, without the dealer having to be registered, (b) in the case of a purchaser located in a province other than Ontario or Quebec, such purchaser is an “accredited investor” as defined in section 1.1 of Multilateral Instrument 45-103 — Capital Raising Exemptions, (c) in the case of a purchaser located in Ontario, such purchaser, or any ultimate purchaser for which such purchaser is acting as agent, is an “accredited investor”, other than an individual, as that term is defined in Ontario Securities Commission Rule 45-501 — Exempt Distributions, and is a person to which a dealer registered as an international dealer in Ontario may sell shares, and (d) in the case of a purchaser located in Québec, such purchaser is a “sophisticated purchaser” within the meaning of section 44 or 45 of the Securities Act (Québec).

Taxation and Eligibility for Investment

      Any discussion of taxation and related matters contained in this prospectus does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase the shares. Canadian purchasers of shares should consult their own legal and tax advisers with respect to the tax consequences of an investment in the shares in their particular circumstances and with respect to the eligibility of the shares for investment by the purchaser under relevant Canadian federal and provincial legislation and regulations.

Rights of Action for Damages or Rescission

(Ontario)

      Securities legislation in Ontario provides that every purchaser of shares pursuant to this prospectus shall have a statutory right of action for damages or rescission against us and any selling stockholder in the event this prospectus contains a misrepresentation as defined in the Securities Act (Ontario). Ontario purchasers who purchase shares offered by this prospectus during the period of distribution are deemed to have relied on the misrepresentation if it was a misrepresentation at the time of purchase. Ontario purchasers who elect to exercise a right of rescission against us and any selling stockholder on whose behalf the distribution is made shall have no right of action for damages against us or the selling stockholders. The right of action for rescission or damages conferred by the statute is in addition to, and without derogation from, any other right the purchaser may have at law. Prospective Ontario purchasers should refer to the applicable provisions of Ontario securities legislation and are advised to consult their own legal advisers as to which, or whether any, of such rights or other rights may be available to them.

      The foregoing summary is subject to the express provisions of the Securities Act (Ontario) and the rules, regulations and other instruments thereunder, and reference is made to the complete text of such provisions contained therein. Such provisions may contain limitations and statutory defenses on which we and the selling stockholders may rely. The enforceability of these rights may be limited as described herein under “Enforcement of Legal Rights”.

      The rights of action discussed above will be granted to the purchasers to whom such rights are conferred upon acceptance by the relevant dealer of the purchase price for the shares. The rights discussed above are in addition to and without derogation from any other right or remedy which purchasers may have at law. Similar rights may be available to investors in other Canadian provinces.

Enforcement of Legal Rights

      We are organized under the laws of the State of Delaware in the United States of America. All, or substantially all, of our directors and officers, as well as the selling stockholders and the experts named herein, may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or such persons. All or a substantial portion of our assets and the assets of such other persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or such persons in Canada or to enforce a judgment obtained in Canadian courts against us or such persons outside of Canada.

Language of Documents

      Upon receipt of this document, you hereby confirm that you have expressly requested that all documents evidencing or relating in any way to the sale of the securities described herein (including for greater certainty any purchase confirmation or any notice) be drawn up in the English language only. Par la réception de ce document, vous confirmez par les présentes que vous avez expressément exigé que tous les documents faisant foi ou se rapportant de quelque manière que ce soit à la vente des valeurs mobilières décrites aux présentes (incluant, pour plus de certitude, toute confirmation d’achat ou tout avis) soient rédigés en anglais seulement.

LEGAL MATTERS

      Waller Lansden Dortch & Davis, PLLC has passed upon the validity of the shares of common stock offered by this prospectus on our behalf. Weil, Gotshal & Manges LLP advised the underwriters in connection with the offering of the common stock.

EXPERTS

      The consolidated financial statements of Psychiatric Solutions, Inc. and the combined financial statements of The Brown Schools of Virginia, Inc., Cedar Springs Behavioral Health System, Inc., Healthcare San Antonio, Inc., The Brown Schools of San Marcos, Inc., and The Oaks Psychiatric Hospital, Inc., as of December 31, 2002 and 2001, and for each of the years in the three year period ended December 31, 2002, appearing in this prospectus, have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein, and included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

      The combined financial statements of Cypress Creek Hospital, Inc., West Oaks Hospital, Inc. and Healthcare Rehabilitation Center of Austin, Inc. for each of the years in the period ended December 31, 2000, 1999 and 1998 appearing in Psychiatric Solutions, Inc.’s Amendment No. 1 to its Registration Statement on Form S-4 (No. 333-90372) have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

      The consolidated financial statements of PMR Corporation as of April 30, 2002 and 2001, and for each of the years in the three year period ended April 30, 2002 appearing in Psychiatric Solutions, Inc.’s Amendment No. 1 to its Registration Statement on Form S-4 (No. 333-90372) have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

      The financial statements of Holly Hill/Charter Behavioral Health System, L.L.C. for the years ended September 30, 2001 and 2000 appearing in Psychiatric Solutions, Inc.’s Amendment No. 1 to its Registration Statement on Form S-4 (No. 333-90372) have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

      The consolidated financial statements of Ramsay Youth Services, Inc. as of December 31, 2002 and 2001, and for each of the three years in the period ended December 31, 2002 included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph referring to Ramsay Youth Services, Inc. changing its method of accounting for goodwill and other intangible assets by adopting Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, effective January 1, 2002) and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

      The consolidated financial statements of The Brown Schools of Oklahoma, Inc. included in this prospectus have been audited by BDO Seidman, LLP, independent certified public accountants, to the extent and for the periods set forth in their report and are included in reliance upon such report given upon authority of said firm as experts in auditing and accounting.

      The consolidated financial statements of Aeries Healthcare Corporation and Subsidiary (d/b/a Riveredge Hospital) as of December 31, 2001 and 2000 and for the year ended December 31, 2001 and the ten month period ended December 31, 2000, appearing in Psychiatric Solutions, Inc.’s Amendment No. 1 to its Registration Statement on S-4 (No. 333-90372) have been audited by BDO Seidman, LLP, independent certified public accountants, to the extent and for the periods set forth in their report and are included in reliance upon such report given upon authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and current reports and other information with the SEC. You may read and copy any document we file at the SEC’s public reference rooms at 450 Fifth Street, N.W., Washington, D.C. and at regional offices in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov.

      We make available free of charge through our website, which you can find at www.psysolutions.com, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to these reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

      Ramsay Youth Services, Inc. previously filed its annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statements and other information with the SEC. Ramsay’s SEC filings are available to the public over the Internet at the SEC’s website and at the SEC’s public reference room referenced above.

      We make no representation or warranty about the accuracy or completeness of the business and financial information of Ramsay Youth Services, Inc. contained in this prospectus.

INCORPORATION OF DOCUMENTS BY REFERENCE

      The SEC allows us to “incorporate by reference” the information we file with the SEC, which means:

•	incorporated documents are considered part of the prospectus;

•	we can disclose important information to you by referring you to those documents; and

•	information that we file later with the SEC automatically will update and supersede information contained in the prospectus.

      We are incorporating by reference the following documents, which we have previously filed with the SEC:

      (1) Financial Statements of Cypress Creek Hospital, Inc., West Oaks Hospital, Inc. and Healthcare Rehabilitation Center of Austin, Inc. for the years ended December 31, 2000, 1999 and 1998 and for the six months ended June 30, 2001 and 2000 (incorporated by reference to Amendment No. 1 to our Registration Statement on Form S-4, filed on July 11, 2002 (Reg. No. 333-90372);

      (2) Financial Statements of Holly Hill/Charter Behavioral Health System, L.L.C. for the years ended September 30, 2001 and 2000 (incorporated by reference to Amendment No. 1 to our Registration Statement on Form S-4, filed on July 11, 2002 (Reg. No. 333-90372);

      (3) Financial Statements of Aeries Healthcare Corporation and Subsidiary (d/b/a Riveredge Hospital) for the year ended December 31, 2001 and the ten month period ended December 31, 2000 and as of December 31, 2001 and 2000 (incorporated by reference to Amendment No. 1 to our Registration Statement on Form S-4, filed on July 11, 2002 (Reg. No. 333-90372);

      (4) Consolidated Financial Statements of PMR Corporation for the years ended April 30, 2002, 2001 and 2000 (incorporated by reference to Amendment No. 1 to our Registration Statement on Form S-4, filed on July 11, 2002 (Reg. No. 333-90372);

      (5) our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003;

      (6) our Quarterly Report on Form 10-Q for the quarter ended June 30, 2003;

      (7) our Quarterly Report on Form 10-Q for the quarter ended September 30, 2003;

      (8) our Current Report on Form 8-K filed with the SEC on January 7, 2003;

      (9) our Current Report on Form 8-K filed with the SEC on February 14, 2003;

      (10) our Current Report on Form 8-K filed with the SEC on April 9, 2003;

      (11) our Current Report on Form 8-K filed with the SEC on April 10, 2003;

      (12) our Current Report on Form 8-K filed with the SEC on June 9, 2003;

      (13) our Current Report on Form 8-K/A filed with the SEC on June 16, 2003;

      (14) our Current Report on Form 8-K filed with the SEC on July 1, 2003;

      (15) our Current Report on Form 8-K filed with the SEC on November 6, 2003;

      (16) our Definitive Proxy Statement on Schedule 14A filed with the SEC on April 14, 2003; and

      (17) any future filings with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act until our offering is completed; provided that the prospectus will not incorporate any information we may furnish to the SEC under Item 9 or Item 12 of Form 8-K.

      You can obtain copies of the documents incorporated by reference in the prospectus without charge through our website (www.psysolutions.com) as soon as reasonably practicable after we electronically file the material with, or furnish it to, the SEC, or by requesting them in writing or by telephone at the following address:

Psychiatric Solutions, Inc.
113 Seaboard Lane, Suite C-100
Franklin, Tennessee 37067
Attention: Investor Relations
(615) 312-5700

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

      The following table sets forth the unaudited pro forma condensed combined financial data for Psychiatric Solutions, Ramsay and The Brown Schools as a combined company, giving effect to the acquisitions of Ramsay and The Brown Schools and the issuance of $150 million senior subordinated notes, the private placement of $12.5 million of our series A convertible preferred stock and the amendment and restatement of our credit facility (collectively, the “Financing Transactions”), as if they had occurred on the dates indicated and after giving effect to the pro forma adjustments discussed herein. Our condensed consolidated balance sheet as of September 30, 2003, as presented on page F-3 of this prospectus, gives effect to the acquisitions of Ramsay and The Brown Schools and the Financing Transactions. The pro forma condensed combined income statement for the nine months ended September 30, 2003 and the year ended December 31, 2002 give effect to the acquisitions of Ramsay and The Brown Schools and the Financing Transactions, as well as our acquisition of Aeries Healthcare Corporation and Subsidiary (d/b/a Riveredge Hospital) and our merger with PMR as if they occurred at the beginning of the periods presented.

      The adjustments necessary to fairly present the unaudited pro forma condensed combined financial data have been made based on available information and in the opinion of management are reasonable. Assumptions underlying the pro forma adjustments are described in the accompanying notes, which should be read in conjunction with this unaudited pro forma condensed combined financial data. The pro forma adjustments are preliminary and revisions to the preliminary purchase price allocations and financing of the transactions may have a significant impact on the pro forma adjustments.

      The unaudited pro forma condensed combined financial data is for comparative purposes only and does not purport to represent what our financial position or results of operations would actually have been had the events noted above in fact occurred on the assumed dates or to project our financial position or results of operations for any future date or future period. The unaudited pro forma condensed combined financial data should be read in conjunction with the “Selected Consolidated Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the notes thereto included elsewhere in this prospectus.

Unaudited Pro Forma Condensed Combined Income Statement

For the nine months ended September 30, 2003

							Ramsay and Financing
		The Brown Schools Adjustments					Transactions
							Adjustments
		The	The Brown
	Psychiatric	Brown	Schools of	Pro Forma		Pro Forma		Pro Forma		Pro Forma
	Solutions(1)	Schools(2)	Oklahoma, Inc.	Adjustments		Combined	Ramsay	Adjustments		Combined

	(Dollars in thousands)
Revenue	$193,002	$13,851	$4,395	$—		$211,248	$76,815	$—		$288,063

Expenses:
Salaries, wages and employee benefits	99,686	8,319	2,146	—		110,151	50,499	(1,500	)(9)	159,150
Other operating expenses(18)	66,486	4,617	1,813	(814	)(3)	72,102	22,290	—		94,392
Provision for doubtful accounts	3,875	388	20	—		4,283	722	—		5,005
Depreciation and amortization	3,630	279	59	65	(4)	4,033	1,313	221	(13)	5,567
Other expenses(5)	5,159	458	—	—		5,617	—(17)	—		5,617

Total expenses	178,836	14,061	4,038	(749)		196,186	74,824	(1,279)		269,731
Interest expense	(9,363)	(1,414)	(257)	389	(6)	(10,645)	(1,118)	(4,465	)(10)	(16,228)

Earnings (loss) from continuing operations before income taxes	4,803	(1,624)	100	1,138		4,417	873	(3,186)		2,104
Provision for (benefit from) income taxes	2,190	—	—	(147	)(7)	2,043	332	(1,211	)(11)	1,164

Net income (loss)	2,613	(1,624)	100	1,285		2,374	541	(1,975)		940
Accrued dividends on series A convertible preferred stock	492	—	—	156	(8)	648	—	312	(12)	960

Net income (loss) applicable to common stockholders	$2,121	$(1,624)	$100	$1,129		$1,726	$541	$(2,287)		$(20)

Unaudited Pro Forma Condensed Combined Income Statement

For the year ended December 31, 2002

		Riveredge and PMR Adjustments

				Pro Forma		Psychiatric
	Psychiatric	Riveredge		Purchase		Solutions
	Solutions	Hospital	PMR	Adjustments		Pro Forma

	(Dollars in thousands)
Revenue	$113,912	$14,152	$13,011	$—		$141,075

Expenses:
Salaries, wages and employee benefits	62,444	8,907	1,513	(1,267	)(16)	71,597
Other operating expenses(18)	35,632	3,899	11,610	—		51,141
Provision for (recovery of) doubtful accounts	3,681	211	(1,964)	—		1,928
Depreciation and Amortization	1,770	140	181	348(13)		2,439
Other expenses(5)	144	—	1,425	—		1,569

Total expenses	103,671	13,157	12,765	(919)		128,674
Interest expense	(5,564)	(628)	(4)	(922	)(14)	(7,118)
Other income — interest	—	—	209	(209	)(15)	—

Earnings (loss) from continuing operations before income taxes	4,677	367	451	(212)		5,283
Provision for (benefit from) income taxes	(1,007)	190	(3,255)	—		(4,072)

Net income (loss)	$5,684	$177	$3,706	$(212)		$9,355
Accrued dividends on series A convertible preferred stock	—	—	—	—		—

Net income (loss) applicable to common stockholders	$5,684	$177	$3,706	$(212)		$9,355

[Additional columns below]

[Continued from above table, first column(s) repeated]

	The Brown Schools Adjustments

		The Brown
	The Brown	Schools of	Pro Forma		Pro Forma
	Schools(2)	Oklahoma, Inc.	Adjustments		Combined

	(Dollars in thousands)
Revenue	$60,174	$17,820	$—		$219,069

Expenses:
Salaries, wages and employee benefits	33,931	8,507	—		114,035
Other operating expenses(18)	19,418	7,116	(3,391	)(3)	74,284
Provision for (recovery of) doubtful accounts	1,728	61	—		3,717
Depreciation and Amortization	1,557	243	(187	)(4)	4,052
Other expenses(5)	—	—	—		1,569

Total expenses	56,634	15,927	(3,578)		197,657
Interest expense	(5,629)	(853)	1,114(6)		(12,486)
Other income — interest	—	—	—		—

Earnings (loss) from continuing operations before income taxes	(2,089)	1,040	4,692		8,926
Provision for (benefit from) income taxes	—	—	1,384(7)		(2,688)

Net income (loss)	$(2,089)	$1,040	$3,308		11,614
Accrued dividends on series A convertible preferred stock	—	—	637(8)		637

Net income (loss) applicable to common stockholders	$(2,089)	$1,040	$2,671		$10,977

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Ramsay and Financing
	Transactions
	Adjustments

		Pro Forma		Pro Forma
	Ramsay	Adjustments		Combined

	(Dollars in thousands)
Revenue	$145,156	$—		$364,225

Expenses:
Salaries, wages and employee benefits	90,943	(3,000	)(9)	201,978
Other operating expenses(18)	40,365	—		114,649
Provision for (recovery of) doubtful accounts	1,867	—		5,584
Depreciation and Amortization	2,577	442(13)		7,071
Other expenses(5)	125	—		1,694

Total expenses	135,877	(2,558)		330,976
Interest expense	(2,475)	(6,398	)(10)	(21,359)
Other income — interest	—	—		—

Earnings (loss) from continuing operations before income taxes	6,804	(3,840)		11,890
Provision for (benefit from) income taxes	(5,864)	—		(8,552)

Net income (loss)	12,668	(3,840)		20,442
Accrued dividends on series A convertible preferred stock	—	637(12)		1,274

Net income (loss) applicable to common stockholders	$12,668	$(4,477)		$19,168

Notes to Unaudited Pro Forma Condensed Combined Income Statements

(dollars in thousands)

(1)	Includes the historical results of Aeries Healthcare Corporation and Subsidiary (d/b/a Riveredge Hospital) and PMR from the beginning of the period presented. Also includes the historical results of the facilities acquired from The Brown Schools and Ramsay subsequent to their acquisition in April 2003 and June 2003, respectively.

(2)	This column presents historical results prior to the acquisition of five of the six facilities acquired from The Brown Schools in April 2003, including The Brown Schools of Virginia, Inc., Cedar Springs Behavioral Health System, Inc., Healthcare San Antonio, Inc., The Brown Schools of San Marcos, Inc. and The Oaks Psychiatric Hospital, Inc. This group of five facilities was audited separately from The Brown Schools of Oklahoma, Inc.

(3)	Represents the elimination of overhead costs (salaries and expenses) historically allocated to the operation of The Brown Schools, plus Psychiatric Solutions’ expected incremental costs to manage the business.

(4)	Reflects adjustment to depreciation and amortization resulting from changes in the valuation of The Brown Schools’ fixed assets to reflect their appraised value.

(5)	Other expenses include (a) for the nine months ended September 30, 2003, expense of $960 to revalue put warrants, income of $545 to release reserves on stockholder notes, a loss of $458 related to a sale of land and loss on refinancing long-term debt at Psychiatric Solutions of $4,744; and (b) for the year ended December 31, 2002, change in reserve of stockholder notes of $92, gain on sale of assets of $34, loss on refinancing long-term debt at Psychiatric Solutions of $86, asset impairment charges incurred at Ramsay of $125, $18 of recoveries from the sale of previously written down assets at PMR, $1,900 of employee severance and termination costs associated with the winding up of PMR and $457 of other various gains associated with PMR.

(6)	Represents the elimination of historical interest expense and the recording of interest expense relating to the financing of the acquisition of The Brown Schools.

(7)	Reflects the expected provision for (benefit from) income taxes resulting from the acquisition of The Brown Schools.

(8)	Reflects pay-in-kind dividends related to the issuance of $12,500 of Psychiatric Solutions’ series A convertible preferred stock concurrently with the acquisition of The Brown Schools.

(9)	Reflects the elimination of duplicative costs related to executive compensation, the former board of directors of Ramsay and other administrative fees and expenses which are directly related to the acquisition of Ramsay.

(10)	Represents the elimination of historical interest expense and the recording of interest expense relating to the financing of the acquisition of Ramsay and the Financing Transactions.

(11)	Reflects the expected provision for income taxes resulting from the acquisition of Ramsay.

(12)	Reflects pay-in-kind dividends related to the issuance of $12,500 of Psychiatric Solutions’ series A convertible preferred stock concurrently with the acquisition of Ramsay.

(13)	Reflects adjustment to depreciation and amortization resulting from changes in the valuation of Riveredge Hospital’s, PMR’s and Ramsay’s fixed assets to reflect their appraised value.

(14)	Represents the elimination of historical interest expense and the recording of interest expense relating to the financing of the acquisitions of Riveredge Hospital and PMR.

(15)	Reflects lost interest income due to the reduction in cash, cash equivalents and short-term investments balances.

(16)	Reflects the reversal of accrued payouts to Riveredge Hospital option holders.

(17)	Excludes nonrecurring expenses of $2,249 which are directly attributable to the acquisition of Ramsay. Regulation S-X does not allow such expenses to be included in pro forma income statements.

(18)	Other operating expenses are comprised of (a) for Psychiatric Solutions, other operating expenses plus supplies expense, professional fees and rentals and leases; (b) for Riveredge Hospital, other operating expenses plus supplies, contract services, insurance, utilities, real estate taxes, professional fees and rentals and leases; (c) for PMR, other operating expenses plus research and development expenses, professional fees and rentals and leases; (d) for The Brown Schools, other operating expenses plus supplies, management fees, professional fees and rentals and leases; (e) for The Brown Schools of Oklahoma, other operating expenses plus supplies, purchased services, management fees, professional fees and rentals and leases; and (f) for Ramsay, other operating expenses, professional fees and rentals and leases.

INDEX TO FINANCIAL STATEMENTS

PSYCHIATRIC SOLUTIONS, INC.

Interim Financial Statements
Condensed Consolidated Balance Sheets as of September 30, 2003 (unaudited) and December 31, 2002	F-3
Condensed Consolidated Statements of Income for the Three and Nine Months Ended September 30, 2003 and 2002 (unaudited)	F-4
Condensed Consolidated Statements of Cash Flows for the Nine Months Ended September 30, 2003 and 2002 (unaudited)	F-5
Notes to Condensed Consolidated Financial Statements	F-6

Annual Financial Statements
Report of Independent Auditors	F-21
Consolidated Balance Sheets as of December 31, 2002 and 2001	F-22
Consolidated Statements of Operations for the Years Ended December 31, 2002, 2001 and 2000	F-23
Consolidated Statements of Stockholders’ Equity for the Years Ended December 31, 2002, 2001 and 2000	F-24
Consolidated Statements of Cash Flows for the Years Ended December 31, 2002, 2001 and 2000	F-25
Notes to Consolidated Financial Statements	F-26
Condensed Consolidating Balance Sheet as of December 31, 2002	F-50
Condensed Consolidating Statement of Operations for the Year Ended December 31, 2002	F-51
Condensed Consolidating Statement of Cash Flows for the Year Ended December 31, 2002	F-52

RAMSAY YOUTH SERVICES, INC.

Interim Financial Statements
Condensed Consolidated Balance Sheets as of March 31, 2003 (unaudited) and December 31, 2002	F-54
Condensed Consolidated Statements of Operations for the Quarter Ended March 31, 2003 and 2002 (unaudited)	F-55
Condensed Consolidated Statements of Cash Flows for the Quarter Ended March 31, 2003 and 2002 (unaudited)	F-56
Notes to Condensed Consolidated Financial Statements	F-57

Annual Financial Statements
Independent Auditors’ Report	F-65
Consolidated Balance Sheets as of December 31, 2002 and 2001	F-66
Consolidated Statements of Operations for the Years Ended December 31, 2002, 2001 and 2000	F-67
Consolidated Statements of Stockholders’ Equity for the Years Ended December 31, 2002, 2001 and 2000	F-68
Consolidated Statements of Cash Flows for the Years Ended December 31, 2002, 2001 and 2000	F-69
Notes to Consolidated Financial Statements	F-70

THE BROWN SCHOOLS (EXCLUDING THE BROWN SCHOOLS OF OKLAHOMA, INC.)
Report of Independent Auditors	F-92
Combined Balance Sheets as of March 31, 2003 (unaudited) and December 31, 2002 and 2001	F-93
Combined Statements of Operations for the Three Months Ended March 31, 2003 and 2002 (unaudited) and for the Years Ended December 31, 2002, 2001 and 2000	F-94

Combined Statements of Change in Equity of Parent for the Three Months Ended March 31, 2003 (unaudited) and for the Years Ended December 31, 2002, 2001 and 2000	F-95
Combined Statements of Cash Flows for the Three Months Ended March 31, 2003 and 2002 (unaudited) and for the Years Ended December 31, 2002, 2001 and 2000	F-96
Notes to Combined Financial Statements	F-97

THE BROWN SCHOOLS OF OKLAHOMA, INC. AND SUBSIDIARY
Independent Auditors’ Report	F-104
Consolidated Balance Sheets as of March 31, 2003 (unaudited) and December 31, 2002 and 2001	F-105
Consolidated Statements of Operations for the Three Months Ended March 31, 2003 and 2002 (unaudited) and for the Years Ended December 31, 2002, 2001 and 2000	F-106
Consolidated Statements of Stockholder’s Equity for the Years Ended December 31, 2002, 2001 and 2000	F-107
Consolidated Statements of Cash Flows for the Three Months Ended March 31, 2003 and 2002 (unaudited) and for the Years Ended December 31, 2002, 2001 and 2000	F-108
Notes to Consolidated Financial Statements	F-109

PSYCHIATRIC SOLUTIONS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30,	December 31,
	2003	2002

	(Dollars in thousands,
	except per share amounts)
	(Unaudited)
ASSETS
Current assets:
Cash	$9,574	$2,392
Accounts receivable, less allowance for doubtful accounts of $7,895
(unaudited) and $5,284, respectively	60,426	19,473
Prepaids and other	6,554	2,219

Total current assets	76,554	24,084
Property and equipment, net of accumulated depreciation	134,869	33,547
Cost in excess of net assets acquired, net	55,733	28,822
Contracts, net	3,086	607
Other assets	20,009	3,078

Total assets	$290,251	$90,138

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$11,323	$3,338
Salaries and benefits payable	10,096	4,825
Other accrued liabilities	22,842	6,482
Revolving line of credit	—	5,383
Current portion of long-term debt	786	1,687

Total current liabilities	45,047	21,715
Long-term debt, less current portion	173,514	36,752
Deferred tax liability	3,211	258
Other liabilities	3,579	864

Total liabilities	225,351	59,589
Series A convertible preferred stock, $0.01 par value, 6,000 shares authorized; 4,545 shares outstanding at September 30, 2003	25,042	—
Redeemable common stock	5,145	—
Stockholders’ equity:
Common stock, $0.01 par value, 48,000 shares authorized; 8,644 and 7,739 issued and outstanding at September 30, 2003 and December 31, 2002, respectively	83	77
Additional paid-in capital	37,130	35,008
Notes receivable from stockholders	(338)	(259)
Accumulated other comprehensive income	(6)	—
Accumulated deficit	(2,156)	(4,277)

Total stockholders’ equity	34,713	30,549

Total liabilities and stockholders’ equity	$290,251	$90,138

See notes to condensed consolidated financial statements

PSYCHIATRIC SOLUTIONS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

	2003	2002	2003	2002

	(Unaudited, dollars in thousands except
	for per share amounts)
Revenue	$98,470	$32,269	$193,002	$78,072
Salaries, wages and employee benefits	53,164	17,131	99,686	44,625
Professional fees	11,233	3,897	22,561	10,284
Supplies	6,204	1,432	10,887	3,664
Rentals and leases	1,657	260	2,439	637
Other operating expenses	13,475	5,037	30,599	8,314
Provision for bad debts	1,218	903	3,875	2,038
Depreciation and amortization	1,896	425	3,630	1,222
Interest expense, net	5,566	1,578	9,363	4,070
Loss on refinancing long-term debt	157	—	4,744	—
Change in valuation of put warrants	—	—	960	—
Change in reserve on stockholder notes	—	—	(545)	—

	94,570	30,663	188,199	74,854
Income before income taxes	3,900	1,606	4,803	3,218
Provision for income taxes	1,482	—	2,190	—

Net income	$2,418	$1,606	$2,613	$3,218
Accrued preferred stock dividends	315	—	492	—

Net income available to common stockholders	$2,103	$1,606	$2,121	$3,218

Earnings per common share:
Basic	$0.24	$0.24	$0.26	$0.58

Diluted	$0.18	$0.22	$0.24	$0.54

Shares used in computing per share amounts:
Basic	8,628	6,687	8,177	5,563
Diluted	13,515	7,561	10,978	5,934

See notes to condensed consolidated financial statements

PSYCHIATRIC SOLUTIONS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine Months Ended
	September 30,

	2003	2002

	(Unaudited, dollars in
	thousands)
Operating Activities
Net income	$2,613	$3,218
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,630	1,222
Provision for doubtful accounts	3,875	2,038
Accretion of detachable warrants	159	592
Non-cash stock compensation expense	14	114
Amortization of loan costs	945	250
Loss on refinancing long-term debt	4,744	—
Change in deferred tax liability	1,742	—
Change in valuation of put warrants	960	—
Change in reserve on stockholder notes	(545)	—
Long-term interest accrued	124	243
Changes in operating assets and liabilities:
Accounts receivable	(13,479)	127
Prepaids and other assets	2,875	369
Accounts payable	(1,922)	(1,407)
Accrued liabilities and other	6,291	496

Net cash provided by operating activities	12,026	7,262
Investing Activities:
Cash paid for acquisitions, net of cash acquired	(97,480)	6,243
Purchase of long-term securities	(971)	—
Capital purchases of property and equipment	(3,109)	(864)
Other assets	(650)	21

Net cash (used in) provided by investing activities	(102,210)	5,400
Financing Activities:
Net principal borrowings (payments) on long-term debt	77,615	(9,205)
Payment of loan and issuance costs	(5,451)	(1,878)
Proceeds from issuance of series A convertible preferred stock	25,000	—
Proceeds from issuance of common stock	202	21

Net cash provided by (used in) financing activities	97,366	(11,062)
Net increase in cash	7,182	1,600
Cash at beginning of the period	2,392	1,262

Cash at end of the period	$9,574	$2,862

Significant Non-cash Transactions:
Issuance of detachable stock warrants as consideration for Bridge Loan	$—	$299

Issuance of detachable stock warrants as consideration for subordinated debt financing	$—	$2,018

Issuance of common stock upon conversion of convertible debt	$4,588	$—

Conversion of stockholder receivable to common stock	$477	$—

Refinancing of Long term debt	$5,770	$—

Issuance of common stock upon exercise of warrants	$2,979	$—

Effect of Acquisitions:
Assets acquired, net of cash acquired	$181,601	$33,076
Liabilities assumed	(28,825)	(7,383)
Common stock and stock options issued	—	(15,072)
Long-term debt issued	(55,296)	(16,864)

Cash paid for acquisitions, net of cash acquired	$97,480	$(6,243)

See notes to condensed consolidated financial statements

PSYCHIATRIC SOLUTIONS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

September 30, 2003

1. Recent Developments

      On August 28, 2003, we borrowed approximately $6.8 million under a mortgage loan agreement insured by the U.S. Department of Housing and Urban Development (“HUD”), secured by real estate located at West Oaks Hospital in Houston, Texas. Interest accrues on the HUD loan at 5.85% and principal and interest are payable in 420 monthly installments through September 2038. We used the proceeds from the loan to repay approximately $5.8 million of our term debt under our amended and restated senior secured credit facility, pay certain financing costs, and fund required escrow amounts for future improvements to the property. The carrying amount of assets held as collateral approximated $2.7 million as of September 30, 2003.

      On July 31, 2003, we purchased for approximately $3.6 million the real property and improvements associated with Macon Behavioral Health System, which we formerly leased from Ramsay Hospital Properties, Inc. (“RHP”), located in Macon, Georgia pursuant to a put right held by RHP that was triggered by our acquisition of Ramsay Youth Services, Inc. (“Ramsay”).

      On July 10, 2003, we received 48,067 shares of our common stock as payment for approximately $466,000 of the promissory notes outstanding with a certain stockholder (see Note 7). These shares were subsequently cancelled and returned to authorized but unissued status.

2. Basis of Presentation

      The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information and with the instructions to Form 10-Q and Rule 10-01 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States for audited financial statements. The condensed consolidated balance sheet at December 31, 2002 has been derived from the audited financial statements at that date, but does not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of our financial position have been included. The majority of our expenses are “cost of revenue” items. General and administrative expenses were approximately 2% of net revenue for the nine months ended September 30, 2003. Operating results for the nine months ended September 30, 2003 are not necessarily indicative of the results that may be expected for the full year. For further information, refer to the financial statements and footnotes thereto included in our Annual Report on Form 10-K for the year ended December 31, 2002 filed on March 27, 2003.

3. Earnings Per Share

      Statement of Financial Accounting Standards (“SFAS”) No. 128, Earnings per Share, requires dual presentation of basic and diluted earnings per share by entities with complex capital structures. Basic earnings per share include no dilution and are computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflect the potential dilution of outstanding securities that, upon exercise or conversion, could share in our earnings. We have calculated our earnings per share in accordance with SFAS No. 128 for all periods presented.

PSYCHIATRIC SOLUTIONS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED) — (Continued)

      The following table sets forth the computation of basic and diluted earnings per share (dollars in thousands, except per share amounts):

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

	2003	2002	2003	2002

Numerator:
Net income available to common stockholders	$2,103	$1,606	$2,121	$3,218
Add: Interest on convertible notes	—	81	—	—
Add: Accrued dividends on series A convertible preferred stock	315	—	492	—

Earnings used in computing diluted earnings per common share	$2,418	$1,687	$2,613	$3,218
Denominator:
Weighted average shares outstanding for basic earnings per share	8,628	6,687	8,177	5,563
Effects of dilutive stock options and warrants outstanding	342	452	429	371
Effect of dilutive convertible debt outstanding	—	422	—	—
Effect of dilutive series A convertible preferred stock outstanding	4,545	—	2,372	—

Shares used in computing diluted earnings per common share	13,515	7,561	10,978	5,934

Earnings per common share, basic	$0.24	$0.24	$0.26	$0.58

Earnings per common share, diluted	$0.18	$0.22	$0.24	$0.54

      The computation of diluted earnings per share for the nine months ended September 30, 2003 does not include interest on convertible notes of $124,000 and approximately 141,000 shares representing the weighted average of convertible debt outstanding during the period as the effects would have been anti-dilutive.

4. Stock-Based Compensation

      We account for our stock option plans using the intrinsic value method in accordance with the provisions of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations. Pursuant to APB Opinion No. 25, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. We do not plan to adopt the fair-value method of accounting for stock options at the current time.

      Pro forma information regarding interim net income and earnings per share is required by SFAS No. 148, and has been determined as if we had accounted for our employee stock options under the fair value method. The fair value of options we have granted was estimated using the Black-Scholes option pricing model.

      Option valuation models require the input of highly subjective assumptions. Because our employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion,

PSYCHIATRIC SOLUTIONS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED) — (Continued)

the existing models do not necessarily provide a reliable single measure of the fair value of our employee stock options.

      For purposes of pro forma disclosure, the estimated fair value of the options at grant date is amortized to expense over the option’s vesting period. The pro forma information follows (in thousands, except per share amounts):

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

	2003	2002	2003	2002

Net income available to common stockholders	$2,103	$1,606	$2,121	$3,218
Pro forma compensation expense from stock options	41	20	113	92

Pro forma net income available to common stockholders	$2,062	$1,586	$2,008	$3,126

Basic pro forma earnings per share	$0.24	$0.24	$0.25	$0.56

Diluted pro forma earnings per share	$0.18	$0.22	$0.23	$0.53

5. Mergers and Acquisitions

      Acquiring free-standing psychiatric facilities is a key part of our business strategy. Because we have grown through mergers and acquisitions accounted for as purchases, it is difficult to make meaningful comparisons between our financial statements for the fiscal periods presented.

      On July 31, 2003, we purchased for approximately $3.6 million the real property and improvements associated with Macon Behavioral Health System, which we formerly leased from RHP, located in Macon, Georgia pursuant to a put right held by RHP that was triggered by our acquisition of Ramsay.

      On June 30, 2003, we consummated the acquisition of Ramsay, a public company that traded on the Nasdaq SmallCap Market under the symbol “RYOU,” for approximately $81.3 million, consisting of $56.2 million in cash, or $5.00 per share, $22.3 million in net assumed debt that was repaid in connection with the acquisition and $2.8 million in fees and expenses. We financed the acquisition of Ramsay with proceeds from the issuance of $150 million in 10 5/8% senior subordinated notes and the private placement of $12.5 million of our series A convertible preferred stock. The 11 owned or leased inpatient behavioral health care facilities we acquired from Ramsay, which have an aggregate of 1,292 beds, are located primarily in the Southeastern region of the United States with locations also in Michigan, Missouri and Utah. In the acquisition, we also assumed 10 contracts to manage behavioral health care facilities for government agencies in Florida, Georgia and Puerto Rico.

      In April 2003, we consummated the acquisition of six inpatient behavioral health care facilities from The Brown Schools, Inc. (“The Brown Schools”) for $63.0 million in cash. The six facilities, which have an aggregate of 895 licensed beds, are located in Austin, San Antonio and San Marcos, Texas; Charlottesville, Virginia; Colorado Springs, Colorado; and Tulsa, Oklahoma. The Brown Schools offer a full continuum of care for troubled adolescents and adults. We financed the acquisition of The Brown Schools with proceeds from the private placement of $12.5 million of our series A convertible preferred stock and an increase in funding under our senior credit facility.

      The purchase price allocations for The Brown Schools and Ramsay are preliminary as of September 30, 2003.

PSYCHIATRIC SOLUTIONS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED) — (Continued)

      The Brown Schools and Ramsay are both leading providers of behavioral health care treatment programs focused primarily on children and adolescents. The Brown Schools and Ramsay operate acute behavioral hospitals and residential treatment centers (“RTCs”) through a network of owned, leased or state-owned facilities. Both businesses have a national presence and referral base, have strong relationships with payors and have demonstrated favorable operating and financial results. Our business has historically provided acute behavioral health care services to adults. The acquisitions of The Brown Schools and Ramsay broaden our core behavioral health care business.

      The following represents the unaudited pro forma results of consolidated operations as if the acquisitions of The Brown Schools and Ramsay had occurred at the beginning of the periods presented, after giving effect to certain adjustments, including the depreciation and amortization of the assets acquired based upon their fair values and changes in interest expense resulting from changes in consolidated debt (dollars in thousands, except per share data):

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

	2003	2002	2003	2002

Revenue	$98,470	$87,122	$288,063	$243,240
Net income (loss)	$2,418	$4,784	$(978)	$20,728
Net income (loss) available to common stockholders	$2,103	$4,469	$(1,470)	$19,783
Earnings per share, basic	$0.24	$0.67	$(0.18)	$3.56

      The pro forma information given does not purport to be indicative of what our results of operations would have been if the acquisitions had in fact occurred at the beginning of the periods presented, and is not intended to be a projection of the impact on future results or trends. The pro forma information given includes non-recurring items of $157,000 on loss from refinancing of debt for the three months ended September 30, 2003 and for the nine months ended September 30, 2003, expense of $960,000 to revalue put warrants, income of $545,000 to release reserves on stockholder notes, loss of $458,000 related to a sale of land and severance costs associated with the purchase of Ramsay of approximately $2.3 million.

      On August 5, 2002, PMR Acquisition Corporation, a newly formed, wholly-owned subsidiary of PMR Corporation (“PMR”), merged with and into Psychiatric Solutions, Inc., whose name, subsequent to the merger, was changed to Psychiatric Solutions Hospitals, Inc. (“PSH”). The surviving corporation in the merger was PSH, which became a wholly-owned subsidiary of PMR, a publicly traded company. In connection with the merger, PMR changed its name to Psychiatric Solutions, Inc. and, effective August 6, 2002, the shares of Psychiatric Solutions, Inc., formerly known as PMR Corporation, were approved for listing on the Nasdaq National Market under the ticker symbol “PSYS.” Because the former PSH stockholders own a majority of the surviving corporation’s outstanding common stock, the acquisition was a “reverse acquisition” and PSH was the acquiring company for accounting purposes.

      On July 1, 2002, we acquired all of the capital stock of Aeries Healthcare Corporation and its wholly owned subsidiary, Aeries Healthcare of Illinois, Inc., for $16.1 million, prior to certain adjustments. Aeries Healthcare of Illinois, Inc. owned the assets and operations of Riveredge Hospital located near Chicago, Illinois. The acquisition was financed in part through an amendment to our senior credit facility.

      During the three months ended March 31, 2003, we finalized the valuation of identifiable intangible assets acquired in the merger with PMR. As a result, we reclassified approximately $3.7 million, which was the value of contracts acquired in the PMR merger, from cost in excess of net assets acquired to contracts.

PSYCHIATRIC SOLUTIONS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED) — (Continued)

6. Debt

      On August 28, 2003, we borrowed approximately $6.8 million under a mortgage loan agreement insured by HUD, secured by real estate located at West Oaks Hospital in Houston, Texas. Interest accrues on the HUD loan at 5.85% and principal and interest are payable in 420 monthly installments through September 2038. We used the proceeds from the loan to repay approximately $5.8 million of our term debt under our amended and restated senior secured credit facility, pay certain financing costs, and fund required escrow amounts for future improvements to the property. The carrying amount of assets held as collateral approximated $2.7 million as of September 30, 2003.

      On June 30, 2003, we issued $150 million in 10 5/8% senior subordinated notes, which are fully and unconditionally guaranteed on a senior subordinated basis by substantially all of our existing operating subsidiaries. Proceeds from the issuance of the senior subordinated notes and the private placement of $12.5 million in series A convertible preferred stock were used to finance the acquisition of Ramsay and pay down substantially all of our long-term debt. Interest on the senior subordinated notes accrues at the rate of 10.625% per annum and is payable semi-annually in arrears on June 15 and December 15, commencing on December 15, 2003. The senior subordinated notes will mature on June 15, 2013.

      In connection with the closing of the sale of our senior subordinated notes on June 30, 2003, our senior credit facility with our senior lender, CapitalSource Finance LLC (“CapSource”), was amended and restated to increase our senior secured revolving line of credit to $50.0 million from $28.0 million and refinance $36.0 million in term loans with proceeds from the sale of the senior subordinated notes. Our credit facility is secured by substantially all of our assets and the stock of our existing operating subsidiaries. The term loans accrue interest at the Citibank, N.A. prime rate plus 4.5% subject to a floor of 8.75% and are due in November 2003. The revolving line of credit accrues interest at the Citibank, N.A. prime rate plus 2% subject to a floor of 6.25% and is due in June 2006. At September 30, 2003, the interest rate under the revolving line of credit was 6.25%. Until the maturity date, we may borrow, repay and re-borrow an amount not to exceed the lesser of $50.0 million or the borrowing base (as defined in the amended and restated credit facility). As of September 30, 2003, we had $50.0 million available under the revolving line of credit under our amended and restated credit facility. Under the revolving line of credit, all of our collections, except for Medicare and Medicaid payments, are deposited into lockbox accounts controlled by CapSource. The funds deposited in the lockboxes are returned to us on a daily basis. Prior to amending and restating the senior credit facility, funds deposited in the lockboxes were applied to outstanding borrowings on a daily basis. As a result, the outstanding borrowings under the revolving line of credit were classified as short-term as of December 31, 2002 and all periods prior to June 30, 2003. We must pay on a monthly basis an unused fee in the amount of 0.5% per annum on the unused portion of our amended and restated credit facility. Such fees were approximately $70,000 for the nine months ended September 30, 2003. We are required to pay interest on a minimum balance of $17.5 million under our revolving line of credit. As of September 30, 2003, our amended and restated senior secured credit facility consisted of approximately $11.2 million of term loans and a $50.0 million revolving line of credit. We refinanced the remaining $11.2 million outstanding on the term loan with borrowings insured by HUD on November 5, 2003, see Note 12.

      Our amended and restated credit facility contains customary covenants which include: (1) a specified monthly patient census for any owned, operated or leased facilities; (2) a limitation on capital expenditures, sales of assets, mergers, changes of ownership, new principal lines of business, indebtedness, dividends and redemptions; and (3) various financial covenants. In addition, our amended and restated credit facility provides CapSource with a right of first refusal to provide additional debt financing to us. As of September 30, 2003, we were in compliance with all debt covenant requirements. If we violate one or more of these covenants, amounts outstanding under the amended and restated credit facility could

PSYCHIATRIC SOLUTIONS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED) — (Continued)

become immediately payable and additional borrowings could be restricted. As of September 30, 2003, no balance was outstanding under the revolving line of credit portion of our amended and restated senior credit facility.

      On April 1, 2003, our senior credit facility was expanded to approximately $81.0 million with the increase of our revolving line of credit to $28.0 million from $17.5 million and a new $36.0 million term loan in addition to our then-existing $17.0 million term loan. We borrowed approximately $52.2 million during April 2003, including the $36.0 million term loan and $16.2 million under the revolving line of credit, to partially fund our acquisition of The Brown Schools. The revolving line of credit and new $36.0 million term loan were repaid on June 30, 2003 with proceeds from the issuance of our 10 5/8% senior subordinated notes.

      On November 25, 2002, we entered into a mortgage loan agreement, insured by HUD, to borrow approximately $4.9 million, secured by real estate located at Holly Hill Hospital in Raleigh, North Carolina. Interest accrues on the HUD loan at 5.95% and principal and interest are payable in 420 monthly installments through December 2037. We used proceeds from the loan to replace approximately $4.4 million of our senior term loan with CapSource, pay certain refinancing costs, and fund required escrow amounts for future improvements to the property.

      In connection with the acquisition of Sunrise Behavioral Health, Ltd. in May 2000, we issued subordinated convertible notes in the amount of $3.6 million. The principal amount of these convertible notes and the interest thereon were converted into 537,908 shares of our common stock in April and May 2003 based on a conversion price of $8.53 per share.

      We also issued two promissory notes totaling $4.5 million in connection with our acquisitions of three facilities in 2001. At September 30, 2003, one note with a current principal balance of $1.0 million remained outstanding. This note accrues interest at 9% per annum and is due June 30, 2005. Among other customary covenants, the notes contains cross default covenants triggered by a default of any other indebtedness of at least $1.0 million. We were in compliance with these covenants as of September 30, 2003.

      On June 28, 2002, we entered into a securities purchase agreement with The 1818 Mezzanine Fund II, L.P. (the “1818 Fund”) where the 1818 fund agreed to issue up to $20 million of senior subordinated notes with detachable nominal warrants. At closing on June 28, 2002, a total of $10 million of the senior subordinated notes were issued. On June 30, 2003, we repaid principal of $10 million, accrued interest and a prepayment penalty of 3% to the 1818 Fund with proceeds from our issuance of 10 5/8% senior subordinated notes, and we no longer have the ability to borrow under the securities purchase agreement with the 1818 Fund.

      In connection with the issuance of the senior subordinated notes to the 1818 Fund, we issued detachable stock purchase warrants for the purchase of 372,412 shares of our common stock at an exercise price of $.01 per share. Also, we provided the 1818 Fund with the ability to require us to repurchase their warrants or the common stock acquired upon exercise of the warrants at fair market value for cash. As discussed in Note 1, the 1818 Fund exercised its stock purchase warrant and received 372,039 shares of our common stock on May 16, 2003. Because the 1818 Fund had the ability to require us to repurchase the warrants for cash, the warrants constituted a derivative that required changes in value of the warrants to be recorded as an increase or decrease to our earnings. In connection with the exercise of the warrants, the 1818 Fund provided us with a written consent to waive its ability to require that we repurchase the warrants for cash effective April 1, 2003. As such, we are no longer required to record non-cash expense for changes in the fair market value of our common stock.

PSYCHIATRIC SOLUTIONS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED) — (Continued)

7. Mezzanine Equity and Stockholders’ Equity

      As discussed in Note 1, we issued 4,545,454 shares of our series A convertible preferred stock during the quarter ended June 30, 2003. Each share of series A convertible preferred stock is convertible into one share of our common stock. Holders of our series A convertible preferred stock are entitled to receive pay-in-kind dividends, compounded quarterly, equal to 5% per share of the original share price through March 31, 2005. Thereafter, pay-in-kind dividends will compound quarterly at 7% per share of the original share price. Because we may be required to redeem the series A convertible preferred stock upon certain change of control events that may not be within our control, the series A convertible preferred stock has been classified outside of our permanent stockholders’ equity.

      As discussed in Notes 1 and 6, we issued 372,039 shares of our common stock to the 1818 Fund upon the exercise of the 1818 Fund’s stock purchase warrant. Because the 1818 Fund maintains the right to demand redemption of these shares, we have classified the shares outside of our permanent stockholders’ equity. Furthermore, the redemption feature of this issuance of common stock to the 1818 Fund requires that we record the value of those shares at their redemption amount, with any changes in redemption amount reflected as a component of stockholders’ equity.

      As a part of the merger with PMR, we became the holder of promissory notes with certain stockholders of PMR. Because a certain provision of the stockholder notes allows the stockholders to repay those notes with our common stock at the higher of a stated price or the market value of our common stock, the notes have been classified in our stockholders’ equity. As the stated price was higher than the market value at December 31, 2002, we recorded a reserve on the promissory notes equal to the difference between the stated price and market value. Due to the increase in the market price of our common stock during the six months ended June 30, 2003, we released $545,000 of the reserve on the stockholder notes. At June 30, 2003 and September 30, 2003, we did not maintain a reserve balance on our stockholder notes because the market value exceeded the stated price. We may have to establish reserves in the future should the market value of our common stock decrease below the stated price. On July 10, 2003, we received 48,067 shares of our common stock as payment for approximately $466,000 of the promissory notes outstanding. These shares were subsequently cancelled and returned to authorized but unissued status. The current outstanding balance of these notes is $338,000.

8. Income Taxes

      During prior years, we generated net operating loss (“NOL”) carryforwards for federal and state income tax purposes. As a result of the NOL carryforwards, we have not recorded a provision for income tax for the period ended September 30, 2002. During the fourth quarter of 2002, we released our valuation allowance and recorded a corresponding income tax benefit for the twelve months ended December 31, 2002. The provision recorded for the nine months ended September 30, 2003 reflects an effective tax rate of approximately 45.6% due in part to the non-deductible charge related to the valuation of the put warrants discussed in Note 6.

9. Disclosures About Reportable Segments

      In accordance with the criteria of SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information, we determined that, as of September 30, 2003, we operate two reportable segments: (1) Owned and Leased Facilities and (2) Management Contracts. As of September 30, 2003, the Owned and Leased Facilities segment provides mental and behavioral health services to patients in its 19 owned and 3 leased facilities in 12 states. The Management Contracts segment provides psychiatric management and development services to 45 behavioral health units in hospitals and clinics in 15 states and provides

PSYCHIATRIC SOLUTIONS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED) — (Continued)

mental and behavioral health services to 10 facilities for state government agencies. Activities classified as “Corporate and Other” in the following schedule relate primarily to unallocated home office items.

      Adjusted EBITDA is a non-GAAP financial measure and is defined as net income (loss) before discontinued operations, interest expense (net of interest income), income taxes, depreciation, amortization, stock compensation and other items included in the caption labeled “Other expenses.” These other expenses may occur in future periods but the amounts recognized can vary significantly from period to period and do not directly relate to the ongoing operations of our health care facilities. Our management relies on adjusted EBITDA as the primary measure to review and assess operating performance of our facilities and their management teams. We believe it is useful to investors to provide disclosures of our operating results on the same basis as that used by management. Management and investors also review adjusted EBITDA to evaluate our overall performance and to compare our current operating results with corresponding periods and with other companies in the health care industry. You should not consider adjusted EBITDA in isolation or as a substitute for net income, operating cash flows or other cash flow statement data determined in accordance with accounting principles generally accepted in the United States. Because adjusted EBITDA is not a measure of financial performance under accounting principles generally accepted in the United States and is susceptible to varying calculations, it may not be comparable to similarly titled measures of other companies. The following is a financial summary by business segment for the periods indicated (dollars in thousands):

	Owned and
	Leased	Management	Corporate
	Facilities	Contracts	and Other	Consolidated

Three months ended September 30, 2003
Revenue	$74,460	$24,010	$—	$98,470
Adjusted EBITDA	$8,521	$4,406	$(1,403)	$11,524
Interest expense	1,816	(5)	3,755	5,566
Provision for income taxes	1,413	1,330	(1,261)	1,482
Depreciation and amortization	1,573	310	13	1,896
Inter-segment expenses	1,413	601	(2,014)	—
Stock compensation expense	—	—	5	5
Other expenses:
Loss on refinance of long-term debt	—	—	157	157

Total other expenses	—	—	157	157

Net income (loss)	$2,306	$2,170	$(2,058)	$2,418

Segment assets	$134,056	$42,008	$114,187	$290,251

PSYCHIATRIC SOLUTIONS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED) — (Continued)

	Owned and
	Leased	Management	Corporate
	Facilities	Contracts	and Other	Consolidated

Three months ended September 30, 2002
Revenue	$22,864	$9,405	$—	$32,269
Adjusted EBITDA	$2,563	$1,927	$(876)	$3,614
Interest expense	1,052	79	447	1,578
Depreciation and amortization	299	98	28	425
Inter-segment expenses	630	311	(941)	—
Stock compensation expense	—	—	5	5

Net income (loss)	$582	$1,439	$(415)	$1,606

Segment assets	$49,218	$31,867	$5,964	$87,049

	Owned and
	Leased	Management	Corporate
	Facilities	Contracts	and Other	Consolidated

Nine months ended September 30, 2003
Revenue	$145,510	$47,492	$—	$193,002
Adjusted EBITDA	$19,067	$8,907	$(5,005)	$22,969
Interest expense	4,086	97	5,180	9,363
Provision for income taxes	3,031	2,498	(3,339)	2,190
Depreciation and amortization	2,746	840	44	3,630
Inter-segment expenses	4,259	1,397	(5,656)	—
Stock compensation expense	—	—	14	14
Other expenses:
Loss on refinance of long-term debt	—	—	4,744	4,744
Change in valuation of put warrants	—	—	960	960
Change in reserve on stockholder notes	—	—	(545)	(545)

Total other expenses	—	—	5,159	5,159

Net income (loss)	$4,945	$4,075	$(6,407)	$2,613

Segment assets	$134,056	$42,008	$114,187	$290,251

PSYCHIATRIC SOLUTIONS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED) — (Continued)

	Owned and
	Leased	Management	Corporate
	Facilities	Contracts	and Other	Consolidated

Nine months ended September 30, 2002
Revenue	$56,465	$21,607	$—	$78,072
Adjusted EBITDA	$5,813	$5,054	$(2,243)	$8,624
Interest expense	2,358	242	1,470	4,070
Depreciation and amortization	850	272	100	1,222
Inter-segment expenses	1,834	612	(2,446)	—
Stock compensation expense	—	—	114	114

Net income (loss)	$771	$3,928	$(1,481)	$3,218

Segment assets	$49,218	$31,867	$5,964	$87,049

10. Recent Pronouncements

      In January 2003, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 46, Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51 (“FIN 46”). FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after December 15, 2003. We do not expect this new interpretation to have a material effect on our future results of operations or financial position.

11. Financial Information for Psychiatric Solutions and Its Subsidiaries

      We conduct substantially all of our business through our subsidiaries. Presented below is condensed consolidated financial information for us and our subsidiaries as of September 30, 2003, and for the three and nine months ended September 30, 2003. The information segregates the parent company (Psychiatric Solutions, Inc.), the combined wholly owned subsidiary guarantors, the combined non-guarantors, and eliminations. All of the subsidiary guarantees are both full and unconditional and joint and several. No combining financial information has been presented for prior periods as there were no non-guarantor subsidiaries prior to November 2002.

PSYCHIATRIC SOLUTIONS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED) — (Continued)

Psychiatric Solutions, Inc.

Condensed Consolidating Balance Sheet
As of September 30, 2003 (Unaudited)
(Dollars in thousands)

		Combined	Combined		Total
		Subsidiary	Non-	Consolidating	Consolidated
	Parent	Guarantors	Guarantors	Adjustments	Amounts

Current Assets:
Cash	$—	$8,270	$1,304	$—	$9,574
Accounts receivable, net	—	60,426	—	—	60,426
Prepaids and other	—	6,501	53	—	6,554

Total current assets	—	75,197	1,357	—	76,554
Property and equipment, net of accumulated depreciation	—	126,558	8,311	—	134,869
Cost in excess of net assets acquired	—	55,733	—	—	55,733
Contracts, net	—	3,086	—	—	3,086
Investment in subsidiaries	220,543	—	—	(220,543)	—
Other assets	8,126	9,007	6,050	(3,174)	20,009

Total assets	$228,669	$269,581	$15,718	$(223,717)	$290,251

Current Liabilities:
Accounts payable	$—	$11,323	$—	$—	$11,323
Salaries and benefits payable	—	10,096	—	—	10,096
Other accrued liabilities	4,089	18,691	1,042	(980)	22,842
Revolving line of credit	—	—	—	—	—
Current portion of long-term debt	—	686	100	—	786

Total current liabilities	4,089	40,796	1,142	(980)	45,047
Long-term debt, less current portion	161,884	—	11,630	—	173,514
Deferred tax liability	—	3,211	—	—	3,211
Other liabilities	2,599	—	—	980	3,579

Total liabilities	168,572	44,007	12,772	—	225,351
Series A convertible preferred stock	25,042	—	—	—	25,042
Redeemable common stock	5,145	—	—	—	5,145
Stockholders’ equity:
Total stockholders’ equity	29,910	225,574	2,946	(223,717)	34,713

Total liabilities and stockholders’ equity	$228,669	$269,581	$15,718	$(223,717)	$290,251

PSYCHIATRIC SOLUTIONS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED) — (Continued)

Psychiatric Solutions, Inc.

Condensed Consolidating Statement of Income
For the Three Months Ended September 30, 2003 (Unaudited)
(Dollars in thousands)

		Combined	Combined		Total
		Subsidiary	Non-	Consolidating	Consolidated
	Parent	Guarantors	Guarantors	Adjustments	Amounts

Revenue	$—	$98,470	$419	$(419)	$98,470
Salaries, wages and employee benefits	—	53,164	—	—	53,164
Professional fees	—	11,192	41	—	11,233
Supplies	—	6,204	—	—	6,204
Rentals and leases	—	1,657	—	—	1,657
Other operating expenses	—	13,642	252	(419)	13,475
Provision for bad debts	—	1,218	—	—	1,218
Depreciation and amortization	608	1,218	70	—	1,896
Interest expense	5,457	—	109	—	5,566
Loss on refinancing long-term debt	157	—	—	—	157
Change in reserve of stockholder notes	—	—	—	—	—

	6,222	88,295	472	(419)	94,570
(Loss) income before income taxes	(6,222)	10,175	(53)	—	3,900
(Benefit from) provision for income taxes	(2,133)	3,635	(20)	—	1,482

Net (loss) income	(4,089)	6,540	(33)	—	2,418
Accrued preferred stock dividends	315	—	—	—	315

Net (loss) income available to common shareholders	$(4,404)	$6,540	$(33)	$—	$2,103

PSYCHIATRIC SOLUTIONS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED) — (Continued)

Psychiatric Solutions, Inc.

Condensed Consolidating Statement of Income
For the Nine Months Ended September 30, 2003 (Unaudited)
(Dollars in thousands)

		Combined	Combined		Total
		Subsidiary	Non-	Consolidating	Consolidated
	Parent	Guarantors	Guarantors	Adjustments	Amounts

Revenue	$—	$193,002	$1,227	$(1,227)	$193,002
Salaries, wages and employee benefits	—	99,686	—	—	99,686
Professional fees	—	22,477	84	—	22,561
Supplies	—	10,887	—	—	10,887
Rentals and leases	—	2,439	—	—	2,439
Other operating expenses	571	30,512	743	(1,227)	30,599
Provision for bad debts	—	3,875	—	—	3,875
Equity in earnings of subsidiaries	—	—	—	—	—
Depreciation and amortization	936	2,507	187	—	3,630
Interest expense	8,984	124	255	—	9,363
Loss on refinancing of long-term debt	4,744	—	—	—	4,744
Change in valuation of put warrants	960	—	—	—	960
Change in reserve of stockholder notes	(545)	—	—	—	(545)

	15,650	172,507	1,269	(1,227)	188,199
(Loss) income before income taxes	(15,650)	20,495	(42)	—	4,803
(Benefit from) provision for income taxes	(5,582)	7,788	(16)	—	2,190

Net (loss) income	(10,068)	12,707	(26)	—	2,613
Accrued preferred stock dividends	492	—	—	—	492

Net (loss) income available to common shareholders	$(10,560)	$12,707	$(26)	$—	$2,121

PSYCHIATRIC SOLUTIONS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED) — (Continued)

Psychiatric Solutions, Inc.

Condensed Consolidating Statement of Cash Flows
For the Nine Months Ended September 30, 2003 (Unaudited)
(Dollars in thousands)

		Combined	Combined		Total
		Subsidiary	Non-	Consolidating	Consolidated
	Parent	Guarantors	Guarantors	Adjustments	Amounts

Operating Activities
Net (loss) income	$(10,068)	$12,707	$(26)	$—	$2,613
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	—	3,443	187	—	3,630
Provision for doubtful accounts	—	3,875	—	—	3,875
Accretion of detachable warrants	159	—	—	—	159
Non-cash stock compensation expense	—	14	—	—	14
Amortization of loan costs	936	—	9	—	945
Loss on refinancing long-term debt	4,586	158	—	—	4,744
Change in deferred tax liability	—	1,742	—	—	1,742
Change in valuation of put warrants	960	—	—	—	960
Change in reserve on stockholder notes	(545)	—	—	—	(545)
Long-term interest accrued	—	124	—	—	124
Changes in operating assets and liabilities, net of effect of acquisitions:
Accounts receivable	—	(13,479)	—	—	(13,479)
Prepaids and other current assets	(8,126)	11,742	2,433	(3,174)	2,875
Accounts payable	—	(1,922)	—	—	(1,922)
Accrued liabilities and other liabilities	5,759	1,481	(949)	—	6,291

Net cash (used in) provided by continuing operating activities	(6,339)	19,885	1,654	(3,174)	12,026
Investing Activities:
Cash paid for acquisitions, net of cash acquired	(97,480)	—	—	—	(97,480)
Purchase of long-term securities	—	—	(971)	—	(971)
Capital purchases of property and equipment	—	(3,109)	—	—	(3,109)
Other assets	—	(644)	(6)	—	(650)

Net used in investing activities	(97,480)	(3,753)	(977)	—	(102,210)

PSYCHIATRIC SOLUTIONS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED) — (Continued)

		Combined	Combined		Total
		Subsidiary	Non-	Consolidating	Consolidated
	Parent	Guarantors	Guarantors	Adjustments	Amounts

Financing Activities:
Net principal borrowings on long-term debt	77,615	—	6,834	(6,834)	77,615
Net transfers to and from members	6,453	(9,037)	(7,424)	10,008	—
Payment of loan and issuance costs	(5,451)	—	—	—	(5,451)
Proceeds from issuance of series A convertible preferred stock	25,000	—	—	—	25,000
Proceeds from issuance of common stock	202	—	—	—	202

Net cash provided by (used in) financing activities	103,819	(9,037)	(590)	3,174	97,366
Net increase in cash	—	7,095	87	—	7,182
Cash at beginning of year	—	1,175	1,217	—	2,392

Cash at end of year	$—	$8,270	$1,304	$—	$9,574

12. Subsequent Events

      On November 5, 2003, we borrowed approximately $12.1 million under a mortgage loan agreement insured by HUD, secured by real estate located at Riveredge Hospital near Chicago, Illinois. Interest accrues on the HUD loan at 5.65% and principal and interest are payable in 420 monthly installments through December 2038. We used the proceeds from the loan to repay approximately $11.2 million of our amended and restated senior secured credit facility, pay certain financing costs and fund required escrow amounts for future improvements to the property.

      On November 1, 2003, we acquired the outstanding stock of Laurelwood Center, Inc., which operates Alliance Health Center, a 109-bed acute care psychiatric hospital in Meridian, Mississippi, for approximately $11 million. Alliance Health Center is a licensed acute care hospital that provides psychiatric care for children, adolescents and adults. In addition, a 60-bed residential treatment center is under construction and is scheduled to open during the third quarter of 2004.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders Psychiatric Solutions, Inc.

      We have audited the accompanying consolidated balance sheets of Psychiatric Solutions, Inc. as of December 31, 2002 and 2001 and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Psychiatric Solutions, Inc. at December 31, 2002 and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States.

      As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for goodwill and intangible assets.

ERNST & YOUNG LLP

Nashville, Tennessee

March 7, 2003

PSYCHIATRIC SOLUTIONS, INC.

CONSOLIDATED BALANCE SHEETS

	December 31,

	2002	2001

	(In thousands)
ASSETS
Current assets:
Cash	$2,392	$1,262
Accounts receivable, less allowance for doubtful accounts of $5,284 and $3,940, respectively	19,473	17,477
Prepaids and other	2,219	819

Total current assets	24,084	19,558
Property and equipment:
Land	6,808	5,260
Buildings	25,475	11,670
Equipment	3,253	1,631
Less accumulated depreciation	(1,989)	(581)

	33,547	17,980
Cost in excess of net assets acquired	28,822	15,208
Contracts, net	607	914
Other assets	3,078	634

Total assets	$90,138	$54,294

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$3,338	$1,902
Salaries and benefits payable	4,825	2,532
Other accrued liabilities	6,482	3,361
Revolving line of credit	5,383	11,150
Current portion of long-term debt	1,687	4,237

Total current liabilities	21,715	23,182
Long-term debt, less current portion	36,752	20,951
Deferred tax liability	258	383
Other liabilities	864	540

Total liabilities	59,589	45,056
Stockholders’ equity:
Preferred stock, $0.01 par value, 16,700 shares authorized; no shares issued	—	—
Common stock, $0.01 par value, 35,000 shares authorized; 7,739 and 4,990 issued and outstanding, respectively	77	50
Additional paid-in capital	35,008	19,149
Notes receivable from stockholders	(259)	—
Accumulated deficit	(4,277)	(9,961)

Total stockholders’ equity	30,549	9,238

Total liabilities and stockholders’ equity	$90,138	$54,294

PSYCHIATRIC SOLUTIONS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,

	2002	2001	2000

	(In thousands except
	for per share amounts)
Revenue	$113,912	$43,999	$23,502
Salaries, wages and employee benefits	62,326	26,183	15,257
Professional fees	14,373	7,039	3,771
Supplies	5,325	1,241	421
Rentals and leases	870	328	376
Other operating expenses	15,326	2,714	1,258
Provision for bad debts	3,681	662	467
Depreciation and amortization	1,770	945	757
Interest expense	5,564	2,660	1,723

	109,235	41,772	24,030

Income (loss) from continuing operations before income taxes	4,677	2,227	(528)
Provision for (benefit from) income taxes	(1,007)	—	—

Income (loss) from continuing operations	5,684	2,227	(528)
Discontinued operations before extraordinary item:
Income from operations of discontinued lines of business	—	89	350
Gain (loss) on disposal of discontinued lines of business, net of income taxes of $223 for 2001	—	1,499	(1,738)

Income (loss) from discontinued operations	—	1,588	(1,388)

Net income (loss) before extraordinary item	5,684	3,815	(1,916)
Loss from early retirement of debt	—	(1,237)	—

Net income (loss)	$5,684	$2,578	$(1,916)

Basic earnings per share:
Income (loss) from continuing operations	$0.93	$0.44	$(0.11)
Income (loss) from discontinued operations	—	0.32	(0.29)
Loss from early retirement of debt	—	(0.25)	—

Net income (loss)	$0.93	$0.51	$(0.40)

Diluted earnings per share:
Income (loss) from continuing operations	$0.86	$0.42	$(0.11)
Income (loss) from discontinued operations	—	0.30	(0.29)
Loss from early retirement of debt	—	(0.23)	—

Net income (loss)	$0.86	$0.49	$(0.40)

Shares used in computing per share amounts:
Basic	6,111	5,010	4,817
Diluted	6,986	5,309	4,817

PSYCHIATRIC SOLUTIONS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

				Notes
	Common Stock		Additional	Receivable
			Paid-In	from	Accumulated
	Shares	Amount	Capital	Stockholders	Deficit	Total

	(In thousands)
Balance at December 31, 1999	4,668	$47	$16,393	$—	$(10,623)	$5,817
Common stock issued	417	4	2,330	—	—	2,334
Net loss	—	—	—	—	(1,916)	(1,916)

Balance at December 31, 2000	5,085	51	18,723	—	(12,539)	6,235
Common stock issued	4	—	720	—	—	720
Reacquired common stock	(99)	(1)	(294)	—	—	(295)
Net income	—	—	—	—	2,578	2,578

Balance at December 31, 2001	4,990	50	19,149	—	(9,961)	9,238
Common stock and options issued with PMR merger	2,421	24	15,361	(259)	—	15,126
Value of warrants issued	—	—	330	—	—	330
Exercise of stock options and warrants	328	3	50	—	—	53
Issuance of stock options	—	—	118	—	—	118
Net income	—	—	—	—	5,684	5,684

Balance at December 31, 2002	7,739	$77	$35,008	$(259)	$(4,277)	$30,549

PSYCHIATRIC SOLUTIONS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,

	2002	2001	2000

	(In thousands)
Operating Activities
Net income (loss)	$5,684	$2,578	$(1,916)
Adjustments to reconcile net income (loss) to net cash provided by (used in) continuing operating activities:
Depreciation and amortization	1,770	945	757
Provision for doubtful accounts	3,681	662	467
Accretion of detachable warrants	677	704	166
Non-cash stock compensation expense	118	—	—
Amortization of loan costs	419	172	69
Release of deferred tax asset valuation allowance	(1,332)	—	—
Extraordinary loss on extinguishment of debt	—	1,237	—
Additional reserve on stockholder notes	92	—	—
Loss (income) from discontinued operations	—	(1,588)	1,388
Long-term interest accrued	324	324	216
Changes in operating assets and liabilities, net of effect of acquisitions:
Accounts receivable	(1,348)	392	(641)
Prepaids and other current assets	(399)	(118)	(74)
Accounts payable	(2,523)	(247)	47
Salaries and benefits payable	1,504	783	62
Accrued liabilities and other liabilities	255	947	(718)

Net cash provided by (used in) continuing operating activities	8,922	6,791	(177)
Investing activities:
Cash acquired (paid) for acquisitions, net of cash paid or acquired	6,243	(305)	(9,529)
Capital purchases of leasehold improvements, equipment and software	(1,470)	(116)	(106)
Change in net assets of discontinued operations	—	2,388	939
Other assets	(612)	—	(23)

Net cash provided by (used in) investing activities	4,161	1,967	(8,719)
Financing activities:
Net principal (payments) borrowings on long-term debt	$(11,772)	$(6,956)	$6,440
Payment of loan costs	(234)	(880)	(289)
Proceeds from issuance of common stock	53	4	1,917

Net cash (used in) provided by financing activities	(11,953)	(7,832)	8,068
Net increase in cash	1,130	926	(828)
Cash at beginning of the year	1,262	336	1,164

Cash at end of the year	$2,392	$1,262	$336

Supplemental Cash Flow Information:
Interest paid	$3,905	$1,717	$1,401

Effect of Acquisitions:
Assets acquired, net of cash acquired	$34,868	$30,978	$16,134
Liabilities assumed	(8,862)	(3,661)	(2,559)
Notes payable issued	—	(4,500)	(4,000)
Common stock and stock options issued	(15,385)	—	(46)
Long-term debt issued	(16,864)	(22,512)	—

Cash (acquired) paid for acquisitions, net of cash paid or acquired	$(6,243)	$305	$9,529

Significant Non-cash Transactions:
Issuance of detachable stock warrants as consideration for Bridge Loan	$330	$718	$373

Issuance of detachable stock warrants as consideration for subordinated debt financing	$2,018	$—	$—

Financing of early debt termination fee	$—	$818	$—

Financing of loan costs	$2,004	$—	$—

PSYCHIATRIC SOLUTIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002

1. Summary of Significant Accounting Policies

Description of Business

      Psychiatric Solutions, Inc. (the “Company” or “PSI”) was incorporated in 1988 as a Delaware corporation with its corporate office in Franklin, Tennessee. The Company manages behavioral health units and owns psychiatric facilities.

      The Company has formed two operating divisions: (1) Psychiatric Unit Management, and (2) Freestanding Specialty Hospitals. The Psychiatric Unit Management division provides psychiatric management and development services to behavioral health units in hospitals and clinics. The Freestanding Specialty Hospitals division includes owned psychiatric facilities. As of December 31, 2002, the Company managed 48 behavioral health units and owned five psychiatric facilities in three states.

Basis of Consolidation

      The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions are eliminated in consolidation.

Cash

      Cash consists of demand deposits held at financial institutions. The Company places its cash in financial institutions that are federally insured and limits the amount of credit exposure with any one financial institution.

Accounts Receivable

      Accounts receivable vary according to the type of service being provided. Accounts receivable for the Psychiatric Unit Management division is comprised of contractually determined fees for services rendered. Such amounts are recorded net of estimated bad debts. Concentration of credit risk is limited by the number of customers.

      Accounts receivable for the Freestanding Specialty Hospitals division are comprised of patient service revenue and are recorded net of contractual adjustments and estimated bad debts. Such amounts are owed by various governmental agencies, insurance companies and private patients. Medicare comprised approximately 14% and 17% of net patient receivables at December 31, 2002 and 2001, respectively. Medicaid comprised approximately 28% and 14% of net patient receivables at December 31, 2002 and 2001, respectively. Concentration of credit risk from other payers is limited by the number of patients and payers.

Income Taxes

      The Company accounts for income taxes under the liability method. Under this method, deferred tax assets and liabilities are determined based upon differences between the financial statement carrying amounts and tax bases of assets and liabilities and are measured using the enacted tax laws that will be in effect when the differences are expected to reverse.

PSYCHIATRIC SOLUTIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Long-Lived Assets

Property and Equipment

      Property and equipment are stated at cost and depreciated using the straight-line method over the useful lives of the assets, which range from 25 to 35 years for buildings and improvements and 2 to 7 years for equipment. Leasehold improvements are amortized on a straight-line basis over the shorter of the lease term or estimated useful lives of the assets. Depreciation expense was $1,408,000 and $279,000 for the years ended December 31, 2002 and 2001, respectively.

Cost in Excess of Net Assets Acquired (Goodwill)

      During July 2001, the Financial Accounting Standards Board (“FASB”) issued Statements of Financial Accounting Standards No. 141, Business Combinations (“SFAS 141”) and No. 142, Goodwill and Other Intangible Assets (“SFAS 142”). These statements made significant changes to the accounting for business combinations, goodwill, and intangible assets.

      SFAS 141 eliminates the pooling of interests method of accounting for business combinations. In addition, it further clarifies the criteria for recognition of intangible assets separately from goodwill. SFAS 141 was effective for transactions completed subsequent to June 30, 2001. The application of SFAS 141 did not have a material effect on the Company’s results of operations or financial position.

      Under SFAS 142, goodwill and intangible assets with indefinite lives are no longer amortized but are reviewed at least annually for impairment. The amortization provisions of SFAS 142 apply to goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, the Company adopted SFAS 142 effective January 1, 2002. Pursuant to SFAS 142, the Company completed its transitional and annual impairment test of goodwill in 2002 which resulted in no goodwill impairment

      A reconciliation of previously reported net income to the pro forma amounts adjusted for the exclusion of goodwill amortization follows (in thousands, except per share amounts):

	Year Ended December 31,

	2002	2001	2000

Reported net income (loss) before extraordinary item	$5,684	$3,815	$(1,916)
Extraordinary loss on extinguishment of debt	$—	(1,237)	—

Reported net income (loss)	$5,684	$2,578	$(1,916)
Add: goodwill amortization	—	359	276

Proforma adjusted net income	$5,684	$2,937	$(1,640)

Proforma adjusted earnings per common share, basic	$0.93	$0.59	$(0.34)

Proforma adjusted earnings per common share, diluted	$0.86	$0.55	$(0.34)

      The following table presents the changes in the carrying amount of goodwill for the year ended December 31, 2002 (in thousands):

Balance at December 31, 2001	15,208
Acquisition of PMR Corporation	12,914
Acquisition of Riveredge	662
Other	38
Balance at December 31, 2002	28,822

PSYCHIATRIC SOLUTIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Contracts

      Contracts represent the fair value of management contracts and service contracts purchased and are being amortized using the straight-line method over five years. The amounts reported at December 31, 2002 and 2001 are net of accumulated amortization of $927,000 and $620,000, respectively. Amortization expense related to contracts was $307,000 and $306,000 for the years ended December 31, 2002 and 2001, respectively. Estimated amortization expense for the years ended December 31, 2003 and 2004 of contracts is $300,000.

      When events, circumstances and operating results indicate that the carrying values of certain long-lived assets and the related identifiable intangible assets might be impaired, the Company prepares projections of the undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the projections indicate that the recorded amounts are not expected to be recoverable, such amounts are reduced to estimated fair value. Fair value is estimated based upon projections of discounted cash flows.

Other Assets

      Other assets consist principally of loan costs which are deferred and amortized over the term of the related debt. The amounts reported at December 31, 2002 and 2001 are net of accumulated amortization of $484,000 and $85,000, respectively.

Stock-Based Compensation

      In January 2003, the FASB issued SFAS 148, Accounting for Stock-Based Compensation — Transition and Disclosure, an Amendment of FASB Statement No. 123. SFAS 148 amends SFAS 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair-value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS 148 has no material impact on the Company, as it does not plan to adopt the fair-value method of accounting for stock options at the current time. The Company has included the required disclosures below and in Note 10.

      The Company accounts for its stock option plans in accordance with the provisions of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations as more fully described in Note 10. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price.

      Pro forma information regarding net income and earnings per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. During 2002, 2001 and 2000, the Company granted 515,000, 35,000 and 85,000 stock options, respectively. The fair value of these options was estimated using the Black-Scholes option pricing model for 2002. For 2001 and 2000, the Company used the minimum value option pricing model as its stock was not publicly traded.

PSYCHIATRIC SOLUTIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

      The following weighted-average assumptions were used in the respective pricing models:

	2002	2001	2000

Risk-free interest rate	3.11%	3.69%	6.27%
Volatility	111.70%	N/A	N/A
Expected life	4	10	10
Dividend yield	0.00%	0.00%	0.00%

      The weighted-average fair value of options granted are presented in the following table:

	2002	2001	2000

Exercise Price equal to Market Price	$4.13	$0.05	$0.08
Exercise Price less than Market Price	$3.74	$—	$—
Exercise Price greater than Market Price	$2.67	$—	$—

      Option valuation models require the input of highly subjective assumptions. Because the Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

      For purposes of pro forma disclosure, the estimated fair value of the options is amortized to expense over the option’s vesting period. The Company’s pro forma information follows (in thousands, except per share amounts):

	2002	2001	2000

Net income (loss)	$5,684	$2,578	$(1,916)
Pro forma compensation expense from stock options	92	12	19

Pro forma net income (loss)	$5,592	$2,566	$(1,935)

Basic pro forma earnings (loss) per share	$0.92	$0.51	$(0.40)

Diluted pro forma earnings (loss) per share	$0.85	$0.48	$(0.40)

Use of Estimates

      Management of the Company has made certain estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with accounting principles generally accepted in the United States. Actual results could differ from those estimates.

Risk Management

      The Company carries general and professional liability insurance from an unrelated commercial insurance carrier. Prior to December 6, 2002, the Company maintained a claims-made policy under which it was insured for per occurrence losses up to $6,000,000 with policy limits of $8,000,000 in the aggregate. On December 6th, 2002, the Company increased its self-insured retention from $100,000 per claim to $3 million per claim and increased its policy limit to $10 million per occurrence and in the aggregate to mitigate the increases in the cost of professional and general liability insurance and to increase coverage for additional exposures due to acquisitions. The reserve for professional and general liability risks is based on historical claims, demographic factors, industry trends, severity factors, and other actuarial assumptions calculated by an independent third party. This estimate is discounted to its present value using a 5%

PSYCHIATRIC SOLUTIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

discount rate. This estimated accrual for professional and general liabilities could be significantly affected should current and future occurrences differ from historical claim trends and expectations. The Company has established a captive insurance company to manage this additional self-insured retention. While claims are monitored closely when estimating professional and general liability accruals, the complexity of the claims and wide range of potential outcomes often hampers timely adjustments to the assumptions used in these estimates. The reserve for professional and general liability was $743,000 as of December 31, 2002. The Company had no reserves recorded in previous years because substantially all of the risk was insured.

      The Company also carries workers’ compensation insurance from an unrelated commercial insurance carrier. The Company’s experience with workers’ compensation claims has been insignificant. The Company believes that adequate provision has been made for workers compensation and professional and general liability risks.

Fair Value of Financial Instruments

      The carrying amounts reported in the accompanying Consolidated Balance Sheets for cash, accounts receivable, and accounts payable approximate their fair value given the short-term maturity of these instruments. Based upon the borrowing rates currently available to the Company, the carrying amounts reported in the accompanying Consolidated Balance Sheets for long-term debt approximate fair value.

Merger with PMR Corporation

      On August 5, 2002, pursuant to a definitive Merger Agreement dated May 6, 2002 and with respective stockholder and regulatory approvals, PMR Acquisition Corporation, a newly formed, wholly-owned subsidiary of PMR Corporation, merged with and into Psychiatric Solutions, Inc., a Delaware corporation whose name, subsequent to the merger, was changed to Psychiatric Solutions Hospitals, Inc. (“PSH”). Concurrently, the name of PMR Corporation was changed to Psychiatric Solutions, Inc. (“PSI” or the “Company”). The surviving corporation in the merger was PSH, which has become a wholly-owned subsidiary of the Company. In exchange for their outstanding shares of common stock or preferred stock in PSH, stockholders of PSH received newly-issued shares of Company common stock. Options to acquire PSH common stock were converted into options to purchase shares of Company common stock based on the common stock exchange ratio used in the merger. Warrants of PSH will enable the holders to exercise these securities into shares of Company common stock. After giving effect to the exercise of all outstanding options and warrants of PSH following the merger, the former PSH stockholders and the Company’s pre-merger stockholders received approximately 72% and 28% of the common stock of the Company, respectively. The headquarters of the combined company has been relocated to Franklin, Tennessee. In addition, effective August 6, 2002, the shares of the Company were approved for listing on the Nasdaq National Market under the ticker symbol “PSYS.” The Merger Agreement is on file with the Securities and Exchange Commission (“SEC”) as an exhibit to Amendment No. 1 to the Company’s Registration Statement on Form S-4 filed on June 12, 2002, as amended July 11, 2002.

      In as much as the former PSH stockholders own more than half of the surviving corporation’s outstanding common stock pursuant to the merger, PSH has been treated as the acquiring company for accounting purposes. The condensed consolidated financial statements located herein relate to PSH only prior to August 5, 2002, and to the merged company on and subsequent to August 5, 2002. Historical financial information relating to PMR Corporation just prior to the merger can be found in the Company’s quarterly report on Form 10-Q for the quarter ended July 31, 2002, as filed with the SEC on September 16, 2002.

PSYCHIATRIC SOLUTIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Reclassifications

      Certain reclassifications have been made to the prior year to conform with current year presentation. Specifically, PSH’s Series A Preferred Stock, Series B Preferred Stock and Common Stock were converted to post merger Common Stock on August 5, 2002 at rates pursuant to the merger agreement with PMR Corporation of 0.246951, 0.312864 and 0.115125, respectively. All periods prior to August 5, 2002 have been retroactively restated to reflect conversion at the applicable conversion rates. The following table sets forth the effect of retroactive conversion as of December 31, 2001 (in thousands):

	Effect of Conversion at December 31, 2001

			Additional
	Common Stock		Paid in Capital	Series A Preferred		Series B Preferred

		Shares			Shares		Shares
	Balance	O/S	Balance	Balance	O/S	Balance	O/S

Balances prior to conversion	73	7,296	74	10,497	10,497	8,555	4,976
Conversion of Common Stock to post merger Common Stock	(65)	(6,456)	65
Conversion of Series A Preferred to post merger Common	26	2,593	10,471	(10,497)	(10,497)
Conversion of Series B Preferred to post merger Common	16	1,557	8,539			(8,555)	(4,976)

Balances post conversion	50	4,990	19,149	—	—	—	—

Recent Pronouncements

      In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS 144”), which supersedes SFAS 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, and the accounting and reporting provisions of APB Opinion No. 30, Reporting the Effects of Disposal of a Segment of a Business and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. SFAS 144 removes goodwill from its scope and clarifies other implementation issues related to SFAS 121. SFAS 144 also provides a single framework for evaluating long-lived assets to be disposed of by sale. The Company does not expect SFAS 144 to have a material effect on its results of operations or financial position.

      In April 2002, the FASB issued Statement of Financial Accounting Standards No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections (“SFAS 145”). SFAS 145 prohibits the classification of gains or losses from debt extinguishments as extraordinary items unless the criteria outlined in APB Opinion No. 30, Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, are met. SFAS 145 also eliminates an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS 145 is effective for fiscal years beginning after May 15, 2002, with early adoption encouraged. The Company intends to adopt the provisions of SFAS 145 effective January 1, 2003 and will be required to reclassify amounts previously reported as an extraordinary item to a component of income from continuing operations.

PSYCHIATRIC SOLUTIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Revenue

      Revenue consists of the following amounts (in thousands):

	December 31,

	2002	2001	2000

Patient service revenue	$81,929	$16,026	$—
Management fee revenue	31,983	27,973	23,502

Total revenue	$113,912	$43,999	$23,502

Net Patient Service Revenue

      Patient service revenue is reported on the accrual basis in the period in which services are provided, at established rates, regardless of whether collection in full is expected. Net patient service revenue includes amounts estimated by management to be reimbursable by Medicare and Medicaid under provisions of cost or prospective reimbursement formulas in effect. Amounts received are generally less than the established billing rates of the facilities and the differences (contractual allowances) are reported as deductions from patient service revenue at the time the service is rendered. The effect of other arrangements for providing services at less than established rates is also reported as deductions from patient service revenue. During the year ended December 31, 2002, approximately 26% and 26% of the Company’s revenues related to patients participating in the Medicare and Medicaid programs, respectively.

      The Company provides care without charge to patients who are financially unable to pay for the health care services they receive. Because the Company does not pursue collection of amounts determined to qualify as charity care, they are not reported in revenues. Settlements under cost reimbursement agreements with third party payers are estimated and recorded in the period in which the related services are rendered and are adjusted in future periods as final settlements are determined. Final determination of amounts earned under the Medicare and Medicaid programs often occur in subsequent years because of audits by the programs, rights of appeal and the application of numerous technical provisions.

      The Company’s revenue is particularly sensitive to regulatory and economic changes in the state of Texas. As of December 31, 2002 and 2001, the Company operated three facilities in Texas. The Company generated 50% and 34% of its revenue from its Texas operations for the years ended December 31, 2002 and 2001, respectively.

Management Fee Revenue

      Revenue is recorded as management fee revenue for the Psychiatric Unit Management division. The Psychiatric Unit Management division receives contractually determined management fees and director fees from hospitals and clinics for providing psychiatric management and development services.

      There were no individual or group of affiliated contracts in 2002 and 2001, which provided a significant concentration of management fee revenue.

3. Earnings Per Share

      Statement of Financial Accounting Standards (“SFAS”) No. 128, Earnings per Share, requires dual presentation of basic and diluted earnings per share by entities with complex capital structures. Basic earnings per share includes no dilution and is computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution of securities that could share in the earnings of the entity. The Company has calculated its earnings per share in accordance with SFAS No. 128 for all periods presented.

PSYCHIATRIC SOLUTIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

      The following table sets forth the computation of basic and diluted earnings per share (in thousands, except per share amounts):

	Year Ended December 31,

	2002	2001	2000

Numerator:
Net income available to common stockholders	$5,684	$2,578	$(1,916)
Interest expense on convertible debt outstanding	324	—	—

Net income used in computing diluted earnings per common share	$6,008	$2,578	$(1,916)

Denominator:
Weighted average shares outstanding for basic earnings per share	6,111	5,010	4,817
Effects of dilutive stock options and warrants outstanding	453	299	—
Effect of dilutive convertible debt outstanding	422	—	—

Shares used in computing diluted earnings per common share	6,986	5,309	4,817

Earnings per common share, basic	$0.93	$0.51	$(0.40)

Earnings per common share, diluted	$0.86	$0.49	$(0.40)

      Diluted earnings per share for the year ended December 31, 2001, does not include debt outstanding which was convertible into 483,000 shares, as its effect would be antidilutive. Diluted earnings per share for the year ended December 31, 2000, do not include the effect of stock options, warrants or convertible debt outstanding, as the effects would be antidilutive.

4. Discontinued Operations

      Included in discontinued operations are the operating results and estimated losses on the unwind of service agreements entered into with physicians, as well as the operating results and gain on disposal for the Employee Assistance Program. As part of the Company’s Physician Practice Management Division, the Company had acquired certain net assets of psychiatric clinics, and had operated the clinics and managed the physician practices under long-term service agreements with the physicians that practiced exclusively through the clinics. The Company had not consolidated these clinics or the physician practices it managed, as it did not have operating control. Additionally, discontinued operations include the operating results and estimated losses on the closure of clinics owned by the Company. Such clinics provided group and individual therapy sessions to patients through partial hospitalization and intensive outpatient programs. The Company-owned clinics were all closed as of December 31, 2000. The Company’s Employee Assistance Programs division contracted with employers to provide confidential assistance and counseling to their employees.

      The Company’s implementation of plans during 2000 to exit these lines of business resulted in an estimated loss on disposal of discontinued operations of $1,738,000 during the year ended December 31, 2000. The December 31, 2000 loss on disposal consists primarily of lease termination costs and the write down of fixed assets and other assets directly resulting from the decision to exit the Physician Practice Management line of business. The December 31, 2000 loss on disposal also includes an estimate of losses from operations associated with the physician practice service agreements of approximately $359,000 through the disposal date. Such costs are recorded within net assets of discontinued operations in the accompanying Consolidated Balance Sheet. The December 31, 2001 income (loss) on disposal consists primarily of a gain on the sale of the Employee Assistance Programs division of $1,170,000 (net of taxes

PSYCHIATRIC SOLUTIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

of $223,000), the operations of the Employee Assistance Programs division from the measurement date through the disposal date of $246,000 and final adjustments to the Company’s 2000 loss on disposal of $84,000.

      Management fee revenue earned under the service agreements and net patient service revenue earned from the Company-owned clinics totaled $9,876,000 and $12,814,000 for the years ended December 31, 2001 and 2000, respectively. Management fee revenue earned under the service agreements includes reimbursement of clinic expenses incurred on behalf of the clinic facilities. These reimbursed clinic expenses do not include the salaries and benefits of physicians and therapists who provide medical service.

5. Acquisitions

2000 Acquisitions

      During 2000, the Company acquired various entities, which provided psychiatric management and development services and employee assistance and counseling services. Certain assets of these entities were acquired in exchange for Common Stock, cash, notes payable or a combination thereof. The Company issued 130,000 shares of Common Stock in connection with these acquisitions during 2000.

      The following table summarizes the allocation of the aggregate purchase price of the aforementioned acquisitions (in thousands):

	Sunrise	EAP	Total

2000
Assets acquired:
Assets receivable	$4,640	$50	$4,690
Other current assets	81	—	81
Fixed assets	98	18	116
Costs in excess of net assets acquired	9,790	931	10,721
Contracts	526	—	526

	15,135	999	16,134
Liabilities assumed	2,177	382	2,559
Subordinated convertible notes issued	3,600	400	4,000
Common stock issued	—	46	46

Cash paid, net of cash acquired	$9,358	$171	$9,529

2001 Acquisitions

      During 2001, the Company acquired four free-standing psychiatric facilities, three in Texas and one in North Carolina. All of the acquisitions were accounted for by the purchase method. The aggregate purchase price of these transactions was allocated to the assets acquired and liabilities assumed based upon their respective fair values. The consolidated financial statements include the accounts and operations of the acquired entities for periods subsequent to the respective acquisition dates. The goodwill associated with these acquisitions is deductible for federal income tax purposes.

PSYCHIATRIC SOLUTIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

      The following table summarizes the allocation of the aggregate purchase price of the aforementioned acquisitions (in thousands):

	West Oaks		Texas
	and		Neuro
	Cypress		Rehab
	Creek	Holly Hill	Center	Total

2001
Assets acquired:
Assets receivable	$7,091	$1,617	$3,400	$12,108
Other current assets	244	99	154	497
Fixed assets	6,833	6,264	4,738	17,835
Costs in excess of net assets acquired	—	403	135	538

	14,168	8,383	8,427	30,978
Liabilities assumed	2,105	758	798	3,661
Subordinated convertible notes issued	2,000	—	2,500	4,500
Long-term debt issued	9,908	7,542	5,062	22,512

Cash paid, net of cash acquired	$155	$83	$67	$305

2002 Acquisitions

      During 2002, the Company acquired one free-standing psychiatric hospital in Illinois (Riveredge Hospital). Also during 2002, the Company merged with PMR Corporation a developer and manager of specialized mental health programs and disease management services designed to treat individuals diagnosed with a serious mental illness. The acquisition of the hospital and merger with PMR Corporation were accounted for as acquisitions by the Company using the purchase method. The aggregate purchase price of these transactions was allocated to the assets acquired and liabilities assumed based upon their respective fair values. The consolidated financial statements include the accounts and operations of the acquired entities for periods subsequent to the respective acquisition dates. As these transactions involved the acquisition of stock, the goodwill associated with these acquisitions is not deductible for federal income tax purposes. The purchase of Riveredge included an escrow arrangement whereby the Company has deposited $4.5 million of the purchase price with an escrow agent. The escrowed funds will be released to the seller upon satisfaction of certain earnings targets and indemnification by the seller of certain claims and cost report settlements. Any claims by the Company on these escrowed funds would affect the purchase price. Approximately $1.5 million of these funds were released during 2002.

PSYCHIATRIC SOLUTIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

      The following table summarizes the allocation of the aggregate purchase price of the aforementioned acquisitions (in thousands):

	Riveredge	PMR	Total

2002
Assets acquired:
Accounts receivable	$4,208	$121	$4,329
Other current assets	833	168	1,001
Fixed assets	15,350	155	15,505
Costs in excess of net assets acquired	662	12,914	13,576
Other assets	100	357	457

	21,153	13,715	34,868
Liabilities assumed	4,289	4,573	8,862
Subordinated notes issued	10,000	—	10,000
Long-term debt issued	6,864	—	6,864
Common stock issued	—	15,385	15,385

Cash acquired, net of cash paid	$—	$(6,243)	$(6,243)

      The purchase price allocation for PMR is preliminary as of December 31, 2002 as the Company has not yet completed its valuation of identifiable intangible assets acquired in the merger.

Other Information

      The following represents the unaudited pro forma results of consolidated operations as if the aforementioned acquisitions had occurred at the beginning of the immediate preceding period, after giving effect to certain adjustments, including the depreciation and amortization of the assets acquired based upon their fair values and changes in interest expense resulting from changes in consolidated debt:

	2002	2001	2000

Revenues	$141,075	$134,735	$87,600
Income before extraordinary items	9,671	5,272	(2,671)
Net income	9,671	4,035	(2,671)
Earnings per common share, basic	$1.58	$0.81	$(0.55)

      The pro forma information given does not purport to be indicative of what the Company’s results of operations would have been if the acquisitions had in fact occurred at the beginning of the periods presented, and is not intended to be a projection of the impact on future results or trends.

PSYCHIATRIC SOLUTIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6. Long-Term Debt

      Long-term debt consists of the following (in thousands):

	December 31,

	2002	2001

Debt payable to banks:
Revolving line of credit, expiring on November 30, 2004 and bearing interest at the prime rate plus 2% (7.25% at December 31, 2002)	$5,383	$11,150
Non-revolving line of credit, due on November 30, 2003 and bearing interest at the prime rate plus 4.75% (10% at December 31, 2002)	17,275	15,656
Mortgage loan on facility, maturing on December 1, 2037 and bearing a fixed interest rate of 5.95%	4,928	—
Related party bridge loan (liquidation preference value of $1,000,000)	—	1,000
Subordinated convertible notes	3,600	3,600
Subordinated promissory notes	12,538	4,880
Other	98	52

	43,822	36,338
Less current portion	7,070	15,387

Long-term debt	$36,752	$20,951

2000 Senior Credit Facility

      In conjunction with an acquisition in May 2000, the Amended Loan Agreement and the amounts outstanding thereunder were replaced with a $17,500,000 senior credit facility (2000 Senior Credit Facility). The 2000 Senior Credit Facility included two lines of credit: a $5,500,000 non-revolving term loan (2000 Term Loan) and a $12,000,000 revolving working capital line of credit (2000 Revolver). Both lines of credit were collateralized by the Company’s assets and stock of the Company’s subsidiaries.

      Until the maturity date of the 2000 Revolver, the Company could borrow, repay and re-borrow an amount not to exceed the lesser of $12,000,000 or the Borrowing Base (the estimated net value of eligible accounts receivable, as defined in the 2000 Senior Credit Facility, multiplied by 85%). The 2000 Revolver was due in full at maturity in May 2005, with the exception of an Interim Availability Balance (as defined in the 2000 Senior Credit Facility) of approximately $385,000, which was paid during 2001.

      Under the 2000 Revolver, all of the Company’s collections, except for Medicare and Medicaid, were deposited into lockbox accounts controlled by the lender. The funds deposited into the lockbox accounts were applied to outstanding borrowings with the lender on a daily basis.

      The Company was required to pay an unused fee in the amount of .375% per year of the unused portion of the 2000 Senior Credit Facility. This fee was payable monthly in arrears on the first day of each calendar month.

      In conjunction with the amendment dated August 31, 2001, the Company borrowed an additional $3,500,000 under the 2000 Term Loan and $1,500,000 under a new Term Loan B. The 2000 Term Loan was to be repaid in twenty equal quarterly installments commencing as of January 1, 2002. Prior to the amendment, the 2000 Term Loan was payable in twenty quarterly installments of $275,000 beginning on June 30, 2000. In addition to the quarterly principal payments of the 2000 Term Loan, the Company was required to make additional principal payments on the 2000 Term Loan in the amount of 30% of the Excess Cash Flow (as defined in the 2000 Senior Credit Facility) within ninety days of each fiscal year

PSYCHIATRIC SOLUTIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

end. The Term Loan B was to be repaid in equal monthly installments commencing as of March 1, 2002, with final payment on August 1, 2003. Interest accrued on the 2000 Revolver was payable weekly. Interest accrued on the 2000 Term Loan and Term Loan B was payable monthly.

2001 Senior Credit Facility

      In conjunction with an acquisition in November 2001, the 2000 Senior Credit Facility was replaced with a $33,156,305 senior credit facility (2001 Senior Credit Facility). The 2001 Senior Credit Facility includes two lines of credit: a $15,656,305 non-revolving term loan (2001 Term Loan) and a $17,500,000 revolving working capital line of credit (2001 Revolver). Both lines of credit are collateralized by the Company’s assets and stock of the Company’s subsidiaries.

      Until the maturity date of the 2001 Revolver, the Company may borrow, repay and re-borrow an amount not to exceed the lesser of $17,500,000 or the Borrowing Base (the estimated net collectible value of eligible receivables, as defined in the 2001 Senior Credit Facility, multiplied by 85%). The 2001 Revolver is due in full at maturity in November 2004. The available borrowings under the 2001 Revolver were $7,135,000 at December 31, 2002. The 2001 Term Loan is due in monthly installments of principal and interest, as well as an additional principle payment equal to 50% of the Company’s excess cash flows for the year that is due within 30 days after preparation of the Company’s audited financial statements, but in no event later than 145 days after year-end. Although the 2001 Term Loan is due November 30, 2003, the terms of the agreement provide the Company with the option to extend the maturity date by two years. Management intends to either exercise the option to extend the maturity date or to refinance the amount outstanding prior to maturity. Accordingly, amounts due under the 2001 Term Loan have been included in long-term debt on the accompanying consolidated balance sheet.

      Under the 2001 Revolver, all of the Company’s collections, except for Medicare and Medicaid, are deposited into lockbox accounts controlled by the lender. The funds deposited into the lockbox accounts are applied to outstanding borrowings with the lender on a daily basis. As such, the outstanding borrowings under the 2001 Revolver are classified as short term at December 31, 2002 and 2001.

      The Company must pay an unused fee in the amount of 0.05% per month of the monthly unused portion of the 2001 Senior Credit Facility. This fee is payable monthly is arrears on the first day of each calendar month. Such fees were approximately $50,000 for the year ended December 31, 2002.

      The 2001 Senior Credit Facility contains customary covenants which include (i) a specified monthly census required for any owned, operated or leased facilities of the Company, (ii) a limitation on capital expenditures, sales of assets, mergers, changes of ownership and management, new lines of business and dividends, and (iii) various financial covenants.

      At December 31, 2002, the Company was in compliance with all applicable debt covenant requirements.

Extraordinary Item

      Commensurate with the refinancing of the 2000 Senior Credit Facility, the Company expensed the remaining deferred loan costs associated with this debt of $419,000 and incurred early termination penalties of $818,000, resulting in an extraordinary loss on extinguishment of debt of $1,237,000 at December 31, 2001.

Mortgage Loan

      On November 25, 2002, the Company entered into a mortgage loan agreement to borrow $4,928,000 from the U.S. Department of Housing and Urban Development (HUD), secured by real estate located at

PSYCHIATRIC SOLUTIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Holly Hill Hospital in Raleigh, NC. Interest accrues on the HUD loan at 5.95% and principal and interest are payable in 420 monthly installments through December 2037. The Company used proceeds from the loan to repay $4,385,000 of its 2001 Term Loan, pay certain refinancing costs, and fund required escrow amounts for future improvements to the property. The carrying amount of assets held as collateral approximated $5,911,000 as of December 31, 2002.

Related Party Bridge Loan

      In October 2000, the Company entered into subordinated notes totaling $1,000,000 with certain stockholders of the Company (collectively referred to as the Bridge Loan). The Bridge loan bore interest at 10% payable monthly. The proceeds were used to fund short-term working capital requirements. In April 2002, the Company refinanced the Bridge loan with funds available under its 2001 Senior Credit Facility.

      As consideration for the issuance of the Bridge Loan, the Company granted warrants (“Bridge Loan Warrants”) to purchase 228,069 shares of the Company’s common stock at $0.03 per share. The carrying value of the Bridge Loan was reduced by the fair market value of the Bridge Loan Warrants issued. The carrying value of the Bridge Loan was accreted to its face value over the term of the Bridge Loan. Accretion of the Bridge Loan was $521,000, $704,000 and $166,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

Subordinated Convertible Notes

      In connection with an acquisition during May 2000, the Company issued subordinated convertible notes payable (Subordinated Convertible Notes). The Subordinated Convertible Notes mature and become immediately due and payable upon the earlier of (i) sale of the Company (ii) any change of control as defined in the Subordinated Convertible Notes, or (iii) the Company’s initial public offering of common stock. Interest accrues on the Subordinated Convertible Notes at 9% and is payable May 1, 2005. As of December 31, 2002 and 2001, the Company has accrued $864,000 and $540,000 of interest, respectively, which is included in other liabilities on the accompanying consolidated balance sheets.

      Any time until April 30, 2004, holders of the Subordinated Convertible Notes may convert the unpaid principal balance, in increments of $1,000, into shares of the Company’s common stock based upon the following conversion prices:

Conversion Date	Conversion Price

May 1, 2000 — April 30, 2001	$6.39 per share
May 1, 2001 — April 30, 2002	$7.45 per share
May 1, 2002 — April 30, 2003	$8.53 per share
May 1, 2003 — April 30, 2004	$9.59 per share

Subordinated Promissory Note

      In connection with an acquisition in 2000, the Company issued a promissory note payable (Subordinated Promissory Note) in the amount of $400,000 bearing interest at 9% for the year ended December 31, 2000. The Subordinated Promissory Note matures in five equal annual installments beginning April 1, 2001. Accrued interest is due and payable on the first day of each calendar quarter beginning July 1, 2000.

      In connection with two acquisitions in 2001, the Company issued promissory notes (Subordinated Promissory Notes) totaling $4,500,000. A $2,500,000 Subordinated Promissory Note bore interest at 9% per annum and matured June 30, 2002, with periodic interest payments due beginning December 31, 2001.

PSYCHIATRIC SOLUTIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The $2,000,000 Subordinated Promissory Note bears interest at 9% per annum and matures June 30, 2005, with periodic principal and interest payments due beginning September 30, 2002. The $2,500,000 Subordinated Promissory Note was repaid with proceeds from debt issued in July 2002.

      These Subordinated Promissory Notes contain customary covenants which include a cross default covenant with the occurrence of a default of any indebtedness of at least $1,000,000 held by any creditor of the Company. As of December 31, 2002, the Company was in compliance with these covenants.

Senior Subordinated Notes

      On June 28, 2002, the Company entered into a securities purchase agreement with 1818 Mezzanine Fund II, L.P. (“1818 Fund”) to issue up to $20 million of senior subordinated notes with detachable nominal warrants. At the closing on June 28, 2002, a total of $10 million of the senior subordinated notes were issued. The notes have a term of seven years and bear interest at 12% annually, payable quarterly. The notes provide for a prepayment penalty of 6%, 3% and 1% if the notes are prepaid prior to the first anniversary, second anniversary and third anniversary of the closing date, respectively. The notes grant the holders the right to require prepayment in the event of a change of control of the Company, subject to a prepayment penalty of 1% if redeemed on or before the third anniversary of the closing date. The notes also contain customary covenants which include: (i) a specified monthly patient census for any owned, operated or leased facilities, (ii) limitations on sales of assets (iii) maintenance of minimum interest coverage, leverage and fixed charge ratios.

      In connection with the issuance of the senior subordinated notes, the Company issued detachable stock purchase warrants for the purchase of 372,412 shares of the Company’s stock at an exercise price of $.01 per share which provide the holder with the ability to require the Company to repurchase their warrants or stock acquired upon exercise of the warrants at fair market value for cash. The agreement provides the holder of the warrant to exercise the warrant by payment of cash or delivery of shares. The warrants are exercisable over 10 years from the effective date. The initial value of the warrants of approximately $2,000,000 is being amortized to interest expense over the term of the senior subordinated notes. As of December 31, 2002, the fair value of the warrants totaled approximately $2.0 million and are included as a component of long term debt. Because the holder of the warrants has the ability to require the Company to repurchase the warrants for cash, the warrants constitute a derivative which requires changes in value of the warrants to be recorded as an increase or decrease to earnings. For each $1 increase in stock price, the Company will be required to record non cash expense of approximately $372,500. The stock purchase warrants contain provisions that allow the issuer to “put” their warrants, or stock after exercise, back to the Company at fair market value for cash or for the deliverance of shares. The put price under the agreement would approximate $2 million or require the deliverance of 371,841 shares as of December 31, 2002.

Other

      The aggregate maturities of long-term debt, are as follows (in thousands):

2003	$7,070
2004	2,094
2005	19,723
2006	52
2007 and thereafter	14,883

Total	$43,822

PSYCHIATRIC SOLUTIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7. Preferred Stock

      Upon the merger with PMR Corporation on August 5, 2002, the Company’s Preferred Stock converted to post merger Common Stock at rates of 0.246951 and 0.312864 for Series A Preferred Stock and Series B Preferred Stock, respectively. All periods prior to August 5, 2002 have been retroactively restated to reflect conversion at the applicable conversion rates. The Company had outstanding 10,497,000 shares of Series A Preferred Stock and 4,975,736 shares of Series B Preferred Stock at December 31, 2001.

8. Leases

      At December 31, 2002, future minimum lease payments under non-cancelable leases are as follows (in thousands):

2003	$862
2004	648
2005	332
2006	281
2007	180

Total	$2,303

      Rent expense totaled $870,000 and $328,000 for December 31, 2002 and 2001, respectively.

9. Income Taxes

      The provision for income taxes consists of the following (in thousands):

	2002	2001

Current:
Federal	$—	$—
State	323

	323
Deferred:
Federal	(1,192)	—
State	(138)	—

	(1,330)	—
Provision for income taxes	$(1,007)	$—

      The reconciliation of income tax computed by applying the U.S. federal statutory rate to the actual income tax (benefit) expense attributable to continuing operations is as follows (in thousands):

	2002	2001

Federal tax	$1,590	$842
State income taxes (net of federal)	179	98
Nondeductible goodwill amortization	—	87
Change in valuation allowance	(2,809)	(1,043)
Other	33	16

Total tax expense (benefit)	$(1,007)	$—

PSYCHIATRIC SOLUTIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

      Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The tax effects of significant items comprising the Company’s temporary differences are as follows (in thousands):

	2002	2001

Deferred tax assets:
Net operating loss carryforwards	$6,296	$2,656
Allowance for doubtful accounts	904	1,045
Accrued Liabilities	1,176	419

Total gross deferred tax assets	8,376	4,120
Less: Valuation allowance	(5,860)	(3,890)

Total deferred tax assets	2,516	230
Deferred tax liabilities:
Amortization	(611)	(438)
Depreciation	(2,111)	(81)
Other	(52)	(94)

Net deferred tax asset (liability)	$(258)	$(383)

      Management has evaluated the need for a valuation allowance for deferred tax assets and believes that certain deferred tax assets will more likely than not be realized through the future reversal of existing taxable temporary differences and future earnings of the Company. In the fourth quarter of the year ending December 31, 2002, the valuation allowance was reduced by $1.3 million, resulting in a corresponding credit to deferred income tax expense. This adjustment reflected a change in circumstances which resulted in a judgment that a corresponding amount of the Company’s deferred tax assets will be realized in future years. The valuation allowance increased by approximately $2 million during the year ending December 31, 2002 as a result of the following items (in thousands):

Valuation allowance at December 31, 2001	$(3,890)
Current year temporary differences	1,478
Valuation allowance recorded against acquired PMR net deferred tax asset	(5,860)
Release of valuation allowance recorded as purchase accounting adjustments	1,081
Release of valuation allowance recorded as a deferred tax benefit	1,331

Valuation allowance at December 31, 2002	$(5,860)

      As of December 31, 2002 the Company had federal net operating loss carryforwards of $15.7 million expiring in the years 2012 through 2022.

10. Stock Option Plans

      During 1997, the Company and its stockholders adopted the 1997 Incentive and Nonqualified Stock Option Plan for Key Personnel (the “1997 Key Personnel Plan”). The maximum aggregate number of shares of Common Stock to be issued under the 1997 Key Personnel Plan shall not exceed 331,712. Shares issued under the 1997 Key Personnel Plan may be in the form of incentive stock options or non-qualified options to officers, employers and directors. The exercise price per share determined by the Compensation Committee of the Board of Directors (the “Committee”) generally is not less than fair market value of the Common Stock on the date of grant. Stock options shall become exercisable in whole

PSYCHIATRIC SOLUTIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

or in part on such date or dates as determined by the Committee at the date of grant. Options granted generally vest and are exercisable ratably by the respective grantee over a four-year period beginning on the date of grant. Each option shall generally expire 10 years from the grant date.

      Upon the merger with PMR Corporation on August 5, 2002, the Company acquired PMR Corporation’s 1997 Equity Incentive Plan, as amended (the “1997 Equity Incentive Plan”). The 1997 Equity Incentive Plan provides for the granting of options to purchase up to 1,333,333 shares of common stock to eligible employees. Under the 1997 Equity Incentive Plan, options may be granted for terms of up to 10 years and are generally exercisable in cumulative annual increments of 25% each year, commencing one year after the date of grant. Option prices must equal or exceed the fair market value of the common shares on the date of grant.

      Also upon the merger with PMR Corporation on August 5, 2002, the Company acquired PMR Corporation’s Outside Directors’ Non-qualified Stock Option Plan of 1992 (the “1992 Directors’ Plan”). The 1992 Directors’ Plan provides for the Company to grant each outside director options to purchase 5,000 shares of the Company’s common stock annually at the fair market value at the date of grant. As amended, options for a maximum of 341,666 shares may be granted under this plan. The options vest 33% immediately and in ratable annual increments over the three-year period following the date of grant.

      During 2002, the Company recognized $118,000 compensation expense related to stock options issued to certain officers and employees with exercise prices below fair market value.

      Stock option activity, including options granted for acquisitions, is as follows (number of options in thousands):

			Weighted
	Number		Average
	of	Option Exercise	Exercise
	Options	Price	Price

Balance at December 31, 1999	202	$0.87 to $3.04	$1.56
Granted	85	$3.04	$3.04
Canceled	(47)	$0.87 to $3.04	$2.26
Exercised	(3)	$0.87 to $3.04	$1.74

Balance at December 31, 2000	237	$0.87 to $3.04	$2.00
Granted	35	$3.04	$3.04
Canceled	(54)	$0.87 to $3.04	$2.61
Exercised	(4)	$0.87 to $3.04	$1.04

Balance at December 31, 2001	214	$0.87 to $3.04	$2.08
Granted	515	$0.87 to $5.50	$5.07
Stock options acquired	408	$4.50 to $30.00	$17.10
Canceled	(26)	$0.87 to $29.25	$4.28
Exercised	(38)	$0.87 to $3.04	$1.14

Balance at December 31, 2002	1,073	$0.87 to $30.00	$9.21

PSYCHIATRIC SOLUTIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

      The following table summarizes information concerning outstanding and exercisable options at December 31, 2002 (number of options in thousands).

	Options Outstanding
			Options Exercisable
		Weighted
	Number	Average	Weighted	Number
	Outstanding at	Remaining	Average	Exercisable at
	December 31,	Contractual	Exercise	December 31,
Exercise Prices	2002	Life	Price	2002

$ 0.87 to $ 3.03	97	6.48	$0.87	80
$ 3.04 to $ 4.50	123	7.81	$3.31	64
$ 4.51 to $ 5.50	496	9.54	$5.00	45
$ 5.51 to $11.63	70	6.80	$9.18	70
$11.64 to $21.38	205	4.99	$18.73	205
$21.39 to $30.00	82	5.96	$26.98	82

$ 0.87 to $30.00	1,073		$13.20	546

11. Employee Benefit Plan

      The Company adopted the Psychiatric Solutions, Inc., Retirement Savings Plan (the “Plan”). The Plan is a tax-qualified profit sharing plan with a cash or deferred arrangement whereby employees who have completed two months of service and are age 21 or older are eligible to participate. The plan allows eligible employees to make contributions of 1% to 15% of their annual compensation. The plan includes a discretionary company matching contribution not to exceed 15% of eligible employee compensation. Employer contributions vest 20% after two years of service and continue vesting at 20% per year until fully vested. At December 31, 2002 the Company has accrued an employer matching contribution of $164,000, which was paid during the first quarter of 2003. There were no employer contributions to the plan during 2001.

12. Contingencies and Healthcare Regulation

Contingencies

      The Company is subject to various claims and legal actions which arise in the ordinary course of business. The Company has professional liability insurance to protect against such claims or legal actions. In the opinion of management, the ultimate resolution of such matters will be adequately covered by insurance and will not have a material adverse effect on the Company’s financial position or results of operations.

Employment Agreements

      Effective January 1, 2002, and amended and restated effective August 6, 2002, the Company entered into an Amended and Restated Employment Agreement with Joey Jacobs, Chief Executive Officer. Mr. Jacobs’ agreement provides for an annual base salary and an annual cash incentive compensation award tied to objective criteria as established by the board of directors. The employment agreement has an initial term of one year and is subject to automatic annual renewals absent prior notice from either party.

      Mr. Jacobs’ employment agreement provides for various payments to Mr. Jacobs upon cessation of employment, depending on the circumstances. If the Company terminates Mr. Jacobs’s employment “without cause” or if he resigns pursuant to a constructive discharge, then (i) all options scheduled to vest during the succeeding 24 month period will immediately vest, (ii) any restricted stock will immediately vest, (iii) Mr. Jacobs will receive a cash payment equal to 200% of his base salary and bonus earned

PSYCHIATRIC SOLUTIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

during the twelve months prior to termination, and (iv) all benefits and perquisites will continue for 18 months. In the event of a change in control, his employment agreement requires that the Company pay him 200% of his base salary and bonus earned in the twelve months prior to termination and to continue all benefits and perquisites for 18 months.

      Effective October 1, 2002, the Company entered into an employment agreement with Jack Salberg, Chief Operating Officer. Mr. Salberg’s agreement provides for an annual base salary and an annual cash incentive compensation award tied to objective criteria established by the board of directors. The employment agreement had an initial term of 15 months, subject to automatic annual renewals absent prior notice from either party.

      Mr. Salberg’s employment agreement provides for various payments to Mr. Salberg upon cessation of employment, depending upon the circumstances. If the Company terminates Mr. Salberg’s employment without cause or if he resigns pursuant to a constructive discharge, then (i) all options scheduled to vest during the succeeding 18 months will immediately vest, (ii) any restricted stock will immediately vest, (iii) Mr. Salberg will receive a cash payment equal to 150% of his base salary and bonus earned in 12 months prior to termination, and (iv) all benefits and perquisites will continue for 18 months. If Mr. Salberg is terminated after a change in control of the Company, his employment agreement requires the Company to pay him a cash amount equal to 150% of his base salary and bonus earned during the 12 months prior to termination and to continue all benefits and perquisites for 18 months.

Capital Projects

      The Company is currently under contract with a software provider to replace certain information systems at owned facilities. The amount committed under the contract is approximately $504,000 as of December 31, 2002.

Current Operations

      Final determination of amounts earned under prospective payment and cost-reimbursement activities is subject to review by appropriate governmental authorities or their agents. In the opinion of the Company’s management, adequate provision has been made for any adjustments that may result from such reviews.

      Laws and regulations governing the Medicare and Medicaid programs are complex and subject to interpretation. The Company believes that it is in compliance with all applicable laws and regulations and is not aware of any pending or threatened investigations involving allegations of potential wrongdoing. While no such regulatory inquiries have been made, compliance with such laws and regulations can be subject to future government review and interpretation as well as significant regulatory action including fines, penalties, and exclusion from the Medicare and Medicaid programs.

      The Company has acquired and may continue to acquire professional corporations with prior operating histories. Acquired corporations may have unknown or contingent liabilities for failure to comply with health care laws and regulations, such as billing and reimbursement, fraud and abuse and similar anti-referral laws. Although the Company attempts to assure itself that no such liabilities exist and obtains indemnification from prospective sellers covering such matters, there can be no assurance that any such matter will be covered by indemnification or, if covered, that the liability sustained will not exceed contractual limits or the financial capacity of the indemnifying party.

13. Related Party Transactions

      During 2001 and 2000, the Company leased office space from a company whose chief executive officer is Dr. Richard Treadway, the former chairman of the Company’s board of directors. The term of

PSYCHIATRIC SOLUTIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

the lease was from May 16, 1999 to July 2002 and was terminated on December 7, 2001. Rent expense for this space totaled $142,154 for the year ended December 31, 2001. The Company believes the terms of this lease were at fair market value.

      Currently the Company leases 7,745 square feet of office space for its executive offices from a company in which Dr. Treadway is a minority investor. The lease was entered into in October 2001 and has a term of approximately six years. The annual rent under this lease is approximately $492,000. The Company believes the terms of this lease are at fair market value.

      Joey Jacobs, the Company’s Chief Executive Officer, serves as a member of the board of directors of Stones River Hospital, a hospital in which the Company manages a unit pursuant to a management agreement. The term of the third amendment to the management agreement is two years, and automatically renews for one year terms unless terminated by either party. Total revenue from this management agreement was $808,000 for the year ended December 31, 2002. The Company believes the terms of the management agreement are consistent with management agreements negotiated at arms-length.

      Jack Salberg, the Company’s Chief Operating Officer, served as a minority owner and member of the board of directors of the entity which owned Riveredge Hospital prior to its acquisition by the Company during 2002. Mr. Salberg disclosed his interest to the board of directors and was not directly involved in the negotiations to acquire the hospital. The Company believes that the purchase price it paid for the Riveredge acquisition constituted its best estimate of fair value. All terms were negotiated on an arms-length basis.

      Edward Wissing, a director of the Company, occasionally provides advisory and consulting services during 2002 to Brentwood Capital Advisors, the Company’s financial advisor. Mr. Wissing also is a party to a consulting arrangement with Brentwood Capital pursuant to which he provides certain consulting services. According to the terms of this consulting arrangement, Mr. Wissing received a fixed consulting fee of $5,000 per month beginning in August 2002 and ending in May 2003.

      Joseph P. Donlan, a director of the Company, is the co-manager of The 1818 Mezzanine Fund II, L.P. (the “1818 Fund”), which is managed by Brown Brothers Harriman & Co. (“Brown Brothers”). Mr. Donlan is a managing director of Brown Brothers. On June 28, 2002, the Company entered into a securities purchase agreement with the 1818 Fund to issue up to $20 million of senior subordinated notes with detachable warrants. At the closing on June 28, 2002, a total of $10 million of the senior subordinated notes were issued. The notes have a term of seven years and bear interest at 12% annually, payable quarterly. The Company issued detachable stock purchase warrants to the 1818 Fund for the purchase of 372,412 shares of Common Stock at an exercise price of $.01 per share. The warrants are exercisable over ten years from the effective date. As of December 31, 2002, the fair value of the warrants totaled approximately $2.0 million.

      On October 12, 2000, Psychiatric Solutions entered into unsecured bridge loans with each of Acacia Venture Partners, L.P. and South Point Venture Partners, L.P. (collectively, “Acacia”) and Oak Investment Partners IV and Affiliates, L.P. (collectively, “Oak”), pursuant to which Psychiatric Solutions borrowed $408,494 from each of Acacia and Oak (the “Bridge Loans”). The Bridge Loans bore interest at 10%, payable monthly. The proceeds were used to fund short-term working capital requirements. On April 30, 2002, Psychiatric Solutions repaid each of the Bridge Loans, together with accrued interest in the amount of $64,111 for each Bridge Loan. Ann H. Lamont, a director of the Company, is a general partner of Oak. Davis S. Heer, a director of the Company, is the general partner of Acacia Management, L.P., the general partner of Acacia.

      On July 31, 2002, Acacia exercised warrants to purchase 118,623 shares of Common Stock. The exercise price for these shares was $.032 per share.

PSYCHIATRIC SOLUTIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14. Segment Information

      The Company’s facilities and management contracts comprising the Freestanding Specialty Hospitals and Psychiatric Unit Management divisions, respectively are each similar in their activities and the economic environments in which they operate. Accordingly, the Company’s reportable operating segments consist of (1) Freestanding Specialty Hospitals and (2), Psychiatric Unit Management. Prior to the acquisitions of the Company’s facilities in the third and fourth quarters of 2001 and third quarter of 2002, management had determined that the Company did not have separately reportable segments as defined under Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information.

      The following is a financial summary by business segment for the periods indicated. EBITDA represents income from continuing operations before interest expense (net of interest income), income taxes, depreciation, amortization. EBITDA is commonly used as an analytical indicator within the health care industry and serves as a measure of leverage capacity and debt service ability. EBITDA should not be considered as a measure of financial performance under accounting principles generally accepted in the United States, and the items excluded in determining EBITDA are significant components in understanding and assessing financial performance. Because neither is a measurement determined in accordance with accounting principles generally accepted in the United States, it is susceptible to varying calculations, and as a result our calculation of EBITDA as presented may not be comparable to EBITDA or other similarly titled measures used by the companies (in thousands):

Year Ended December 31, 2002

	Freestanding	Psychiatric
	Specialty	Unit	Corporate
	Hospitals	Management	and Other	Consolidated

Revenue	$81,929	$31,983	$—	$113,912
Salaries, wages and employee benefits	47,050	13,184	2,092	62,326
Professional fees	10,267	3,543	563	14,373
Other operating expenses	11,754	8,050	1,717	21,521
Provision for bad debts	3,467	214	—	3,681

EBITDA	9,391	6,992	(4,372)	12,011
Depreciation and amortization	1,286	379	105	1,770
Interest expense	3,375	325	1,864	5,564
Inter-segment expenses	3,149	902	(4,051)	—

Income (loss) from continuing operations before income taxes	$1,581	$5,386	$(2,290)	$4,677

Segment assets	$51,004	$33,012	$6,122	$90,138

Capital expenditures	$16,092	$171	$622	$16,885

Cost in excess of net assets acquired	$1,238	$27,580	$4	$28,822

PSYCHIATRIC SOLUTIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Year Ended December 31, 2001

	Freestanding	Psychiatric	Corporate
	Specialty	Unit	and
	Hospitals	Management	Other	Consolidated

Revenue	$16,020	$27,979	$—	$43,999
Salaries, wages and employee benefits	9,463	15,462	1,258	26,183
Professional fees	2,610	4,115	315	7,040
Other operating expenses	2,171	1,656	456	4,283
Provision for bad debts	385	277	—	662

EBITDA	1,391	6,469	(2,029)	5,831
Depreciation and amortization	170	718	56	944
Interest expense	533	324	1,803	2,660
Inter-segment expenses	448	1,773	$(2,221)	—

Income (loss) from continuing operations before income tax	$240	$3,654	$(1,667)	$2,227

Segment assets	$31,471	$20,394	$2,429	$54,294

Capital expenditures	$18,373	$—	$116	$18,489

Cost in excess of net assets acquired	$538	$14,666	$4	$15,208

15. Other Information

      A summary of activity in the Company’s allowance for bad debts follows (in thousands):

	Balances		Additions	Accounts	Balances
	at	Additions	Charged to	Written	at End
	Beginning	Charged to Costs	Other	Off, Net of	of
	of Period	and Expenses	Accounts(1)	Recoveries	Period

Allowance for bad debts:
Year ended December 31, 2000	$367	467	1,818	209	$2,443
Year ended December 31, 2001	2,443	662	921	86	3,940
Year ended December 31, 2002	3,940	3,681	461	2,798	5,284

(1)	Allowances as a result of acquisition.

PSYCHIATRIC SOLUTIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16. Quarterly Information (Unaudited)

      Summarized results for each quarter in the years ended December 31, 2002 and 2001 are as follows (in thousands, except per share data):

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter

2002
Revenue	$23,188	$22,622	$32,280	$35,822
Net income	$755	$857	$1,606	$2,466
Net income per share:
Basic	$0.15	$0.17	$0.24	$0.32
Diluted	$0.14	$0.16	$0.22	$0.30
2001
Revenue	$7,218	$7,176	$9,944	$19,661
Income from continuing operations	$583	$567	$380	$697
Income (loss) from discontinued operations	$(57)	$273	$1,429	$(57)
Income before extraordinary item	$526	$840	$1,809	$640
Loss from early retirement of debt	$—	$—	$—	$(1,237)
Net income (loss)	$526	$840	$1,809	$(597)
Income before extraordinary item per share:
Basic	$0.10	$0.17	$0.36	$0.13
Diluted	$0.10	$0.16	$0.32	$0.12

17. Financial Information for the Company and Its Subsidiaries

      The Company conducts substantially all of its business through its subsidiaries. Presented below is condensed consolidating financial information for the Company and its subsidiaries as of December 31, 2002, and for the year then ended. The information segregates the parent company (Psychiatric Solutions, Inc.), the combined wholly owned Subsidiary Guarantors, the combined Non-Guarantors, and eliminations. All of the subsidiary guarantees are both full and unconditional and joint and several. No combining financial information has been presented for prior periods as there were no Non-Guarantor Subsidiaries prior to November 2002.

PSYCHIATRIC SOLUTIONS, INC.

CONDENSED CONSOLIDATING BALANCE SHEET

December 31, 2002

		Combined	Combined		Total
		Subsidiary	Non-	Consolidating	Consolidated
	Parent	Guarantors	Guarantors	Adjustments	Amounts

Current Assets:
Cash	—	$1,175	$1,217	—	$2,392
Accounts receivable, net	—	19,473	—	—	19,473
Prepaids and other	—	2,204	15	—	2,219

Total current assets	—	22,852	1,232	—	24,084
Property and equipment:
Land	—	5,253	1,555	—	6,808
Buildings	—	20,908	4,567	—	25,475
Equipment	—	3,253	—	—	3,253
Less accumulated depreciation	—	(1,695)	(294)	—	(1,989)

	—	27,719	5,828	—	33,547
Cost in excess of net assets acquired	—	28,822	—	—	28,822
Contracts, net	—	607	—	—	607
Investments in subsidiaries	76,693	—	—	(76,693)	—
Other assets	—	2,295	783	—	3,078

Total assets	$76,693	$82,295	$7,843	$(76,693)	$90,138

Current Liabilities:
Accounts payable	—	3,338	$—	—	$3,338
Salaries and benefits payable	—	4,825	—	—	4,825
Other accrued liabilities	929	5,460	93	—	6,482
Revolving line of credit	5,383	—	—	—	5,383
Current portion of long-term debt	1,644	—	43	—	1,687

Total current liabilities	7,956	13,623	136	—	21,715
Long-term debt, less current portion	28,267	3,600	4,885	—	36,752
Deferred tax liability	—	258	—	—	258
Other liabilities	—	864	—	—	864

Total liabilities	36,223	18,345	5,021	—	59,589
Stockholders’ equity:
Total stockholders’ equity	40,470	63,950	2,822	(76,693)	30,549

Total liabilities and stockholders’ equity	$76,693	$82,295	$7,843	$(76,693)	$90,138

PSYCHIATRIC SOLUTIONS, INC.

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

For the Year Ended December 31, 2002

		Combined	Combined		Total
		Subsidiary	Non-	Consolidating	Consolidated
	Parent	Guarantors	Guarantors	Adjustments	Amounts

Revenue	$—	$113,794	$118	$—	$113,912
Salaries, wages and employee benefits	—	62,326	—	—	62,326
Professional fees	—	14,327	46	–	14,373
Supplies	—	5,325	—	—	5,325
Rentals and leases	—	870	—	—	870
Other operating expenses	769	14,489	68	—	15,326
Provision for bad debts	—	3,681	—	—	3,681
Equity (loss) in earnings of subsidiaries	(11,669)	—	—	11,669	—
Depreciation and amortization	—	1,750	20	—	1,770
Interest expense	5,216	324	24	—	5,564

	(5,684)	103,092	158	11,669	109,235
Income (loss) from continuing operations before income taxes	5,684	10,702	(40)	(11,669)	4,677
Provision for (benefit from) income taxes	—	(1,007)	—	—	(1,007)

Net income (loss)	$5,684	$11,709	$(40)	$(11,669)	$5,684

PSYCHIATRIC SOLUTIONS, INC.

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2002

		Combined	Combined		Total
		Subsidiary	Non-	Consolidating	Consolidated
	Parent	Guarantors	Guarantors	Adjustments	Amounts

Operating Activities
Net income (loss)	$5,684	$11,709	$(40)	$(11,669)	$5,684
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	—	1,750	20	—	1,770
Provision for doubtful accounts	—	3,681	—	—	3,681
Accretion of detachable warrants	—	677	—	—	677
Non-cash stock compensation expense	—	118	—	—	118
Amortization of loan costs	—	419	—	—	419
Release of deferred tax asset valuation allowance	—	(1,332)	—	—	(1,332)
Additional reserve on stockholder notes	—	92	—	—	92
Long-term interest accrued	—	324	—	—	324
(Loss) equity in earnings of subsidiaries	(11,669)	—	—	11,669	—
Changes in operating assets and liabilities, net of effect of acquisitions:
Accounts receivable	—	(1,348)	—	—	(1,348)
Prepaids and other current assets	—	(353)	(46)	—	(399)
Accounts payable	—	(2,523)	—	—	(2,523)
Salaries and benefits payable	—	1,504	—	—	1,504
Accrued liabilities and other liabilities	929	(740)	66	—	255

Net cash provided by (used in) continuing operating activities	(5,056)	13,978	—	—	8,922
Investing activities:
Cash acquired (paid) for acquisitions, net of cash paid or acquired	—	6,243	—	—	6,243
Capital purchases of leasehold improvements, equipment and software	—	(1,470)	—	—	(1,470)
Change in net assets of discontinued operations	—	—	—	—	—
Other assets	—	(612)	—	—	(612)

Net cash provided by (used in) investing activities	—	4,161	—	—	4,161
Financing activities:
Net principal (payments) borrowings on long-term debt	7,484	(19,256)	—	—	(11,772)
Payment of loan costs	—	(234)	—	—	(234)
Proceeds from issuance of common stock	—	53	—	—	53
Change in intercompany	(2,428)	2,428	—	—	—

Net cash (used in) provided by financing activities	5,056	(17,009)	—	—	(11,953)
Net increase in cash	—	1,130	—	—	1,130
Cash at beginning of year	—	45	1,217	—	1,262

Cash at end of year	—	1,175	1,217	—	2,392

18. Subsequent Events (Unaudited)

      The Brown Schools Acquisition. On February 13, 2003, Psychiatric Solutions signed a definitive agreement for the purchase of six psychiatric facilities from The Brown Schools, Inc. for $63 million in cash. The six facilities, which have an aggregate of 790 beds, are located in Austin, San Antonio and San Marcos, Texas; Charlottesville, Virginia; Colorado Springs, Colorado; and Tulsa, Oklahoma. For 2002, the facilities produced combined revenues of $76 million. Psychiatric Solutions expects to consummate the transaction, which is subject to customary closing conditions, on April 1, 2003.

      $25 Million Private Placement Of series A convertible preferred stock. On February 4, 2003 Psychiatric Solutions’ stockholders approved the private placement of $25 million of our Series A Convertible Preferred Stock (the “preferred stock”) with affiliates of Oak Investment Partners and Salix Ventures and with Brown Brothers Harriman & Co.’s The 1818 Mezzanine Fund II, L.P. The investors are current investors in Psychiatric Solutions, with Oak Investment Partners and Salix Ventures (or related entities) being among the co-founders of Psychiatric Solutions. Representatives of Salix Ventures and Brown Brothers Harriman currently serve on our Board of Directors. A representative of Oak Investment is expected to be named to the Company’s Board of Directors during the first quarter of 2003. We intend to use the net proceeds from the preferred stock primarily to fund acquisitions of freestanding psychiatric patient facilities. The preferred stock will be issued in two phases: One half will be issued on April 1, 2003, and one-half will be issued on July 1, 2003.

      HUD Refinancing. Psychiatric Solutions is in the process of refinancing a portion of its senior credit facility with various loans guaranteed by the U.S. Department of Housing and Urban Development (HUD). These loans are expected to be in the aggregate amount of approximately $25.0 million and will be secured by real estate and other fixed assets of West Oaks Hospital, Cypress Creek Hospital, Riveredge Hospital and Texas NeuroRehab Center. This refinancing is expected to close in four installments (one per hospital). The first installment, Holly Hill Hospital, closed November 25, 2002. Management anticipates that this refinancing will result in annual interest expense savings of approximately $420,000.

RAMSAY YOUTH SERVICES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31,	December 31,
	2003	2002

	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	$328,000	$796,000
Accounts receivable, less allowances for doubtful accounts of $2,449,000 and $2,327,000 at March 31, 2003 and December 31, 2002, respectively	21,089,000	20,771,000
Other current assets	7,007,000	7,301,000

Total current assets	28,424,000	28,868,000
Other assets
Cash held in trust	870,000	1,026,000
Cost in excess of net asset value of purchased businesses and other intangible assets, net	2,286,000	2,263,000
Unamortized loan costs, net	693,000	754,000
Deferred tax assets	6,135,000	6,407,000

Total other assets	9,984,000	10,450,000
Property and equipment
Land	4,615,000	4,635,000
Buildings and improvements	39,023,000	38,770,000
Equipment, furniture and fixtures	13,594,000	13,439,000

	57,232,000	56,844,000
Less accumulated depreciation	23,500,000	22,865,000

	33,732,000	33,979,000

	$72,140,000	$73,297,000

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$4,504,000	$7,056,000
Accrued wages and other accrued liabilities	8,286,000	6,756,000
Amounts due to third-party contractual agencies	1,145,000	868,000
Current portion of long-term debt	3,856,000	3,938,000

Total current liabilities	17,791,000	18,618,000
Noncurrent liabilities
Other accrued liabilities	3,675,000	3,724,000
Long-term debt, less current portion	13,061,000	13,865,000

Total liabilities	34,527,000	36,207,000

Commitments and contingencies
Stockholders’ equity
Common stock $.01 par value — authorized 30,000,000 shares; issued 9,498,009 shares at March 31, 2003 and 9,491,681 shares at December 31, 2002	95,000	95,000
Additional paid-in capital	127,169,000	127,143,000
Accumulated deficit	(85,752,000)	(86,249,000)
Treasury stock — 193,850 common shares at March 31, 2003 and December 31, 2002, at cost	(3,899,000)	(3,899,000)

Total stockholders’ equity	37,613,000	37,090,000

	$72,140,000	$73,297,000

See Notes to Condensed Consolidated Financial Statements.

RAMSAY YOUTH SERVICES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Quarter Ended March 31,

	2003	2002

	(Unaudited)
Revenues	$36,527,000	$35,831,000
Operating Expenses:
Salaries, wages and benefits	23,571,000	22,196,000
Other operating expenses	10,554,000	9,692,000
Provision for doubtful accounts	402,000	720,000
Depreciation	641,000	625,000
Asset impairment charges	—	125,000

Total operating expenses	35,168,000	33,358,000

Income from operations	1,359,000	2,473,000
Non-operating expenses:
Interest and other financing charges, net	557,000	690,000

Income before income taxes	802,000	1,783,000
Provision for income taxes	305,000	214,000

Net income	$497,000	$1,569,000

Income attributable to common stockholders	$497,000	$1,569,000

Income per common share:
Basic	0.05	0.17

Diluted	0.04	0.14

Weighted average number of common shares outstanding:
Basic	9,298,000	9,264,000

Diluted	11,385,000	11,390,000

See Notes to Condensed Consolidated Financial Statements.

RAMSAY YOUTH SERVICES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Quarter Ended March 31,

	2003	2002

	(Unaudited)
Cash flows from operating activities
Net income	$497,000	$1,569,000
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	641,000	625,000
Amortization, including loan costs and debt discount	124,000	134,000
Provision for doubtful accounts	402,000	720,000
Asset impairment charges	—	125,000
Gain on sale of assets	(1,000)	—
Change in operating assets and liabilities:
Accounts receivable	(720,000)	(2,863,000)
Intangible and other assets	271,000	(194,000)
Deferred tax assets	272,000	—
Accounts payable	(2,552,000)	(51,000)
Accrued salaries, wages and benefits and other liabilities	1,481,000	2,254,000
Amounts due to third-party contractual agencies	277,000	(135,000)

Total adjustments	195,000	615,000

Net cash provided by operating activities	692,000	2,184,000

Cash flows from investing activities:
Net proceeds from the sale of assets	20,000	155,000
Expenditures for property and equipment	(413,000)	(876,000)
Cash held in trust	156,000	—

Net cash used in investing activities	(237,000)	(721,000)

Cash flows from financing activities:
Loan costs	(35,000)	(53,000)
Proceeds from issuance of debt and warrants	80,000	1,500,000
Payments on debt	(994,000)	(3,050,000)
Net proceeds from exercise of options and stock purchases	26,000	44,000
Registration costs	—	(13,000)

Net cash used in financing activities	(923,000)	(1,572,000)

Net decrease in cash and cash equivalents	(468,000)	(109,000)
Cash and cash equivalents at beginning of period	796,000	752,000

Cash and equivalents at end of period	$328,000	$643,000

Cash paid during the period for:
Interest	$468,000	$595,000

Income taxes	$108,000	$40,000

See Notes to Condensed Consolidated Financial Statements.

RAMSAY YOUTH SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)
March 31, 2003

1. Basis of Presentation

      Ramsay Youth Services, Inc. (the “Company”) is a provider of behavioral health care treatment programs and services focused on at-risk and special-needs youth. The Company offers a full spectrum of treatment programs and services in residential and non-residential settings. The programs and services are offered through a network of Company-owned or leased facilities (“Owned Operations”) and state or government-owned facilities (“Management Contract Operations”). The Company is headquartered in Coral Gables, Florida and has operations in Alabama, Florida, Georgia, Hawaii, Missouri, Michigan, Nevada, North Carolina, South Carolina, Texas, Utah and Puerto Rico. The Company also provides a limited range of adult behavioral health care services at certain of its locations in response to community demand.

      The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and notes required by accounting principles generally accepted in the United States of America for complete financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation of the interim information are, unless otherwise discussed in this report, of a normal recurring nature and have been included. The Company’s business is seasonal in nature and subject to general economic conditions and other factors. Accordingly, operating results for the quarter ended March 31, 2003 are not necessarily indicative of the results that may be expected for the year. The balance sheet at December 31, 2002 has been derived from the audited financial statements at that date. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant estimates include valuation reserves for accounts receivable, estimates of revenue to be received from government and other contract reimbursement programs, self-insurance reserves, and estimates related to allocating purchase price to assets and liabilities for prior or future acquisitions. For further information, refer to the consolidated financial statements and notes thereto included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2002, which is available to the public at the SEC’s website at http://www.sec.gov.

2. Transactions with Affiliates

      At March 31, 2003, three corporate affiliates of Mr. Paul J. Ramsay, Chairman of the Board of the Company, owned an aggregate voting interest in the Company of approximately 58%, as follows: (i) Ramsay Holdings HSA Limited owned 9.7% of the outstanding Common Stock of the Company, (ii) Ramsay Holdings Pty. Ltd. owned approximately 40.1% of the outstanding Common Stock of the Company and (iii) Paul Ramsay Hospitals Pty. Limited (“Ramsay Hospitals”) owned approximately 8.1% of the outstanding Common Stock of the Company.

      In September 2002, the Company entered into a lease agreement for a 110-bed facility in Macon, Georgia with a corporate affiliate of Mr. Paul J. Ramsay, Chairman of the Board of the Company and beneficial owner of approximately 61% of the outstanding Common Stock of the Company (the “Macon Lease”). The lease has a primary term of five years and two successive five-year renewal options. The lease payments are $432,000 per annum and at each renewal option is subject to adjustments based on the change in the Consumer Price Index during the preceding period. In accordance with the terms of the lease, the Company is responsible for all costs of ownership, including taxes, insurance, maintenance and

RAMSAY YOUTH SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

repairs. In addition, the Company has the option to purchase the facility at any time for an amount equal to the aggregate cost of the facility (as defined in the lease agreement) adjusted for the increase in the Consumer Price Index between the commencement of the lease and the purchase date.

      In December 1999, the Company entered into an agreement with one of its directors to serve as a senior advisor in connection with legal issues, acquisitions, financings and other transactions involving the Company. During the quarters ended March 31, 2003 and 2002, the Company paid the director $15,000 in connection with these advisory services.

3. Long-Term Debt

      The Company’s long-term debt is as follows:

	March 31,	December 31,
	2003	2002

Variable rate Term Loan, due September 1, 2004	$5,195,000	$6,102,000
Revolver, due October 29, 2004	1,991,000	1,911,000
Acquisition Loan, due October 29, 2004	208,000	287,000
Subordinated Note (net of discount of $289,000), due January 24, 2007	4,725,000	4,711,000
Subordinated Note (net of discount of $301,000), due January 24, 2007	4,714,000	4,699,000
Other	84,000	93,000

	16,917,000	17,803,000
Less current portion	3,856,000	3,938,000

	$13,061,000	$13,865,000

      The Company’s amended senior credit facility (the “Senior Credit Facility”) consists of a term loan (the “Term Loan”) payable in monthly installments ranging from $83,000 to $302,000 with a final payment of any outstanding principal balance due on September 1, 2004 and a revolving credit facility (the “Revolver”) for an amount up to the lesser of $15,000,000 or the borrowing base of the Company’s receivables (as defined in the agreement) and an acquisition loan commitment of up to $6,000,000 (the “Acquisition Loan”).

      On September 6, 2002, the Company’s senior credit facility and subordinated debt was amended to consent to a commercial lease for the Macon Facility between the Company and a corporate affiliate of Mr. Paul J. Ramsay. On March 14, 2003, the Senior Credit Facility was amended, effective December 31, 2002, to extend the maturity date to October 29, 2004.

      At March 31, 2003, the Company was in compliance with all covenants stipulated in the Senior Credit Facility.

RAMSAY YOUTH SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4. Earnings Per Share

      The following table sets forth the computation of basic and diluted earnings per share:

	Quarter Ended March 31,

	2003	2002

Numerator:
Numerator for basic earnings per share — income attributable to common stockholders	$497,000	$1,569,000
Effect for diluted securities	—	—

Numerator for diluted earnings per share — income attributable to common stockholders after assumed conversions	$497,000	$1,569,000

Denominator:
Denominator for basic earnings per share — weighted-average shares	9,298,000	9,264,000
Effect of dilutive securities:
Employee stock options and warrants	2,087,000	2,126,000

Dilutive potential common shares	2,087,000	2,126,000

Denominator for diluted earnings per share — adjusted weighted-average shares and assumed conversions	11,385,000	11,390,000

Basic earnings per share	$0.05	$0.17

Diluted earnings per share	$0.04	$0.14

      For the quarters March 31, 2003 and 2002, options and warrants totaling 552,819 and 591,781, respectively, were excluded from the above computation because their effect would be antidilutive.

5. Segment Information

Owned Operations

      The Company offers its mental health and behavioral health programs and services at its owned and leased facilities in residential and non-residential settings.

      The residential setting is designed to provide a safe, secure and highly structured environment for the evaluation and development of long-term intensive treatment services. The programs focus on a cognitive behavioral model with family, group and individual counseling, social and life skills development, and educational and recreational programs. The primary focus of these services is to reshape antisocial behaviors by stressing responsibility and achievement of performance and treatment goals.

      The non-residential setting is designed to meet the special needs of patients requiring a less structured environment than the residential setting, but providing the necessary level of treatment, support and assistance to transition back into society. The primary focus of this program is to provide patients, with a clinically definable emotional, psychiatric or dependency disorder, with therapeutic and intensive treatment services. Patients who are assisted through this program have either transitioned out of a residential treatment program, or do not require the intensive services of a residential treatment program.

      Many of the Company’s programs are complemented with specialized educational services designed to modify behavior and assist individuals in developing their academic, social, living and vocational skills necessary to participate successfully in society.

RAMSAY YOUTH SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Management Contract Operations

      The Company’s programs and services in its management contract operations are similar in nature to the programs and services offered by the Company at its owned or leased operations; however, the programs and services are provided at facilities owned by the contracting governmental agency. These programs and services focus on solving the specialized needs of the respective agency by providing treatment interventions, including counseling, social interests, substance abuse education and treatment, mental health services, cognitive and life skills development, accredited education and vocational skills. The Company believes that a comprehensive approach, which develops the social, educational, and vocational skills of the individual, creates responsible, contributing, pro-social individuals. This comprehensive approach is essential to achieving the program’s objective of reducing recidivism and integrating the youth into their communities as responsible and productive individuals.

      The following table sets forth, for each of the periods indicated, certain information about segment results of operations and segment assets. There are no inter-segment sales or transfers. Segment profit consists of revenue less operating expenses, and does not include investment income and other, interest and other financing charges, non-recurring items and income taxes. Total assets are those assets used in the operations in each segment. Corporate assets include cash and cash equivalents, property and equipment, intangible assets and notes receivable. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies.

	Quarter Ended March 31,

	2003	2002

Segment Revenue
Owned operations	$29,117,000	$28,925,000
Management contracts	7,410,000	6,906,000

Total consolidated revenues	$36,527,000	$35,831,000

Segment depreciation and amortization
Owned operations	$583,000	$565,000
Managed contracts	44,000	32,000

	627,000	597,000
Reconciling items
Corporate depreciation and amortization	14,000	28,000

Total consolidated depreciation and amortization	$641,000	$625,000

Segment Profit
Owned operations	$2,666,000	$3,308,000
Management contracts	529,000	585,000

	3,195,000	3,893,000
Reconciling items
Corporate expenses	(1,836,000)	(1,295,000)
Asset impairment charges	—	(125,000)
Interest and other financing charges	(557,000)	(690,000)

Total consolidated income before income taxes	$802,000	$1,783,000

RAMSAY YOUTH SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

	Quarter Ended March 31,

	2003	2002

Segment Capital Expenses
Owned operations	$381,000	$718,000
Management contracts	25,000	107,000

	406,000	825,000
Reconciling items
Corporate assets	7,000	51,000

Total consolidated capital expenditures	$413,000	$876,000

Segment assets
Owned operations	$58,182,000	$59,267,000
Management contracts	5,100,000	5,140,000

Total segment assets	63,282,000	64,407,000
Reconciling items
Corporate assets	8,858,000	8,890,000

Total consolidated assets	$72,140,000	$73,297,000

6. Accounts Receivable

      The Company has experienced delays in the collection of receivables from its contracts in Puerto Rico. As of March 31, 2003, the Company had approximately $2,000,000 in outstanding receivables due from the Commonwealth of Puerto Rico, of which $1,100,000 was over 120 days past due. Reserves against outstanding Puerto Rico receivables were $1,100,000 as of March 31, 2003. As of May 9, 2003, the Company had collected approximately $0.4 million of the March 31, 2003 outstanding receivable balance, all of which related to receivables under 120 days past due. The Company and its advisors are in active discussions with the Government of Puerto Rico with respect to the payment of the outstanding receivables. The Company believes that it has fully performed its obligations under the Puerto Rico contracts and is entitled to receive payment of these receivables in full. Although the Company has been advised by its legal counsel that the net receivables due on the Puerto Rico contracts are collectable, there can be no assurances that future transactions or events will not result in the need for additional reserves for these accounts receivable. If the Company were to record additional reserves, it would adversely affect earnings in the period in which the reserves are recorded.

      The Government of Puerto Rico has informed the Company that, as a result of budgetary constraints, it will cancel various contracts with private sector providers. In connection therewith, the Company agreed with the Government of Puerto Rico to terminate its contract to provide educational services to juveniles in Puerto Rico effective August 14, 2002. On April 16, 2002, the Company and the Government of Puerto Rico agreed to the cancellation of the Company’s contract to provide a 20-bed specialized mental health treatment program for youth referred by the Mental Health and Anti-Addiction Services Administration of Puerto Rico.

7. Recently Issued Accounting Pronouncements

      In July 2001, the Financial Accounting Standard Board (“FASB”) issued Statement No. 143, ACCOUNTING FOR ASSET RETIREMENT OBLIGATIONS. This Statement requires that an asset retirement cost should be capitalized as part of the cost of the related long-lived asset and subsequently allocated to expense using a systematic and rational method. This Statement is required to be adopted in

RAMSAY YOUTH SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

fiscal years beginning after June 15, 2002. The Company did not have an impact to its results of operations from the adoption of this Statement.

      In April 2002, the FASB issued Statement No. 145, RESCISSION OF FASB STATEMENTS NO. 4, 44, AND 64, AMENDMENT OF FASB STATEMENT NO. 13, AND TECHNICAL CORRECTION. This Statement eliminates extraordinary accounting treatment for reporting gain or loss on debt extinguishment, and amends other existing authoritative pronouncements to make various technical corrections, clarifies meanings, or describes their applicability under changed conditions. The provisions of this Statement are effective for the Company with the beginning of fiscal year 2003; however, early application of the Statement is encouraged. Debt extinguishments reported as extraordinary items prior to scheduled or early adoption of this Statement would be reclassified in most cases following adoption. The Company did not have an impact to its results of operations from adopting this Statement.

      In June 2002, the FASB issued Statement No. 146, ACCOUNTING FOR COSTS ASSOCIATED WITH EXIT OR DISPOSAL ACTIVITIES. This Statement requires recording costs associated with exit or disposal activities at their fair values when a liability has been incurred. Under previous guidance, certain exit costs were accrued upon management commitment to an exit plan. Adoption of this Statement is required with the beginning of fiscal year 2003. The Company did not have an impact to its results of operations from adopting this Statement.

      In November 2002, the FASB issued Financial Interpretation (FIN) No. 45, GUARANTOR’S ACCOUNTING AND DISCLOSURE REQUIREMENTS FOR GUARANTEES, INCLUDING INDIRECT GUARANTEES OF INDEBTEDNESS OF OTHERS. FIN No. 45 clarifies and expands on existing disclosure requirements for guarantees, including product warranties. FIN No. 45 also requires recognition of a liability at fair value of a company’s obligations under certain guarantee contracts. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The initial recognition and measurement provisions of FIN No. 45 are applied only on a prospective basis to guarantees issued after December 31, 2002, irrespective of the guarantors’ fiscal year-end. The Company did not have an impact to its results from operations from the adoption of this Statement.

      In December 2002, the FASB issued Statement No. 148, ACCOUNTING FOR STOCK-BASED COMPENSATION — TRANSITION AND DISCLOSURE, an amendment of FASB Statement No. 123. This Statement provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company did not have an impact to the results of operations from the adoption of this Statement.

      In January 2003, the FASB issued FIN No. 46, Consolidation of Variable Interest Entities. FIN No. 46 provides accounting guidance for consolidation of off-balance sheet entities with certain characteristics (variable interest entities). All enterprises with variable interest in variable interest entities created after January 31, 2003, shall apply the provisions of this interpretation immediately. A public entity with variable interest in a variable interest entity created before February 1, 2003 shall apply the provisions of this interpretation no later than the first interim or annual reporting period beginning after June 15, 2003. The Company does not believe that the implementation of FIN No. 46 will have a material impact on its financial condition, results of operations or cash flows.

RAMSAY YOUTH SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8. Accounting for Stock-Based Compensation

      The Company accounts for its stock-based compensation plans under Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees. The pro forma information below is based on provisions of Statement of Financial Accounting Standard (“FAS”) No. 123, Accounting for Stock-Based Compensation, as amended by FAS 148, Accounting for Stock-Based Compensation — Transition and Disclosure, issued in December 2002.

      The Company’s options and warrants become fully vested upon a change in control of the Company. As a result of the Company’s pending merger discussed in Note 10, the pro forma information shown below assumes the options and warrants will be fully amortized to compensation expense by June 30, 2003.

	2003	2002

	(In thousands, except
	per share amounts)
Net earnings as reported	$497,000	$1,569,000
Compensation expense under FAS 123	1,734,000	435,000

Net earnings (loss) pro forma	$(1,237,000)	$1,134,000

Net earnings (loss) per share — Basic
As reported	$0.05	$0.17
Pro forma	$(0.13)	$0.12
Net earnings (loss) per share — Diluted
As reported	$0.04	$0.14
Pro forma	$(0.11)	$.010

9. Income Taxes

      During the quarter ended June 30, 2002, the Company reversed $7,390,000 of the valuation allowance placed on its deferred tax assets relating to temporary differences that will result in deductible amounts in future years and net operating loss carryforwards. Future realization of the tax benefit of an existing deductible temporary difference or carryforward ultimately depends on the existence of sufficient taxable income within the carryforward period available under tax law. The Company has reversed a portion of the valuation allowance because, based on a current review of available objective and verifiable evidence, it is management’s judgment that a portion of the tax benefits associated with the Company’s deferred tax assets will more likely than not be realized. Such evidence includes updated expectations about sufficient future years’ taxable income which reflect the continuing improvement in the Company’s operating results.

      At March 31, 2003, the Company had federal net operating loss carryforwards totaling approximately $25,231,000, which expire in the years 2010 to 2018. The Company also has available alternative minimum tax credit carryforwards of approximately $1,150,000 which may be carried forward indefinitely.

      The net deferred tax assets represent management’s best estimate of the tax benefits that will more likely than not be realized in future years at each reporting date. However, there can be no assurance that the Company can generate taxable income to realize the net deferred tax assets. In addition, under the Tax Reform Act of 1986, certain future changes in ownership resulting from the sale of stock may limit the amount of net operating loss carryforwards that can be utilized on an annual basis. The Company has and continues to evaluate compliance relating to the utilization of the net operating loss carryforwards, and believes it has complied in all material respects. A failure to meet the requirements could result in a loss or limitation of the utilization of carryforwards, which could have a material adverse effect on the Company’s financial position and results of operations in future periods.

RAMSAY YOUTH SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

      Deferred taxes as of March 31, 2003 and December 31, 2002 are summarized as follows:

	March 31,

	2003	2002

Deferred tax liabilities:
Book basis of intangible assets over tax basis	$41,000	$41,000
Prepaid maintenance	270,000	325,000

Total deferred tax liabilities	311,000	366,000

Deferred tax assets:
Allowance for doubtful accounts	529,000	537,000
General and professional liability insurance	878,000	833,000
Accrued employee benefits	887,000	726,000
Capital loss carryovers	445,000	445,000
Tax basis of fixed assets over book basis	116,000	116,000
Other accrued liabilities	1,119,000	1,182,000
Net operating loss carryovers	8,579,000	11,014,000
Alternative minimum tax credit carryovers	1,150,000	1,150,000
Total deferred tax assets	13,703,000	16,003,000
Valuation allowance for deferred tax assets	(7,257,000)	(9,230,000)

Deferred tax assets, net of valuation allowance	6,446,000	6,773,000

Net deferred tax assets	$6,135,000	$6,407,000

10. Subsequent Events

      On April 8, 2003, the Company entered into an agreement and plan of merger (the “Agreement”) with Psychiatric Solutions, Inc. (“PSI”). Under the terms of the Agreement, PSI will pay in cash $5.00 per share of outstanding common stock, and assume the Company’s outstanding debt. The transaction is subject to customary closing conditions including receipt of regulatory approvals as well as approval by the Company’s stockholders. PSI is in the process of arranging financing for the transaction. The merger is scheduled for completion by early July 2003.

      On May 1, 2003, Mr. Aaron Beam, Jr. resigned from his position as a member of the Company’s Board of Directors and as a member of the Compensation, Audit and Independent Directors Committees of the Board of Directors. In addition, on May 1, 2003, Mr. Beam agreed to the cancellation of options to purchase 13,334 shares of Ramsay Common Stock in exchange for a payment of $40,000.

RAMSAY YOUTH SERVICES, INC. AND SUBSIDIARIES

INDEPENDENT AUDITORS’ REPORT

Board of Directors and Stockholders

Ramsay Youth Services, Inc. and Subsidiaries

We have audited the consolidated balance sheets of Ramsay Youth Services, Inc. and subsidiaries (the “Company”) as of December 31, 2002 and 2001, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Ramsay Youth Services, Inc. and subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, in 2002, the Company changed its method of accounting for goodwill and indefinite-lived assets to conform to Statement of Financial Accounting Standards No. 142.

DELOITTE & TOUCHE LLP

Certified Public Accountants

Miami, Florida

March 14, 2003
(April 8, 2003, as to Note 19)

RAMSAY YOUTH SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,

	2002	2001

ASSETS
Assets
Cash and cash equivalents	$796,000	$752,000
Accounts receivable, net	20,771,000	23,307,000
Other current assets	7,301,000	6,091,000

Total current assets	28,868,000	30,150,000
Other assets
Cash held in trust	1,026,000	1,021,000
Cost in excess of net asset value of purchased business and other intangible assets, net	2,263,000	2,232,000
Unamortized loan costs, net	754,000	1,077,000
Deferred tax asset	6,407,000	—

Total other assets	10,450,000	4,330,000
Property and Equipment
Land	4,635,000	4,659,000
Buildings and improvements	38,770,000	37,829,000
Equipment, furniture and fixtures	13,439,000	12,580,000

	56,844,000	55,068,000
Less accumulated depreciation	22,865,000	20,537,000

	33,979,000	34,531,000

	$73,297,000	$69,011,000

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$7,056,000	$5,604,000
Accrued wages and other accrued liabilities	6,756,000	6,366,000
Amounts due to third-party contractual agencies	868,000	1,709,000
Current portion of long-term debt	3,938,000	3,372,000

Total current liabilities	18,618,000	17,051,000
Noncurrent liabilities
Other accrued liabilities	3,724,000	4,129,000
Long-term debt, less current portion	13,865,000	23,506,000

Total liabilities	36,207,000	44,686,000

Commitments and contingencies
Stockholders’ equity
Common stock $.01 par value — authorized 30,000,000 shares; issued 9,491,681 shares at December 31, 2002, and 9,445,449 shares at December 31, 2001	95,000	94,000
Additional paid-in capital	127,143,000	127,047,000
Accumulated deficit	(86,249,000)	(98,917,000)
Treasury stock — 193,850 common shares at December 31, 2002 and 2001	(3,899,000)	(3,899,000)

Total stockholders’ equity	37,090,000	24,325,000

	$73,297,000	$69,011,000

See Notes to Consolidated Financial Statements.

RAMSAY YOUTH SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF OPERATIONS

	Year Ended December 31,

	2002	2001	2000

Provider-based revenue	$145,156,000	$134,416,000	$108,360,000
Operating expenses:
Salaries, wages and benefits	90,943,000	83,563,000	68,353,000
Other operating expenses	40,365,000	37,715,000	28,310,000
Provision for doubtful accounts	1,867,000	2,911,000	2,817,000
Depreciation and amortization	2,577,000	2,430,000	2,369,000
Asset impairment	125,000	124,000	—

Total operating expenses	135,877,000	126,743,000	101,849,000

Income from operations	9,279,000	7,673,000	6,511,000

Non-operating expenses:
Interest and other financing charges	(2,475,000)	(3,299,000)	(2,706,000)
Losses related to asset sales and closed businesses	—	(130,000)	(705,000)

Total non-operating expenses, net	(2,475,000)	(3,429,000)	(3,411,000)

Income before income taxes	6,804,000	4,244,000	3,100,000
(Benefit) provision for income taxes	(5,864,000)	778,000	248,000

Net income	$12,668,000	$3,466,000	$2,852,000

Income per common share:
Basic	$1.37	$0.38	$0.32

Diluted	$1.11	$0.34	$0.32

Weighted average number of common shares outstanding
Basic	9,278,000	9,046,000	8,913,000

Diluted	11,405,000	10,340,000	8,954,000

See Notes to Consolidated Financial Statements.

RAMSAY YOUTH SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Common	Common	Additional	Accumulated
	Stock Shares	Stock	Paid-In Capital	Deficit	Treasury Stock

Balance at January 1, 2000	$9,086,191	$90,000	$126,138,000	$(105,235,000)	$(3,899,000)
Issuance of common stock in connection with employee stock purchase plan	34,989	1,000	42,000	—	—
Issuance of warrants in connection with subordinated debt	—	—	861,000	—	—
Registration costs	—	—	(17,000)	—	—
Net income	—	—	—	2,852,000	—

Balance at December 31, 2000	9,121,180	91,000	127,024,000	(102,383,000)	(3,899,000)
Issuance of common stock in connection with employee stock purchase plan	29,672	—	26,000	—	—
Issuance of common stock in connection with exercise of warrants	294,597	3,000	(3,000)	—	—
Net income	—	—	—	3,466,000	—

Balance at December 31, 2001	9,445,449	94,000	127,047,000	(98,917,000)	(3,899,000)
Issuance of common stock in connection with employee stock purchase plan	16,983	—	39,000	—	—
Issuance of common stock in connection with exercise of options and warrants	29,249	1,000	69,000	—	—
Registration costs	—	—	(12,000)	—	—
Net income	—	—	—	12,668,000	—

Balance at December 31, 2002	$9,491,681	$95,000	$127,143,000	$(86,249,000)	$(3,899,000)

See Notes to Consolidated Financial Statements.

RAMSAY YOUTH SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,

	2002	2001	2000

Operating activities
Net income	$12,668,000	$3,466,000	$2,852,000
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation	2,577,000	2,289,000	1,945,000
Amortization, including loan costs and debt discount	535,000	693,000	756,000
Loss related to asset sales and closed businesses	17,000	130,000	705,000
Asset impairment	125,000	124,000	—
Provision for doubtful accounts	1,867,000	2,911,000	2,817,000
Change in operating assets and liabilities net of effects of business acquired:
Decrease (increase) in accounts receivable	670,000	(3,850,000)	(10,026,000)
(Increase) decrease in other current assets	(1,076,000)	(332,000)	2,331,000
Deferred tax asset	(6,407,000)	—	—
Increase (decrease) in accounts payable	1,452,000	(1,989,000)	331,000
(Decrease) increase in accrued salaries, wages and other liabilities	(16,000)	479,000	(3,493,000)
Decrease in amounts due to third-party contractual agencies	(841,000)	(1,923,000)	(1,561,000)

Total adjustments	(1,097,000)	(1,468,000)	(6,195,000)

Net cash provided by (used in) operating activities	11,571,000	1,998,000	(3,343,000)

Investing activities
Increase in net assets held for sale	—	—	(39,000)
Expenditures for property and equipment	(2,473,000)	(2,467,000)	(2,503,000)
Acquisitions	—	—	(8,232,000)
(Increase) decrease in cash held in trust	(5,000)	20,000	852,000
Proceeds for sale of assets	159,000	472,000	100,000

Net cash used in investing activities	(2,319,000)	(1,975,000)	(9,822,000)

Financing activities
Loan costs	(120,000)	(42,000)	(761,000)
Amounts paid to affiliate	—	—	(600,000)
Issuance of employee stock	39,000	26,000	43,000
Net proceeds from exercise of options	70,000	—	—
Proceeds from issuance of debt and warrants	1,531,000	2,007,000	16,983,000
Payment on debt	(10,716,000)	(2,801,000)	(1,566,000)
Registration costs	(12,000)	—	(17,000)

Net cash (used in) provided by financing activities	(9,208,000)	(810,000)	14,082,000

Net increase (decrease) in cash and cash equivalents	44,000	(787,000)	917,000
Cash and cash equivalents at beginning of period	752,000	1,539,000	622,000

Cash and cash equivalents at end of period	$796,000	$752,000	$1,539,000

Cash paid during the period for:
Interest (net of amount capitalized)	$2,095,000	$2,941,000	$2,137,000

Income taxes	$483,000	$429,000	$1,239,000

See Notes to Consolidated Financial Statements.

RAMSAY YOUTH SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002

1. Organization and Summary of Significant Accounting Policies

Industry

      Ramsay Youth Services, Inc. is a provider of behavioral health care treatment programs and services focused on at-risk and special-needs youth. The Company offers a full spectrum of treatment programs and services in residential and non-residential settings. The programs and services are offered through a network of Company-owned or leased facilities (“Owned Operations”) and state or government-owned facilities (“Management Contract Operations”). The Company is headquartered in Coral Gables, Florida and has operations in Alabama, Florida, Georgia, Hawaii, Missouri, Michigan, Nevada, North Carolina, South Carolina, Texas, Utah and Puerto Rico. The Company also provides a limited range of adult behavioral health care services at certain of its locations in response to community demand.

Basis of Presentation

      The consolidated financial statements include the accounts of Ramsay Youth Services, Inc. and its majority-owned subsidiaries (the “Company”). All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of Credit Risk

      The Company provides services to individuals without insurance and accepts assignments of individuals’ third party benefits without requiring collateral. Exposure to losses on receivables due from these individuals is principally dependent on each individual’s financial condition. The Company monitors its exposure for credit losses and maintains allowances for anticipated losses. The mix of the receivables from residents and third-party payors was as follows:

	December 31,

	2002	2001

State Agencies	52.8%	63.4%
Medicaid	22.5	17.3
Medicare	7.7	5.5
Commercial	7.8	5.7
Managed Care	4.9	1.9
Self-Pay	1.2	1.2
Other	3.1	5.0

	100.0%	100.0%

Allowance for Doubtful Accounts

      The Company carries accounts receivables at the amount it deems to be collectable. Estimates are used in determining the Company’s allowance for doubtful accounts and are based on the Company’s

RAMSAY YOUTH SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

historical collection experience, current trends and credit policy. Although the Company believes its allowance is sufficient, if the financial condition of the Company’s customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. The Company continually evaluates the adequacy of its allowance for doubtful accounts. Recoveries are recognized in the period they are received. The ultimate amount of accounts receivable that becomes uncollectable could differ from those estimated.

      As a result of budgetary constraints, on December 15, 2001 the Government of Puerto Rico cancelled the Company’s contract to provide mental health and substance abuse services. In addition, on April 16, 2002 and August 14, 2002, the Government of Puerto Rico also cancelled the Company’s contracts to provide a 20-bed specialized treatment program and an educational program to youth in Puerto Rico, respectively. Total revenues from these three contracts for the years ended December 31, 2002, 2001 and 2000 were approximately $2.0 million, $6.2 million and $5.6 million, respectively. Total operating (loss) or income from these contracts for the years ended December 31, 2002, 2001 and 2000 was approximately ($0.3 million), $0.6 million and $1.3 million, respectively. The Company’s remaining contract with the Government of Puerto Rico is for the management of the 120-bed Bayamon facility. Although the contract for the management of the Bayamon facility does not expire until April 27, 2004, there can be no assurances that the Government of Puerto Rico will not cancel the contract prior to its expiration date. If the Bayamon contract is cancelled, the Company may incur additional costs and charges associated with the early termination of the contract. Total revenues and operating income generated by the Bayamon facility contract for the year ended December 31, 2002 were approximately $5.8 million and $0.4 million, respectively.

      The Company has experienced delays in the collection of receivables from certain of its contracts in Puerto Rico. During the year ended December 31, 2002, the Company collected approximately $1.4 million of past due receivables from the Government of Puerto Rico. As of December 31, 2002, the Company had approximately $2.0 million in outstanding receivables due from its contracts in Puerto Rico, of which $1.1 million was over 120 days past due. Reserves against outstanding Puerto Rico receivables were $1.1 million as of December 31, 2002. As of March 14, 2003, the Company had collected approximately $0.9 million of the December 31, 2002 outstanding receivable balance, all of which related to receivables under 120 days past due. The Company and its advisors are in active discussions with the Government of Puerto Rico with respect to the payment of the outstanding receivables. Although the Company has been advised by its legal counsel that the receivables due on the Puerto Rico contracts are collectable, there can be no assurances that the amounts will be collected.

Cash and Cash Equivalents

      Cash and cash equivalents include cash on hand and short-term, highly liquid, interest-bearing investments, with original maturities less than three months, consisting primarily of money market mutual funds. Deposits in banks may exceed the amount of insurance provided on such deposits. The Company performs reviews of the credit worthiness of its depository banks. The Company has not experienced any losses on its deposits of cash in banks.

Cash Held in Trust

      Cash held in trust includes cash held in escrow from the sale of certain assets (see Note 2) and cash and short term investments set aside for the payment of losses in connection with the Company’s self-insured retention for professional and general liability claims.

RAMSAY YOUTH SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Cost in Excess of Net Asset Value of Purchased Businesses and Other Intangible Assets

      Cost in excess of net asset value of purchased businesses relates to certain acquisitions made by the Company (see Note 4). Prior to January 1, 2002, amounts were being amortized on a straight-line basis over a term ranging from 3 to 40 years with a weighted average life of approximately 20 years. As the result of Statement of Financial Accounting Standards (“SFAS”) No. 142, GOODWILL AND OTHER INTANGIBLE ASSETS, a new accounting pronouncement which became effective in 2002, the Company now evaluates its intangible assets to determine whether they will continue to be amortized or will be tested annually for impairment. The Company has completed its initial test of goodwill and has classified its goodwill in accordance with the Statement’s criteria. Goodwill amortization for the Company for the years ended December 31, 2002, 2001 and 2000 was $0, $141,000 and $424,000, respectively.

      The Company periodically reviews its intangible assets to assess recoverability. The carrying value of cost in excess of net asset value of purchased businesses is reviewed by the Company’s management if the facts and circumstances suggest that it may be impaired. The amount of impairment, if any, would be measured based on discounted future operating cash flows using a discount rate reflecting the Company’s average cost of funds. As of December 31, 2002 and 2001 costs in excess of net asset value of purchased businesses, net of accumulated amortization of $1,521,000, was $2,232,000.

	Year Ended December 31,

	2002	2001	2000

	($000s except for earnings per
	share amounts)
Reported net income	$12,668	$3,466	$2,852
Add back: Goodwill amortization	—	115	390

Adjusted net income	$12,668	$3,581	$3,242

Basic earnings per share:
Reported net income	$1.37	$0.38	$0.32
Goodwill amortization	—	.01	.04

Adjusted net income	$1.37	$0.39	$0.36

Diluted earnings per share:
Reported net income	$1.11	$0.34	$0.32
Goodwill amortization	—	.01	.04

Adjusted net income	$1.11	$0.35	$0.36

Unamortized Loan Costs

      Loan costs are deferred and amortized ratably over the life of the loan and are included in interest and other financial charges. Accumulated amortization of the Company’s loan costs as of December 31, 2002 and 2001 was $1,418,607 and $1,136,000, respectively.

Property and Equipment

      Property and equipment are stated at cost less accumulated depreciation, except for assets considered to be impaired, which are stated at fair value of the assets as of the date the assets are determined to be impaired. Upon the sale or retirement of property and equipment, the cost and related accumulated depreciation are removed from the accounts.

RAMSAY YOUTH SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

      Depreciation is computed substantially on the straight-line method for financial reporting purposes and on accelerated methods for income tax purposes. Depreciation is not recorded on assets determined to be impaired or during the period they are held for sale. The general range of estimated useful lives for financial reporting purposes is twenty to forty years for buildings and five to 10 years for equipment. For the years ended December 31, 2002, 2001 and 2000, depreciation expense recorded on the Company’s property and equipment totaled $2,577,000, $2,300,000 and $1,945,000, respectively.

Revenue Recognition

      Revenues are recognized at the time services are provided. Net revenues include estimated reimbursable amounts from Medicare, Medicaid and other contracted reimbursement programs. Amounts received by the Company for treatment of individuals covered by such programs, which may be based on the cost of services provided or predetermined rates, are generally less than the established billing rates of the Company’s facilities. Final determination of amounts earned under contracted reimbursement programs is subject to review and audit by the appropriate agencies. Differences between amounts recorded as estimated settlements and the audited amounts are reflected as adjustments to provider based revenues in the period the final determination is made (see Note 13).

Medical Expenses

      The Company records the cost of medical services when such services are provided.

Insurance

      The Company carries general and professional liability, comprehensive property damage, malpractice, workers’ compensation, and other insurance coverages that management considers adequate for the protection of its assets and operations.

      The Company maintains self-insured retentions related to its professional and general liability and workers’ compensation insurance programs. The Company’s operations are insured for professional liability on a claims-made basis and for general liability and workers’ compensation on an occurrence basis. The Company records the liability for uninsured losses related to asserted and unasserted claims arising from reported and unreported incidents based on independent valuations which consider claim development factors, the specific nature of the facts and circumstances giving rise to each reported incident and the Company’s history with respect to similar claims. The development factors are based on a blending of the Company’s actual experience with industry standards.

      The Company funds the expected losses of its workers’ compensation claims through a rent-a-captive arrangement with an offshore entity wholly owned by a United States insurance carrier. The Company also maintains an aggregate stop loss policy for its workers’ compensation claims.

Income Taxes

      Income taxes are accounted for in accordance with SFAS No. 109, Accounting for Income Taxes. SFAS No. 109 requires recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Future tax benefits are required to be recognized to the extent that realization of such benefits is more likely than not. A valuation allowance is established for those benefits that do not meet the more likely than not criteria.

RAMSAY YOUTH SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Earnings Per Share

      For all periods presented, the Company has calculated earnings per share in accordance with SFAS No. 128, Earnings Per Share. Basic earnings per share is based on the weighted average number of shares outstanding during each period. Diluted earnings per share further assumes that, under the treasury stock method, dilutive stock options and warrants are exercised.

Stock-Based Compensation

      At December 31, 2002, the Company has eight stock-based employee compensation plans, which are described more fully in Note 11. The company accounts for those plans under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and Related Interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the company had applied the fair value recognition provisions of SFAS No. 123, Accounting for Stock-based Compensation, to stock-based employee compensation.

      For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting period. Because compensation expense associated with a stock option award is recognized over the vesting period, the initial impact of applying SFAS No. 123 may not be indicative of compensation expense in future years, when the effect of the amortization of multiple awards will be reflected in pro forma net income. The Company’s actual and pro forma information follows:

	Year Ended December 31,

	2002	2001	2000

Net income, as reported	$12,668,000	$3,466,000	$2,852,000
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(1,399,000)	(1,518,000)	(1,213,000)

Pro forma net income	$11,269,000	$1,948,000	$1,639,000

Earnings per share:
Basic — as reported	$1.37	$.38	$.32

Basic — pro forma	$1.21	$.22	$.18

Diluted — as reported	$1.11	$.34	$.32

Diluted — pro forma	$.99	$.19	$.18

Fair Value of Financial Instruments

      The carrying amount of financial instruments including cash and cash equivalents, cash held in trust, accounts receivable from services, and accounts payable approximate fair value as of December 31, 2002 due to the short maturity of the instruments and reserves for potential losses, as applicable. The carrying amounts of long-term debt obligations issued pursuant to the Company’s senior credit facility approximate fair value because the interest rates on these instruments are subject to change with market interest rates.

New Accounting Requirements

      In July 2001, the Financial Accounting Standard Board (“FASB”) issued Statement No. 143, Accounting for Asset Retirement Obligations. This Statement requires that an asset retirement cost should

RAMSAY YOUTH SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

be capitalized as part of the cost of the related long-lived asset and subsequently allocated to expense using a systematic and rational method. This Statement is required to be adopted in fiscal years beginning after June 15, 2002. The Company does not anticipate a significant impact to the results of operations from the adoption of this Statement.

      In April 2002, the FASB issued Statement No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Correction. This Statement eliminates extraordinary accounting treatment for reporting gain or loss on debt extinguishment, and amends other existing authoritative pronouncements to make various technical corrections, clarifies meanings, or describes their applicability under changed conditions. The provisions of this Statement are effective for the Company with the beginning of fiscal year 2003; however, early application of the Statement is encouraged. Debt extinguishments reported as extraordinary items prior to scheduled or early adoption of this Statement would be reclassified in most cases following adoption. The Company does not anticipate a significant impact on its results of operations from adopting this Statement.

      In June 2002, the FASB issued Statement No. 146, Accounting for Costs Associated with Exit or Disposal Activities. This Statement requires recording costs associated with exit or disposal activities at their fair values when a liability has been incurred. Under previous guidance, certain exit costs were accrued upon management commitment to an exit plan. Adoption of this Statement is required with the beginning of fiscal year 2003. The Company has not yet completed its evaluation of the impact of adopting this Statement.

      In November 2002, the FASB issued Financial Interpretation (FIN) No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others. FIN No. 45 clarifies and expands on existing disclosure requirements for guarantees, including product warranties. FIN No. 45 also requires recognition of a liability at fair value of a company’s obligations under certain guarantee contracts. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The initial recognition and measurement provisions of FIN No. 45 are applied only on a prospective basis to guarantees issued after December 31, 2002, irrespective of the guarantors’ fiscal year-end. The Company does not believe that the implementation of FIN No. 45 will have a material impact on its financial condition, results of operations or cash flows.

      In December 2002, the FASB issued Statement No. 148, Accounting for Stock-based Compensation — Transition and Disclosure, an amendment of FASB Statement No. 123. This Statement provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company does not anticipate a significant impact to the results of operations from the adoption of this Statement.

      In January 2003, the FASB issued FIN No. 46, Consolidation of Variable Interest Entities. FIN No. 46 provides accounting guidance for consolidation of off-balance sheet entities with certain characteristics (variable interest entities). All enterprises with variable interest in variable interest entities created after January 31, 2003, shall apply the provisions of this interpretation immediately. A public entity with variable interest in a variable interest entity created before February 1, 2003 shall apply the provisions of this interpretation no later than the first interim or annual reporting period beginning after June 15, 2003. The Company does not believe that the implementation of FIN No. 46 will have a material impact on its financial condition, results of operations or cash flows.

RAMSAY YOUTH SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Asset Sales and Closed Businesses

      On June 7, 2000, the Company sold five of its contracts to manage charter schools and personal property with a book value of approximately $800,000 (including the net book value of cost in excess of net asset value of purchased businesses and other intangible assets) for $352,000, resulting in a loss of $456,000 after transaction costs. Additionally, in December 2000, the Company cancelled a long term consulting agreement with the purchaser of the aforementioned contracts and incurred $249,000 in cancellation fees effectively increasing the total loss to $705,000.

      As of December 31, 2000, the assets relating to the Company’s facility in Palm Bay, Florida were reflected as assets held for sale in the accompanying balance sheets. On May 15, 2001, the Company sold the facility for $2,300,000. Proceeds from the sale included a $500,000 cash payment at closing and a $1,800,000, 8% promissory note, due and payable on June 30, 2003. During the year ended December 31, 2001, the Company agreed to accept a discount of $130,000 for the full payment of the promissory note and accrued interest. This note is now expected to be repaid at its original maturity date of June 30, 2003 for the undiscounted amount of $1.8 million. The discount is included as a loss on sale of assets during the year ended December 31, 2001 in the accompanying financial statements. For the year ended December 31, 2001, revenues and net income before taxes from the Palm Bay facility operations were $65,000 and $40,000, respectively. Revenues and net loss before taxes for the Palm Bay facility for the year ended December 31, 2000 were $117,000 and $59,000, respectively.

3. Impairment of Assets

      In accordance with FASB No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, the Company periodically reviews its long-lived assets (land, buildings, fixed equipment, cost in excess of net asset value of purchased businesses and other intangible assets) to determine if the carrying value of these assets is recoverable, based on the future cash flows expected from the assets.

      During the year ended December 31, 2002 and 2001, the Company closed two of its community based programs in South Carolina and recorded asset impairment charges of $125,000 and $124,000, respectively. The asset impairment charges were determined based on the differences between the carrying value of the assets and the expected net proceeds from the sale of each facility.

4. Acquisitions

      On August 4, 2000, the Company acquired the operating assets of Charter Behavioral Health System of Manatee Palms, L.P. (“Manatee Palms”) from Charter Behavioral Health Systems, LLC and the corresponding real estate from Crescent Real Estate Funding VII, L.P. for a cash purchase price of $7,700,000. The acquisition was accounted for under the purchase method of accounting. In connection with the acquisition, the Company recorded cost in excess of net asset value of purchased businesses of $1,892,000. Prior to FASB Statement No. 142, this amount was being amortized on a straight-line basis over a term of 20 years. The operations of Manatee Palms have been included in the Company’s consolidated statement of operations effective August 4, 2000. The Company’s Senior Credit Facility was amended on August 4, 2000 to provide for the approval of this acquisition (see Note 6).

5. Transactions with Affiliates

      At December 31, 2002, three corporate affiliates of Mr. Paul J. Ramsay, Chairman of the Board of the Company, owned an aggregate voting interest in the Company of approximately 58.02%, as follows: (i) Ramsay Holdings HSA Limited owned 9.75% of the outstanding Common Stock of the Company, (ii) Ramsay Holdings Pty. Ltd. owned approximately 40.13% of the outstanding Common Stock of the

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Company and (iii) Paul Ramsay Hospitals Pty. Limited (“Ramsay Hospitals”) owned approximately 8.08% of the outstanding Common Stock of the Company.

      In September 2002, the Company entered into a lease agreement for a 110-bed facility in Macon, Georgia with a corporate affiliate of Mr. Paul J. Ramsay, Chairman of the Board of the Company and beneficial owner of approximately 59% of the outstanding Common Stock of the Company (the “Macon Lease”). The lease has a primary term of five years and two successive five year renewal options. The lease payments are $432,000 per annum and at each renewal option are subject to adjustments based on the change in the Consumer Price Index during the preceding period. In accordance with the terms of the lease, the Company is responsible for all costs of ownership, including taxes, insurance, maintenance and repairs. In addition, the Company has the option to purchase the facility at any time for an amount equal to the aggregate cost of the facility (as defined in the lease agreement) adjusted for the increase in the Consumer Price Index between the commencement of the lease and the purchase date.

      In December 1999, the Company entered into an agreement with one of its directors to serve as a senior advisor in connection with legal issues, acquisitions, financings and other transactions involving the Company. During the years ended December 31, 2002, 2001 and 2000, the Company paid the director $61,242, $66,256 and $68,783, respectively (including expense reimbursements) in connection with these advisory services.

      In October 1999, the Company entered into an agreement with Excel Vocational Alternatives, Inc. (“Excel”) for the provision by Excel of consulting and advisory services in connection with the creation of a Job Corps division for the Company. An executive officer of the Company is President and has a 50% ownership interest in Excel. On June 1, 2001, the Company cancelled its agreement with Excel. During the year ended December 31, 2001 and 2000, the Company paid Excel $150,000 and $192,500, respectively, in connection with these advisory services.

6. Borrowings

      The Company’s long-term debt is as follows:

	December 31,

	2002	2001

Variable rate Term Loan, due October 30, 2004	$6,102,000	$8,134,000
Revolver, due October 30, 2004	1,911,000	7,503,000
Acquisition Loan, due October 3, 2003	287,000	1,849,000
Subordinated Note (net of discount of $289,000), due January 24, 2007	4,711,000	4,660,000
Subordinated Note (net of discount of $301,000), due January 24, 2007	4,699,000	4,640,000
Other	93,000	92,000

	17,803,000	26,878,000
Less current portion	3,938,000	3,372,000

	$13,865,000	$23,506,000

      The Company’s senior credit facility, as amended, (the “Senior Credit Facility”) consists of a term loan (the “Term Loan”) payable in monthly installments ranging from $83,000 to $302,000 with final payment of any outstanding principal balance due on September 1, 2004 and a revolving credit facility (the “Revolver”) for an amount up to the lesser of $15,000,000 or the borrowing base of the Company’s

RAMSAY YOUTH SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

receivables (as defined in the agreement) and an acquisition loan commitment of up to $6,000,000 (the “Acquisition Loan”).

      The Company’s Senior Credit Facility also provided for a $1,250,000 bridge loan advance under the Acquisition Loan. On August 2, 2002 the Company paid off its $1,250,000 bridge loan advance under the Acquisition Loan.

      In connection with the aforementioned bridge loan advance, a corporate affiliate of Paul J. Ramsay, Chairman of the Board of the Company, entered into a Junior Subordinated Note Purchase Agreement with the Senior Credit Facility lender to participate in the Senior Credit Facility in an amount equal to the bridge loan advance.

      Interest on the Term Loan and the Revolver varies, and at the option of the Company, would equal (i) a function of a base rate plus a margin ranging from 0.5% to 2.0% (4.75% at December 31, 2002), based on the Company’s ratio of total indebtedness to EBITDA or (ii) a function of the Eurodollar rate plus a margin ranging from 2.0% to 3.5% (3.43% at December 31, 2002), based on the Company’s ratio of total indebtedness to EBITDA.

      Interest on the Acquisition Loan varies, and at the option of the Company, would equal (i) a function of a base rate plus a margin ranging from 0.75% to 2.25% (5.0% at December 31, 2002), based on the Company’s ratio of total indebtedness to EBITDA or (ii) a function of the Eurodollar rate plus a margin ranging from 2.25% to 3.75% (3.68% at December 31, 2002), based on the Company’s ratio of total indebtedness to EBITDA.

      Additionally, the Company is obligated to pay to the financial institution an amount equal to one half of 1% of the unused portion of the Revolver and the Acquisition Loan.

      The Senior Credit Facility requires that the Company meet certain covenants, including (i) the maintenance of certain fixed charge coverage, interest coverage and leverage ratios, (ii) the maintenance of certain pro forma availability levels (as defined in the credit agreement) and (iii) a limitation on capital expenditures. The Senior Credit Facility also prohibits the payment of cash dividends to common stockholders of the Company.

      On September 6, 2002, the Company’s Senior Credit Facility was amended to allow for the execution of the Macon Lease (see Note 5). On March 14, 2003, the Senior Credit Facility was amended, effective December 31, 2002, to extend the maturity date to October 30, 2004.

      During the twelve months ended December 31, 2001, the Company exceeded the capital expenditure limitation in the Senior Credit Facility. On February 25, 2002, the Company’s lender agreed to amend the Senior Credit Facility, retroactive to December 31, 2001, to provide for among other items: (i) an increase in the permitted capital expenditures, (ii) a $3.0 million increase in the revolving credit loan commitment, and (iii) a $1.5 million additional advance on the term loan.

      As of December 31, 2002 and 2001, the Company was in compliance with all covenants stipulated in the Senior Credit Facility.

      The Company and its subsidiaries have pledged substantially all of their real property, receivables and other assets as collateral for the Senior Credit Facility.

      On January 25, 2000 and June 19, 2000, the Company entered into subordinated note and warrant purchase agreements with two unrelated financial institutions for an aggregate principal amount of $5 million each (the “Subordinated Notes”). The Subordinated Notes permit each of the financial institutions to exercise, under certain conditions, up to 475,000 warrants which are convertible into the Company’s common stock. The aggregate value of the warrants at the time of issuance was $861,000. On August 17, 2001, one of the financial institutions exercised its warrant purchase agreement and converted

RAMSAY YOUTH SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

475,000 warrants into 294,597 shares of common stock utilizing the cashless exercise provision outlined in the warrant agreement. Borrowings under the Subordinated Notes bear interest at a rate of 12.5% per annum. The interest is payable quarterly, and the principal balance and any unpaid interest is due January 24, 2007.

      In connection with the Subordinated Notes, the Company incurred loan costs of approximately $679,000. The loan costs are deferred and amortized ratably over the life of the loans. The amortization is included in interest and other financing charges in the accompanying consolidated statement of operations and the unamortized balance is included as unamortized loan costs in the accompanying consolidated balance sheet.

      The aggregate scheduled maturities of long term debt outstanding during the next five years are as follows: 2003 — $3,938,000; 2004 — $4,411,000; 2005 — $25,000; 2006 — $15,000 and 2007 — $10,004,000.

7. Operating Leases

      On September 28, 1998, the Company sold and leased back the land, buildings and fixed equipment of its Havenwyck facility in Auburn Hills, Michigan. The lease has a term of 12 years and currently requires annual minimum lease payments of approximately $1,387,000, payable monthly. Effective April 1 of each year, the lease payments are subject to upward adjustments (not to exceed 3% annually) in the consumer price index over the preceding twelve months.

      In August 1997, the Company leased its Meadowlake facility in Oklahoma to an independent health care provider (the “tenant”) for an initial term of three years, with four three-year renewal options. Lease payments total $385,000 per year and at each renewal option are subject to adjustment based on the change in the consumer price index during the preceding lease period. In accordance with the terms of the lease agreement, the tenant is responsible for all costs of ownership, including taxes, insurance, maintenance and repairs. In addition, the tenant has the option to purchase the facility at any time for $2,500,000. The book value of the facility was $1,900,000 on December 31, 2002.

      In April 1995, the Company sold and leased back the land, buildings and fixed equipment of its Mission Vista facility in San Antonio, Texas. The lease at the Mission Vista facility has a primary term of 15 years (with three successive renewal options of 5 years each) and at December 31, 2002 had aggregate annual minimum rentals of approximately $601,000, payable monthly.

      Rent expense related to noncancellable operating leases amounted to $4,163,000, $3,916,000 and $3,256,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

      Future minimum lease payments required under noncancellable operating leases as of December 31, 2002 are as follows: 2003 — $3,681,000; 2004 — $3,401,000; 2005 — $3,215,000; 2006 — $2,692,000, 2007 — $2,387,000 and thereafter — $4,064,000.

8. Segment Information

      The Company is a provider of behavioral health care treatment programs focused on at-risk and special needs youth in residential and non-residential settings in eleven states and the Commonwealth of Puerto Rico. During the quarter ended June 30, 2001, the Company refined its segment definitions to more appropriately reflect its business operations and management responsibilities. The primary change from the segment information presented as of December 31, 2000 consists of a change in the names of the segments and the classification of certain items within the segments. Accordingly, the corresponding information for earlier periods has been reclassified to reflect the new reportable business segments, owned operations and management contract operations.

RAMSAY YOUTH SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Owned Operations

      The Company offers its mental health and behavioral health programs and services at its owned and leased facilities in residential and non-residential settings.

      The residential setting provides a safe, secure and highly structured environment for the evaluation and development of long-term intensive treatment services. The programs focus on a cognitive behavioral model with family, group and individual counseling, social and life skills development, and educational and recreational programs. The primary focus of these services is to reshape antisocial behaviors by stressing responsibility and achievement of performance and treatment goals.

      The non-residential setting is designed to meet the special needs of patients requiring a less structured environment than the residential setting, but providing the necessary level of treatment, support and assistance to transition back into society. The primary focus of this program is to provide patients, with a clinically definable emotional, psychiatric or dependency disorder, with therapeutic and intensive treatment services. Patients who are assisted through this program have either transitioned out of a residential treatment program, or do not require the intensive services of a residential treatment program.

      Many of the Company’s programs are complemented with specialized educational services designed to modify behavior and assist individuals in developing their academic, social, living and vocational skills necessary to participate successfully in society.

Management Contract Operations

      The Company’s programs and services in its management contract operations are similar in nature to the programs and services offered by the Company at its owned operations; however, the programs and services are provided at facilities owned by the contracting governmental agency. These programs and services focus on solving the specialized needs of the respective agency by providing effective treatment interventions, including counseling, social interests, substance abuse education and treatment, mental health services, cognitive and life skills development, accredited education and vocational skills. The Company believes that a comprehensive approach, which develops the social, educational, and vocational skills of the individual, creates responsible, contributing, pro-social individuals. This comprehensive approach is essential to achieving the program’s objective of reducing recidivism and integrating the youth into their communities as responsible and productive individuals.

      The following table sets forth, for each of the periods indicated, certain information about segment results of operations and segment assets. There are no inter-segment sales or transfers. Segment profit consists of revenue less operating expenses, exclusive of losses related to asset sales, and does not include investment income and other, interest and other financing charges, and income taxes. Total assets are those assets used in the operations in each segment. Corporate assets include cash and cash equivalents, property and equipment, intangible assets and notes receivable. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies.

	Year Ended December 31,

	2002	2001	2000

Segment Revenue
Owned operations	$116,464,000	$106,140,000	$87,506,000
Management contracts	28,692,000	28,276,000	20,854,000

Total consolidated revenues	$145,156,000	$134,416,000	$108,360,000

RAMSAY YOUTH SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

	Year Ended December 31,

	2002	2001	2000

Segment Depreciation and Amortization
Owned operations	$2,319,000	$2,156,000	$1,744,000
Management contracts	148,000	123,000	140,000

	2,467,000	2,279,000	1,884,000
Reconciling items
Corporate depreciation and amortization	110,000	151,000	485,000

Total consolidated revenues	$2,577,000	$2,430,000	$2,369,000

Segment Profit
Owned operations	$12,999,000	$10,207,000	$8,548,000
Management contracts	2,550,000	3,383,000	1,527,000

	15,549,000	13,590,000	10,075,000
Reconciling items:
Corporate expenses	(6,270,000)	(5,917,000)	(3,564,000)
Interest and other financing charges	(2,475,000)	(3,299,000)	(2,706,000)
Losses related to asset sales and closed businesses	—	(130,000)	(705,000)

Total consolidated income before income taxes	$6,804,000	$4,244,000	$3,100,000

Segment Capital Expenditures
Owned operations	$2,182,000	$2,053,000	$2,147,000
Management contracts	227,000	246,000	330,000

	2,409,000	2,299,000	2,477,000
Reconciling items
Corporate assets	63,000	168,000	26,000

Total consolidated capital expenditures	$2,472,000	$2,467,000	$2,503,000

	As of December 31,

	2002	2001

Segment Assets
Owned operations	$59,267,000	$57,893,000
Management contracts	5,140,000	6,729,000

Total segment assets	64,407,000	64,622,000
Reconciling Items
Corporate assets	8,890,000	4,389,000

Total consolidated assets	$73,297,000	$69,011,000

Geographic Area Data

      The Company’s revenues are derived solely from within the United States and the Commonwealth of Puerto Rico.

RAMSAY YOUTH SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Major Customers

      Revenues from one payor source (Florida Department of Juvenile Justice) represented approximately $27,355,000, $22,433,000 and $14,452,000 of consolidated revenues for the years ended December 31, 2002, 2001 and 2000, respectively.

9. Stockholders’ Equity

      The Certificate of Incorporation of the Company, as amended, authorizes the issuance of 30,000,000 shares of Common Stock, $.01 par value, 800,000 shares of Class A Preferred Stock, $1.00 par value, and 2,000,000 shares of Class B Preferred Stock, $1.00 par value, of which 333,333 shares have been designated as Class B Preferred Stock, Series 1987, $1.00 par value, 152,321 shares have been designated as Series C Preferred Stock, $1.00 par value, 100,000 shares have been designated as Series 1996 Preferred Stock, $1.00 par value, 100,000 shares have been designated as Series 1997 Preferred Stock, $1.00 par value and 4,000 shares have been designated as Series 1997-A Preferred Stock.

      The Company’s Board of Directors has adopted a Stockholder Rights Plan, under which the Company distributed a dividend of one common share purchase right for each outstanding share of the Company’s Common Stock (calculated as if all outstanding shares of Series C Preferred Stock were converted into shares of Common Stock). Each right becomes exercisable upon the occurrence of certain events for a number of shares of the Company’s Common Stock having a market price totaling $72 (subject to certain anti-dilution adjustments which may occur in the future). The rights currently are not exercisable and will be exercisable only if a new person acquires 20% or more (30% or more in the case of certain persons, including investment companies and investment advisors) of the Company’s Common Stock or announces a tender offer resulting in ownership of 20% or more of the Company’s Common Stock. The rights, which expire on August 14, 2005, are redeemable in whole or in part at the Company’s option at any time before a 20% or greater position has been acquired, for a price of $.03 per right.

10. Earnings Per Share

      The following table sets forth the computation of basic and diluted earnings per share:

	Year Ended December 31,

	2002	2001	2000

Net income, as reported	$12,668,000	$3,466,000	$2,852,000

Denominator:
Denominator for basic earnings per share — weighted-average shares	9,278,000	9,046,000	8,913,000
Effective of dilutive securities:
Employee stock options and warrants	2,127,000	1,294,000	41,000

Denominator for diluted earnings per share — Adjusted weighted-average shares and Assumed conversions	11,405,000	10,340,000	8,954,000

Basic earnings per share	$1.37	$.38	$.32

Diluted earnings per share	$1.11	$.34	$.32

      For the years ended December 31, 2002, 2001 and 2000, respectively, 552,819, 785,449 and 1,698,938 options and warrants were excluded from the above computation because their effect would have been antidilutive.

RAMSAY YOUTH SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11. Options and Warrants

      The Company’s Stock Option Plans provide for options to various key employees, non-employee directors, consultants and other individuals providing services to the Company, to purchase shares of Common Stock at no less than the fair market value of the stock on the date of grant. Options granted become exercisable in varying increments including (a) 100% one year after the date of grant, (b) 50% each year beginning one year after the date of grant (c) 33% each year beginning on the date of grant, (d) 33% each year beginning one year from the date of grant and (e) 25% each year beginning one year from the date of grant. Options issued to employees and directors are subject to anti-dilution adjustments and generally expire the earlier of 10 years after the date of grant or 60 days after the employee’s termination date or the director’s resignation. The weighted average remaining contractual life of all outstanding options at December 31, 2002 is approximately 8.0 years.

      During the year ended December 31, 2002, the Company did not grant any options under the various Company stock option plans.

      On April 4, 2001, the Board of Directors: (i) amended the 1999 Stock Option Plan (the “1999 Amended Plan”) and reduced the number of Common Stock shares available for issuance to 250,000 and (ii) adopted the Ramsay Youth Services, Inc. 2001 Stock Option Plan (the “2001 Plan”). Under the 2001 Plan, 1,500,000 shares of Common Stock are available for issuance of awards. Shares distributed under the 1999 Amended Plan and the 2001 Plan may be either newly issued shares or treasury shares. During the year ended December 31, 2001, the Company granted 2,375,000 options under the various Company stock option plans.

      During the year ended December 31, 2000, the Company granted 50,000 options under the Ramsay Managed Care, Inc. (“RMCI”) Plan.

      On August 16, 1999, the Board of Directors adopted the Ramsay Youth Services, Inc. 1999 Stock Option Plan. Under the 1999 Stock Option Plan, 1,250,000 shares of Common Stock were available for issuance of awards. During the year ended December 31, 1999, the Company granted 1,250,000 options under the 1999 Stock Option Plan and 339,000 options under various prior year plans.

      On October 14, 1997, the Board of Directors adopted the Ramsay Youth Services, Inc. 1997 Long Term Incentive Plan (the “1997 Plan”). Under the 1997 Plan, 166,667 shares of Common Stock are available for issuance of awards. Shares distributed under the 1997 Plan may be either newly issued shares or treasury shares. Awards granted under the plan may be in the form of stock appreciation rights, restricted stock, performance awards and other stock-based awards. During the year ended December 31, 1999, the Company granted 91,500 options under the 1997 Plan.

      In connection with a repricing opportunity authorized by the Company’s Board of Directors on November 10, 1995, approximately 500,000 options (of which 11,886 are still outstanding at December 31, 2002) were voluntarily repriced by the option holders. Under this repricing opportunity, the exercise prices of the holders’ outstanding options were reduced to $7.50 per share, the closing price for the Common Stock on the NASDAQ National Market System on November 10, 1995. The Company granted 304,087 options during fiscal year ended June 30, 1997 (including former RMCI options which became options to purchase an aggregate of 104,804 shares of the Company’s Common Stock on the date of the merger). These options, along with the options repriced on November 10, 1995, are not exercisable until the closing price of the Common Stock, as quoted on the NASDAQ SmallCap Market System, equals or exceeds $21.00 per share for at least 15 trading days, which need not be consecutive. As of December 31, 2002, none of these options are exercisable.

      On September 10, 1996, the Company entered into an Exchange Agreement whereby Mr. Paul J. Ramsay exchanged 158,690 options with an exercise price of $7.50 per share (pursuant to the repricing

RAMSAY YOUTH SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

opportunity discussed above), for warrants to purchase an aggregate of 166,667 shares of Common Stock at $7.50 per share. The warrants, which expire in June 2003, are not exercisable until the closing price of the Common Stock, as quoted on the NASDAQ SmallCap Market System, equals or exceeds $21.00 per share for at least 15 trading days, which need not be consecutive, subsequent to September 10, 1996. Most of the options exchanged were originally granted under the Company’s 1991 Stock Option Plan.

      The Company has additional warrants outstanding to purchase an aggregate of 71,000 shares of the Company’s Common Stock (44,333 of which are owned by corporate affiliates of Mr. Ramsay). These warrants were issued in exchange for warrants to purchase common stock of RMCI, and became warrants of the Company as part of the merger with RMCI.

      As part of the Company’s senior and subordinated notes (which were refinanced on September 30, 1997), the Company issued warrants to Aetna Life Insurance Company and Monumental Life Insurance Company. These warrants entitled their holders to purchase an aggregate of 67,338 shares of the Company’s Common Stock at $13.32 per share. These warrants expired on March 31, 2000.

      In connection with the January 25, 2000 and June 19, 2000 subordinated note and warrant purchase agreements, the Company issued warrants to two unrelated financial institutions to each purchase up to 475,000 shares of the Company’s Common Stock at $1.50 per share. These issuances are exercisable on or before January 25, 2010 and June 19, 2010, respectively, and contain anti-dilution provisions.

      On August 27, 2001, a financial institution exercised its warrant purchase agreement. The institution converted 475,000 warrants into 294,597 shares of common stock utilizing a cashless exercise provision as outlined in the agreement.

      The Company has frozen its 1990 and 1991 Stock Option Plans, and authorized 132,319, 166,667, 166,667, 166,667, 250,000 and 1,500,000 shares under its 1993, 1995, 1996, 1997, 1999 Amended and 2001 Stock Option Plans, respectively. At December 31, 2002, 172,862 shares were available for issuance under these Plans.

RAMSAY YOUTH SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

      Summarized information regarding the Company’s Stock Option Plans is as follows:

      Options exercisable based solely on employees rendering additional service:

		Weighted
	Number of	Average
	Shares	Exercise Price

Options outstanding at January 1, 2000	2,154,319	$3.87
Granted (non employee)	50,000	$1.56
Canceled	(1,056,184)	$3.95

Options outstanding at December 31, 2000	1,148,135	$3.63
Granted	2,375,000	$1.04
Cancelled	(825,831)	$3.67

Options outstanding at December 31, 2001	2,697,304	$1.34
Granted	0
Exercised	(29,249)	$2.58
Canceled	(73,140)	$4.62

Options outstanding at December 31, 2002	2,594,915

Exercisable at December 31, 2002	960,290	$1.47

Exercisable at December 31, 2001	191,692	$4.30

Exercisable at December 31, 2000	432,024	$5.24

      Options not exercisable until the closing price for the Common Stock as quoted on the NASDAQ SmallCap Market System equals or exceeds $21.00 per share for at least 15 trading days:

		Weighted
	Number of	Average
	Shares	Exercise Price

Options outstanding at January 1, 2000	275,688	$8.33
Canceled	(162,666)	$9.13

Options outstanding at December 31, 2000	113,022	$7.70
Canceled	(87,646)	$7.62

Options outstanding at December 31, 2001	25,376	$7.93
Canceled	(6,490)	$7.50

Options outstanding at December 31, 2002	18,886	$8.10

      Shares of common stock reserved for future issuance at December 31, 2002 are as follows:

Options	2,613,801
Warrants	962,769

3,576,570

RAMSAY YOUTH SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

      The following table summarizes information about options outstanding at December 31, 2002.

Options Outstanding
				Options Exercisable
		Weighted Average
		Remaining	Weighted		Weighted
Range of	Number	Contractual Life	Average	Number	Average
Exercise Prices	Outstanding	(In Years)	Exercise Price	Exercisable	Exercise price

$0.85	2,000,000	8.25	$0.85	668,335	$.85
$1.56–$2.69	548,751	7.97	2.16	245,791	2.23
$4.69	24,999	.06	4.69	24,999	4.69
$7.50	11,886	1.32	7.50	—	—
$8.25–$9.38	28,165	4.26	8.46	21,165	8.25

$0.85-$9.38	2,613,801	8.04	$1.27	960,290	$1.47

      Pro forma information regarding net income and earnings per share has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123. The Company did not award any employee stock options during the year ended December 31, 2002 and during the year ended December 31, 2000. The fair value of these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for grants in the year ended December 31, 2001.

•	expected volatility rates of 119% for the year ended December 31, 2001

•	risk-free interest rates of 5% for the year ended December 31, 2001

•	expected lives of 10 years for all periods

•	a dividend yield of zero for all periods

      The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options. (See pro forma disclosure in Note 1)

      In addition to the Employee Stock Option plans, the Company also has an Employee Stock Purchase Plan available to employees.

      The Employee Stock Purchase Plan (the “ESPP”) allows all eligible employees to purchase shares of common stock on semi-annual offering dates at a price that is the lessor of 85% if the fair market value of the shares on the first day or the last day of the semi-annual period. Employee contributions were $39,000 for 2002, $44,000 for 2001 and $79,000 for 2000. Through the ESPP, the Company issued to employees 16,983 shares in 2002, 29,672 shares in 2001 and 34,989 shares in 2000. As of December 31, 2002, 18,356 shares were available for future issuance.

RAMSAY YOUTH SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12. Income Taxes

      The following table summarizes tax effects comprising the Company’s net deferred tax assets and liabilities:

	December 31,

	2002	2001

Deferred tax liabilities:
Book basis of fixed assets over tax basis	$—	$57,000
Book basis of intangible assets over tax basis	41,000	—
Prepaid maintenance	325,000	396,000
Other		248,000

Total deferred tax liabilities	366,000	701,000
Deferred tax assets:
Allowance for doubtful accounts	537,000	735,000
General and professional liability insurance	833,000	1,806,000
Accrued employee benefits	726,000	816,000
Capital loss carryovers	445,000	445,000
Tax basis of fixed assets over book basis	116,000	—
Other accrued liabilities	1,182,000	2,568,000
Other	—	2,000
Net operating loss carryovers	11,014,000	15,899,000
Alternative minimum tax credit carryovers	1,150,000	1,150,000

Total deferred tax assets	16,003,000	23,421,000
Valuation allowance for deferred tax assets	(9,230,000)	(22,720,000)

Deferred tax assets, net of valuation allowance	6,773,000	701,000

Net deferred tax assets	$6,407,000	$—

      The provision for income taxes consists of the following:

	Year Ended December 31,

	2002	2001	2000

Current income taxes:
Federal	$67,000	$185,000	$—
State	476,000	593,000	248,000

Total	543,000	778,000	248,000

Deferred income taxes:
Federal and State	(6,407,000)	—	—

Total	$(5,864,000)	$778,000	$248,000

RAMSAY YOUTH SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

      A reconciliation from the U.S. statutory federal income tax rate to the effective income tax rate follows:

	Year Ended December 31,

	2002	2001	2000

U.S. Federal statutory rate	34.0%	34.0%	34.0%
(Decrease) in valuation allowance	(56.1)	(26.5)	(20.1)
Non-deductible intangible assets	—	4.9	—
State income taxes, net of federal benefit	4.6	9.2	5.3
Benefit of net operating loss recognized	(71.1)	(6.8)	(14.2)
Other	2.4	3.5	3.0

Effective income tax rate	(86.2)%	18.3%	8.0%

      Current accounting standards require that deferred income taxes reflect the tax consequences on future years of differences between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. In addition, future tax benefits, such as net operating loss (“NOL”) carryforwards, are required to be recognized to the extent that realization of such benefits is more likely than not. A valuation allowance is established for those benefits that do not meet the more likely than not criteria. A valuation allowance of $9,230,000 and $22,720,000 has been established for the net deferred tax assets at December 31, 2002 and 2001, respectively. During the tax year ended December 31, 2002, the Company reversed a portion of the valuation allowance because, based on a current review of available objective and verifiable evidence, it is management’s judgment that a portion of the tax benefits associated with the Company’s deferred tax assets will more likely than not be realized. Such evidence includes, inter alia, updated expectations about sufficient future years’ taxable income which reflect the continuing improvement in the Company’s operating results.

      At December 31, 2002, the Company had federal net operating loss carryovers of approximately $28,985,000, and alternative minimum tax credit carryovers of approximately $1,150,000 available to reduce future federal income taxes, subject to certain annual limitations. The net operating loss carryovers expire from 2010 to 2018.

13. Reimbursement from Third-Party Contractual Agencies

      The Company records amounts due to or from third-party contractual agencies based on its best estimates of amounts to be ultimately received or paid under cost reports filed with the appropriate intermediaries. Final determination of amounts earned under contractual reimbursement programs is subject to review and audit by these intermediaries. Differences between amounts recorded as estimated settlements and the audited amounts are reflected as adjustments to provider based revenues in the period the final determination is made.

      Laws and regulations governing the Medicare and Medicaid programs are complex and subject to interpretation. The Company believes that it is in compliance with all applicable laws and regulations. Management believes that adequate provision has been made for any adjustments that may result from future intermediary reviews and audits and is not aware of any claims, disputes or unsettled matters concerning third-party reimbursement that would have a material adverse effect on the Company’s financial statements.

      The Company derived approximately 83%, 87% and 85% of its revenues from services provided to individuals covered by various federal and state governmental programs in the years ended December 31, 2002, 2001 and 2000, respectively.

RAMSAY YOUTH SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14. Savings Plan

      The Company has a 401(k) tax deferred savings plan, administered by an independent trustee, covering substantially all employees over age twenty-one meeting a one-year minimum service requirement. The plan was adopted for the purpose of supplementing employees’ retirement, death and disability benefits. The Company may, at its option, contribute to the plan through an Employer Matching Account, but is under no obligation to do so. An employee becomes vested in his Employer Matching Account over a four-year period.

      The Company did not contribute to the plan during the years ended December 31, 2002, 2001 and 2000.

15. Commitments and Contingencies

      The Company is party to certain claims, suits and complaints, including those matters described below, whether arising from the acts or omissions of its employees, providers or others, which arise in the ordinary course of business. The Company has established reserves at December 31, 2002 and 2001 for the estimated amounts, which might be recovered from the Company as a result of all outstanding legal proceedings. In the opinion of management, the ultimate resolution of these pending legal proceedings is not expected to have a material adverse effect on the Company’s financial position, results of operations or liquidity.

      Management has evaluated the probability surrounding a litigation claim sought by the purchaser of one of the Company’s former subsidiaries as being remote. Accordingly, in December 2000, the Company reversed its $2,500,000 litigation reserve.

16. Valuation and Qualifying Accounts

      Activity in the Company’s Valuation and Qualifying Accounts consists of the following:

	December 31,

	2002	2001	2000

Allowance for Doubtful Accounts:
Balance at beginning of period	$1,934,000	$2,807,000	$2,615,000
Provision for doubtful accounts	1,867,000	2,911,000	2,817,000
Write-offs of uncollectable accounts receivable	(1,474,000)	(3,784,000)	(2,625,000)

Balance at end of period	$2,327,000	$1,934,000	$2,807,000

Tax Valuation Allowance for Deferred Tax Assets:
Balance at beginning of period	$22,720,000	$24,151,000	$25,214,000
Deductions	(13,490,000)	(1,431,000)	(1,063,000)

Balance at end of period	$9,230,000	$22,720,000	$24,151,000

RAMSAY YOUTH SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

17. Supplemental Cash Flow Information

      The Company’s non-cash investing and financing activities were as follows:

	Year Ended December 31,

	2002	2001	2000

Cancellation of consulting agreement	$—	$—	$249,000
Issuance of warrants in connection with subordinated debt	—	—	861
Financed acquisition of property and equipment	31,000	86,000	—
Note received in connection with sale of property and equipment	—	1,670,000	252,000

18. Quarterly Results of Operations and Other Supplemental Information (Unaudited)

      Following is a summary of the Company’s quarterly results of operations for the years ended December 31, 2002 and 2001.

	Quarter Ended

	March 31	June 30	September 30	December 31

2002(b)
Net revenues	$35,831,000	$36,709,000	$36,323,000	$36,293,000
Income from operations	2,473,000	2,675,000	2,601,000	1,530,000
Income before income taxes	1,783,000	2,070,000	2,025,000	926,000
Net income	1,569,000	9,262,000	1,262,000	575,000
Income Per Common Share(a)
Basic	$0.17	$1.00	$0.14	$0.06
Diluted	$0.14	$0.81	$0.11	$0.05
2001(c)
Net revenues	$31,789,000	$33,840,000	$33,638,000	$35,149,000
Income from operations	1,545,000	1,787,000	1,995,000	2,346,000
Income before income taxes	560,000	921,000	1,249,000	1,514,000
Net income	384,000	796,000	1,078,000	1,208,000
Income Per Common Share(a)
Basic	$.04	$.09	$.12	$.13
Diluted	$.04	$.08	$.10	$.11

(a)	The quarterly earnings per share amounts may not equal the annual amounts due to changes in the average common and dilutive common equivalent shares outstanding during the year.

(b)	During the quarter ended March 31, 2002, the Company recorded an asset impairment charge of $0.1 million relating to the difference between the carrying value of one of its closed therapeutic living facilities and the expected net proceeds from the sale of the facility.

During the quarter ended June 30, 2002, the Company recorded a $7.4 million reversal of the valuation allowance placed on its deferred tax assets relating to temporary differences that will result in deductible amounts in future years and net operating loss carryforwards.

During the quarter ended December 31, 2002, the Company incurred approximately $650,000 in losses in connection with the start-up of the new McIntosh contract and Macon facility.

(c)	During the quarter ended December 31, 2001, the Company recorded an asset impairment charge of $0.1 million relating to the difference between the carrying value of one of its closed therapeutic living facilities and the expected net proceeds from the sale of the facility.

RAMSAY YOUTH SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

During the quarter ended December 31, 2001, the Company recorded a loss of $0.1 million relating to a discount on the prepayment of a note receivable owed to the Company.

19. Subsequent Events

      On April 8, 2003, the Company entered into an agreement and plan of merger (the “Agreement”) with Psychiatric Solutions, Inc. (“PSI”). Under the terms of the Agreement, PSI will pay in cash $5.00 per share of outstanding common stock, and assume the Company’s outstanding debt. The transaction is subject to customary closing conditions including receipt of regulatory approvals as well as approval by the Company’s stockholders. PSI is in the process of arranging financing for the transaction. The merger is scheduled for completion by early July 2003.

REPORT OF INDEPENDENT AUDITORS

The Board of Directors

The Brown Schools of Virginia, Inc., Cedar Springs Behavioral Health System, Inc.,
Healthcare San Antonio, Inc., The Brown Schools of San Marcos, Inc., and
The Oaks Psychiatric Hospital, Inc.

      We have audited the accompanying combined balance sheets of The Brown Schools of Virginia, Inc., Cedar Springs Behavioral Health System, Inc., Healthcare San Antonio, Inc., The Brown Schools of San Marcos, Inc., and The Oaks Psychiatric Hospital, Inc. (collectively the “Company”) as of December 31, 2002 and 2001 and the related combined statements of operations, changes in equity of parent, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of The Brown Schools of Virginia, Inc., Cedar Springs Behavioral Health System, Inc., Healthcare San Antonio, Inc., The Brown Schools of San Marcos, Inc., and The Oaks Psychiatric Hospital, Inc. at December 31, 2002 and the combined results of their operations and their cash flows for each of the three years in the period ending December 31, 2002 and 2001 in conformity with accounting principles generally accepted in the United States.

ERNST & YOUNG LLP

Nashville, Tennessee

May 2, 2003

THE BROWN SCHOOLS OF VIRGINIA, INC.,

CEDAR SPRINGS BEHAVIORAL HEALTH SYSTEM, INC.,
HEALTHCARE SAN ANTONIO, INC.,
THE BROWN SCHOOLS OF SAN MARCOS, INC., AND
THE OAKS PSYCHIATRIC HOSPITAL, INC.

COMBINED BALANCE SHEETS

	December 31,
			March 31,
	2001	2002	2003

			(Unaudited)

	(In thousands)
ASSETS
Current assets:
Accounts receivable, less allowance for doubtful accounts of $4,505, $3,602, and $3,194 at December 31, 2001, 2002 and March 31, 2003, respectively	$10,336	$10,169	$8,913
Prepaid expenses and other	336	360	345

Total current assets	10,672	10,529	9,258
Property, plant and equipment, net	15,187	14,277	13,321
Other	68	39	39

Total assets	$25,927	$24,845	$22,618

LIABILITIES AND EQUITY OF PARENT
Current liabilities:
Bank overdraft	$739	$834	$450
Accounts payable	5,186	5,145	5,722
Accrued salaries and benefits	2,147	2,007	1,661
Due to third party payors	718	584	514
Other current liabilities	330	302	210

Total current liabilities	9,120	8,872	8,557
Equity of parent	16,807	15,973	14,061

Total liabilities and equity of parent	$25,927	$24,845	$22,618

See accompanying notes.

THE BROWN SCHOOLS OF VIRGINIA, INC.,

CEDAR SPRINGS BEHAVIORAL HEALTH SYSTEM, INC.,
HEALTHCARE SAN ANTONIO, INC.,
THE BROWN SCHOOLS OF SAN MARCOS, INC., AND
THE OAKS PSYCHIATRIC HOSPITAL, INC.

COMBINED STATEMENTS OF OPERATIONS

				Three Months Ended
	Years Ended December 31,			March 31,

	2000	2001	2002	2002	2003

				(Unaudited)

	(In thousands)
Revenue	$50,955	$60,074	$60,174	$14,860	$13,851
Expenses:
Salaries, wages and employee benefits	28,623	34,568	33,931	8,920	8,319
Supplies	3,801	4,393	4,390	1,080	1,124
Rentals and leases	442	709	708	173	188
Professional fees	3,353	3,801	4,309	1,066	995
Provision for doubtful accounts	1,047	1,694	1,728	400	388
Other operating expenses	9,320	8,107	7,108	1,744	1,616
Depreciation	1,485	1,317	1,557	300	279
Management fee	2,556	3,034	2,903	743	694
Interest	2,572	3,375	5,629	843	1,414
Loss on sale of land	—	—	—	—	458

Loss before income taxes	(2,244)	(924)	(2,089)	(409)	(1,624)

Provision for income taxes	—	—	—	—	—
Net loss	$(2,244)	$(924)	$(2,089)	$(409)	$(1,624)

See accompanying notes.

THE BROWN SCHOOLS OF VIRGINIA, INC.,

CEDAR SPRINGS BEHAVIORAL HEALTH SYSTEM, INC.,
HEALTHCARE SAN ANTONIO, INC.,
THE BROWN SCHOOLS OF SAN MARCOS, INC., AND
THE OAKS PSYCHIATRIC HOSPITAL, INC.

COMBINED STATEMENTS OF CHANGES IN EQUITY OF PARENT

Total

(In thousands)
Equity of Parent at January 1, 2000	$17,625
Net loss	(2,244)
Contribution from Parent	1,502

Equity of Parent at December 31, 2000	16,883
Net loss	(924)
Contribution from Parent	848

Equity of Parent at December 31, 2001	16,807
Net loss	(2,089)
Contribution from Parent	1,255

Equity of Parent at December 31, 2002	15,973
Net loss	(1,624)
Distribution to Parent	(288)

Equity of Parent at March 31, 2003 (unaudited)	$14,061

See accompanying notes.

THE BROWN SCHOOLS OF VIRGINIA, INC.,

CEDAR SPRINGS BEHAVIORAL HEALTH SYSTEM, INC.,
HEALTHCARE SAN ANTONIO, INC.,
THE BROWN SCHOOLS OF SAN MARCOS, INC., AND
THE OAKS PSYCHIATRIC HOSPITAL, INC.

COMBINED STATEMENTS OF CASH FLOWS

				Three Months
	Years Ended December 31,			Ended March 31,

	2000	2001	2002	2002	2003

				(Unaudited)

	(In thousands)
Cash flows from operating activities
Net loss	$(2,244)	$(924)	$(2,089)	$(409)	$(1,624)
Adjustments to reconcile net loss to net cash provided by in operating activities:
Depreciation	1,485	1,317	1,557	300	279
Provision for doubtful accounts	1,047	1,694	1,728	400	388
Provision for professional liability risk	3,146	750	970	287	264
Loss on land	—	—	—	—	458
Changes in operating assets and liabilities:
Accounts receivable	(3,874)	(3,939)	(1,561)	157	868
Prepaid and other current assets	(12)	37	(24)	7	15
Accounts payable	1,220	760	(41)	(328)	577
Bank overdraft	500	98	95	133	(384)
Accrued salaries and benefits	481	268	(140)	(248)	(346)
Due to third party payors	175	976	(134)	(212)	(70)
Other Liabilities	111	41	(28)	(176)	(93)

Net cash provided by (used in) operating activities	2,035	1,078	333	(89)	332
Cash flows from investing activities
Purchases of property and equipment	(385)	(1,196)	(645)	(119)	(569)
Proceeds from sale of land	—	—	—	—	789
Other assets	(5)	19	29	25	—

Net cash (used in) provided by investing activities	(390)	(1,177)	(616)	(94)	220
Cash flows from financing activities
Transfers to and advances from Parent, net	(1,645)	99	283	183	(552)

Net cash (used in) provided by financing activities	(1,645)	99	283	183	(552)
Increase (decrease) in cash	—	—	—	—	—
Cash at beginning of year	—	—	—	—	—

Cash at end of year	$—	$—	$—	$—	$—

Supplemental Information:
Interest payments	$2,572	$3,375	$5,629	$843	$1,414

See accompanying notes.

THE BROWN SCHOOLS OF VIRGINIA, INC.,

CEDAR SPRINGS BEHAVIORAL HEALTH SYSTEM, INC.,
HEALTHCARE SAN ANTONIO, INC.,
THE BROWN SCHOOLS OF SAN MARCOS, INC., AND
THE OAKS PSYCHIATRIC HOSPITAL, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

(In Thousands)

1. Organization

      The accompanying combined financial statements include the accounts of the following entities (collectively, the Company) which are each subsidiaries of The Brown Schools, Inc. (the Parent) which provides behavioral and psychiatric services to children, adolescents, and adults.

•	The Brown Schools of Virginia, Inc. owns and operates a 64-bed hospital located in Charlottesville, Virginia.

•	Cedar Springs Behavioral Health System, Inc. owns and operates a 110-bed hospital located in Colorado Springs, Colorado.

•	Healthcare San Antonio, Inc. owns and operates a 196-bed hospital located in San Antonio, Texas.

•	The Oaks Psychiatric Hospital, Inc. owns and operates a 118-bed hospital in Austin, Texas.

•	The Brown Schools of San Marcos, Inc. owns and operates a 186-bed hospital in San Marcos, Texas.

      Substantially all of the net assets of the Company were purchased by Psychiatric Solutions, Inc. for approximately $48 million during April 2003.

      The accompanying unaudited consolidated condensed financial statements as of March 31, 2003 and for the three months ended March 31, 2002 and 2003, were prepared in accordance with accounting principles generally accepted in the United States of America and all applicable financial statement rules and regulations of the Securities and Exchange Commission pertaining to interim financial information. The interim financial statements do not include all information or footnote disclosures required by accounting principles generally accepted in the United States of America for complete financial statements. All adjustments which are, in the opinion of management, of a normal recurring nature and are necessary for a fair presentation of the interim financial statements have been included. The results of operations for the three months ended March 31, 2003 are not necessarily indicative of the results to be expected for the full year.

2. Summary of Significant Accounting Policies

Net Patient Service Revenue

      The Company receives payment for patient services from federal and various state governments primarily under the Medicare and Medicaid programs, health maintenance organizations, preferred provider organizations and other private insurers and directly from patients. Patient service revenue is reported on the accrual basis in the period in which services are provided, at established rates, regardless of whether collection in full is expected.

      Net patient service revenue is based on established billing rates less allowances and discounts for patients covered by Medicare, Medicaid and various other discount arrangements. Payments received under these programs and arrangements, which are based on either predetermined rates or the cost of services, are generally less than the Company’s customary charges, and the differences are recorded as contractual adjustments or policy discounts at the time service is rendered.

THE BROWN SCHOOLS OF VIRGINIA, INC.,
CEDAR SPRINGS BEHAVIORAL HEALTH SYSTEM, INC.,
HEALTHCARE SAN ANTONIO, INC.,
THE BROWN SCHOOLS OF SAN MARCOS, INC., AND
THE OAKS PSYCHIATRIC HOSPITAL, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

      Settlements under cost reimbursement agreements with third party payors are estimated and recorded in the period in which the related services are rendered and are adjusted in future periods as final settlements are determined. Final determination of amounts earned under the Medicare and Medicaid programs often occur in subsequent years because of audits by the programs, rights of appeal and the application of numerous technical provisions.

Intercompany Allocations

Related Party Transactions

      The Company is allocated interest expense based upon a percentage of the Company’s fixed assets and working capital as compared to the Parent. Interest expense totaled approximately $2,572, $3,375 and $5,629 for the years ended December 31, 2000, 2001 and 2002, respectively.

      The Company is charged a management fee equal to 5% of its unaudited revenues. Management fees were $2,556, $3,034 and $2,903 for the years ended December 31, 2000, 2001 and 2002, respectively.

      The Parent carries employee health and dental insurance from an unrelated commercial carrier. Premiums are allocated based on the number of enrolled employees and dependents at the individual facilities. Health and dental expenses were approximately $740, $829 and $1,270 for the years ended December 31, 2000, 2001 and 2002, respectively.

      Although management considers its allocation methods to be reasonable, due to the relationship between the Company and its Parent, the terms of the allocation may not necessarily be indicative of that which would have resulted had the Company been a separate entity.

Inventories

      Inventories, consisting principally of supplies, are stated at the lower of cost (first-in, first-out) or market.

Property, Plant and Equipment

      Property and equipment are stated at cost and depreciated using the straight-line method over the useful lives of the assets, which are assigned by the Company as follows:

Asset Category	Depreciable Life

Land improvements	15 years
Buildings	30 years
Building improvements	10 years
Leasehold improvements	Remaining life of lease
Furniture, fixtures and equipment	7 years
Computers, vehicles, and office equipment	5 years
Software	3 years

Depreciation expense was approximately $1,485, $1,317 and $1,557 for the years ended December 31, 2000, 2001 and 2002, respectively.

THE BROWN SCHOOLS OF VIRGINIA, INC.,
CEDAR SPRINGS BEHAVIORAL HEALTH SYSTEM, INC.,
HEALTHCARE SAN ANTONIO, INC.,
THE BROWN SCHOOLS OF SAN MARCOS, INC., AND
THE OAKS PSYCHIATRIC HOSPITAL, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

      When events, circumstances and operating results indicate the carrying values of certain long-lived assets might be impaired, the Company prepares projections of the undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the projections indicate that the recorded amounts are not expected to be recoverable, such amounts are reduced to estimated fair value. Fair value is estimated based upon projections of discounted cash flows.

Income Taxes

      The Company accounts for income taxes under the liability method. Under this method, deferred tax assets and liabilities are determined based upon differences between the financial statement carrying amounts and tax bases of assets and liabilities and are measured using the enacted tax laws that will be in effect when the differences are expected to reverse.

General and Professional Liability Risks

      The Parent, on behalf of the Company, carries general and professional liability insurance from an unrelated commercial insurance carrier, on a claims-made basis, for per occurrence losses up to $1 million in 2001 and 2002 with policy limits of $3 million in the aggregate in 2001 and 2002. The Parent also carries workers’ compensation insurance from an unrelated commercial insurance carrier. The cost of general and professional liability and workers’ compensation coverage is allocated by the Parent based upon the percentage of the number of the Company’s full time employees as compared to the consolidated total of the Parent. The cost for the years ended December 31, 2000, 2001 and 2002 was approximately $3,734, $1,384 and $1,680, respectively.

Capital Transactions with Parent

      The Company maintains certain intercompany accounts with its Parent whereby the Parent funds certain operating expenses and costs, such as insurance, payroll, and employee benefits. Such costs are offset in the intercompany accounts by transfers of cash collected by the Company to the Parent. Such amounts were reflected as amounts due to Parent in the Company’s internal financial statements. As a result of the sale of the Company to an unrelated party subsequent to December 31, 2002, these amounts due to the Parent at December 31, 2001 and 2002 were not paid by the Company. Accordingly, the amounts due to Parent are reflected in the accompanying financial statements within equity of Parent. All changes in the amounts due to Parent have been reflected as contributions from or distributions to Parent.

Use of Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Advertising Costs

      Advertising costs are expensed as incurred. Advertising costs were $225, $273 and $188 for the years ended December 31, 2000, 2001 and 2002, respectively.

THE BROWN SCHOOLS OF VIRGINIA, INC.,
CEDAR SPRINGS BEHAVIORAL HEALTH SYSTEM, INC.,
HEALTHCARE SAN ANTONIO, INC.,
THE BROWN SCHOOLS OF SAN MARCOS, INC., AND
THE OAKS PSYCHIATRIC HOSPITAL, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

Fair Values of Financial Instruments

      Bank Overdraft — The carrying amounts reported in the balance sheet for bank overdraft approximate fair value.

      Accounts Receivable and Accounts Payable — The carrying amounts reported in the balance sheet for accounts receivable and accounts payable approximate fair value.

Recently Issued Accounting Pronouncements

      In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS No. 144”), which supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, (“SFAS No. 121”), and the accounting and reporting provisions of APB Opinion No. 30, Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. SFAS No. 144 removes goodwill from its scope and clarifies other implementation issues related to SFAS No. 121. SFAS No. 144 also provides a single framework for evaluating long-lived assets to be disposed of by sale. The provisions of this statement were adopted effective January 1, 2002 and had no material effect on the Company’s results of operations or financial position.

      In April 2002, the FASB issued Statement of Financial Accounting Standards No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections (“SFAS 145”). SFAS 145 prohibits the classification of gains or losses from debt extinguishments as extraordinary items unless the criteria outlined in APB Opinion No. 30, Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, are met. SFAS 145 also eliminates an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS 145 is effective for fiscal years beginning after May 15, 2002, with early adoption encouraged. The Company intends to adopt the provisions of SFAS 145 effective January 1, 2003 and does not expect this pronouncement to have a material effect on its financial position or results of operations.

3. Concentrations of Credit Risk

      The Company’s primary concentration of credit risk is patient accounts receivable, which consists of amounts owed by governmental agencies, insurance companies, and private patients. The Company manages the receivables by regularly reviewing its accounts and contracts and by providing appropriate allowances for uncollectible accounts. Various state Medicaid programs comprised approximately 70% and 59% of patient receivables at December 31, 2002 and 2001, respectively. Remaining receivables relate primarily to various commercial insurance carriers and HMO/PPO programs. Concentration of credit risk from other payers is limited by the number of patients and payors. Three of the five facilities are located in the state of Texas, making the Company somewhat reliant on various laws and economic conditions in Texas.

4. Retirement Plan

      The Company participates in the Parent’s defined contribution retirement plan, The Brown Schools, Inc. 401(k) Plan (the “Plan”). The Plan covers substantially all employees. Retirement expense was

THE BROWN SCHOOLS OF VIRGINIA, INC.,
CEDAR SPRINGS BEHAVIORAL HEALTH SYSTEM, INC.,
HEALTHCARE SAN ANTONIO, INC.,
THE BROWN SCHOOLS OF SAN MARCOS, INC., AND
THE OAKS PSYCHIATRIC HOSPITAL, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

approximately $76, $98 and $32 for the years ended December 31, 2000, 2001 and 2002, respectively. The Company makes discretionary contributions to the Plan through the Parent each year.

5. Commitments and Contingencies

Current Operations

      Final determination of amounts earned under prospective payment and cost-reimbursement activities is subject to review by appropriate governmental authorities or their agents. In the opinion of management, adequate provision has been made for any adjustments that may result from such reviews.

DODIG Investigation

      Healthcare San Antonio, Inc. is currently under investigation by the Department of Defense Inspector General (DODIG). On or about August 21, 2002, the Company received a subpoena from the DODIG requesting certain medical records related to Champus-Tricare reimbursement issues. The Company has complied with the subpoena and provided the requested documents. The Company is now awaiting further instruction from the government. While management believes that it has complied with all laws and regulations, it is unable to predict the outcome of the investigation. If the Company were to be subject to an unfavorable outcome to this investigation, the ultimate resolution of the investigation could have a material adverse effect on the Company’s financial position and results of operations.

Other

      Laws and regulations governing the Medicare and Medicaid programs are complex and subject to interpretation. The Company believes that it is in compliance with all applicable laws and regulations and is not aware of any pending or threatened investigations involving allegations of potential wrongdoing, except for the Champus-Tricare issue referred to above. While no such regulatory inquiries have been made, compliance with such laws and regulations can be subject to future government review and interpretation as well as significant regulatory action including fines, penalties, and exclusion from the Medicare and Medicaid programs.

      The Company is subject to claims and suits arising in the ordinary course of business. Even though management is unable to predict such claims and their potential outcomes, it is management’s opinion, that the ultimate resolution of such other pending legal proceedings will not have a material effect on the Company’s financial position or results of operations.

Leases

      The Company leases the facility comprising The Brown Schools of Virginia, Inc. as well as office space and certain equipment under operating agreements.

      Total rent expense under operating leases was approximately $442, $709 and $708 for the years ended December 31, 2000, 2001 and 2002, respectively.

THE BROWN SCHOOLS OF VIRGINIA, INC.,
CEDAR SPRINGS BEHAVIORAL HEALTH SYSTEM, INC.,
HEALTHCARE SAN ANTONIO, INC.,
THE BROWN SCHOOLS OF SAN MARCOS, INC., AND
THE OAKS PSYCHIATRIC HOSPITAL, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

      Future minimum rental commitments under noncancelable operating leases (with an initial or remaining term in excess of one year) at December 31, 2002, are as follows (in thousands):

Operating Leases

2003	$631
2004	603
2005	330
2006	3
2007	1
Thereafter	—

Total minimum rental commitments	$1,568

6. Property, Plant and Equipment

      Property, plant and equipment consist of the following (in thousands):

	December 31,

	2001	2002

Land and improvements	$6,246	$6,285
Buildings and improvements	16,209	17,533
Equipment	8,404	7,848
Leasehold improvements	185	58
Construction in progress	64	—

	31,108	31,724
Less accumulated depreciation	(15,921)	(17,447)

Net property, plant and equipment	$15,187	$14,277

7. Income Taxes

      Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax

THE BROWN SCHOOLS OF VIRGINIA, INC.,
CEDAR SPRINGS BEHAVIORAL HEALTH SYSTEM, INC.,
HEALTHCARE SAN ANTONIO, INC.,
THE BROWN SCHOOLS OF SAN MARCOS, INC., AND
THE OAKS PSYCHIATRIC HOSPITAL, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

purposes. Significant components of the Company’s deferred tax assets (liabilities) are as follows (in thousands):

	December 31,

	2001	2002

Deferred tax assets:
Net operating loss carryforwards	$1,167	$2,630
Allowance for bad debts	1,341	679

Total gross deferred tax assets	2,508	3,309
Less: Valuation allowance	(2,276)	(3,069)

Net deferred tax assets	232	240
Deferred tax liabilities:
Depreciation	(232)	(240)

Total gross deferred tax liabilities	(232)	(240)

Net deferred tax asset (liability)	$—	$—

      SFAS 109 requires the Company to record a valuation allowance when it is “more likely than not that some portion or all of the deferred tax assets will not be realized.” It further states that “forming a conclusion that a valuation allowance is not needed is difficult when there is a negative evidence such as cumulative losses in recent years.” A 100% valuation allowance has been recorded equal to the deferred tax assets after considering deferred tax assets that can be realized through offset to existing taxable temporary differences. Assuming the Company achieves sufficient profitability in future years to realize the deferred income tax assets, the valuation allowance will be reduced in future years through a credit to income tax expense. As of December 31, 2002, the valuation allowance is approximately $3,069 which represents an increase of approximately $794 from December 31, 2001.

      At December 31, 2002, the Company has federal and state net operating loss carryforwards of approximately $6,820, which expire at various dates through 2022.

      A reconciliation of the federal statutory tax rate to the effective tax rate is as follows (in thousands):

	Year Ended December 31,

	2000	2001	2002

Tax at U.S. statutory rate	$(762)	$(314)	$(710)
State income tax, net of federal benefit	(90)	(37)	(84)
Change in valuation allowance	852	351	794

Total income tax expense	$—	$—	$—

8. Subsequent Events (Unaudited)

      On April 1, 2003, Psychiatric Solutions, Inc., which manages behavioral health units and owns psychiatric facilities, purchased substantially all of the assets of the Company for $48 million.

THE BROWN SCHOOLS OF OKLAHOMA, INC. AND SUBSIDIARY

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors
The Brown Schools of Oklahoma, Inc. and Subsidiary

      We have audited the accompanying consolidated balance sheets of The Brown Schools of Oklahoma, Inc. and subsidiary (the Company) as of December 31, 2002 and 2001, and the related consolidated statements of operations, stockholder’s equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      As discussed in Note 5 to the consolidated financial statements, the Company is economically dependent upon certain government programs under which it derived approximately 93%, 95% and 94% of its total revenues in 2002, 2001 and 2000, respectively. Additionally, the Company was dependent on its Parent for operating and financial support during the three years ended December 31, 2002. Effective April 9, 2003, the Parent sold the Company to an unrelated entity that manages behavioral health units and owns psychiatric facilities.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

      As discussed in Note 1 to the consolidated financial statements, effective January 1, 2002, the Company changed its method of accounting for goodwill upon adoption of Statement of Financial Accounting Standards No. 142 “Goodwill and Other Intangible Assets.”

BDO SEIDMAN, LLP

Houston, Texas

May 22, 2003

THE BROWN SCHOOLS OF OKLAHOMA, INC.

AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

	December 31,
			March 31,
	2001	2002	2003

			(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	$3,630	$1,950	$1,950
Patient accounts receivable, net of allowance for doubtful accounts of $485,442, $493,020 and $249,563 (unaudited), respectively	1,929,475	2,243,487	2,212,995
Prepaid expenses and other current assets	94,715	124,707	114,408

Total current assets	2,027,820	2,370,144	2,329,353

Property and equipment, at cost
Land	969,828	969,828	969,828
Building and improvements	1,468,703	1,775,176	1,841,675
Equipment	1,226,088	1,203,514	1,203,514

	3,664,619	3,948,518	4,015,017
Less accumulated depreciation	(1,546,488)	(1,730,067)	(1,789,389)

Property and equipment, net	2,118,131	2,218,451	2,225,628
Goodwill, net of accumulated amortization of $421,325	3,004,339	3,004,339	3,004,339
Deferred income taxes, net	432,788	38,129	—
Other assets	16,135	14,912	23,500

Total assets	$7,599,213	$7,645,975	$7,582,820

LIABILITIES AND STOCKHOLDER’S EQUITY
Current liabilities
Accounts payable and accrued expenses	$1,002,143	$1,234,346	$1,054,490
Accrued salaries and benefits	495,504	563,439	603,867
Due to third-party payers	253,982	99,215	57,748

Total current liabilities	1,751,629	1,897,000	1,716,105

Commitments and contingencies (Note 4)
Stockholder’s equity
Common stock, par value $.01; 1,000 shares authorized; 100 shares issued and outstanding	1	1	1
Additional paid-in capital	11,870,186	10,731,907	10,749,202
Accumulated deficit	(6,022,603)	(4,982,933)	(4,882,488)

Total Stockholder’s Equity	5,847,584	5,748,975	5,866,715

Total Liabilities and Stockholder’s Equity	$7,599,213	$7,645,975	$7,582,820

The accompanying notes are an integral part of these consolidated financial statements.

THE BROWN SCHOOLS OF OKLAHOMA, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,			Quarter Ended March 31,?

	2000	2001	2002	2002	2003

				(Unaudited)
Revenues:
Net patient revenue	$15,434,506	$17,092,904	$17,180,341	$4,194,657	$4,268,061
Other revenue	674,734	911,673	639,991	215,935	126,969

Total revenues	16,109,240	18,004,577	17,820,332	4,410,592	4,395,030

Operating expenses:
Salaries and benefits	8,336,902	8,191,457	8,507,256	2,045,959	2,146,513
Purchased services	3,823,935	3,593,229	3,027,749	790,340	717,285
Supplies	677,662	920,937	974,574	206,943	233,907
Rent expense	275,798	253,428	296,557	62,853	77,213
Medical professional fees	416,778	528,599	666,831	164,156	184,696
Other operating expenses	1,394,879	1,392,589	1,262,560	296,388	378,317
Management fees and interest allocated by Parent	1,193,474	1,351,392	1,740,880	435,194	477,092
Provision for bad debts	249,563	384,929	60,828	180	20,240
Loss on sale of assets	50,558	67,544	—	—	—
Depreciation and amortization	368,236	355,079	243,427	62,597	59,322

Total operating expenses	16,787,785	17,039,183	16,780,662	4,064,610	4,294,585

Income (loss) before provision (benefit) for income taxes	(678,545)	965,394	1,039,670	345,982	100,445
Provision (benefit) for income taxes (Note 3)	—	—	—	—	—

Net income (loss)	$(678,545)	$965,394	$1,039,670	$345,982	$100,445

The accompanying notes are an integral part of these consolidated financial statements.

THE BROWN SCHOOLS OF OKLAHOMA, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF STOCKHOLDER’S EQUITY

	Common Stock		Additional
			Paid-in	Accumulated	Total Stockholder’s
	Shares	Amount	Capital	Deficit	Equity

Balance, December 31, 1999	100	$1	$12,406,950	$(6,309,452)	$6,097,499
Net loss	—	—	—	(678,545)	(678,545)

Balance, December 31, 2000	100	1	12,406,950	(6,987,997)	5,418,954
Conversion of amounts due from Parent as reduction of paid-in capital	—	—	(536,764)	—	(536,764)
Net income	—	—	—	965,394	965,394

Balance, December 31, 2001	100	1	11,870,186	(6,022,603)	5,847,584
Conversion of amounts due from Parent as reduction of paid-in capital	—	—	(1,138,279)	—	(1,138,279)
Net income	—	—	—	1,039,670	1,039,670

Balance, December 31, 2002	100	$1	$10,731,907	$(4,982,933)	$5,748,975

The accompanying notes are an integral part of these consolidated financial statements.

THE BROWN SCHOOLS OF OKLAHOMA, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,			Quarter Ended March 31,

	2000	2001	2002	2002	2003

				(Unaudited)
Cash Flows From Operating Activities:
Net income (loss)	$(678,545)	$965,394	$1,039,670	$345,982	$100,445
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	368,236	355,079	243,427	62,597	59,322
Provision for bad debts	249,563	384,929	60,828	180	20,240
Loss on disposal of asset	50,558	67,544	—	—	—
Effect of changes in operating assets and liabilities:
Patient accounts receivable	(824,196)	503,979	(374,840)	(383,925)	10,252
Prepaid expenses and other assets	(39,873)	4,834	(29,992)	(1,277)	10,299
Accounts payable and accrued expenses	(426,404)	138,584	232,203	(22,542)	(179,856)
Accrued salaries and benefits	(166,662)	(5,273)	67,935	82,843	40,428
Due to third party payees	16,852	(81,360)	(154,767)	19,903	(41,467)

Net cash provided by (used in) operating activities	(1,450,471)	2,333,710	1,084,464	103,761	19,663

Cash Flows From Investing Activities:
Purchase of property and equipment	(175,697)	(371,616)	(342,524)	(126,847)	(75,087)

Cash Flows From Financing Activities:
Transfers to and advances from parent, net	1,521,205	(1,967,469)	(743,620)	22,086	55,424

Net decrease in cash and cash equivalents	(104,963)	(5,375)	(1,680)	(1,000)	—
Cash and cash equivalents, beginning of period	113,968	9,005	3,630	3,630	1,950

Cash and cash equivalents, end of period	$9,005	$3,630	$1,950	$2,630	$1,950

Supplemental Disclosures of Cash
Flow Information:
Cash paid to Parent for interest	$377,743	$439,451	$853,375	$215,556	$257,341

Non-Cash Transactions:
Conversion of amounts due from Parent as reduction to paid-in capital	$—	$536,764	$1,138,279	$—	$17,295

The accompanying notes are an integral part of these consolidated financial statements.

THE BROWN SCHOOLS OF OKLAHOMA, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

      Description of Organization and Basis of Presentation — The Brown Schools of Oklahoma, Inc. a Delaware corporation (“BSO” or “the Company”), was organized in 1993 as Shadow Mountain Hospital, Inc. In 1998, through amendment to its Articles of Incorporation, the Company was renamed to The Brown Schools of Oklahoma, Inc. The Company was a wholly-owned subsidiary of The Brown Schools, Inc. (the Parent) until April 9, 2003 at which date BSO, along with other healthcare facilities owned by the Parent, was sold to an unrelated entity (see Note 2). The Company provides psychiatric and other behavioral health services principally to at-risk and troubled youth in Oklahoma. Services are provided from multiple locations in Oklahoma, including the Company’s main campus in Tulsa, Oklahoma. The Parent conducts similar operations through other subsidiaries throughout the United States and Puerto Rico.

      Basis of Consolidation — The accompanying consolidated financial statements include the accounts of Brown Schools of Oklahoma, Inc. and its subsidiary, Therapeutic School Services, LLC. Significant intercompany balances and transactions have been eliminated in consolidation.

      Use of Estimates — The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from these estimates.

      Cash and Cash Equivalents — The Company considers cash and highly liquid investments with original maturities of less than three months to be cash and cash equivalents.

      Net Patient Service Receivables and Revenues — The Company receives payment for services rendered to patients from (1) federal and state governments under Medicaid and other similar programs; (2) privately sponsored managed care and commercial insurance plans for which payment is made based on terms defined under contracts; and (3) other payers. Net patient service revenue consists of net charges for services, which are based on the Company’s established billing rates less allowances and discounts for patients covered by third-party programs, including estimated retroactive adjustments where applicable. Payments under third-party programs are based on either costs of services or predetermined rates and formulas that are generally less than the Company’s established billing rates. Patient service revenues, net of allowances and discounts, are recorded in the period in which the related services are rendered and are adjusted, as necessary, in future periods as final settlements are determined. Final determination of amounts earned under third party programs often occur in subsequent years because of audits by the programs, rights of appeal and the application of numerous technical provisions. Receivables from, or payables to, third-party payers reflect estimated settlements resulting from intermediary reviews. In the opinion of management, the allowances, discounts and liabilities to third-party payers recognized in the accompanying consolidated financial statements are adequate.

      Regulations regarding reimbursements from government agencies are subject to periodic change based upon administrative, legislative and judicial actions, some of which may be retroactive. The Company currently does not anticipate any material adverse effect from such matters. Management believes its estimates of discounts, allowances and other adjustments are reasonable based on currently available information. However, due to uncertainties inherent in the estimation process and actions of government agencies regarding reimbursement, it is reasonably possible that net patient service revenues, the allowance for doubtful accounts, or estimated amounts due to third-party payers could be adjusted by a material amount in the near term.

      Other Revenue — Other revenue consists primarily of school counseling and administrative fee revenue. Such other revenues are recognized in the period the services are provided.

THE BROWN SCHOOLS OF OKLAHOMA, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Property and Equipment — Property and equipment is stated at cost, net of accumulated depreciation. Depreciation is recorded using the straight-line method over the estimated useful lives of the assets as follows:

Years

Buildings and improvements	5-30
Equipment	3-10

      The Company records impairments to property and equipment when it becomes probable that the carrying values of the assets will not be fully recovered over their estimated lives. Impairments are recorded to reduce the carrying value of the assets to their estimated fair values determined by the Company based on facts and circumstances in existence at the time of the determination, estimates of probable future economic conditions and other information. No impairment adjustments were required for the three years ended December 31, 2002.

      Goodwill — Goodwill is the result of acquisition costs for a business purchased in 1998 that exceeded the fair value of acquired net tangible assets by $3,247,544. Prior to 2002, goodwill was amortized on a straight-line basis over 30 years. A similar intangible asset of $128,120 was, prior to 2002, amortized by the Company’s subsidiary over 15 years. The recoverability of goodwill was, prior to 2002, reviewed based primarily upon an analysis of undiscounted cash flows from the acquired businesses. Other than amortization, there were no changes in goodwill during 2000, 2001 and 2002.

      Effective January 1, 2002, BSO was required to adopt SFAS No. 142, “Goodwill and Other Intangible Assets”. SFAS No. 142 required that the Company’s recorded goodwill no longer be amortized, but instead be periodically reviewed for impairment. SFAS No. 142 required the Company to complete a transitional goodwill impairment test within six months from the date of adoption, and any resulting impairment loss recognized as a cumulative effect of a change in accounting principle. Management’s assessment, which was based primarily on the proceeds from sale of the Company (see Note 2), did not indicate any material impairment losses associated with the adoption of SFAS No. 142 at January 1, 2002. SFAS No. 142 requires a pro forma presentation of net income after the add-back of goodwill amortization. Such pro forma analysis for 2000, 2001 and 2002 is as follows:

	2000	2001	2002

Net income (loss), as reported	$(678,545)	$965,394	$1,039,670
Add back goodwill amortization	116,793	116,793	—

Pro forma adjusted net income (loss)	$(561,752)	$1,082,187	$1,039,670

      The Company had no acquisitions or dispositions of businesses during 2000, 2001 and 2002.

      Income Taxes — The Company is included in the consolidated tax return of its Parent and through an informal agreement with the Parent accounts for its share of consolidated tax obligations (benefits) using an “as if separate return” methodology. Deferred income taxes are recognized by applying enacted statutory tax rates applicable to future years to temporary differences between the tax bases and financial carrying values of the Company’s assets and liabilities. Valuation allowances are recorded to reduce deferred tax assets for amounts that management determines are more likely than not to be realized.

      Fair Value of Financial Instruments — The carrying amounts reported in the consolidated balance sheets for cash, accounts receivable and accounts payable approximate their fair value given the short-term maturity of these instruments.

      Recent Accounting Pronouncements — In August 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 144, “Accounting for the

THE BROWN SCHOOLS OF OKLAHOMA, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Impairment of Long-Lived Assets.” This statement superceded SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of,” and the accounting and reporting provisions of Accounting Principles Board Opinion No. 30, “Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”, (“APB No. 30”) for the disposal of a segment of a business. The Statement was required to be adopted by the Company during 2002. The adoption of SFAS No. 144 did not have a material effect on the Company’s financial statements.

      In April 2002, the FASB issued Statement of Financial Accounting Standards No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections” (“SFAS 145”). SFAS 145 prohibits the classification of gains or losses from debt extinguishments as extraordinary items unless the criteria outlined in APB No. 30, are met. SFAS 145 also eliminates an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS 145 is effective for fiscal years beginning after May 15, 2002, with early adoption encouraged. The Company intends to adopt the provisions of SFAS 145 effective January 1, 2003 and does not expect this pronouncement to have a material effect on its financial position or results of operations.

      In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”. SFAS No. 146 replaces Emerging Issues Task Force (EITF) Issue 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity”. This standard requires recognition of costs associated with exit or disposal activities as they are incurred, rather than at the date of commitment to an exit or disposal plan. This statement is effective for exit or disposal activities that are initiated after December 31, 2002. As described in Note 7, the Company was sold subsequent to year-end. This transaction may result in a material effect on the Company’s financial statements.

      In November 2002, the FASB issued FIN No. 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. The interpretation requires that a guarantor recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken by issuing the guarantee. FIN No. 45 also requires additional disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees it has issued. The accounting requirements for the initial recognition of guarantees are applicable on a prospective basis for guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for all guarantees outstanding, regardless of when they were issued or modified, during the first quarter of fiscal 2003. The adoption of FIN No. 45 did not have a material effect on the accompanying financial statements. The following is a summary of the Company’s agreements that have been determined to be within the scope of FIN No. 45.

      The Company enters into standard indemnification agreements in the ordinary course of business. Pursuant to these agreements, the Company indemnifies, holds harmless, and agrees to reimburse the indemnified party for losses suffered or incurred by the indemnified party. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited. The Company believes the estimated fair value of these agreements is minimal. Accordingly, there are no liabilities recorded for these agreements as of December 31, 2002 and March 31, 2003.

      In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51”. This Interpretation addresses the consolidation by business enterprises of variable interest entities as defined in the Interpretation. The Interpretation applies immediately to variable interests in variable interest entities created after January 31, 2003, and to variable interests in

THE BROWN SCHOOLS OF OKLAHOMA, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

variable interest entities obtained after January 31, 2003. The adoption of this Interpretation did not have a material effect on the Company’s financial statements.

      Interim Financial Statements — The accompanying unaudited consolidated condensed financial statements as of March 31, 2003 and for the three months ended March 31, 2002 and 2003, were prepared in accordance with accounting principles generally accepted in the United States of America and all applicable financial statement rules and regulations of the Securities and Exchange Commission pertaining to interim financial information. The interim financial statements do not include all information or footnote disclosures required by accounting principles generally accepted in the United States of America for complete financial statements. All adjustments which are, in the opinion of management, of a normal recurring nature and are necessary for a fair presentation of the interim financial statements have been included. The results of operations for the three months ended March 31, 2003 are not necessarily indicative of the results to be expected for the full year.

2. Related Party Transactions

     Financing Arrangements with Parent

      Through April 9, 2003, the Company was dependent upon its Parent for financing and operating support. The Company had access to funds through credit arrangements obtained by its Parent. The Parent has a credit facility with multiple banks (the Bank Facility). The Bank facility bears interest at LIBOR plus 3.5% and expires on June 30, 2003. At December 31, 2002, the Parent had $46.2 million outstanding under the Bank Facility.

      From December 2000 through December 2002, the Parent was not in compliance with the financial covenants under the Bank Facility. The Parent negotiated limited waivers for these violations and agreed to complete certain asset sales, the proceeds from which were used to reduce its outstanding debt. In April 2003, the Parent sold six of its healthcare facilities, including the Company, for aggregate proceeds of approximately $63 million (see Note 7). Proceeds from the sale were used by the Parent to retire all amounts outstanding under the Bank Facility.

      In addition, as of December 31, 2002, the Parent had $16.1 million senior subordinated notes outstanding with a non-bank creditor (the Subordinated Notes) and $16.7 million of paid-in-kind notes (the PIK Notes) with its primary investor. The Subordinated Notes and the PIK Notes bear interest at 18% and 12% per annum, respectively.

      Effectively all of the assets of the Parent and its subsidiaries are pledged as collateral under these debt agreements.

     Capital Transactions with Parent

      As of December 31, 1999, the Company’s additional paid-in capital of $12,406,950 represented amounts contributed by the Parent through the forgiveness and permanent investment of certain intercompany balances due from the Company. As a result of the sale of the Company to an unrelated party subsequent to December 31, 2002, certain amounts due from the Parent at December 31, 2001 and 2002 were not collected by the Company. The reduction of amounts due from Parent are reported in the accompanying financial statements as a return of capital to the Parent in the amount of $536,764 and $1,138,279 for the years ended December 31, 2001 and 2002, respectively.

     Intercompany Allocations

      During the three years ended December 31, 2002, the Parent maintained financing arrangements to provide working capital and other advances to its subsidiaries, including the Company. Interest costs were

THE BROWN SCHOOLS OF OKLAHOMA, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

allocated to the subsidiaries based upon the relation of total assets of each subsidiary to the Parent’s consolidated total assets, rather than on the specific borrowings attributed to each subsidiary. Interest charges allocated to the Company for fiscal years 2000, 2001 and 2002 were $377,743, $439,451, and $853,375, respectively. The terms of the allocation may not necessarily be indicative of that which would have resulted had the Company been a separate entity.

      The Parent provides accounting, data processing, and other management and administrative services to its subsidiaries, including the Company. A management fee of approximately 5% of net revenues is charged to each subsidiary to cover the costs of such services. Management fees allocated to the Company for fiscal years 2000, 2001 and 2002 were $815,731, $911,941, and $887,505, respectively. Although management considers the allocation method to be reasonable, due to the relationship between the Company and its Parent, the terms of the allocation may not necessarily be indicative of that which would have resulted had the Company been a separate entity.

      The Parent purchases professional and general liability insurance coverage and charged the Company $107,959, $118,210, and $185,486 for its share of such insurance cost during the years ended December 31, 2000, 2001 and 2002, respectively.

3. Income Taxes

      The Company is included in the consolidated tax return of its Parent and through an informal agreement with the Parent, accounts for its share of consolidated tax obligations (benefits) using an “as if separate return” methodology.

      A reconciliation of income taxes computed by applying the U.S. federal statutory rate to the actual income tax expense attributable to income before provisions (benefit) for income taxes is as follows:

	Year Ended December 31,

	2000	2001	2002

Income tax provision (benefit) at U.S. federal statutory rate	$(230,705)	$328,234	$353,488
State income taxes, net of federal tax benefit	(26,870)	38,230	41,171
Utilization of net operating loss carryforwards	—	(366,464)	(394,659)
Change in valuation allowance	257,575	—	—

Provision (benefit) for income taxes	$—	$—	$—

      Deferred tax assets of the Company are primarily attributable to: (1) built-in losses that resulted from declines in depreciable property values in years prior to recapitalization and ownership change for the Parent in 1997; (2) amortization of intangible assets; and (3) available net operating loss carryforwards. The Internal Revenue code significantly limits the amount of pre-acquisition net operating losses that are available to offset future taxable income when a change of ownership occurs (see Note 7). As a result of limitations on deductibility of the built-in losses and the uncertainty surrounding the tax benefit to be realized from the operating loss carryforwards, management has established a valuation allowance against the related deferred tax assets. As of December 31, 2001 and 2002, the Company had recorded net deferred tax assets of $432,788 and $38,129, respectively. The recognition of these deferred taxes was based on management’s assessment that the realization of these deferred tax assets is more likely than not on an “as if separate return” basis.

THE BROWN SCHOOLS OF OKLAHOMA, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4. Commitments and Contingencies

      As is typical in the at-risk youth treatment industry, the Company, the Parent and other affiliated subsidiaries are subject to claims and lawsuits arising in the ordinary course of business, including malpractice claims. In the opinion of management, the ultimate resolution of the claims will not have a material adverse effect on the business, results of operations or financial condition of the Company, the Parent or other subsidiaries as sufficient insurance coverage to mitigate risks of loss is maintained.

      Laws and regulations governing the Medicare and Medicaid programs are complex and subject to interpretation. The Company believes that it is in compliance with all applicable laws and regulations and is not aware of any pending or threatened investigations involving allegations of potential wrongdoing. While no such regulatory inquiries have been made, compliance with such laws and regulations can be subject to future government review and interpretation as well as significant regulatory action including fines, penalties, and exclusion from the Medicare and Medicaid programs.

      Final determination of amounts earned under certain government programs and privately sponsored plans is subject to review by the appropriate payor or its agents. In the opinion of management, adequate provision has been made for any adjustments that may result from such reviews.

      BSO has incentive arrangements with certain of its employees. These provide for incentive bonuses of 5% to 25% of annual salary amounts if specified goals are attained. The incentive bonuses for 2000, 2001 and 2002 were approximately $25,000, $30,000 and $101,000, respectively.

      As a result of the sale of the Company subsequent to December 31, 2002, bonuses payable to certain executives totaling approximately $50,000 were accrued at March 31, 2003.

      The Company has various operating leases for office equipment and clinic space. At December 31, 2002, future minimum payments under noncancellable operating leases are approximately: 2003 — $199,256; 2004 — $117,224; 2005 — $52,081; 2006 — $5,566; and 2007 — $-0-.

5. Concentration of Credit Risk

      The Company is particularly sensitive to regulatory and economic changes in the state of Oklahoma. During the three years ended December 31, 2002, substantially all of the Company’s revenues were derived from services provided and facilities operated in Oklahoma.

      Approximately 94%, 95% and 93% of the Company’s net revenues for the years ended December 31, 2000, 2001 and 2002, respectively, were derived from Medicaid and other government programs. As of December 31, 2002 and 2001, substantially all of the Company’s patient accounts receivable related to services provided under these programs.

6. Retirement Plan

      The Company participates in the Parent’s defined contribution retirement plan, The Brown Schools, Inc. 401(k) Plan (the “Plan”). The Company made discretionary contributions to the Plan of $31,941, $42,843, and $19,594 for the years ended December 31, 2000, 2001 and 2002, respectively.

7. Subsequent Events (Unaudited)

      On April 9, 2003, Psychiatric Solutions, Inc., a company that manages behavioral health units and owns psychiatric facilities, purchased substantially all of the assets of the Company for approximately $15,000,000.

LOGO

6,000,000 Shares

Common Stock

PROSPECTUS

                    , 2003

LEHMAN BROTHERS

MERRILL LYNCH & CO.
RAYMOND JAMES
SUNTRUST ROBINSON HUMPHREY
AVONDALE PARTNERS
STEPHENS INC.
HARRIS NESBITT GERARD

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution.

      The following table sets forth the estimated costs and expenses, other than underwriting discounts and commissions, that we will pay in connection with the issuance and distribution of the shares of common stock being registered hereby.

Securities and Exchange Commission registration fee	$7,732
NASD filing fee	$30,000
Nasdaq National Market listing fee	$22,500
Accounting fees and expenses	$100,000	*
Legal fees and expenses	$125,000	*
Printing and engraving expenses	$75,000	*
Transfer agent and registrar fees and expenses	$5,000	*
Miscellaneous expenses	$10,000	*

Total	$375,232	*

* Estimated.

Item 15.	Indemnification of Directors and Officers.

      Pursuant to the provisions of Section 145 of the Delaware General Corporation Law, we are required to indemnify any present or former officer or director against expenses reasonably incurred by the officer or director in connection with legal proceedings in which the officer or director becomes involved by reason of being an officer or director if the officer or director is successful in the defense of such proceedings. Section 145 also provides that we may indemnify an officer or director in connection with a proceeding against which he or she is not successful in defending if it is determined that the officer or director acted in good faith and in a manner reasonably believed to be in or not opposed to our best interests, and in the case of a criminal action, if it is determined that the officer or director had no reasonable cause to believe his or her conduct was unlawful. Liabilities for which an officer or director may be indemnified include amounts paid in satisfaction of settlements, judgments, fines and other expenses incurred in connection with such proceedings. In a stockholder derivative action, no indemnification may be paid in respect of any claim, issue or matter as to which the officer or director has been adjudged to be liable to us (except for expenses allowed by a court).

      Pursuant to the provisions of Article VII of our amended and restated bylaws, we are required to indemnify our officers or directors to a greater extent than under the current provisions of Section 145 of the Delaware General Corporation Law. Except with respect to stockholder derivative actions, our amended and restated bylaws generally state that an officer or director will be indemnified against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by the officer or director in connection with any threatened, pending or completed action, suit or proceeding, provided that (i) such officer or director acted in good faith and in a manner he reasonably believed to be in or not opposed to our best interests; and (ii) with respect to criminal actions or proceedings, such officer or director had no reasonable cause to believe his conduct was unlawful. With respect to stockholder derivative actions, our amended and restated bylaws generally state that an officer or director will be indemnified against expenses actually and reasonably incurred by the officer or director in connection with the defense or settlement of any threatened, pending or completed action or suit provided that such officer or director acted in good faith and in a manner he reasonably believed to be in or not opposed to our best interests, except that no indemnification (except for indemnification allowed by a court) will be made with respect to any claim, issue or matter as to which such officer or director has been adjudged to be liable for negligence or misconduct in the performance of the officer’s or director’s duty to us. Our amended and restated bylaws also provide that under certain circumstances, we will advance expenses for the defense of any action for which indemnification may be available.

      Additionally, pursuant our amended and restated certificate of incorporation, a director is not personally liable to us or any of our stockholders for monetary damages for breach of his or her fiduciary duty as a director, except for liability resulting from (i) any breach of the director’s duty of loyalty to us or to our stockholders; (ii) acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law; (iii) violation of Section 174 of the Delaware General Corporation Law, which generally holds directors liable for unlawful dividends, stock purchases or stock redemptions in the event of our dissolution or insolvency; or (iv) any transaction from which the director derived an improper personal benefit.

      The indemnification provided by the Delaware General Corporation Law, our amended and restated certificate of incorporation, and our amended and restated bylaws is not exclusive of any other rights to which our directors or officers may be entitled. We also carry directors’ and officers’ liability insurance.

Item 16.	Exhibits and Financial Statement Schedules.

      (a) Exhibits:

Number		Description

1	.1*	Form of Underwriting Agreement.
2.1		Agreement and Plan of Merger by and among PMR Corporation, PMR Acquisition Corporation and Psychiatric Solutions, Inc., dated May 6, 2002, as amended by Amendment No. 1 dated as of June 10, 2002 and Amendment No. 2, dated as of July 9, 2002 (included as Annex A to Amendment No. 1 to the Company’s Registration Statement on Form S-4, filed on July 11, 2002 (Reg. No. 333-90372) (the “S-4 Amendment”)).
2.2		Stock Purchase Agreement, dated as of June 20, 2002, by and among the stockholders of Aeries Healthcare Corporation, a Delaware corporation, and Psychiatric Solutions, Inc., a Delaware corporation, and/or its designated affiliate (incorporated by reference to Exhibit 10.14 to the S-4 Amendment).
2.3		Asset Purchase Agreement, dated February 13, 2003, by and between The Brown Schools, Inc. and Psychiatric Solutions, Inc., as amended by Amendment No. 1 to Asset Purchase Agreement, dated March 31, 2003, by and between The Brown Schools, Inc. and Psychiatric Solutions, Inc. (incorporated by reference to Exhibit 2.1 of the Company’s Current Report on Form 8-K, filed on April 9, 2003).
2.4		Agreement and Plan of Merger, dated April 8, 2003, by and among Psychiatric Solutions, Inc., PSI Acquisition Sub, Inc. and Ramsay Youth Services, Inc. (incorporated by reference to Exhibit 2.1 of the Company’s Current Report on Form 8-K, filed on April 10, 2003).
3.1		Amended and Restated Certificate of Incorporation of PMR Corporation, filed with the Delaware Secretary of State on March 9, 1998 (incorporated by reference to Exhibit 3.1 to the Company’s Annual Report on Form 10-K for the fiscal year ended April 30, 1998) (the “1998 10-K”)).
3.2		Certificate of Amendment to Amended and Restated Certificate of Incorporation of PMR Corporation, filed with the Delaware Secretary of State on August 5, 2002 (incorporated by reference to Exhibit 3.2 to the Company’s Quarterly Report on Form 10-Q for the quarter ended July 31, 2002).
3.3		Certificate of Amendment to Amended and Restated Certificate of Incorporation of Psychiatric Solutions, Inc., filed with the Delaware Secretary of State on March 21, 2003 (incorporated by reference to Appendix A of the Company’s Definitive Proxy Statement, filed on January 22, 2003).

Number		Description

3.4		Amended and Restated Bylaws (incorporated by reference to Exhibit 3.2 to the Company’s Annual Report on Form 10-K for the fiscal year ended April 30, 1997) (the “1997 10-K”)).
4.1		Reference is made to Exhibits 3.1 through 3.4.
4.2		Common Stock Specimen Certificate (incorporated by reference to Exhibit 4.2 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002) (the “2002 10-K”)).
4.3		Contingent Value Rights Agreement, dated August 2, 2002 (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed on August 5, 2002).
4.4		Warrant to Purchase Shares of Common Stock of Psychiatric Solutions, Inc. to the 1818 Mezzanine Fund II, L.P., dated June 28, 2002 (incorporated by reference to Exhibit 10.19 to the S-4 Amendment).
4.5		Common Stock Purchase Warrant of Psychiatric Solutions, Inc. to CapitalSource Holdings LLC, dated August 5, 2002 (incorporated by reference to Exhibit 4.5 to Amendment No. 1 to the Company’s Registration Statement on Form S-4, filed on November 4, 2003 (Reg. No. 333-107453) (the “2003 S-4 Amendment”).
4.6		Stock Purchase Agreement, dated as of January 6, 2003, by and among Psychiatric Solutions, Inc. and the Purchasers named therein (incorporated by reference to Appendix B of the Company’s Definitive Proxy Statement, filed January 22, 2003).
4.7		Registration Rights Agreement, dated as of January 6, 2003, by and among Psychiatric Solutions, Inc. and the Purchasers named therein (incorporated by reference to Appendix C of the Company’s Definitive Proxy Statement, filed January 22, 2003).
4.8		Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock, filed with the Delaware Secretary of State on March 24, 2003 (incorporated by reference to Appendix D of the Company’s Definitive Proxy Statement filed January 22, 2003).
4.9		Third Amended and Restated Voting Agreement, dated as of January 6, 2003, by and among Psychiatric Solutions, Inc., certain holders of Psychiatric Solutions, Inc.’s capital stock named therein and The 1818 Mezzanine Fund II, L.P. (incorporated by reference to Exhibit 4.5 of the Company’s Current Report on Form 8-K, filed on January 7, 2003).
4.10		Indenture, dated as of June 30, 2003, among Psychiatric Solutions, Inc., the Guarantors named therein and Wachovia Bank, National Association, as Trustee (incorporated by reference to the Company’s Registration Statement on Form S-4, filed on July 30, 2003 (Registration No. 333-107453) (the “2003 S-4”)).
4.11		Form of Notes (included in Exhibit 4.10).
4.12		Purchase Agreement, dated as of June 19, 2003, among Psychiatric Solutions, Inc., the Guarantors named therein, Lehman Brothers Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Jefferies & Company, Inc. (incorporated by reference to Exhibit 4.12 to the 2003 S-4).
4.13		Exchange and Registration Rights Agreement, dated as of June 30, 2003, among Psychiatric Solutions, Inc., the Guarantors named therein, Lehman Brothers Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Jefferies & Company, Inc. (incorporated by reference to Exhibit 4.13 to the 2003 S-4).
5	.1*	Opinion of Waller Lansden Dortch & Davis, PLLC.
10	.1†	Amended and Restated Promissory Note between Mark P. Clein and PMR Corporation in the amount of $59,554, dated as of May 1, 2002 (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form S-4, filed on June 12, 2002 (Reg. No. 333-90372) (the “S-4”)).

Number		Description

10	.2†	Amended and Restated Promissory Note between Mark P. Clein and PMR Corporation in the amount of $278,504.82, dated as of May 1, 2002 (incorporated by reference to Exhibit 10.2 to the S-4).
10	.3†	Amended and Restated Promissory Note between Susan Erskine and PMR Corporation in the amount of $20,414, dated as of May 1, 2002 (incorporated by reference to Exhibit 10.5 to the S-4).
10	.4†	Consulting Agreement between Mark P. Clein and PMR Corporation, dated as of May 10, 2002 (incorporated by reference to Exhibit 10.6 to the S-4).
10	.5†	Consulting Agreement between Fred D. Furman and Psychiatric Solutions, Inc., dated as of August 6, 2002 (incorporated by reference to Exhibit 10.7 to the 2002 10-K).
10	.6†	Consulting Agreement between Allen Tepper and Psychiatric Solutions, Inc., dated as of August 5, 2002 (incorporated by reference to Exhibit 10.8 to the 2002 10-K).
10	.7†	First Addendum to Consulting Agreement, dated August 5, 2003, by and between Psychiatric Solutions, Inc. and Allen Tepper (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2003).
10	.8†	Employment Agreement between Fred D. Furman and PMR Corporation, dated as of August 25, 1999 (incorporated by reference to Exhibit 10.7 to the S-4).
10	.9†	Amendment to Employment Agreement between Fred D. Furman and PMR Corporation, dated as of May 1, 2002 (incorporated by reference to Exhibit 10.9 to the S-4).
10	.10†	Employment Agreement between Susan D. Erskine and PMR Corporation, dated as of August 25, 1999 (incorporated by reference to Exhibit 10.8 to the S-4).
10	.11†	Amendment to Employment Agreement between Susan Erskine and PMR Corporation, dated as of May 1, 2002 (incorporated by reference to Exhibit 10.10 to the S-4).
10	.12†	Employment Agreement between Jack R. Salberg and Psychiatric Solutions, Inc., dated as of October 1, 2002 (incorporated by reference to Exhibit 10.14 to the 2002 10-K).
10	.13†	Second Amended and Restated Employment Agreement between Joey A. Jacobs and Psychiatric Solutions, Inc., dated as of August 6, 2002 (incorporated by reference to Exhibit 10.16 to the 2002 10-K).
10	.14†	Indemnification Agreement between Mark P. Clein and Psychiatric Solutions, Inc., dated as of August 20, 2002 (incorporated by reference to Exhibit 10.17 to the 2002 10-K).
10	.14*†	Amendment to Second Amended and Restated Employment Agreement between Joey A. Jacobs and Psychiatric Solutions, Inc., dated as of November 26, 2003.
10	.15†	Indemnification Agreement between Joseph P. Donlan and Psychiatric Solutions, Inc., dated as of August 20, 2002 (incorporated by reference to Exhibit 10.18 to the 2002 10-K).
10	.16†	Indemnification Agreement between Richard D. Gore and Psychiatric Solutions, Inc., dated as of May 6, 2003 (incorporated by reference to Exhibit 10.15 to the 2003 S-4 Amendment).
10	.17†	Indemnification Agreement between Christopher Grant, Jr. and Psychiatric Solutions, Inc., dated as of August 20, 2002 (incorporated by reference to Exhibit 10.19 to the 2002 10-K).
10	.18†	Indemnification Agreement between David S. Heer and Psychiatric Solutions, Inc., dated as of August 20, 2002 (incorporated by reference to Exhibit 10.20 to the 2002 10-K).

Number		Description

10	.19†	Indemnification Agreement between Joey A. Jacobs and Psychiatric Solutions, Inc., dated as of August 20, 2002 (incorporated by reference to Exhibit 10.21 to the 2002 10-K).
10	.20†	Indemnification Agreement between Charles C. McGettigan and Psychiatric Solutions, Inc., dated as of August 20, 2002 (incorporated by reference to Exhibit 10.22 to the 2002 10-K).
10	.21†	Indemnification Agreement between Edward K. Wissing and Psychiatric Solutions, Inc., dated as of August 20, 2002 (incorporated by reference to Exhibit 10.23 to the 2002 10-K).
10.22		Consent under Indemnification Agreement between the Company and members of its Board of Directors, dated as of December, 2002 (incorporated by reference to Exhibit 10.24 to the 2002 10-K).
10.23		Indemnification Agreement, dated as of June 28, 2002, by and among the stockholders of Aeries Healthcare Corporation, a Delaware corporation, and Psychiatric Solutions, Inc., a Delaware corporation and/or its designated affiliate (incorporated by reference to Exhibit 10.15 to the S-4 Amendment).
10.24		Securities Purchase Agreement between Psychiatric Solutions, Inc. and The 1818 Mezzanine Fund II, L.P., dated as of June 28, 2002 (incorporated by reference to Exhibit 10.18 to the S-4 Amendment).
10.25		Second Amended and Restated Revolving Credit and Term Loan Agreement, dated as of June 30, 2003, among Psychiatric Solutions, Inc., the Guarantors named therein, CapitalSource Finance LLC, as administrative agent and collateral agent for Lenders, and the Lenders thereunder. (incorporated by reference to Exhibit 10.27 to the 2003 S-4).
10.26		Second Amended and Restated Term Note A, dated June 30, 2003, in the original principal amount of $8,224,361.69 payable to CapitalSource Finance LLC issued by Psychiatric Solutions, Inc. and certain of its related entities (incorporated by reference to Exhibit 10.25 of the 2003 S-4 Amendment).
10.27		Second Amended and Restated Term Note B, dated June 30, 2003, in the original principal amount of $8,595,840.63 payable to CapitalSource Finance LLC issued by Psychiatric Solutions, Inc. and certain of its related entities (incorporated by reference to Exhibit 10.26 to the 2003 S-4 Amendment).
10.28		Second Amended and Restated Term Note C, dated June 30, 2003, in the original principal amount of $179,797.68 payable to CapitalSource Finance LLC issued by Psychiatric Solutions, Inc. and certain of its related entities (incorporated by reference to Exhibit 10.27 to the 2003 S-4 Amendment).
10.29		Subordinated Promissory Note to The Brown Schools Inc., dated August 31, 2001, in the original principal amount of $2,000,000 (incorporated by reference to Exhibit 10.16 to the S-4 Amendment).
10	.30†	Psychiatric Solutions, Inc. 2003 Long-Term Equity Compensation Plan (incorporated by reference to Exhibit 10.33 to the 2002 10-K).
10	.31†	Amended and Restated Psychiatric Solutions, Inc. Equity Incentive Plan (incorporated by reference to Appendix B to the Company’s Definitive Proxy Statement, filed on April 14, 2003).
10	.32†	Form of Incentive Stock Option Agreement under the 1997 Plan (incorporated by reference to Exhibit 10.2 to the 1997 10-K).
10	.33†	Form of Nonstatutory Stock Option Agreement under the 1997 Plan (incorporated by reference to Exhibit 10 to the 1997 10-K).
10	.34†	Amended and Restated Psychiatric Solutions, Inc. Outside Directors’ Non-Qualified Stock Option Plan (incorporated by reference to Appendix C to the Company’s Definitive Proxy Statement, filed on April 14, 2003).

Number		Description

10	.35†	Form of Outside Directors’ Non-Qualified Stock Option Agreement (incorporated by reference to Exhibit 10.5 to the 1997 10-K).
10.36		Management and Affiliation Agreement, dated April 13, 1995, between Mental Health Cooperative, Inc. and Tennessee Mental Health Cooperative, Inc. with Addendum (incorporated by reference to Exhibit 10.14 to the 1997 10-K) (Tennessee Mental Health Cooperative, Inc. subsequently changed its name to Collaborative Care Corporation).
10.37		Second Addendum to Management and Affiliation Agreement, dated November 1, 1996, between Mental Health Cooperative, Inc. and Collaborative Care Corporation (incorporated by reference to Exhibit 10.15 to the Company’s Registration Statement on Form S-2 (Reg. No. 333-36313)).
10.38		Provider Services Agreement, dated April 13, 1995, between Tennessee Mental Health Cooperative, Inc. and Mental Health Cooperative, Inc. (incorporated by reference to Exhibit 10.15 to the 1997 10-K) (Tennessee Mental Health Cooperative, Inc. subsequently changed its name to Collaborative Care Corporation).
10.39		Provider Agreement, dated December 4, 1995, between Tennessee Behavioral Health, Inc. and Tennessee Mental Health Corporations, Inc. (incorporated by reference to Exhibit 10.19 to the 1998 10-K).
10.40		Addendum No. 1 to Provider Agreement, dated December 4, 1995, between Tennessee Behavioral Health, Inc. and Tennessee Mental Health Cooperative, Inc. (incorporated by reference to Exhibit 10.20 to the 1998 10-K).
10.41		Addendum No. 2 to Provider Agreement, dated February 4, 1996, between Tennessee Behavioral Health, Inc. and Tennessee Mental Health Cooperative, Inc. (incorporated by reference to Exhibit 10.21 to the 1998 10-K).
10.42		Provider Participation Agreement, dated December 1, 1995, among Green Spring Health Services, Inc., AdvoCare, Inc. and Tennessee Mental Health Cooperative, Inc. (incorporated by reference to Exhibit 10.22 to the 1998 10-K).
10.43		Amendment to Provider Participation Agreement, dated February 13, 1996, among Green Spring Health Services, Inc., AdvoCare of Tennessee, Inc. and Tennessee Mental Health Cooperative, Inc. (incorporated by reference to Exhibit 10.23 to the 1998 10-K).
23	.1*	Consent of Ernst & Young LLP, Independent Auditors.
23	.2*	Consent of Deloitte & Touche LLP, Independent Auditors.
23	.3*	Consent of BDO Seidman, LLP, Independent Auditors.
23	.4*	Consent of BDO Seidman, LLP, Independent Auditors.
23	.5*	Consent of Waller Lansden Dortch & Davis, PLLC (included in Exhibit 5.1.)
24.1		Power of Attorney (included on signature page).
99.1		Financial Statements of Cypress Creek Hospital, Inc., West Oaks Hospital, Inc. and Healthcare Rehabilitation Center of Austin, Inc. for the years ended December 31, 2000, 1999 and 1998 and for the six months ended June 30, 2001 and 2000 (incorporated by reference to the S-4 Amendment).
99.2		Financial Statements of Holly Hill/Charter Behavioral Health System, L.L.C. for the years ended September 30, 2001 and 2000 (incorporated by reference to the S-4 Amendment).
99.3		Financial Statements of Aeries Healthcare Corporation and Subsidiary (d/b/a Riveredge Hospital) for the year ended December 31, 2001 and the ten month period ended December 31, 2000 and as of December 31, 2001 and 2000 (incorporated by reference to the S-4 Amendment).
99.4		Consolidated Financial Statements of PMR Corporation for the years ended April 30, 2002, 2001 and 2000 (incorporated by reference to the S-4 Amendment).

*	Filed herewith

†	Management contract or compensatory plan or arrangement

Item 17.	Undertakings.

      (a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

      (b) For purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Franklin, State of Tennessee, on the 16th day of December, 2003.

PSYCHIATRIC SOLUTIONS, INC.

By:	/s/ JOEY A. JACOBS

Joey A. Jacobs
Chairman of the Board, President and Chief Executive Officer

Signature	Title	Date

/s/ JOEY A. JACOBS Joey A. Jacobs	Chairman of the Board, President, Chief Executive Officer and Director (Principal Executive Officer)	December 16, 2003

* Jack E. Polson	Chief Accounting Officer (Principal Accounting Officer)	December 16, 2003

* Joseph P. Donlan	Director	December 16, 2003

* Ann H. Lamont	Director	December 16, 2003

* Mark P. Clein	Director	December 16, 2003

* Christopher Grant, Jr.	Director	December 16, 2003

* Edward K. Wissing	Director	December 16, 2003

* Richard D. Gore	Director	December 16, 2003

*By:/s/ JOEY A. JACOBS Joey A. Jacobs Attorney-in-Fact

List of Exhibits

Number		Description

1	.1*	Form of Underwriting Agreement.
2.1		Agreement and Plan of Merger by and among PMR Corporation, PMR Acquisition Corporation and Psychiatric Solutions, Inc., dated May 6, 2002, as amended by Amendment No. 1 dated as of June 10, 2002 and Amendment No. 2, dated as of July 9, 2002 (included as Annex A to Amendment No. 1 to the Company’s Registration Statement on Form S-4, filed on July 11, 2002 (Reg. No. 333-90372) (the “S-4 Amendment”)).
2.2		Stock Purchase Agreement, dated as of June 20, 2002, by and among the stockholders of Aeries Healthcare Corporation, a Delaware corporation, and Psychiatric Solutions, Inc., a Delaware corporation, and/or its designated affiliate (incorporated by reference to Exhibit 10.14 to the S-4 Amendment).
2.3		Asset Purchase Agreement, dated February 13, 2003, by and between The Brown Schools, Inc. and Psychiatric Solutions, Inc., as amended by Amendment No. 1 to Asset Purchase Agreement, dated March 31, 2003, by and between The Brown Schools, Inc. and Psychiatric Solutions, Inc. (incorporated by reference to Exhibit 2.1 of the Company’s Current Report on Form 8-K, filed on April 9, 2003).
2.4		Agreement and Plan of Merger, dated April 8, 2003, by and among Psychiatric Solutions, Inc., PSI Acquisition Sub, Inc. and Ramsay Youth Services, Inc. (incorporated by reference to Exhibit 2.1 of the Company’s Current Report on Form 8-K, filed on April 10, 2003).
3.1		Amended and Restated Certificate of Incorporation of PMR Corporation, filed with the Delaware Secretary of State on March 9, 1998 (incorporated by reference to Exhibit 3.1 to the Company’s Annual Report on Form 10-K for the fiscal year ended April 30, 1998) (the “1998 10-K”)).
3.2		Certificate of Amendment to Amended and Restated Certificate of Incorporation of PMR Corporation, filed with the Delaware Secretary of State on August 5, 2002 (incorporated by reference to Exhibit 3.2 to the Company’s Quarterly Report on Form 10-Q for the quarter ended July 31, 2002).
3.3		Certificate of Amendment to Amended and Restated Certificate of Incorporation of Psychiatric Solutions, Inc., filed with the Delaware Secretary of State on March 21, 2003 (incorporated by reference to Appendix A of the Company’s Definitive Proxy Statement, filed on January 22, 2003).
3.4		Amended and Restated Bylaws (incorporated by reference to Exhibit 3.2 to the Company’s Annual Report on Form 10-K for the fiscal year ended April 30, 1997) (the “1997 10-K”)).
4.1		Reference is made to Exhibits 3.1 through 3.4.
4.2		Common Stock Specimen Certificate (incorporated by reference to Exhibit 4.2 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002) (the “2002 10-K”)).
4.3		Contingent Value Rights Agreement, dated August 2, 2002 (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed on August 5, 2002).
4.4		Warrant to Purchase Shares of Common Stock of Psychiatric Solutions, Inc. to the 1818 Mezzanine Fund II, L.P., dated June 28, 2002 (incorporated by reference to Exhibit 10.19 to the S-4 Amendment).
4.5		Common Stock Purchase Warrant of Psychiatric Solutions, Inc. to CapitalSource Holdings LLC, dated August 5, 2002 (incorporated by reference to Exhibit 4.5 to Amendment No. 1 to the Company’s Registration Statement on Form S-4, filed on November 4, 2003 (Reg. No. 333-107453) (the “2003 S-4 Amendment”).
4.6		Stock Purchase Agreement, dated as of January 6, 2003, by and among Psychiatric Solutions, Inc. and the Purchasers named therein (incorporated by reference to Appendix B of the Company’s Definitive Proxy Statement, filed January 22, 2003).

Number		Description

4.7		Registration Rights Agreement, dated as of January 6, 2003, by and among Psychiatric Solutions, Inc. and the Purchasers named therein (incorporated by reference to Appendix C of the Company’s Definitive Proxy Statement, filed January 22, 2003).
4.8		Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock, filed with the Delaware Secretary of State on March 24, 2003 (incorporated by reference to Appendix D of the Company’s Definitive Proxy Statement filed January 22, 2003).
4.9		Third Amended and Restated Voting Agreement, dated as of January 6, 2003, by and among Psychiatric Solutions, Inc., certain holders of Psychiatric Solutions, Inc.’s capital stock named therein and The 1818 Mezzanine Fund II, L.P. (incorporated by reference to Exhibit 4.5 of the Company’s Current Report on Form 8-K, filed on January 7, 2003).
4.10		Indenture, dated as of June 30, 2003, among Psychiatric Solutions, Inc., the Guarantors named therein and Wachovia Bank, National Association, as Trustee (incorporated by reference to the Company’s Registration Statement on Form S-4, filed on July 30, 2003 (Registration No. 333-107453) (the “2003 S-4”)).
4.11		Form of Notes (included in Exhibit 4.10).
4.12		Purchase Agreement, dated as of June 19, 2003, among Psychiatric Solutions, Inc., the Guarantors named therein, Lehman Brothers Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Jefferies & Company, Inc. (incorporated by reference to Exhibit 4.12 to the 2003 S-4).
4.13		Exchange and Registration Rights Agreement, dated as of June 30, 2003, among Psychiatric Solutions, Inc., the Guarantors named therein, Lehman Brothers Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Jefferies & Company, Inc. (incorporated by reference to Exhibit 4.13 to the 2003 S-4).
5	.1*	Opinion of Waller Lansden Dortch & Davis, PLLC.
10	.1†	Amended and Restated Promissory Note between Mark P. Clein and PMR Corporation in the amount of $59,554, dated as of May 1, 2002 (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form S-4, filed on June 12, 2002 (Reg. No. 333-90372) (the “S-4”)).
10	.2†	Amended and Restated Promissory Note between Mark P. Clein and PMR Corporation in the amount of $278,504.82, dated as of May 1, 2002 (incorporated by reference to Exhibit 10.2 to the S-4).
10	.3†	Amended and Restated Promissory Note between Susan Erskine and PMR Corporation in the amount of $20,414, dated as of May 1, 2002 (incorporated by reference to Exhibit 10.5 to the S-4).
10	.4†	Consulting Agreement between Mark P. Clein and PMR Corporation, dated as of May 10, 2002 (incorporated by reference to Exhibit 10.6 to the S-4).
10	.5†	Consulting Agreement between Fred D. Furman and Psychiatric Solutions, Inc., dated as of August 6, 2002 (incorporated by reference to Exhibit 10.7 to the 2002 10-K).
10	.6†	Consulting Agreement between Allen Tepper and Psychiatric Solutions, Inc., dated as of August 5, 2002 (incorporated by reference to Exhibit 10.8 to the 2002 10-K).
10	.7†	First Addendum to Consulting Agreement, dated August 5, 2003, by and between Psychiatric Solutions, Inc. and Allen Tepper (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2003).
10	.8†	Employment Agreement between Fred D. Furman and PMR Corporation, dated as of August 25, 1999 (incorporated by reference to Exhibit 10.7 to the S-4).
10	.9†	Amendment to Employment Agreement between Fred D. Furman and PMR Corporation, dated as of May 1, 2002 (incorporated by reference to Exhibit 10.9 to the S-4).

Number		Description

10	.10†	Employment Agreement between Susan D. Erskine and PMR Corporation, dated as of August 25, 1999 (incorporated by reference to Exhibit 10.8 to the S-4).
10	.11†	Amendment to Employment Agreement between Susan Erskine and PMR Corporation, dated as of May 1, 2002 (incorporated by reference to Exhibit 10.10 to the S-4).
10	.12†	Employment Agreement between Jack R. Salberg and Psychiatric Solutions, Inc., dated as of October 1, 2002 (incorporated by reference to Exhibit 10.14 to the 2002 10-K).
10	.13†	Second Amended and Restated Employment Agreement between Joey A. Jacobs and Psychiatric Solutions, Inc., dated as of August 6, 2002 (incorporated by reference to Exhibit 10.16 to the 2002 10-K).
10	.14*†	Amendment to Second Amended and Restated Employment Agreement between Joey A. Jacobs and Psychiatric Solutions, Inc., dated November 26, 2003.
10	.14†	Indemnification Agreement between Mark P. Clein and Psychiatric Solutions, Inc., dated as of August 20, 2002 (incorporated by reference to Exhibit 10.17 to the 2002 10-K).
10	.15†	Indemnification Agreement between Joseph P. Donlan and Psychiatric Solutions, Inc., dated as of August 20, 2002 (incorporated by reference to Exhibit 10.18 to the 2002 10-K).
10	.16†	Indemnification Agreement between Richard D. Gore and Psychiatric Solutions, Inc., dated as of May 6, 2003 (incorporated by reference to Exhibit 10.15 to the 2003 S-4 Amendment).
10	.17†	Indemnification Agreement between Christopher Grant, Jr. and Psychiatric Solutions, Inc., dated as of August 20, 2002 (incorporated by reference to Exhibit 10.19 to the 2002 10-K).
10	.18†	Indemnification Agreement between David S. Heer and Psychiatric Solutions, Inc., dated as of August 20, 2002 (incorporated by reference to Exhibit 10.20 to the 2002 10-K).
10	.19†	Indemnification Agreement between Joey A. Jacobs and Psychiatric Solutions, Inc., dated as of August 20, 2002 (incorporated by reference to Exhibit 10.21 to the 2002 10-K).
10	.20†	Indemnification Agreement between Charles C. McGettigan and Psychiatric Solutions, Inc., dated as of August 20, 2002 (incorporated by reference to Exhibit 10.22 to the 2002 10-K).
10	.21†	Indemnification Agreement between Edward K. Wissing and Psychiatric Solutions, Inc., dated as of August 20, 2002 (incorporated by reference to Exhibit 10.23 to the 2002 10-K).
10.22		Consent under Indemnification Agreement between the Company and members of its Board of Directors, dated as of December, 2002 (incorporated by reference to Exhibit 10.24 to the 2002 10-K).
10.23		Indemnification Agreement, dated as of June 28, 2002, by and among the stockholders of Aeries Healthcare Corporation, a Delaware corporation, and Psychiatric Solutions, Inc., a Delaware corporation and/or its designated affiliate (incorporated by reference to Exhibit 10.15 to the S-4 Amendment).
10.24		Securities Purchase Agreement between Psychiatric Solutions, Inc. and The 1818 Mezzanine Fund II, L.P., dated as of June 28, 2002 (incorporated by reference to Exhibit 10.18 to the S-4 Amendment).
10.25		Second Amended and Restated Revolving Credit and Term Loan Agreement, dated as of June 30, 2003, among Psychiatric Solutions, Inc., the Guarantors named therein, CapitalSource Finance LLC, as administrative agent and collateral agent for Lenders, and the Lenders thereunder. (incorporated by reference to Exhibit 10.27 to the 2003 S-4).

Number		Description

10.26		Second Amended and Restated Term Note A, dated June 30, 2003, in the original principal amount of $8,224,361.69 payable to CapitalSource Finance LLC issued by Psychiatric Solutions, Inc. and certain of its related entities (incorporated by reference to Exhibit 10.25 of the 2003 S-4 Amendment).
10.27		Second Amended and Restated Term Note B, dated June 30, 2003, in the original principal amount of $8,595,840.63 payable to CapitalSource Finance LLC issued by Psychiatric Solutions, Inc. and certain of its related entities (incorporated by reference to Exhibit 10.26 to the 2003 S-4 Amendment).
10.28		Second Amended and Restated Term Note C, dated June 30, 2003, in the original principal amount of $179,797.68 payable to CapitalSource Finance LLC issued by Psychiatric Solutions, Inc. and certain of its related entities (incorporated by reference to Exhibit 10.27 to the 2003 S-4 Amendment).
10.29		Subordinated Promissory Note to The Brown Schools Inc., dated August 31, 2001, in the original principal amount of $2,000,000 (incorporated by reference to Exhibit 10.16 to the S-4 Amendment).
10	.30†	Psychiatric Solutions, Inc. 2003 Long-Term Equity Compensation Plan (incorporated by reference to Exhibit 10.33 to the 2002 10-K).
10	.31†	Amended and Restated Psychiatric Solutions, Inc. Equity Incentive Plan (incorporated by reference to Appendix B to the Company’s Definitive Proxy Statement, filed on April 14, 2003).
10	.32†	Form of Incentive Stock Option Agreement under the 1997 Plan (incorporated by reference to Exhibit 10.2 to the 1997 10-K).
10	.33†	Form of Nonstatutory Stock Option Agreement under the 1997 Plan (incorporated by reference to Exhibit 10 to the 1997 10-K).
10	.34†	Amended and Restated Psychiatric Solutions, Inc. Outside Directors’ Non-Qualified Stock Option Plan (incorporated by reference to Appendix C to the Company’s Definitive Proxy Statement, filed on April 14, 2003).
10	.35†	Form of Outside Directors’ Non-Qualified Stock Option Agreement (incorporated by reference to Exhibit 10.5 to the 1997 10-K).
10.36		Management and Affiliation Agreement, dated April 13, 1995, between Mental Health Cooperative, Inc. and Tennessee Mental Health Cooperative, Inc. with Addendum (incorporated by reference to Exhibit 10.14 to the 1997 10-K) (Tennessee Mental Health Cooperative, Inc. subsequently changed its name to Collaborative Care Corporation).
10.37		Second Addendum to Management and Affiliation Agreement, dated November 1, 1996, between Mental Health Cooperative, Inc. and Collaborative Care Corporation (incorporated by reference to Exhibit 10.15 to the Company’s Registration Statement on Form S-2 (Reg. No. 333-36313)).
10.38		Provider Services Agreement, dated April 13, 1995, between Tennessee Mental Health Cooperative, Inc. and Mental Health Cooperative, Inc. (incorporated by reference to Exhibit 10.15 to the 1997 10-K) (Tennessee Mental Health Cooperative, Inc. subsequently changed its name to Collaborative Care Corporation).
10.39		Provider Agreement, dated December 4, 1995, between Tennessee Behavioral Health, Inc. and Tennessee Mental Health Corporations, Inc. (incorporated by reference to Exhibit 10.19 to the 1998 10-K).
10.40		Addendum No. 1 to Provider Agreement, dated December 4, 1995, between Tennessee Behavioral Health, Inc. and Tennessee Mental Health Cooperative, Inc. (incorporated by reference to Exhibit 10.20 to the 1998 10-K).
10.41		Addendum No. 2 to Provider Agreement, dated February 4, 1996, between Tennessee Behavioral Health, Inc. and Tennessee Mental Health Cooperative, Inc. (incorporated by reference to Exhibit 10.21 to the 1998 10-K).
10.42		Provider Participation Agreement, dated December 1, 1995, among Green Spring Health Services, Inc., AdvoCare, Inc. and Tennessee Mental Health Cooperative, Inc. (incorporated by reference to Exhibit 10.22 to the 1998 10-K).

Number		Description

10.43		Amendment to Provider Participation Agreement, dated February 13, 1996, among Green Spring Health Services, Inc., AdvoCare of Tennessee, Inc. and Tennessee Mental Health Cooperative, Inc. (incorporated by reference to Exhibit 10.23 to the 1998 10-K).
23	.1*	Consent of Ernst & Young LLP, Independent Auditors.
23	.2*	Consent of Deloitte & Touche LLP, Independent Auditors.
23	.3*	Consent of BDO Seidman, LLP, Independent Auditors.
23	.4*	Consent of BDO Seidman, LLP, Independent Auditors.
23	.5*	Consent of Waller Lansden Dortch & Davis, PLLC (included in Exhibit 5.1).
24.1		Power of Attorney (included on signature page).
99.1		Financial Statements of Cypress Creek Hospital, Inc., West Oaks Hospital, Inc. and Healthcare Rehabilitation Center of Austin, Inc. for the years ended December 31, 2000, 1999 and 1998 and for the six months ended June 30, 2001 and 2000 (incorporated by reference to the S-4 Amendment).
99.2		Financial Statements of Holly Hill/Charter Behavioral Health System, L.L.C. for the years ended September 30, 2001 and 2000 (incorporated by reference to the S-4 Amendment).
99.3		Financial Statements of Aeries Healthcare Corporation and Subsidiary (d/b/a Riveredge Hospital) for the year ended December 31, 2001 and the ten month period ended December 31, 2000 and as of December 31, 2001 and 2000 (incorporated by reference to the S-4 Amendment).
99.4		Consolidated Financial Statements of PMR Corporation for the years ended April 30, 2002, 2001 and 2000 (incorporated by reference to the S-4 Amendment).

*	Filed herewith

†	Management contract or compensatory plan or arrangement